SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of June 2015

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item Description of Item

1. Market Announcement Dated May 7, 2015: Preliminary talks on possibility of disposal of Light’s interest in Renova

2. Market Announcement Dated May 19, 2015: Reply to BM&F Bovespa Official Letter SAE 2000/2015, of May 19, 2015

3. Earnings Release – 1Q 2015 Results

4. 1Q 2015 Results – Presentation

5. Carbon Disclosure Project – 2015

6. Annual and Sustainability Report 2014

7. XX Annual Meeting Cemig-Apimec – Guidance 2015-2019

8. XX Annual Meeting Cemig-Apimec – Supply and demand Cemig GT and the national grid

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: June 1, 2015	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. MARKET ANNOUNCEMENT DATED MAY 7, 2015: PRELIMINARY TALKS ON POSSIBILITY OF DISPOSAL OF LIGHT’S INTEREST IN RENOVA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Preliminary talks on possibility of disposal of Light’s interest in Renova

In accordance with CVM Instruction 358 of January 3, 2002, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date Light S.A., an affiliated company of Cemig, published the following Market Announcement:

“ Light S.A., in accordance with CVM Instruction 358 of January 3, 2002, hereby informs its stockholders and the market in general as follows:

Light Energia S.A. (‘Light Energia’), a wholly-owned subsidiary of Light S.A., is holding preliminary talks with a view to the possible disposal of the equity interest that it holds in Renova Energia S.A.

Light Energia takes this opportunity to state that at present there is no final agreement on the terms and conditions of any transaction, nor is there any commitment in existence able to bind Light Energia to enter into any such transaction.

The stockholders of Light S.A. and the market in general will be informed on the progress of any negotiations in accordance with the applicable legislation.”

Cemig will keep the market opportunely and appropriately informed on developments in this matter.

Belo Horizonte, May 7, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
Page 1 of 1 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. 6

2. MARKET ANNOUNCEMENT DATED MAY 19, 2015: REPLY TO BM&FBOVESPA OFFICIAL LETTER SAE 2000/2015, OF MAY 19, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to BM&FBovespa Official Letter SAE 2000/2015, of May 19, 2015

Question asked by BM&FBOVESPA

“SAE 2000/2015 – May 19, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Mr. Fabiano Maia Pereira

Investor Relations Director

Subject: Request for information on media news report

Dear Sirs,

We request information, by May 20, 2015, on the content of the news report published on May 19 by the online news site Agência Estado – Broadcast, which stated, among other information, that the objective of Cemig this year will be to ensure figures compatible with those that it reported in the first quarter of the year (the company’s profit in first quarter 2015 was up 18.8% year-on-year, at R$ 1.484 billion, with Ebitda up 22.3% at R$ 2.578 billion), and any other information considered to be important.”

Reply by CEMIG

Dear Sirs,

In compliance with the request made by BM&FBovespa, we note that these statements refer to the execution of our Long-Term Strategic Plan, and are in line with the financial projections published on May 26, 2014, which are in our Reference Form.

It may be noted that the statement referred to was made in our telephone conference call, which was announced in advance (Market Notice of May 13, 2015), and which was open to any and all persons who might be interested.

Cemig reiterates its commitment to timely publication of all and any material information.

Belo Horizonte, May 19, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
Page 1 of 1 This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. 8

3. EARNINGS RELEASE – 1Q 2015 RESULTS

First Quarter 2015 Results Presentation

Cemig

(BM&FBOVESPA: CMIG3, CMIG4; NYSE: CIG, CIG.C; Latibex: XCMIG)

announces its

TIMETABLE for Release of 1Q2015 Results:

1 – Publication

May 15, 2015 (Friday)

(after the closing of markets in São Paulo and New York)

The information will be available on our website: http://ri.cemig.com.br

2 – Video Webcast and Conference call

May 19, 2015 (Tuesday), at 2:00 p.m. (Brasília time)

Transmission of the results with simultaneous translation into English by video webcast at:

http://ri.cemig.com.br

or

by conference call at:

+ 55 11 2188-0155 (1st option) or + 55 11 2188-0188 (2nd option)

Password: CEMIG

3 – Video Webcast Playback:

Site: http://ri.cemig.com.br

Available for 90 days

Click on the banner and download

4 – Conference Call Playback:

Phone: (55 11) 2188-0400

Available: May 19 – June 06, 2015

For any questions please call +55 31 3506-5024.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

4. 1Q 2015 RESULTS—PRESENTATION

1Q 2015
Results
Ensuring corporate sustainability
– Every day

Disclaimer Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on expected future results, many of which are not under Cemig’s control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

Our results in 1Q15 (IFRS)



Net revenue
+24.2%
4,710
5,849
1Q14
1Q15
Ebitda
+22.3%
2,109
2,579
1Q14
1Q15
Net income
+18.8%
1,250
1,485
1Q14
1Q15

Cemig's portfolio of businesses keeps its results stable

- Trading policy maximizes results
- Extraordinary Tariff Review affects 1Q15 results

Gain in 1Q15 on fair valuation of investment in **Aliança**

3

Highlights Cemig/Light consortium wins auction to build Itaocara I Hydro Plant
Cemig 49%; Light 51%
Cemig D’s annual tariff adjustment in April 2015
Average increase of 7.07%
Quest for improvements in corporate sustainability continues every day
Gain on Aliança stockholding reorganization

The Itaocara I hydroelectric plant
Project features
Installed capacity 150 MW
Physical Guarantee 93.4 MW
Installation License already issued
95.5% of physical guarantee goes to regulated market
Investment of R$ 1 bn (March 2015 currency)
Capital structure
Own funds 30%
BNDES 40%
Debentures 30%
A–5 auction
Power supply sold: 89.20 Mw average
Sale price in regulated market: R$154.99/MWh
Start up planned for: 2Q 2018
Location
Consortium of Cemig (49%) and Light (51%) wins auction for Itaocara I Hydro Plant

Standard adjustment period is annual
COST OF
DISTRIBUTION
SECTOR
CHARGES
-0.29% 2.77% 2015 Extraordinary
Tariff Review
2015 annual tariff adjustment
SUPPLY
PURCHASED
2.53% S: 7.07% TRANSMISSION
SUPPLY
PURCHASED
COST OF
DISTRIBUTION
TRANSMISSION - R$ 0.5 bn
SECTOR
CHARGES
2.05% R$ 3.0 bn R$ 6.1 bn R$ 3.5 bn Bridging funds for the tariff adjustment:
Loans from CCEE (Wholesale Trading Chamber) – the ‘ACR Account’ created for this purpose
The Portion A Items Variation Account – the ‘Energy CVA’
Increase in transmission cost
Distribution: Annual Tariff Adjustment of Cemig D
Weightings / components in the adjustment for costs passed through to tariffs

Growth in generation
ALIANÇA: growth platform for large and medium-sized generation assets
Recognition of R$735 million in 1Q15 as gain on stockholding reorganization
Cemig GT and Vale have concluded structuring of the company: Aliança Geração de Energia
Aliança is born with major generating assets
Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga
1,158 MW in operation (652MW average)
100% contracted
1,306
(571)
735

Focus on sustainability
Publication of Annual and Sustainability Report for 2014
Uses the new Global Reporting Initiative methodology – GRI G4
Available for reading or download, including IOS and Android platforms for tablets and smartphones
Publication of Cemig’s Greenhouse Gas Emissions Inventory
Cemig subscribes to the Value Chain Management Program
Aim: Train suppliers to prepare greenhouse gas emissions inventories

Corporate sustainability – Recognition for Cemig
Included in the BM&F Bovespa/BNDES Carbon Efficiency Index for the fifth year running
Sustainability Yearbook 2015: RobecoSAM Silver Class rating for 2015 in Electric Utilities category
CDP Supply Chain program rates Cemig Brazilian leader in transparency on climate change information

Analyzing the
1Q15 results

-0.28% R$ mn +24.2% Changes in sales by volume – GWh
Consolidation of Gasmig has positive effect in 1Q15 revenue: R$ 426mn
CVA and Other financial components in tariff calculation: R$ 550 mn
Higher seasonality of consumption in early months of 2015
Efficient management of trading minimizes impact caused by adverse hydrology
GSF (Generation Scaling Factor) averaged 79% in 1Q15
Consolidated net revenue
1Q14
Residential
Industrial
Commercial
Rural
Others
Wholesale
1Q15
4,710
5,849
15,827
5
293
34
51
4
172
15,782

+49.8% Consolidated operational expenses
Consolidated expenses in 1Q15
Increased personnel expenses primarily due to:
November 2014 routine salary adjustment
3% increase in 1Q15 ruled by judgement on 2012 negotiation
Fuel oil affects account line Inputs for production of electricity
Consolidation of Gasmig affects 1Q15
2,898
4,342
1Q14
1Q15
Consolidated expenses in 1Q15
42
Personnel
23
Profit shares
5
Post-employment
-1
Materials
40
Inputs for production of electricity
9
Outsourced services
793
Electricity purchased for resale
65
Depreciation and amortization
38
Provisions
72
National Grid
262
Gas bougth for resale
85
Construction cost
12
Other expenses

Consolidated Ebitda
+22.3% Non-recurring accounting item in 2015 with no effect on cash
R$ 735 mn gain on fair value booking of investment in Aliança
-17.7% Ebitda:
Calculated using the criterion of proportional consolidation
1Q15
CVA
1Q14 adjusted
1Q15 adjusted
Adjustment
1Q15
2,109
2,241
1,844
2,579
132
735
IFRS
Gerencial
2,579
2,885
Cemig GT
Cemig D
TAESA
LIGHT
GASMIG
TELECOM
Others
2,161
193
169
160
66
7
129

Equity interests contributed 17.2% of Profit
Non-recurring item generates accounting gain in 1Q15
R$573 mn gain on fair value booking of investment in Aliança
Consolidated net income
+18.8% -46.7% Adjusted for non-recurring items
1Q14
1,250
1Q15
1,485
1,250
88
1,338
912
573
1,485
1Q14
CVA adjustment
1Q14 adjusted
1Q15 adjusted
Adjustment
1Q15

Cemig: consolidated debt profile
Maturities timetable – Average tenor: 2.9 years
Total net debt: R$ 11.9 billion
After March 2015, Cemig raised R$2.3 billion, about R$ 2 billion allocated to debt payment
2015
2016
2017
2018
2019
2020
2021
After 2021
4,610
2,133
1,809
1,337
586
731
727
1,121
Main indexors
CDI
IPCA
URTJ
RGR / Others
2%
2%
29%
67%
Real cost of debt – %
2012
2013
Mar-14
Jun-14
Sep-14
2014
Mar-15
5,03
5,94
6,23
6,43
6,45
7,05
7,76
Leverage – %
Net debt
Stockholders’ equity + Net debt
Net debt
Ebitda
1,30
1,40
1,80
1,80
1,75
Mar-14
Jun-14
Sep-14
2014
Mar-15
34,7
39,2
42,3
50,7
48,4

Cemig GT – debt profile
Maturities timetable – Average tenor: 2.6 years
Total net debt: R$ 6.2 billion
2015
2016
2017
2018
2019
2020
2021
After 2021
2,375
1,019
1,339
834
131
279
279
317
Main indexors
CDI
IPCA
Others
2%
16%
82%
Real cost of debt – %
2012
2013
Mar-14
Jun-14
Sep-14
2014
Mar-15
5.14
6.17
6.41
6.82
6.83
7.66
8.51
Leverage – %
Net debt
Stockholders’ equity + Net debt
Net debt
Ebitda
0.89
0.93
1.36
1.52
1.41
Mar-14
Jun-14
Sep-14
2014
mar/15
41.4
47.7
59.9
63.8
55.6

Cemig D – debt profile
Maturities timetable – Average tenor: 3.4 years
Total net debt: R$ 5.8 billion
2015
2016
2017
2018
2019
2020
2021
2022 em diante
2,071
1,019
415
457
442
439
435
791
Main indexors
CDI
IPCA
RGR
Others
4%
1%
44%
51%
Real cost of debt – %
2012
2013
Mar-14
Jun-14
Sep-14
2014
mar/15
5.41
5.67
6.02
6.07
6.10
6.44
7.07
Leverage – %
Net debt
Stockholders’ equity + Net debt
Net debt
Ebitda
5.52
7.56
7.23
3.90
3.87
Mar-14
Jun-14
Sep-14
2014
Mar-15
64.8
67.2
69.0
69.4
69.0

Investments
June 2014 R$ mn
Planned
Realized
2015
1Q15
GENERATION
761
333
Investment program
99
2
Injections
663
331
Aliança Norte
354
306
Madeira Energia S.A. – Mesa
115
Guanhães SPC (Minas PCH program)
100
SPC: Belo Monte (Amazônia Energia Participações S.A.)
92
24
Others
1
1
TRANSMISSION
212
44
Investment program
212
44
CEMIG D
1,186
255
Investment program
1,186
255
CEMIG H
185
11
Investment program
3
1
Injections
182
10
Total, investments – Cemig
2,347
644

Cash flow * Total cash available = sum of Cash and cash equivalents plus short and long-term Securities.
Cash Flow Statement
1Q15
1Q14
Cash at beginning of period
887
2,202
Cash generated by operations
332
618
Net profit
1,485
1,250
Current and deferred income tax and Social Contribution tax
574
579
Depreciation and amortization
247
182
Gain on the Aliança stockholding reorganization
(735)
CVA and Other financial components in tariff adjustment
(63)
Other adjustments
(1,177)
(1,392)
Financing activities
(583)
(11)
Financings obtained and capital increase
200
505
Interest on Equity, and dividends
(26)
Payments of loans and financings
(757)
(516)
Investment activity
(18)
(1,699)
Securities - Financial Investment
555
91
Acquisition of ownership interest and future capital commitments
(331)
(1,623)
Fixed and Intangible assets
(242)
(167)
Cash at end of period
617
1,110
Total Cash
1,074

Capital markets
Source: Economática - Movement in share prices and indices in 2015 up to May 18th
CMIG4
CMIG3
LIGHT
TAESA
RENOVA
IBOV
IEE
19.1%
13.4%
15.7%
10.8%
1.4%
12.4%
14.5%

CEMIG
Investor relations
Brazil’s best energy
Tel: +55 (31) 3506-5024
Fax: +55 (31) 3506-5025
ri@cemig.com.br
http://ri.cemig.com.br

5. CARBON DISCLOSURE PROJECT – 2015

CDP Climate Change
2015
Companhia Energética de Minas Gerais

English Version

Content

Introduction Module	36
CC0.1 Introduction	36
CC0.2 Reporting Year	37
CC0.3 Country List Configuration	37
CC0.4 Currency	37
CC0.6 Modules	37
Management Module	38
CC1. Governance	38
CC2. Strategy	40
CC3 Targets and Initiatives	50
CC4. Communications	61
Risks and Opportunities Module	62
CC5. Climate Change Risks	62
CC6. Climate Change Opportunities	72
Emissions Module	82
CC7. Emissions Methodology	82
CC8. Emissions Data	84
CC9. Scope 1 Emissions Breakdown	87
CC10. Scope 2 Emissions Breakdown	89
CC11. Energy	90
CC12. Emissions Performance	92
CC13. Emissions Trading	95
CC14. Scope 3 Emissions	98
Supplement Electric Energy Utilities	107
EU0 Reference dates	107
EU1 Global totals by year	107
EU2 Individual Country profiles	107
EU3 Renewable electricity sourcing regulations	108
EU4 Renewable Electricity Development	109
CDP Sign off	111

Companhia Energética de Minas Gerais – Cemig

Introduction Module

CC0.1 Introduction

Founded in 1952 by then Governor of Minas Gerais state, Juscelino Kubitschek de Oliveira, Companhia Energética de Minas Gerais (Cemig) provides the generation, transmission, commercialization and distribution of electricity, as well as providing energy solutions (Efficientia S.A.) and natural gas distribution (Gasmig). The group comprises: the holding company, Companhia Energética de Minas Gerais (Cemig); two wholly-owned subsidiaries, Cemig Geração e Transmissão S.A. (Cemig GT) and Cemig Distribuição S.A. (Cemig D), and a group of other entities, comprising an overall total of 206 companies, 18 consortia and two private equity funds, with assets in 23 Brazilian states (including the Federal District) and in Chile. Since its founding, the company has contributed, in an innovative and sustainable manner, to the collective welfare of the regions where it operates. Cemig is Brazil’s largest electricity distributor in terms of the length of its transmission lines and extent of its networks, and one of the largest power generation and transmission companies in the country. It is also involved in natural gas exploration and distribution and data transmission operations (Cemig Telecom). Cemig owns a 26.06% stake in Light S.A., an electricity distributor with operations in 31 municipalities in the state of Rio de Janeiro, covering a region with a population of over 11 million people. It also has equity stakes in the transmission company Transmissora Aliança de Energia Elétrica S.A. (Taesa).

With a growth model increasingly focused on the use of renewable energy, between 2013 and 2014 Cemig became part of the controlling stockholding block (27.4%) of Renova, a leader in Brazil’s wind power market, which also has investments in solar and other renewable energy sources. The main objective in joining Renova’s controlling block was to use that company as Cemig’s vehicle for expansion in renewable energy sources (except hydroelectric).

Cemig is a mixed capital company controlled by the State of Minas Gerais (51%), with (at December 2014) more than 120,000 shareholders in 40 countries. Its shares are traded in São Paulo on the BM&FBovespa S.A., in New York on the New York Stock Exchange (NYSE) and in Madrid on the Mercado de Valores Latino-Americanos (Latibex). In 2014 Cemig’s consolidated net operating revenues totalled R$ 19.54 billion, based on a matrix whose main source of energy are renewable resources.

Excluding power generated by Light, Cemig’s generation system has installed capacity of 7,435 MW, 94.85% of which is for hydroelectric generation, 2.47% for thermal generation (1.76% burning fuel oil and 0.71% burning process waste gas), and 2.68% for wind generation. These figures make Cemig one of the largest power generators in Brazil – operating 63 hydroelectric power plants, three thermoelectric facilities, and four wind farms. Adding the generating capacity represented by Cemig’s stakes in subsidiary and affiliated companies, such as Light, Cemig’s installed generation capacity totals 7,717 MW. The company has 9,748 km of transmission lines and 17,218 km of sub-transmission lines. And in electricity distribution, it provides supply to approximately 7.8 million people in 774 municipalities in Minas Gerais, managing Latin America’s largest electricity distribution network, with distribution lines totalling more than 484,000 km. At the end of 2014 Cemig directly employed 7,922 people.

Companhia Energética de Minas Gerais – Cemig

Because of its commitment to social and environmental responsibility, its economic and financial strength, and its technical excellence, Cemig has become an international benchmark in sustainability in the electricity sector, and is positioned as one of the main vectors for consolidation in the Brazilian electric sector. It has been included in the Dow Jones Sustainability Index (DJSI World) ever since that index was created 15 years ago; it has been a part of the BM&FBovespa’s Corporate Sustainability Index (ISE) for the past 10 years; and last year was the fifth time that it has been selected for inclusion in the Carbon Efficient Index (ICO2), created by BM&FBovespa and the BNDES (National Bank for Development in 2010. In 2014, the CDP recognized Cemig as the leading company in Brazil in terms of its excellence in climate change information and transparency: of the 52 major Brazilian companies that responded to the annual questionnaire issued by this London-based non-profit NGO, Cemig obtained the highest marks for transparency, scoring 98 out of a total of 100.

MISSION

“To operate in the energy sector with profitability, quality and social responsibility.”

VISION

“Consolidate itself in this decade as the largest group in the Brazilian electric energy industry in terms of market value, with operations in the gas market, world leader in sustainability, admired by its clients and recognized for its solidity and performance”.

CC0.2 Reporting Year

01/01/2014 to 12/31/2014

CC0.3 Country List Configuration

Brazil

CC0.4 Currency

BRL(R$) – Reais

CC0.6 Modules

Electric Utilities module

Companhia Energética de Minas Gerais – Cemig

Management Module

CC1. Governance

CC1.1 Where is the highest level of direct responsibility for climate change within your organization?

Board of Directors, or an individual or group of people belonging to the Board of Directors, or other committee appointed by the Board of Directors.

If the “Board of Directors or individual/group belonging to the Board or other committee appointed by the Board of Directors,” “Senior Manager/Director,” or “Other Manager/Director”:

CC1.1a Please identify the position of the individual or name of the committee with this responsibility.

The person at the highest level of direct responsibility for climate change issues in Cemig is the Deputy CEO, who reports directly to the CEO. The CEO is the highest instance of the Executive Board, which in turn reports directly to the Board of Directors.

Cemig’s management comprises: its Board of Directors, and Executive Board. Members of the Board of Directors, who are elected at the Annual General Shareholder’s Meeting, elect the firm’s CEO and Deputy CEO, and appoint the Executive Board. The duties of the Deputy CEO, defined and approved by the Board of Directors, include: (i) replacing the CEO when s/he is absent, on leave, temporarily disabled, has resigned or the position is vacant; (ii) working towards the improvement of the Company’s social responsibility and sustainability policies; (iii) defining policies and guidelines related to the environment, technological development, alternative energy sources and technical standardization; (iv) coordinating Cemig’s strategy in relation to social responsibility, the environment, and technological processes for the strategic management of technology; (v) coordinating the implementation and maintenance of quality systems; (vi) implementing the Company’s technological development programs, and (vii) monitoring the management of plans for compliance with environmental, technological and quality improvement guidelines.

CC1.2 Does your organization provide incentives for the management of climate change issues, including the attainment of targets?

Yes.

Companhia Energética de Minas Gerais – Cemig

If “Yes”:

CC1.2a Please provide further details on the incentives provided for the management of climate change issues.

Who is entitled to benefit from these incentives?	Type of incentive	Incentivized performance indicator	Comment

Board of Directors/Executive Board	Monetary reward	Other: Sustainability index related to climate change

Indicator: Cemig’s score in the Dow Jones Sustainability World Index. This index evaluates issues related to climate change, among other sustainability-related issues.

The variable remuneration of the Deputy CEO is linked to Cemig’s score in the Dow Jones Sustainability World Index. He is the second-ranked individual on the Executive Board, which is part of the Company’s management.

Director on the Board	Monetary reward	Efficiency target

Indicator: Index of energy loss in the electricity system

Energy losses in the electricity system are responsible for 99% of Cemig’s Scope 2 emissions. To achieve the goal of reducing these measurable losses (i.e., Scope 2 emissions), the company established the Total Distribution Losses Index (IPTD), with multi-year targets validated annually and monitored monthly. The variable remuneration of the Distribution and Marketing Director and the staff of the Revenue Protection Unit is linked to this loss rate. It should be noted that a CO2 emissions target cannot be established here, as the emissions factor of the interconnected system varies annually. Therefore, the target is defined in terms of MWh.

Corporate executive team	Monetary reward	Other: Sustainability index related to climate change

Indicator: Participation of Cemig in the portfolio of the Carbon Efficient Index (ICO2).

Developed by the BM&FBovespa and the Brazilian Development Bank (BNDES), the ICO2 is an indicator based on the IBrX-50 portfolio, which takes into account, in the weighting of participating shares, the ratio between a company’s gross revenues and its greenhouse gas (GHG) emissions, thus evaluating GHG emissions efficiency.

The variable remuneration of the team that is subordinate to the Deputy CEO is linked to Cemig’s participation in the ICO2.

Corporate executive team	Monetary reward	Other: Sustainability index related to climate change

Indicator: Cemig’s score in the environmental dimension of the Dow Jones Sustainability World Index. This index evaluates issues related to climate change, among other questions related to sustainability.

This team is also responsible for achieving Cemig’s sustainability goals on all climate change-related matters directly linked to these goals.

The variable remuneration of the team that is subordinate to the Deputy CEO is directly linked to Cemig’s score in the environmental dimension of the Dow Jones Sustainability Index.

Companhia Energética de Minas Gerais – Cemig

CC2. Strategy

CC2.1 Please select the option that best describes your risk management procedures with regard to climate change risks and opportunities.

Procedures are integrated into multi-disciplinary company-wide risk management processes.

If you selected “Integrated into multi-disciplinary company-wide risk management processes” or “A specific climate change risk management process”:

CC2.1a Please provide further details on your risk management procedures with regard to climate change risks and opportunities.

Frequency of monitoring	To whom are results reported?	Geographic areas considered	How far into the future are risks considered?	Comment

Semi-annually or more frequently	Board of Directors or individual/group belonging to the Board or other committee appointed by the Board of Directors	Brazil	> 6 years

Cemig uses a tool for managing corporate risks that identifies strategic and process/operational risks, providing information to senior management for decision-making for managing the most relevant risks and, thereby, preserving the Company’s value.

The Executive Board maintains a Risk Management Steering Committee, which is focused on the efficient management of Cemig’s operational, commercial, financial and regulatory risks — especially industry issues related to tariff adjustments and hydrological constraints.

Strategic risks are related to the Company’s vision and objectives, or strategic decisions that bear the risk of not achieving planned outcomes.

Process/operational risks arise in the course of business functions associated with people, systems and processes upon which their operations depend. Cemig has a decentralized structure for the identification and management of climate change-related opportunities, which focuses on renewable energy and energy efficiency.

Companhia Energética de Minas Gerais – Cemig

CC2.1b Please describe how your risk and opportunity identification processes are applied at both company and asset level.

Cemig considers strategic risks/opportunities to be those that can directly affect the company’s business, in other words, are those associated with senior management decision-making that could materially affect the Company’s economic value. Additionally, process risks/opportunities are considered to be those that can negatively or positively affect meeting the goals and implementing guidelines established in the Company’s Strategic Plan, identified in all processes in each business division—Sales/Trading, Generation, Transmission, Distribution, and Corporate.

Therefore, Cemig treats corporate level risks/opportunities as strategic risks/opportunities. This extends to subsidiaries and individual plants (i.e., asset level), since they encompass both strategic and process risks/opportunities.

Cemig continuously maps risks/opportunities, since updating the information in the Company’s management tool and monitoring and evaluating controls and action plans are part of the scheduled routines for all involved in risk management—meaning each agent has predetermined roles and responsibilities. This recently adopted tool raises the hierarchy level at which approval is required for the information gathered; previously, approval was at the Division (General Manager) level. Now, it is made at the Executive Board level.

In addition, the system enables risks/opportunities to be managed at the process level, which permits a direct link to risks under evaluation at the strategic level.

CC2.1c How do you prioritize the risks and opportunities identified?

Cemig uses scales to classify risks and opportunities according to their financial impact, intangible impact, probability of occurrence and relevance to the Company. Percentage estimates between each of the points for each of the scales are given. From these scales, Cemig prioritizes each risk, allowing for a hierarchy of risks within a risks/opportunities exposure matrix, which includes risks/opportunities surveyed throughout the process.

In addition, specifically for the “financial impact”, variable referenced above, which is used to define the position of a risk/opportunity in the exposure matrix, information regarding the financial implications of risks/opportunities, controls and measurements are fed into the system. The system then calculates the cost/return of an inherent risk/opportunity (i.e., without management action), the residual risk/opportunity (after the implementation of controls) and planned residual risk/opportunity (after the implementation of measures). This allows decision-making on priorities based on robust financial analyses of scenarios with and without the management of risks/opportunities.

In terms of opportunities, the major focus has been on the acquisition of renewable source assets. To this end, Cemig has adopted a structure for acquisitions through partnerships with strategic partners and investment funds. This establishes a growth vehicle that allows the Company, even with a minority stake, to establish a strategic and competitive position with those assets, combining its expertise with the partners’ financial capacity.

Companhia Energética de Minas Gerais – Cemig

In mergers and acquisitions undertaken by Cemig, it is essential to carry out due diligence for evaluation, identification, measurement and management of each risk and contingency. It is a multidisciplinary activity and involves several knowledge areas – technical, environmental, legal, corporate, regulatory, real estate, accounting, tax, labour and financial. Thus, conducting due diligence is an indispensable tool for the investment as a Company’s growth strategy.

CC2.2 Is climate change integrated into your business strategy?

Yes.

If “Yes”:

CC2.2a Please describe the process of how climate change is integrated into your business strategy and any outcomes of this process.

i.	The Corporate Risk Monitoring Committee classifies and prioritizes risks and opportunities related to climate change according to exposure matrices and presents them to the Executive Board. These risk and opportunity assessments are thereby presented to senior management, which uses them to develop the Company’s strategic plan. Once the Executive Board has defined and approved Cemig’s strategy, the Company’s other executive departments plan the activities. The Board of Directors conducts the Strategic Planning process with the participation of the Executive Board.

During the last annual cycle of Cemig’s Strategic Planning process, the Board of Directors approved an update to the Corporate Strategic Plan, defining the strategic objectives over the short term and until 2035. The main drivers of Cemig’s business strategy are related to balanced growth through new projects, as well as mergers and acquisitions, with the main commitment being to sustainable growth and adding shareholder value over the long term. In terms of the aim to expand installed capacity through a low-risk portfolio, the Company’s expansion in renewable sources has been particularly noteworthy.

ii.	Aspects of climate change that have influenced Cemig’s strategy:

Development of low carbon businesses: Cemig has identified opportunities for business, and for achieving market advantages, arising from its low carbon energy matrix. These are led by: (i) use of Cemig’s existing expertise to build and renovate renewable power plants; and (ii) investment in new energy sources.

Companhia Energética de Minas Gerais – Cemig

Regulatory changes: Cemig identifies regulatory risks related to climate change, which are considered seriously as part of the Company’s strategic decision-making process. Cemig conducts environmental due diligence prior to the acquisition of new assets (assessment of carbon risk), to evaluate the possible financial impact of any increase in GHG emissions from such assets, vis-à-vis the possibilities for internalizing emission costs due to new regulations.

Need for climate change mitigation: Although Cemig’s GHG emissions are already low, it strives to reduce them even further by establishing targets for reduction of emissions, electricity consumption and electricity losses.

Need for adaptation to climate change: Cemig has generating capacity that has low GHG-emission intensity because it is predominantly hydropower-based, but is subject to the consequences of climate change. Therefore, it invests in improving weather forecasting systems; in enhancing the infrastructure of its power plants, transmission lines and distribution network, to deal with these consequences; and in improving the forecasting of availability of water for its generation assets. Additionally, it has sought to diversify its matrix of sources by increases its participation in wind power generation, through Renova Energia. In 2014 was approved in the Aneel reserve auction the deployment of 106.9 MWp generation from photovoltaic source.

iii.	Strategy components influenced by climate change in the short term (up to 5 years): (i) Cemig invests in state-of-the-art techniques and equipment that provide a high degree of accuracy in forecasting intensity and location of storms. (ii) It has established a corporate goal of reducing Scope 1 GHG emissions by 8% (in tCO2e/MWh) from 2008 to 2015. (iii) It has set a corporate goal of reducing electricity losses to below 10.85% by 2017.

iv.	Strategy components influenced by climate change in the long term (over 10 years): The need to consolidate low carbon energy supply sources has guided R&D projects in technologies that Cemig could deploy on a large scale in the future, such as (i) development of the second edition of a Minas Gerais solarimetric atlas, and (ii) electricity generation in solar plants connected to the power grid. Cemig’s recent acquisitions demonstrate its focus on expansion in renewable sources (see acquisitions in 2014 under item (vi) of this question). With these strategic actions, Cemig is expanding its power generation in the short term, and investing in a diversified matrix of renewable energy sources for the long term.

Companhia Energética de Minas Gerais – Cemig

The climate change scenario opens new business opportunities for Cemig, with expectations of high demand over the long run. Cemig owns Efficientia S.A., which develops and implements technological solutions for efficient use of energy among non-residential consumers.

v.	By maintaining a predominantly renewable matrix and conducting carbon risk assessments, Cemig is able to take positions in advance of the risks associated with increased electricity generation costs.

At the same time, development of new technologies, especially solar generation, puts Cemig in the vanguard of the electricity industry – incorporating new technologies into its supply matrix and enabling it to diversify its businesses.

vi.	More substantial strategic decisions made by Cemig in 2014, which were influenced by business opportunities made more feasible as a result of climate change, include the following:

•	Investment in electricity distribution network loss management: Loss control is one of Cemig’s strategic goals. Among other effects it reduces the emissions factor of the national grid, with potential for mitigation of climate change effects.

•	Activities that minimize physical risks from extreme weather events:

•	Improvement in distribution networks: Establishment of the Protected Distribution Network (Rede de Distribuição Protegida – RDP), with shielded lines and networks, and fully structured distribution line pathways, as a minimum standard for urban supply.

•	Activities that increase opportunities for low carbon business development:

•	Acquisition of 27.4% of Renova and membership of its controlling stockholder block (a transaction begun in 2013 and completed in 2014).

•	Agreement with Renova for a 50% equity interest in the Zeus Project, for installation of 25 wind farms in the city of Jacobina, in the state of Bahia, with total installed capacity of 676.2 MW – with commercial supply to start in September 2018. Cemig’s total direct and indirect ownership interest in Renova is 32.5%.

•	Contracting of 150.4 MW of installed capacity at the 2014 Reserve Supply Auction (the ‘2014 LER’), in three wind complexes (43.5 MW) and four solar farms (106.9 MWp), to start commercial supply in October 2017; and 108 MW of installed capacity in the 2014 A–5 Auction, in five wind farms for start of supply in January 2019. All of these complexes are in the state of Bahia. Cemig’s total direct and indirect ownership interest is 32.5%.

Companhia Energética de Minas Gerais – Cemig

CC2.2c Does your company use an internal price of carbon?

Yes.

If “Yes”:

CC2.2d Please provide details and examples of how your company uses an internal price of carbon.

i.	Scope of the emissions: Scope 1;

ii.	Rationale for employing a price: First, it is important to note that in Brazil there is no set price for carbon. However, when assessing the acquisition of projects using fossil fuels, Cemig carries out internal analyses of carbon risk and its financial impact on the Company (i.e., the potential financial risk to the Company in a potential future scenario for GHG emissions pricing in Brazil). In its most recent assessment the Company considered different power generation scenarios in the Brazilian energy matrix. To calculate the financial impact of carbon pricing on these projects, Cemig determined the energy to be generated from and the GHG emissions that would be produced by each scenario; then, the GHG emissions were multiplied by the domestic price of carbon. The results were included in the financial feasibility analysis of each project and were incorporated as operating costs. These assessments were based on the average prices of Verified Carbon Standard (VCS) credits;

iii.	Actual price used: The value used in the carbon pricing of fossil fuel-using projects that might be acquired is the mean value of annual averages of Verified Carbon Units (VCUs), which is currently equivalent to R$ 3.56.

iv.	Variations in price over time and across geographic areas: These were not considered.

v.	Person/entity responsible for determining this price: For each assessment, Cemig contracts a firm that specializes in carrying out carbon risk assessments, which is responsible for determining the price of carbon, according to the methodology described in items (ii) and (iii) above.

vi.	An example of how carbon pricing affects investment decisions: Cemig conducts environmental due diligence and sensitivity analyses in the acquisition of new fossil-fuel using assets (carbon risk assessment) to evaluate the potential financial impact of increases in its GHG emissions from these assets, including the possibility of internalizing emission costs as a result of new regulations. This helps the Company make decisions regarding business expansion.

Companhia Energética de Minas Gerais – Cemig

CC2.3 Do you engage in activities that could either directly or indirectly influence public policy on climate change through any of the following?

(x) Direct engagement with policy makers

(x) Trade associations

(x) Financing research organizations

( ) Other

( ) No

If “Direct engagement with policy makers” is ticked:

CC2.3a On what issues have you been engaging directly with policy makers?

Focus of legislation	Corporate position	Details of engagement	Proposed legislative solution

Other: mitigating and adapting to climate change	Support

Created in 1977 as the Environmental Policy Commission, the State Environmental Policy Board (Conselho Estadual de Política Ambiental—COPAM) became the State Council of Minas Gerais in 1987, and currently has the status and function of a regulatory and advisory decision-making committee, subordinated to the State Department for Environment and Sustainable Development (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável—SEMAD). It delivers decisions regarding guidelines, policies, regulations and technical norms, standards and other operational measures to preserve the environment and environmental resources, and their application by SEMAD through entities linked to the council, and other regional and local environmental regulation agencies.

Among the Thematic Boards that comprise COPAM is the Energy and Climate Change Chamber (Câmara de Energia e Mudanças Climáticas—CEM), on which Cemig has a representative.

In 2014, the Minas Gerais Energy and Climate Change Plan (Plano de Energia e Mudanças Climáticas de Minas Gerais—PEMC) was presented to the CEM. The PEMC is a cross-referenced planning tool covering all socio-economic sectors of the state of Minas Gerais that impact GHG emissions and/or suffer the effects of climate change. The plan is a public policy instrument that was created through a participatory process, its main objective being to establish guidelines and activities for mitigation and adaption to climate change in Minas Gerais, while ensuring the state’s transition to a low carbon economy and its sustainable development.

Cemig supports this legislation without reservations.

Companhia Energética de Minas Gerais – Cemig

If “Trade associations” is ticked:

CC2.3b Are you on the Board of any trade associations or provide funding beyond membership?

Yes.

If “Yes”:

CC2.3c Please enter the details of those trade associations that are likely to take a position on climate change legislation.

Trade association	Is your position on climate change consistent with theirs?	Please explain the trade association’s position	How have you, or are you attempting to, influence the position
Brazilian Business Council for Sustainable Development (Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável – CEBDS)	Consistent

Cemig sits on the CEBDS’s Energy and Climate Change Chamber (Câmara Temática de Energia e Mudanças do Clima -CTClima). CTClima represents the views of the CEBDS’s member companies on issues related to climate change, in debates, and in formulation of public policies together with governments and other interest groups. CTClima’s mission is “to provide a suitable forum for companies to understand their role in relation to climate change, assisting them to develop strategies that take advantage of opportunities, minimize risks, and prepare for a world with restrictions on greenhouse gas emissions.”

The CEBDS is involved in various activities associated with this issue that could contribute to the development and improvement of public policies on the subject. For example, in 2014 CEBDS launched the third edition of a carbon value chain management project that has trained more than 250 suppliers to prepare their own greenhouse gas inventories since 2012. The project’s goal is to prepare the supply chain for possible regulatory changes on the subject, to achieve a positive emission reduction result while ensuring business continuity without a loss in market competitiveness.

Cemig’s representative on the Energy and Climate Change Chamber (CTClima) participates in its meetings, discussions and debates and, when applicable, contributes with suggestions for the formulation of public policies.

If “Funding research organizations” is ticked:

CC2.3d Do you publicly disclose a list of all the research organizations that you fund?

Yes1.

CC2.3e Do you fund any research organizations to produce or disseminate public work on climate change?

Yes.

[1]	Cemig publishes all the research projects it conducts, organised by subject; the details of the projects are available at:

http://www.cemig.com.br/en-us/Company_and_Future/innovation/Research_and_Development/Pages/research_and_development.aspx

Companhia Energética de Minas Gerais – Cemig

If “Yes”:

CC2.3f Please describe the work and how it aligns with your own strategy on climate change.

Cemig’s Research and Development (R&D) Program produces processes, new methodologies, software, materials, devices and equipment to improve the electricity system and help the Company adapt to and mitigate the impacts caused by climate change, thereby benefiting the electricity industry, Cemig, and society. Cemig has focused on studying energy alternatives, directing efforts toward development of new ways forward for technology and business options in the sector. Following are details of some of our 2014 projects:

¡	Photovoltaic Power Plants at Universities: Conclusion of a partnership with four universities in Minas Gerais for the installation of four photovoltaic plants, each with nominal capacity of 12.5 KWp. Cemig provides technical support for their operations and maintenance, and donated 1,000 photovoltaic modules. Each plant will generate an average of approximately 18 MWh/year and, in addition to the economic benefit of the surplus power generated, will offer educational options for vocational training and development of photovoltaic technology.

¡	Sete Lagoas Solar Photovoltaic Plant: Continuing construction of an experimental, 3.3 MWp capacity photovoltaic plant in Sete Lagoas, in partnership with the company Sebra Solaria Brasil, the Federal University of Minas Gerais and the Minas Gerais State Research Foundation (Fundação de Amparo à Pesquisa do Estado de Minas Gerais—Fapemig). The project aims to develop the necessary expertise for commercial photovoltaic power generation, the project will operate a photovoltaic plant coupled and a sophisticated solar energy research centre.

¡	Sustainable Electricity Generation from Effluents of Charcoal Production in the Pig Iron Production Chain: This is the continuation of a project in partnership with the Federal University of Ouro Preto and Ondatec Tecnologia Industrial em Microondas, aiming to generate electricity from the effluents produced by vegetable biomass pyrolysis, considerably reducing the pollution potential and increasing the energy efficiency of charcoal production. The prototypes have been built and are being adjusted; liquid and gaseous fuels are undergoing testing, and it is expected that it will be possible to use them for electricity production;

¡	Solid Urban Waste Gasification for Electricity Generation: This is a partnership with the Federal University of Itajubá and AG Therm Caldeiras e Equipamentos, to build a pilot plant for fluidized bed gasification of fuels derived from urban solid waste biomass, lowering the environmental impact of disposal of this type of waste in the region. The equipment is being purchased and installed, and modelling of the system is in progress.

Companhia Energética de Minas Gerais – Cemig

¡	Use of gases from wood carbonization in charcoal production: This project in partnership with ArcelorMittal BioFlorestas was finalized in 2014, to develop and build systems for transport of carbonization gas and for recovery of forest biomass waste, to generate electricity in a system comprising a central burner, an externally-fired gas-turbine (EFGT) and a generator. Prototypes were assembled, equipment installed, followed by experimental testing and validation of results. Following a technical inspection by Cemig an End-of-Project Workshop was held, open to the general public and the scientific community. The project produced a doctoral dissertation defended in 2014 at the Federal University of Viçosa (UFV), entitled “The Potential of Electricity Generation from Wood Carbonization Forest Residues and Gases.” A master’s degree thesis inspired by the project is expected in 2016, and several articles resulting from the project are being prepared for publication. A patent application is also being prepared.

¡	Power generation using biogas from vinasse digestion: This project in partnership with Methanum Engenharia Ambiental, and Efficientia, was finalized in 2014, to develop a system to purify biogas from vinasse, for use to generate electricity. There was trial operation of the system in 2014 and the project ended with the Closing Workshop, open to the general public and the scientific community, which attracted approximately 50 people. The initiative inspired academic research: in 2015, a master’s degree thesis, “Analysis of the microbial community in a system for the treatment of biogas with high concentrations of sulphide,” was defended at the Federal University of Minas Gerais; and a doctoral dissertation, “Desulfurization of biogas from the methanization of vinasse: a new approach for the removal of high concentrations of H2S”, is scheduled for 2015. Articles have been submitted for publication, and a patent application has been prepared.

Investments in these lines of research are made as part of the R&D program regulated by Brazil’s National Electric Energy Agency (Agência Nacional de Energia Elétrica—Aneel), and in partnership with Fapemig.

Companhia Energética de Minas Gerais – Cemig

If “Direct engagement”, “Trade associations,” “Funding research organizations” or “Other” is ticked:

CC2.3h What processes do you have in place to ensure that all of your direct and indirect activities that influence policy are consistent with your overall climate change strategy?

Cemig’s institutional relationships with the makers of public policy on climate change are conducted, under the approval of the Executive Board, by the Heads of Divisions (General Managers) charged with the management of specific strategic goals and corporate risks associated with the subject. Their work undergoes an annual recycling process as part of the Company’s annual strategy and Strategic Plan cycle. As described in question CC1.1, the individual directly responsible for Cemig’s global climate change strategy is the Deputy CEO. Thus, following approval by the Chief Officers of the related divisions, the Deputy CEO’s team ultimately evaluates all direct and indirect public policy development activities in which the Company participates. As an underlying premise, all institutional activities are driven by assumptions contained in the Cemig document “10 initiatives for the climate.”

CC2.4 Would your organization’s board of directors support an international agreement between governments on climate change, which seeks to limit global temperature rise to under two degree Celsius from pre-industrial levels in line with IPCC scenarios such as RCP2.6?

The Company has no opinion on the subject.

CC3 Targets and Initiatives

CC3.1 Did you have an emissions reduction target that was active (ongoing or reached completion) in the reporting year?

( ) Absolute target

( ) Intensity target

(x)	Absolute and intensity targets

( ) No

Companhia Energética de Minas Gerais – Cemig

If you have an “Absolute target” or “Absolute and intensity targets”:

CC3.1a Please provide details of your absolute target.

Target identification	Scope	% of emissions in scope	% reduction from base year	Base year	Base year emissions (tCO2e)	Target year	Comments
Abs-1	Scope 2	0.8%	4%	2011	6,351	2020

The Company has established a goal of reducing the combined electricity consumption of Cemig GT and Cemig D by 4% from 2011 to 2020.

In 2011, Cemig GT and D consumed 46,876 MWh of electricity, representing 0.8% of the Company’s Scope 2 emissions in the year (the other 99.2% was due primarily to electrical losses, plus a small portion arising from electricity consumption by Efficientia and Cemig Telecom).

That year, the national grid emission factor was 0.0292 tCO2e/MWh, so that emissions associated with electricity consumption were 1,368 tCO2e. However, to allow comparison with emissions from electricity consumption in 2014, the base year emissions have been reported (in the column on the left) using the 2014 national grid emission factor, which was 0.1355 tCO2e /MWh, resulting in a value of 6,351 tCO2e.

Note that the Scope 2 emission factor is given for emission factors developed by using the coefficient of fossil fuel use in electricity for Brazil’s National Grid system, primarily through thermoelectric plant activities.

This emission factor is used to calculate emissions from electricity generation acquired from the national grid (Scope 2), which in 2014 was 0.1355 tCO2e/MWh (as above), calculated from data collected by the Brazil’s National Electric System Operator (ONS) using a procedure developed in partnership with the Brazilian Science, Technology and Innovation Ministry (MCTI). The methodology adopted is the “Tool to calculate emission factor for an electricity system,” approved by the United Nations Framework Convention on Climate Change (UNFCCC).

Companhia Energética de Minas Gerais – Cemig

If you have an “Intensity target” or “Absolute and intensity targets”:

CC3.1b Please provide details of your intensity target.

Target identification	Scope	% of emissions in scope	% reduction from base year	Metric	Base year	Base year emissions standard (tCO2e/ MWh)	Target year	Comments
Int-1	Scope 1	100%	8%	tCO2e/MWh	2008	0.007801	2015	This target refers to reduction of Scope 1 emissions in relation to electricity generated by Cemig; thus it is expressed as tCO2e/MWh produced.

If you have an “Intensity target” or “Absolute and intensity targets”:

CC3.1c Please also indicate what change in absolute emissions this intensity target reflects.

Target identification	Direction of change anticipated in absolute Scope 1 + 2 emissions at target completion?	% change anticipated in absolute Scope 1 + 2 emissions	Direction of change anticipated in absolute Scope 3 emissions at target completion?	% change anticipated in absolute Scope 3 emissions	Comments
Int-1	Increase	14.08%	–	–

Despite the reduction of GHG emissions per MWh produced by Cemig when the target was achieved, the Company is projecting an expansion of its production of approximately 124% from 2008 to 2015, which will lead to an increase in absolute Scope 1 emissions, while achieving established target.

By 2015, there may be an increase in absolute emissions due to increased operation of the Igarapé Thermoelectric Power Plant.

Companhia Energética de Minas Gerais – Cemig

For both types of target, also:

CC3.1d For all of your targets, please provide details on the progress made in the reporting year.

Target identification	% complete (time)	% complete (emissions)	Comments
Abs-1	33.33%	100%

In 2014, Cemig GT and Cemig D consumed 44,168 MWh of electricity, 5.78% less than in 2011 (target base year). Thus Cemig has reached and exceeded its target of reducing its electricity consumption by 4% compared to 2011.

Int-1	85.71%	0.00%

Scope 1 emissions have increased since 2008 emissions to 0.023467 tCO2e/MWh generated by Cemig. Thus, in 2014, Cemig has not improved in its goal of reducing emissions of 0.007801 (base year) to 0.007177 tCO2e/MWh in 2015 (8% reduction compared to 2008).

Scope 1 emissions have increased since 2013 due to emissions from Cemig’s thermoelectric power plants, which produced 96.9% of Scope 1 emissions. The Igarapé power plant, with installed capacity of 131 MW, operates to meet contingency needs within the Brazilian electricity system. In 2014, it was in operation for 6,541 hours, as compared to 1,653 hours in 2013. This increase led to higher GHG emissions by Igarapé (up from 130,985 tCO2e in 2013 to 577,922 tCO2e in 2014). The decision to dispatch power for Brazil’s electrical system is made by the National Electric System Operator (Operador Nacional do Sistema Elétrico—ONS), based on analysis of forecasts of future scenarios for water flows available to hydroelectric plants, forecast growth in power consumption, and the timetable for building of new power plants. In periods of favourable rainfall and high levels of water storage in reservoirs, decisions to dispatch generation from thermoelectric plants are minimized, as hydropower generation is prioritized. In moments of unfavourable rainfall and lower storage levels, or even at times when increased non-hydroelectric output is desired as a factor to ensure supply of the market due to generation expansion construction program uncertainties, the ONS tends to increase thermal output to reduce hydroelectric generation, to ensure sustained water storage levels in the hydropower reservoir system.

The Barreiro thermal plant, located on the premises of steel products manufacturer Vallourec, generates electricity from steelmaking process gases, but in 2014 consumed natural gas due to reduced industrial production by Vallourec. Consumption of natural gas by the Barreiro plant was responsible for the emission of 21,316 tCO2e, or 3.5% of Scope 1 emissions.

CC3.2 Does the use of your goods and/or services directly enable GHG emissions to be avoided by a third party?

Yes.

Companhia Energética de Minas Gerais – Cemig

If “Yes”:

CC3.2a Please provide details of how the use of your goods and/or services directly enable GHG emissions to be avoided by a third party.

Renewable energy generation: Over 97% of Cemig’s installed power generation capacity is derived from renewable sources. When generating renewable energy, Cemig is replacing power generation that otherwise would likely have come from fossil sources.

i.	This initiative enables Scope 2 reduction by all consumers connected to the national grid.

ii.	By injecting energy from renewable sources into the national grid, Cemig is strengthening a reduction of the system’s emission factor, which benefits all power consumers connected to that system. In 2014, 25,253 GWh of energy was generated from renewable sources (hydro + wind).

iii.	It is estimated that renewable power generation in 2014 prevented emission of 3.421 million tCO2.

iv.	It is assumed that Cemig’s renewable power generation precluded power generation from thermal sources in the Brazilian grid system. To calculate emission reductions, we used the national grid emission factor for 2014, calculated for GHG inventories by the Science, Technology and Innovation Ministry (MCTI), multiplied by the amount of electricity generated from renewable sources.

v.	Generation of Certified Emission Reductions (CERs) under the Clean Development Mechanism (CDM) involved 11 projects, for expected total reduction of 1,072,113 tCO2e.

Efficientia S.A. is a wholly-owned subsidiary of Cemig which develops and implements energy efficiency and power cogeneration projects, and offers consulting services to optimize the energy mix of industrial companies.

i.	This enables non-Cemig parties to reduce Scope 2 emissions, since it reduces consumption by its clients of electricity from the national grid.

ii.	In 2014 works were completed on the Santa Vitória thermal plant, a cogeneration facility with installed capacity of 20 MW fuelled by sugarcane bagasse.

Efficientia signed new contracts in 2014 to implement projects for lighting system modernization, and photovoltaic power generation.

iii.	It is estimated that the contracts signed in 2014 will result in emissions reductions of 117.26 tCO2/year;

iv.	It is estimated the contracts signed in 2014 will also result in reduction of electricity consumption totalling 309 MWh/year and reduction in power generation of 556.5 MWh/year. To calculate emission reductions, we used the national grid emission factor for 2014, calculated for GHG inventories by the Science, Technology and Innovation Ministry (Ministério de Ciência, Tecnologia e Inovação—MCTI)[2], multiplied by the amount of electricity saved and generated.

[2]	GHG emission factors for the Brazilian National Grid System for the inventory of these gases.

Available at: http://www.mct.gov.br/index.php/content/view/321144.html#ancora.

Companhia Energética de Minas Gerais – Cemig

v.	Generation of Certified Emission Reductions (CERs) under the Clean Development Mechanism (CDM) was not considered for any of these projects implemented.

Gasmig: This Cemig subsidiary, which is exclusive distributor of piped natural gas throughout Minas Gerais, has developed the Inovagás project, which offers energy efficient solutions to customers.

i.	This initiative helps to reduce Scope 1 emissions by non-Cemig parties, as it allows them the option of consuming a fuel with a lower GHG emission factor.

In 2014, Gasmig built 64.84 km of pipelines in the Belo Horizonte metropolitan area, in the southern state of Minas Gerais (Sul de Minas), the Steel Valley region (Vale do Aço) and the city of Juiz de Fora, to serve needs of commercial and industrial consumers.

ii.	Gasmig brings natural gas infrastructure to strategic areas of the state, allowing more carbon-intensive fossil fuels to be replaced in manufacturing industries.

iii.	In 2014, consumption of Gasmig-distributed natural gas avoided the emission of 1,105,629 tCO2e.

iv.	Gasmig monitors the amount of natural gas it supplies to the industries it serves. In 2014 Gasmig sold 1.531 billion m3 of gas. The emission reduction estimate was based on the assumption that in the absence of natural gas distribution, industry (corresponding to 67.89% of natural gas consumed in 2013) would consume fuel oil, vehicles (2.36%) would consume gasoline, thermoelectric power plants (29.17%) would use diesel, and general purpose consumers (commercial, residential, cogeneration and generation – 0.58%) would use diesel or fuel oil from a stationary source. Using the emission factors, and the lower calorific values and densities of the Brazil GHG Protocol, emissions were calculated based on the use of natural gas (real world scenario), and – the baseline scenario – based on the use of fuel oil, gasoline and diesel. The figure for ‘emissions avoided’ is the result of subtracting one from the other.

v.	Gasmig did not take into account the generation of Certified Emission Reductions (CERs) under the Clean Development Mechanism (CDM).

Companhia Energética de Minas Gerais – Cemig

CC3.3 Did you have emissions reduction initiatives that were active within the reporting year (this can include those in the planning and/or implementation phases)?

Yes.

If “Yes”, complete questions CC3.3a, CC3.3b and CC3.3c:

CC3.3a Please identify the total number of projects at each stage of development, and for those in the implementation stages, the estimated CO2e savings.

Stage of development	Number of projects	Total estimated annual CO2e savings in metric tonnes CO2e (only for rows marked*)
Under investigation	591	–
To be implemented*	98	1,278,279
Implementation commenced*	5	1,502
Implemented*	3	5,451
Will not be implemented	0	–

Companhia Energética de Minas Gerais – Cemig

CC3.3b For those initiatives implemented in the reporting year, please provide details in the table below.

Activity type	Description of activity	Estimated annual CO2e savings (metric tonnes of CO2e)	Scope	Voluntary/ Mandatory	Annual monetary savings (R$)	Investment required (R$)	Payback period	Estimated lifetime of the initiative (years)	Comments
Energy efficiency: Processes

Nature of the activity: Includes initiatives focused on reducing technical electricity losses in the distribution system. These losses are inherent in electricity transmission through equipment, transmission lines and distribution. Included among actions taken in 2014 to control and minimize technical losses are:

•       Medium voltage reactive compensation project: Preparation of a reactive compensation plan for the installation of 225 automatic capacitor banks by 2016, with an anticipated investment of R$ 9.0 million and a reduction of technical losses accounting for R$ 4.2 million/year (which corresponds to 23.6 GWh/year).

•       Strengthening the medium voltage/low voltage electrical system and expanding/strengthening the high voltage (69 kV to 230 kV) sub-transmission system.

•       Completion of the installation in the electrical system of 385 banks of fixed capacitors.

•       Acquisition and installation of amorphous core technology distribution transformers, which reduce no load losses by approximately 80%, and strengthen the respective low voltage circuits.

Other specific actions include: investigations of new grid technologies and conductors; studies to increase the operating efficiency of the electrical system (circuit reconfiguration); and establishment of criteria for limitation of technical loss levels in low and medium voltage circuits.

		3,197	Scope 2	Voluntary	9.3 million	31.6 million	3 years	16-20 years	—

Companhia Energética de Minas Gerais – Cemig

Activity type	Description of activity	Estimated annual CO2e savings (metric tonnes of CO2e)	Scope	Voluntary/ Mandatory	Annual monetary savings (R$)	Investment required (R$)	Payback period	Estimated lifetime of the initiative (years)	Comments

The Company’s Scope 2 emissions are reduced (emissions associated with technical electricity losses are recorded under Scope 2 in Cemig’s inventory; losses are considered as power consumption because the emissions are required to generate this electricity).

In relation to external regulators, this initiative is voluntary. In relation to technical losses, the 10.48% target was established by the Brazilian electricity regulator (Aneel), which makes it a mandatory goal for Cemig. However, the initiatives described here have been adopted voluntarily by the Company to achieve this goal.

Low carbon energy installation	Nature of the activity: In July 2014, commercial operations began at fourteen (14) wind farms of Renova (294.4 MW). Also, on October 13, 2014, Aneel published its Order No. 4,108 of October 10, 2014, approving the start of commercial operations at six (6) Renova wind farms contracted at the 2010 reserve energy auction (LER). As of October 11, 2014, the energy from these facilities, with a total installed capacity of 167.7 MW, began to be recorded as per the terms of the commercial contract between Renova and Brazil’s Electrical Energy Trading Chamber (CCEE).	271	Scope 1	Voluntary	Confidential information	Confidential information	Confidential information	16-20 years	—

Companhia Energética de Minas Gerais – Cemig

Activity type	Description of activity	Estimated annual CO2e savings (metric tonnes of CO2e)	Scope	Voluntary/ Mandatory	Annual monetary savings (R$)	Investment required (R$)	Payback period	Estimated lifetime of the initiative (years)	Comments

Only 27.4% of the reductions of emissions associated with the implementation of Renova wind farms in 2014 were considered in the scope of Cemig’s CDP report, as Cemig’s ownership interest in Renova is 27.4%. Cemig’s Scope 1 emissions have been reduced as a result of expansion of its generation from low carbon plants. Thus, Cemig has reduced its Scope 1 emissions per MWh produced (to calculate these emission reductions, whose result is in the next column, we used the Scope 1 tCO2e emission factor per MWh produced by Cemig in 2013 and published in its 2014 CDP report, equal to 0,005737 tCO2e / MWh produced). If we were to consider Scope 2 emissions reductions by Cemig’s consumers, using the emission factor of the Brazilian electrical system for the inventory, the resulting emissions reduction would be 92,369 tCO2e (the emissions reduction in the column on the right are for Cemig’s Scope 1).

In relation to external regulators, this initiative is voluntary.

Transport: Fleet

Nature of the activity: In 2014, Cemig’s fleet consumed 798,946 litres of fuel. This represented a reduction that was mainly due to Cemig’s fleet management practices, which, since 2010, have optimized the vehicle fleet through the Company’s “Fleet replacement program.” This represented a saving of approximately R$ 860,000. Fleet optimization during this period was possible because all vehicles replaced since 2010 came installed with an Electronic Management System. From 2010 to 2014, this tool has allowed for vehicle use to be constantly monitored, which enabled a reduction of 584 units in this period.

Scope 1 emissions of the company have been reduced due to the reduction of fossil fuel use in fleet vehicles. In relation to external regulators, this initiative is voluntary.

		1,983	Scope 1	Voluntary	860,000	4.3 million	4-10 years	5 years	—

Companhia Energética de Minas Gerais – Cemig

CC3.3c What methods do you use to drive investment in emissions reduction activities?

Method	Comments

Compliance with regulatory requirements / standards	Federal Law 9,991/2000 requires 1% of the organization’s net operational revenues to be invested in R&D funding and energy efficiency programs. Thus, Cemig created the Intelligent Energy (Energia Inteligente – EI) program, focused on energy efficiency. It involves several multi-year socio-environmental projects to develop energy efficiency opportunities in low-income communities (in compliance with Article 1, section V included by Law 12,212/2010 in Law 9,991/2000) and in non-profit and philanthropic institutions.

Financial optimization calculations	Cemig incorporates GHG emission parameters in the preliminary evaluation of the technical and economic feasibility of a new project, taking into account potential financial gains from the sale of carbon credits. This assessment has helped Cemig decide whether or not to implement projects shown to be eligible for the Clean Development Mechanism (CDM).

Internal finance mechanisms	The Company’s fleet replacement is funded through its Investment Programs. Cemig’s guidelines call for annual vehicle fleet renewal so that the average age of vehicles does not exceed five years, the legal depreciation period established by the concession-granting authority.

Dedicated budget for R&D in low-carbon products

Cemig’s Research and Development (R&D) Program encourages the constant quest for innovation to meet the power sector’s technological challenges. In this context, Law 9,991/2000 requires holders of electricity distribution, generation and transmission concessions and permissions to invest part of each year’s net operational revenues through the Electricity Sector Research and Development Program, regulated by Aneel.

To ensure implementation of this requirement, each year Cemig issues tenders for projects in various fields of research. Among projects related to climate change are: Alternative energy sources; distributed and decentralized generation; thermal generation and energy efficiency; water basin management and energy planning; metering, billing and commercial losses; and the environment.

Dedicated budget for other emission reduction initiatives	Funds are set aside within the Distributor Development Program (PDD) for reduction of Cemig’s electrical system losses, and for an emission reduction initiative to reduce both its own and the national grid’s emissions.

Internal price of carbon	Cemig uses environmental due diligence and sensitivity analyses to assess the risk of increased carbon emissions in its energy mix and the financial impact of such increases to help it decide on acquiring new expansion projects.

Companhia Energética de Minas Gerais – Cemig

CC4. Communications

CC4.1 Have you published information about your organization’s response to climate change and GHG emissions performance for this reporting year in places other than in your CDP response? If so, please attach the publication(s).

Publication	Status	Page/ Section reference	Attach the Document

The CDSB model has not yet been used for the principal financial report – the Annual and Sustainability Report (available on the Company’s website).	Complete	Page 113/ Environment section Climate Change sub-section	http://2014report.cemig.com.br/

In other reports required by legislation	Complete	Form 20F: Page 70/ “The Carbon Market” section	http://cemig.infoinvest.com.br/enu/ 12506/Form%2020F%202014_SEC.pdf

In voluntary communications	Complete	Throughout the document (GHG Emissions Inventory)	http://www.cemig.com.br/en-us/Company_and_Future/ Sustainability/Programs/climate_changes/Documents/ CEMIG_GHG_INVENTORY_2014%20ingl%C3%AAs.pdf

Companhia Energética de Minas Gerais – Cemig

Risks and Opportunities Module

CC5. Climate Change Risks

CC5.1 Has the company identified any inherent climate change risks that have the potential to generate a substantive change in your business operations, revenue or expenditure?

(x)	Risks driven by changes in regulation

(x)	Risks driven by changes in physical climate parameters

(x)	Risks driven by changes in other climate-related developments

Companhia Energética de Minas Gerais – Cemig

CC5.1a Describe the inherent risks to the company driven by changes in regulations.

Risk driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implicationsof the risk before taking action	Methods you are using to manage this risk	Costs associated with these actions

General environmental regulations, including planning	Through the National Climate Change Policy, the Brazilian government has set a voluntary target to reduce Brazil’s GHG emissions from between 36.1% and 38.9% of projected GHGs for 2020. The risk associated with this commitment is an increase in operating costs due to possible Electricity Sector Agreements, mainly related to the creation of a tax on carbon emissions.	Increased operating costs	> 6 years	Direct	Likely	Low to average	Less than 1% of net operational revenues

Management methods include setting goals to reduce GHG emissions and, for new acquisitions, evaluation of carbon risk through due diligence, immediately minimizing probability and magnitude of the risk.

Cemig has sought opportunities to increase power generation using renewable energy, minimizing the magnitude of risk over the five-year time horizon.

Less than R$ 400,000. Costs are annual and related to maintaining the environmental team, and will continue as long as the risk persists

Companhia Energética de Minas Gerais – Cemig

Risk driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implicationsof the risk before taking action	Methods you are using to manage this risk	Costs associated with these actions

Carbon taxation	Despite its low-carbon energy matrix, Cemig operates a fossil fuel thermal power plant whose operations could be affected if a carbon tax is enacted in Brazil. This tax also is a risk if Cemig expands its fossil fuel thermal electricity generation business in the future.	Increased operating costs	> 6 years	Direct	As likely as it is unlikely	Low—average	Less than 1% of net operational revenues	Cemig evaluates carbon risk through due diligence, registering corporate GHG emissions through the inventory of the company’s emissions, and sets targets for reducing GHG emission intensity. We expect these actions will reduce the magnitude of the risk to the company when new regulations are implemented.	Less than R$ 400,000. Costs are yearly and associated with maintaining the environmental team of the thermal plant, and conducting the company’s emission inventories. The costs will exist as long as the risk persists.

Cap-and-trade arrangements	Establishment of a GHG emissions market of the cap-and-trade type in Brazil might result in a need for greater planning by Cemig on compliance with specific market regulations, especially emissions monitoring and verification.	Increased operating costs	> 6 years	Direct	As likely as it is unlikely	Low—average	Less than R$ 2 million	Cemig employs professionals with qualification and training in identifying carbon credit generation projects and has long-term contracts with testing and certification companies, thereby already reducing the probability that this risk will materialize. Cemig already has registered CDM emissions reduction projects with the UNFCCC.	Less than R$ 300,000. The costs are those related to monitoring and audits required for validation and sale or trading of credits. The costs are not annual, and occur only when audits are conducted.

Companhia Energética de Minas Gerais – Cemig

Risk driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implicationsof the risk before taking action	Methods you are using to manage this risk	Costs associated with these actions

Uncertainty about new regulations	To inventory its GHG emissions, Cemig uses the ISO 14064-1 and the GHG Protocol standards to ensure data collection reliability. If an emissions trading market, carbon tax or other tools to reduce emissions were established, the adoption of other methodologies and standards may be required in preparing corporate inventories. Thus, Cemig may have to adjust its current procedures, already well established, to comply with new regulations that may be adopted.	Increase in operating costs	1 to 3 years	Direct	Unlikely	Low	Less than R$ 100,000.00	To produce an inventory of its GHG emissions, Cemig uses the ISO 14064-1 and GHG Protocol standards to ensure data collection reliability, as well as having a third party validate the data. These actions are designed to reduce the magnitude of risks and the probability that they will materialize.	Less than
R$ 50,000.

The costs
associated
with this
activity
are annual
and related
to
conducting
an
emissions
inventory
and a third
party
audit.
These
costs will
continue
as long as
the
company
continues
to prepare
an
emissions
inventory
that is
verified by
third
parties.

Companhia Energética de Minas Gerais – Cemig

Risk driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implicationsof the risk before taking action	Methods you are using to manage this risk	Costs associated with these actions

Other regulatory risks

The Mining and Energy Ministry has published a National Energy Efficiency Plan (PNEF) to propose measures to promote energy efficiency in the country. It uses the National Climate Change Plan as one of its benchmarks, with the mitigation of climate change as one of its goals.

The PNEF adopts the target of 10% reduction of electricity from 2003 and 2030.

		Reduction in demand for goods and services	1 to 3 years	Direct	More likely than not	Low—average	Less than R$ 10 million	Cemig monitors legal discussions, both at the federal and state and municipal levels. It also encourages residential and industrial energy efficiency programs, described in the Annual and Sustainability Report.	In 2014, we invested R$ 35.5 million. The costs are related to investments in energy efficiency programs.

Companhia Energética de Minas Gerais – Cemig

CC5.1b Describe the inherent risks to the company driven by change in physical climate parameters.

Risk driver	Description	Potential Impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications of the risk before taking action	Methods you are using to manage this risk	Costs associated with these actions

Changes in precipitation and drought extremes	Unfavourable hydrology conditions at the national level reduce Brazil’s hydroelectric generation. Consequently, companies cannot meet 100% of the volumes established in the physical guarantee contracts. This means the National System Operator (ONS) must resort to thermal plants to meet part of the domestic demand. The greater the water shortage in the nation’s reservoirs, the higher the cost for Brazilian companies, which must buy energy on the spot market to meet contractual obligations. The impact of this risk will depend on the marketing and risk management strategy adopted by Cemig.	Reduction / disruption in production capacity	< 2 years	Direct	As likely as unlikely	High	Less than 20% of Cemig’s total costs

Cemig maintains a specific organizational structure dedicated entirely to the issue which provides support to the decisions of the Company’s risk management committees.

The Overall Risk Management Committee (CDGR) has the mission of dealing efficiently with corporate risks involving operational, commercial, financial and regulatory aspects for the Cemig group of companies, particularly in an industry scenario featuring tariff adjustments and hydrological constraints.

It also has an Energy Risk Management Committee (CGRE) designed to minimize the risks of power purchase and sale contracts, primarily for transactions in the wholesale and the free market. Thus, the magnitude of the impact of this is diminished.

Cemig also participates in the Energy Reallocation Mechanism, the purpose of which is to share hydrological risks: plants with high flows and hence high generation transfer power to plants with low flows. This sharing system gives the ONS (National System Operator) greater flexibility for dispatching plants and ensures compliance with Cemig’s energy sales commitments, contributing to a lower probability of impact. Cemig’s management methods also help reduce the magnitude of this impact.

Less than R$ 2 million. Costs are annual, and associated with maintaining the teams. The costs will continue while the risk persists.

Companhia Energética de Minas Gerais – Cemig

Risk driver	Description	Potential Impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications of the risk before taking action	Methods you are using to manage this risk	Costs associated with these actions

Changes in precipitation and drought extremes	Climate changes may cause undesirable impacts to reservoirs due to silting, which could occur faster or (in an optimistic scenario) more slowly, depending on how the change in rainfall and hydrological levels occur at each reservoir. This could reduce reservoir useful life and boost maintenance costs.	Reduction / disturbance in productive capacity	> 6 years	Direct	Unlikely	Average	Less than 0.5% of net operational revenues

Cemig closely monitors reservoir silting in a number of ways, including: mapping changes in the shape of reservoir beds due to sedimentary deposits; monitoring reduction in volume of reservoirs; studies of reservoir useful life; and sedimentation volume monitoring.

Cemig also participates in the Energy Reallocation Mechanism to share hydrological risk: plants with high water flows and generation transfer energy to plants with low water flows. This sharing system enables the ONS (National System Operator) to be more flexible in dispatching. It also ensures Cemig’s compliance with energy sales commitments by helping reduce the probability of adverse effects.

Less than R$ 2 million.

These are annual costs and are associated with the maintenance of the equipment and the meteorology, dam security and risk management teams, in addition to the investments in R&D and new sources of alternative generation of energy. These costs will continue as long as the risk continues.

Changes in average temperatures	Climate change may cause an increase in average temperatures and alteration of rainfall and drought patterns, indirectly leading to increased risks to the Power Transmission System because prolonged drought conditions maximize fire risk. Fires within or near transmission line pathways could cause transmission line unavailability.	Reduction / disruption in production capacity	> 6 years	Direct	As likely as they are unlikely	High	Less than 1 % of net operational revenues	Cemig continuously inspects for and clears brush from transmission line pathways to maximize safety and assure line availability.	Less than R$ 2 million. Costs are annual and associated with the process of clearing line pathways.

Companhia Energética de Minas Gerais – Cemig

Risk driver	Description	Potential Impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications of the risk before taking action	Methods you are using to manage this risk	Costs associated with these actions

Changes in precipitation and drought extremes	Excessive rainfall can cause structural problems in dams, resulting in generation not being available.	Reduction / disruption in production capacity	> 6 years	Direct	Very unlikely	High	Less than 1% of net operational revenues	The annual dam safety monitoring
cycle consists of field inspections,
collection and analysis of
instrumentation data, planning and
monitoring of maintenance services,
results analysis and inspection of
civil structures. The vulnerability of
each dam is calculated
automatically and continuously and
monitored by the ‘Inspetor’ Dam
Control and Monitoring and Safety
System, which was developed in an
R&D project. It incorporates
georeferencing and deterioration
tools, enabling comprehensive
analysis of the behaviour of each
dam. Cemig was a pioneer in Brazil
in the preparation of emergency
plans for dam breaks, having started
studying the subject in 2003.
Specific emergency plans are
currently available for each dam.
These actions are currently
underway and contribute to
reducing the likelihood of this risk
in the short term.

Less than
R$ 2 million.

Costs are
annual and
associated
with
maintenance
of equipment
and continued
employment
of
meteorology,
dam safety
and risk
management
teams, and
also R$&D on
alternative
electricity
generation.

These costs
will continue
as long as the
risk persists.

Changes in precipitation and drought extremes	Heavy rainfall over a short period, accompanied by high winds and lightning, can cause physical damage to power distribution facilities, leading to their unavailability. This can increase Cemig’s costs, due to compensation of consumers for power supply interruptions. These phenomena increasingly are associated with the effects of unfavourable microclimates, typical of large urban centres.	Reduction / disruption in production capacity	< 1 year	Direct	Highly likely	High	Less than 1% of net operational revenues	Cemig’s management methods seek to reduce the magnitude of this risk in the medium term. It calls for preventive measures, such as pruning urban trees; operation of weather stations and radar that provide more precise data on the occurrence and intensity of storms; and an emergency plan assigning maintenance crews to quickly restore power.	Less than R$ 2 million. Costs are annual and associated with maintaining the teams that contain this type of risk.

Companhia Energética de Minas Gerais – Cemig

CC5.1c Describe the risks to the company driven by changes in other factors related to climate.

Risk driver	Description	Potential Impact	Time frame	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications of the risk before taking action	Methods you are using to manage this risk	Costs associated with these actions

Change in consumer behaviour	Consumers can reduce their consumption of electricity through discussions of climate change mitigation incentive programs through other sources of energy: substitution of electric heating, such as solar heating for residential water.	Reduction in demand for goods and services	> 6 years	Direct	Unlikely	Average	Cemig does not know the potential financial implications of the possible change in behaviour	Because Cemig does not know the potential financial implications of the possible change in behaviour, no methods were devised to manage this risk.	Because Cemig does not know the potential financial implications of the possible change in behaviour, no methods were devised to manage this risk.

Change in consumer behaviour	High temperatures can lead to greater electricity consumption and overloading of the electricity distribution system in the more sensitive areas in Minas Gerais, and may reduce the supply of power to consumers in the region.	Reduction/ disruption in production capacity	<1 year	Direct	As likely as it is unlikely	High	Less than 1% of net operational revenue

This risk is managed by:

- Diagnosing the electrical system to access the need for expansion;

- Monitoring operating conditions;

- Restructuring project priorities.

These actions will help reduce the probability and magnitude of the impact in the short term.

Less than R$ 400,000. Annual costs are for maintaining a team for the planned actions for minimizing the risk of blackouts in the distribution system. These costs will continue while the risk persists.

Companhia Energética de Minas Gerais – Cemig

Risk driver	Description	Potential Impact	Time frame	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications of the risk before taking action	Methods you are using to manage this risk	Costs associated with these actions

Reputation	If Cemig has to increase its energy supply by using fossil fuel thermal plants, it may be criticized by society, impacting brand value.	Stock price reduction (market value)	> 6 years	Direct	Unlikely	Average	Less than 1% of operating revenue	One of the methodologies that Cemig uses to assess its image and reputation with its stakeholders regarding its role in climate change is to evaluate the general public’s esteem, admiration, trust and empathy toward the company through the RepTrak™ Deep Dive methodology. The process creates an overall index of the company’s reputation. In 2011, a Brand and Reputation Committee was formed to examine the actions to be taken to improve the company’s performance on this issue. This approach enables Cemig to reduce the probability and magnitude of this risk, if it occurs, in the short term.	Less than R$ 1 million. It is associated with the cost of contracting the brand value research. This cost will continue so long as the research is needed.

Companhia Energética de Minas Gerais – Cemig

CC6. Climate Change Opportunities

CC6.1 Have you identified any inherent climate change opportunities that have the potential to generate a substantive change in your business operations, revenue or expenditure?

(x) Opportunities driven by changes in regulation

(x) Opportunities driven by changes in physical climate parameters

(x) Opportunities driven by changes in other climate-related developments

Companhia Energética de Minas Gerais – Cemig

CC6.1a Describe the inherent opportunities that are driven by changes in regulation.

Opportunity driver	Description	Potential Impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications of the opportunity before taking action	Methods you are using to manage this opportunity	Costs associated with these actions
International Agreements	Compliance with regulatory requirements and the emergence of new international agreements may create opportunities for Cemig, because it has an energy matrix of predominantly renewable and low-carbon sources, and appears more prepared than its competitors to adapt to this scenario. The establishment of a cap-and-trade-type emissions trading market in Brazil or internationally in the CDM model, for example, might lead Cemig to become a major supplier of emission reduction certificates. This could lead to revenue-increasing opportunities for Cemig.	Premium prices for product sales	> 6 years	Direct	Most likely	Average	Less than 1% of net operational revenues	Cemig has
professionals
trained to
identify
carbon credit
generating
projects and
has long-
term
contracts
with testing
and
certification
companies,
thus raising
the
possibility of
taking
advantage of
this
opportunity.

Cemig
already has
established
CDM
emission
reduction
projects,
registered
with the
UNFCCC.

Less than R$ 1 million. The costs are related to monitoring and audits required for validation and sale or trading of credits. The costs are not annual and occur only when audits are conducted.

Companhia Energética de Minas Gerais – Cemig

Opportunity driver	Description	Potential Impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications of the opportunity before taking action	Methods you are using to manage this opportunity	Costs associated with these actions
Emission reporting requirements

The current Cemig generation matrix is heavily based on renewable resources. The existence of emissions reporting requirements will bring Cemig’s energy matrix of low GHG emissions into evidence, which may attract more investors to the company, as well as enhance its reputation.

		Increased stock price (market value)	> 6 years	Direct	As likely as it is unlikely	Low	Less than 1% of net operational revenues	Cemig prepares its GHG inventory annually, available on the website of the company – that is to say the Company is well prepared for dealing with this opportunity.	Less than R$ 50,000. The annual costs are related to the preparation of the emission inventory and third party audit. This cost will occur whenever the emissions inventory audit is carried out.
Product labelling regulations and standards

If regulations are established that reward the acquisition of renewable (green) energy, Cemig will benefit by already having a renewable matrix that is recognized as a strategic distinguishing characteristic.

		Premium values for product sales	> 6 years	Direct	Likely	Low	Less than 1% of net operational revenues	The energy trading area together with the sustainability area have been monitoring green energy marketing possibilities. Cemig will take advantage of all the real possibilities identified.	Less than R$10 million. The estimated costs are for certification of renewable energy when the subject is regulated in Brazil (in the future).
Other: regulatory opportunities

In order to increase the supply of low emissions electricity in the Brazilian electrical system, the government may establish more attractive financing lines for renewable energy.

For example, lower spreads could provide an opportunity for reduction of capital costs for the Company.

		Reduction in capital costs	1—3 years	Straight	Likely	Low	The financial analysis has not been done to date.	Because Cemig does not know the possible financial implications, methods of managing this opportunity have not been established.	Because Cemig does not know the possible financial implications, methods of managing this opportunity have not been established.

Companhia Energética de Minas Gerais – Cemig

CC6.1b Describe the inherent opportunities that are driven by changes in physical climate parameters.

Opportunity driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implicationsof the opportunity before taking action	Methods you are using to manage this opportunity	Costs associated with these actions
Changes in precipitation extremes and droughts	The 4th IPCC report identifies possible scenarios of change in world rainfall patterns and indicates that in the Southeast region of Brazil, where the majority of Cemig’s reservoirs are located and in the South region, there may be variations between stable and increased water availability. As a result, Cemig may request an increase in physical guarantees, especially for its Small Hydro Power Plants (SHPs).	Increased production capacity	> 6 years	Direct	As likely as it is unlikely	High	Less than 1% of net operational revenues

Cemig has experts in meteorology and hydrology who, by using mathematical models, can estimate future rainfall and water flows. Operation of plants is optimized based on the current availability and projections of future availability.

The Hydrometeorological Telemetry System (STH) has 168 stations for real time collection of weather and hydrological data at strategic locations in the state of Minas Gerais. With STH, Cemig has constant access to updated rainfall, river and reservoir level data, enabling advantage to be taken of fluctuations in water availability to generate electricity.

Less than R$ 1 million. Costs are annual and associated with equipment maintenance and weather teams. These costs will continue while the risk persists.

Companhia Energética de Minas Gerais – Cemig

Opportunity driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implicationsof the opportunity before taking action	Methods you are using to manage this opportunity	Costs associated with these actions
Changes in average temperature	Probable higher average temperatures will cause changes in consumption patterns – such as increased use of ventilation and cooling systems – resulting in increased energy demand. The study by Rodriguez et al. (2013) examined the possible impact of climate change on residential electricity demand, from projections of increasing quarterly average temperatures according to the GHG emissions scenario in the IPCC Report. The results suggest that residential demand for electricity in Brazil could increase in response to the projected increases in temperature.	Increased demand for existing products / services	> 6 years	Direct	As likely as it is unlikely	High	Less than 1% of net operational revenues	In order to prepare for the increased electricity demand, Cemig has been increasing the availability of electricity distribution infrastructure to serve the growth of this market by reinforcing substations, distribution networks and lines.	Less than R$ 400,000. Costs are annual and associated with maintaining the team responsible for carrying out the planned actions to minimize the risk of blackouts in the electricity distribution system.

Companhia Energética de Minas Gerais – Cemig

CC6.1c Describe the inherent opportunities that are driven by changes in other factors related to climate.

Opportunity driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications of the opportunity before taking action	Methods you are using to manage this opportunity	Costs associated with these actions
Other opportunities

The power generated by biomass has not only been able to supply energy for industrial consumption, but sale of a surplus in the government’s New Energy auctions.

According to the Energy Expansion Ten-Year Plan to 2023, released by the Mining and Energy Ministry, the inclusion of biomass cogeneration has proven to be a competitive alternative in the Brazilian electricity market. But there is still great potential to be explored. Cemig, through its wholly owned subsidiary Efficientia, develops projects for cogeneration using waste from industrial processes, through performance contracts, thus identifying one more opportunity to increase its revenue.

		Increased demand for existing products / services	1 – 3 years	Direct	Most likely	Low	Less than 1% of net operational revenues

Efficientia manages this project and focuses on optimization of project results and meeting the budgeted deadlines and cost limitations.

Efficientia’s projects follow the basic concepts of PMBOK and the International Measurement and Results Verification Protocol.

This structure has enabled Cemig to be prepared to boost the magnitude of this opportunity, even in the short term.

Less than R$ 500,000. Costs are annual and associated with the maintenance of Efficientia’s staff.

Companhia Energética de Minas Gerais – Cemig

Opportunity driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications of the opportunity before taking action	Methods you are using to manage this opportunity	Costs associated with these actions
Other opportunities	In a corporate scenario of increasing corporate investments in energy efficiency to reduce electricity consumption and GHG emissions, there could be increased demand for the services of Cemig’s subsidiary Efficientia, including installation of energy-saving lighting projects using LED technology. These projects are carried out under performance contracts, through which Efficientia invests the necessary funds and recovers its investment from savings achieved in the project.	Increased demand for existing products / services	1 – 3 years	Direct	Most likely	Low	Less than 1% of net operational revenues

Efficientia manages this project and focuses on optimization of project results and meeting the budgeted deadlines and cost limitations.

Efficientia’s projects follow the basic concepts of PMBOK and the International Measurement and Results Verification Protocol.

This structure enables Cemig be prepared to increase the magnitude of this opportunity even in the short term.

Less than R$ 500,000. Costs are annual and associated with the maintenance of Efficientia’s staff.

Companhia Energética de Minas Gerais – Cemig

Opportunity driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications of the opportunity before taking action	Methods you are using to manage this opportunity	Costs associated with these actions
Other opportunities	Efficiency in use of electricity is an important factor in meeting demand, contributing to energy security: it fosters power supply security, competitiveness of the economy and reduction of GHG emissions. In the reduction in demand from the consumer side, Efficientia, a wholly owned Cemig subsidiary, is positioned in the market as a provider of energy solutions – including implementation of photovoltaic energy, especially in industrial facilities. These projects are implemented under performance contracts through which Efficientia makes the investment of required funds and recovers its investment from savings achieved by the project.	Increased demand for existing products / services	1 – 3 years	Direct	Most likely	Low	Less than 1% of net operational revenues

Efficientia manages this project and focuses on optimization of project results and meeting the budgeted deadlines and cost limitations.

Efficientia’s projects follow the basic concepts of PMBOK and the International Measurement and Results Verification Protocol.

This structure enables Cemig be prepared to increase the magnitude of this opportunity even in the short term.

Less than R$ 500,000. Costs are annual and associated with the maintenance of Efficientia’s staff.

Companhia Energética de Minas Gerais – Cemig

Opportunity driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications of the opportunity before taking action	Methods you are using to manage this opportunity	Costs associated with these actions
Reputation	In a low-carbon energy market, Cemig has a good reputation with its stakeholders due to its renewable matrix and alternative energy and energy efficiency R&D programs. In a climate change scenario, these features will help boost the value of its brand.	Increase in the share price (market cap)	1 – 3 years	Direct	Very likely	Average	Less than 1% of net operational revenues	One of the methodologies that Cemig uses to assess its image and reputation with stakeholders in relation to its role on climate change is by evaluating the general public’s degree of esteem, admiration, trust and empathy through the RepTrak™ Deep Dive methodology. This process creates an overall index of the company’s reputation. The Brand and Reputation Committee was formed in 2011 to examine the actions to be taken to improve the Company’s performance on this issue. Cemig is in a position to reduce the probability and magnitude of this risk, if it occurs, in the short term.	Less than R$ 1 million. Costs are annual and associated with company brand value research.

Companhia Energética de Minas Gerais – Cemig

Opportunity driver	Description	Potential impact	Timeframe	Direct / Indirect	Likelihood	Magnitude of impact	Estimated financial implications of the opportunity before taking action	Methods you are using to manage this opportunity	Costs associated with these actions
Other opportunities	If there are increases in corporate investments in energy efficiency to reduce electricity consumption and as a result reduce GHG emissions, there could be an increase in demand for the services of Cemig’s subsidiary Efficientia.	Increased demand for existing products / services	1–3 years	Direct	Most likely	Low	Less than R$ 1 million	Efficientia is a wholly owned subsidiary Cemig subsidiary that has operated since 2002 to implement energy efficiency projects for Cemig’s clients. It provides advisory services and technical and financial feasibility studies of energy efficiency projects, implementing cogeneration projects. It offers consulting services to optimize the energy mix and for ISO 50001 energy efficiency certification. Cemig is therefore prepared to take advantage of this opportunity if and when it appears.	Less than R$ 500,000. The costs are annual and represent the expense of maintaining the Efficientia team. This cost will continue as long as this opportunity exists.

Companhia Energética de Minas Gerais – Cemig

Emissions Module

CC7. Emissions Methodology

Base year:

2008.

CC7.1 Please provide your base year and base year emissions (Scopes 1 and 2).

Scope	Base year	Base year emissions (metric tonnes of CO2e)
Scope 1	1/1/2008 to 12/31/2008	261,155
Scope 2	1/1/2008 to 12/31/2008	282,439

CC7.2 Please give the name of the standard, protocol or methodology you have used to collect activity data and calculate Scope 1 and Scope 2 emissions.

•	Brazil GHG Protocol Program

•	IPCC Guidelines for National Greenhouse Gas Inventories, 2006

•	The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition)

CC7.3 Please give the source for the global warming potentials you have used.

Gas (global warming potential)	Reference
CO2 (1)	IPCC Fourth Assessment Report (AR4—100 years)
CH4 (25)
N2O (298)
SF6 (22,800)

CC7.4 Please give the emissions factors you have applied and their origin; alternatively, please attach an Excel spreadsheet with this data at the bottom of this page.

Fuel / Material / Energy	Emission Factor	Unit	Reference
Liquefied petroleum gas (LPG)	2.93502	tCO2e per tonne	Brazil GHG Program
Natural gas	0.00207	tCO2e per m3	Brazil GHG Program

Companhia Energética de Minas Gerais – Cemig

Fuel / Material / Energy	Emission Factor	Unit	Reference
Lighting kerosene	3.14177	tCO2e per tonne	Brazil GHG Program
Other: Diesel oil (stationary combustion)	0.00264	tCO2e per liter	Brazil GHG Program
Other: Pure automotive gasoline (stationary combustion)	0.00225	tCO2e per liter	Brazil GHG Program
Other: Anhydrous ethanol (stationary combustion)	0.00155	tCO2e per liter	Brazil GHG Program
Other: Biodiesel B100 (stationary combustion)	0.00236	tCO2e per liter	Brazil GHG Program
Residual fuel oil	3.02473	tCO2e per tonne	Brazil GHG Program
Aviation gasoline	0.00225	tCO2e per liter	Brazil GHG Program
Other: Gasoline C (road transportation)	0.00176	tCO2e per liter	Brazil GHG Program
Other: Ethanol (road transportation)	0.00256	kgCO2e per liter	Brazil GHG Program
Other: Diesel oil (road transportation)	0.00255	tCO2e per liter	Brazil GHG Program
Other: Gasoline (waterway transportation)	0.00237	tCO2e per liter	Brazil GHG Program
Other: Airplane travel	0.11872 (long) 0.10376 (average) 0.18183 (short)	Other: kgCO2e per passenger per km	Brazil GHG Program
Electricity	0.1355	tCO2 per MWh	MCTI, Brazil

Companhia Energética de Minas Gerais – Cemig

CC8. Emissions Data

CC8.1 Please select the boundary you are using for your Scope 1 and 2 greenhouse gas inventory.

Operational control

CC8.2 Please provide your gross global Scope 1 emissions figures in metric tonnes CO2e.

617,717 tCO2e.

CC8.3 Please provide your gross global Scope 2 emissions figures in metric tonnes CO2e.

858,014 tCO2e.

CC8.4 Are there any sources (e.g. facilities, specific GHGs, activities, geographies, etc.) of Scope 1 and Scope 2 emissions that are within your selected reporting boundary which are not included in your disclosure?

No.

CC8.5 Please estimate the level of uncertainty of the total gross global Scope 1 and 2 emissions figures that you have supplied and specify the sources of uncertainty in your data gathering, handling and calculations.

Scope	Uncertainty range	Main sources of uncertainty	Please expand on the uncertainty in your data
1	+/–3.5% (greater than 2% and less than or equal to 5%)	Lack of Data Data management	Emission sources that were classified as “low assurance” are (i) consumption of LPG (liquefied petroleum gas) by forklifts and (ii) use of fertilizers. Both sources have low uncertainty associated with the emission factors used, equal to +/– 5.0%, but have high uncertainty associated with activity data, with values of +/– 15.0%.
2	+/– 5.1% (more than 5% and less than or equal to 10%)	Other: Estimation of the emission factor	Activity data have low associated uncertainty of +/– 1.0%. The emission factor used has also low associated uncertainty, equal to +/– 5.0%, and the Ministry of Science, Technology & Innovation calculated this factor.

Companhia Energética de Minas Gerais – Cemig

CC8.6 Please indicate the verification/assurance status that applies to your reported Scope 1 emissions

Third party verification or assurance complete

If Scope 1 emissions have been subject to third party verification or assurance (complete or underway):

CC8.6a Please provide further details of the verification/assurance undertaken for your Scope 1 emissions, and attach the relevant statements.

Type of verification or assurance	Attach the statement	Page/section reference	Relevant standard	Proportion of reported Scope 1 emissions verified (%)
Reasonable assurance	GHGEmissionsCemig2014_Verification GHGEmissionsCemig2014_TemplateCDP	Entire document	ISO14064-3	100%

CC8.7 Please indicate the verification/assurance status that applies to your reported Scope 2 emissions

Third party verification or assurance complete

If Scope 2 emissions have been subject to third party verification or assurance (complete or underway):

CC8.7a Please provide further details of the verification/assurance undertaken for your Scope 2 emissions, and attach the relevant statements.

Type of verification or assurance	Attach the statement	Page/section reference	Relevant standard	Proportion of reported Scope 2 emissions verified (%)
Reasonable assurance	GHGEmissionsCemig2014_Verification GHGEmissionsCemig2014_TemplateCDP	Entire document	ISO14064-3	100%

CC8.8 Please identify if any data points have been verified as part of the third party verification work undertaken, other than the verification of emissions figures reported in CC8.6, CC8.7 and CC14.2.

Additional data points verified	Comment
No additional data were verified	—

Companhia Energética de Minas Gerais – Cemig

CC8.9 Are carbon dioxide emissions from biologically sequestered carbon relevant to your organization?

No. In 2014 emissions from biomass combustion totalled 1,561 tCO2e, of which 1,013 tCO2e in Scope 1 and 548 tCO2e in Scope 3.

Companhia Energética de Minas Gerais – Cemig

CC9. Scope 1 Emissions Breakdown

CC9.1 Do you have Scope 1 emissions sources in more than one country?

No.

CC9.2 Please indicate which other Scope 1 emissions breakdowns you are able to provide.

(x) By business division

( ) By facility

(x) By GHG type

(x) By activity

( ) By legal structure

CC9.2a Please break down your total gross global Scope 1 emissions by Business Division.

Business Division	Scope 1 emissions (metric tonnes CO2e)
Cemig GT	583,426
Cemig D	12,744
Rosal Energia	21
Sá Carvalho	4
Efficientia	3
Ipatinga S.A. Thermal Plant	0
Barreiro S.A. Thermal Plant	21,316
Cemig Telecomunicações S.A.	202

CC9.2c Please break down your total gross global Scope 1 emissions by type of GHG.

GHG type	Scope 1 emissions (metric tonnes CO2e)
CO2	595,839
CH4	5,775
N2O	9,573
SF6	6,530

Companhia Energética de Minas Gerais – Cemig

CC9.2d Please break down your total gross global Scope 1 emissions by activity.

Activity	Scope 1 emissions (metric tonnes CO2e)
Stationary combustion	599,399
Mobile combustion	11,687
Fugitive emissions	6,530
Fertilizer consumption	101

Companhia Energética de Minas Gerais – Cemig

CC10. Scope 2 Emissions Breakdown

CC10.1 Do you have Scope 2 emissions sources in more than one country?

No.

CC10.2 Please indicate which other Scope 2 emissions breakdowns you are able to provide.

(x)	By business division

( )	By facility

(x)	By activity

( )	By legal structure

CC10.2a Please break down your total gross global Scope 2 emissions by business division.

Business Division	Scope 2 emissions (metric tonnes CO2e)
Cemig GT	893
Cemig D	856,197
Rosal Energia	0
Sá Carvalho	0
Efficientia	0
Ipatinga S.A. Thermal Plant	0
Barreiro S.A. Thermal Plant	0
Cemig Telecomunicações S.A.	924

CC10.2c Please break down your total gross global Scope 2 emissions by activity.

Activity	Scope 2 emissions (metric tonnes CO2e)
Purchased electricity	6,908
System technical losses	851,106

Companhia Energética de Minas Gerais – Cemig

CC11. Energy

CC11.1 What percentage of your total operational spend in the reporting year was on energy?

More than 50% but less than or equal to 55%

CC11.2 Please state how much fuel, electricity, heat, steam, and cooling in MWh your organization has purchased and consumed during the reporting year.

Energy type	MWh
Fuel	2,287,236
Electricity	50,985	*
Heat	0
Steam	0
Cooling	0

*	This figure does not include technical and non-technical losses of electricity in the electrical system (which in 2014 amounted to 6,282,000 MWh), since the guidelines for this question request that they include only electricity purchased and consumed by Cemig (those produced by the company itself and consumed should not be counted). However, in Scope 2, emissions due to these electricity losses are counted.

CC11.3 Please complete the table by breaking down the total “Fuel” figure entered above by fuel type.

Fuel	MWh
Biodiesel (B100)	1,938.37
Liquefied petroleum gas (LPG)	298.08
Dry natural gas	105,458.53
Automotive gasoline	8,809.14
Aviation gasoline	1,999.10
Residual fuel oil	2,130,159.69
Diesel oil	34,566.04
Other: Anhydrous ethanol	2,031.68
Other: Hydrous ethanol	15.49

Companhia Energética de Minas Gerais – Cemig

CC11.4 Please provide details of the electricity, heat, steam or cooling amounts that were accounted at a low carbon emission factor in the Scope 2 figure reported in CC8.3.

Basis for applying a low carbon emission factor	MWh associated with low carbon electricity, heat, steam or cooling	Comments
Low-carbon electricity generation connected to the electric system, whose plant is owned by the company, but without certification tools created for this electricity	0

Only 4.1% of the electricity generated by Cemig does not come from a low-carbon power plant (this non low-carbon electricity is generated by the Igarapé thermal plant from fuel oil; in addition, in 2014 the electricity generated by the Barreiro thermal plant could not be considered low-carbon since this plant, located within Vallourec’s industrial area to generate electricity from process gases, consumed natural gas for its operation in 2014 due to the reduction of Vallourec’s output). Thus, 95.9% of our electricity is generated from hydro and wind power plants; in 2014, these plants exported 25,252,937 MWh of green energy to the Brazilian grid. As already mentioned, these plants are connected to the electrical system, but the electricity has not been certified for low emissions.

This volume of electricity is exported to the grid not having been consumed by the company, and therefore the emissions it generates cannot be ascribed to Cemig. Thus, since this electricity generation does not enter Cemig’s Scope 2 emission calculations, the value entered in the centre column is zero. All electricity consumed by Cemig in the reporting year was counted as purchased in the electricity system, and the national grid emission factor was used for its GHG emissions inventory.

Companhia Energética de Minas Gerais – Cemig

CC12. Emissions Performance

CC12.1 How do your gross global emissions (Scope 1 and 2 combined) for the reporting year compare to the previous year?

They increased.

If emissions have “Increased”, “Decreased” or remained the same overall:

CC12.1a Please identify the reasons for any change in your gross global emissions (Scope 1 and 2 combined) and for each of them specify how your emissions compare to the previous year.

Reason	Emissions value (percentage)	Direction of change	Comment
Emissions reduction activities	0.71%	Decreased emissions

Opportunities for optimizing logistics through better transportation management led to a reduction of 1,983 tCO2e in 2014. Also in 2014, management of electricity technical losses was responsible for cutting emissions by 3,197 tCO2e. Additionally, the startup of Renova wind farms allowed Scope 1 emissions reduction of 271 tCO2e. These initiatives are detailed in question CC3.3b. Total annual emissions were reduced by 5,451 tCO2e.

Divestment	0.00%	No change	Cemig made no divestments of business in the year that altered Scope 1 or 2 emissions within the inventory limits.
Acquisitions	0.00%	No change	Cemig made no business acquisitions that altered Scope 1 or 2 emissions within the inventory limits.
Mergers	0.00%	No change	Cemig made no mergers that altered Scope 1 or 2 emissions within the inventory limits.
Change in output	54.78%	Increased emissions

Emissions associated with operation of the Igarapé thermal plant in 2014 totalled 577,458 tCO2e; in 2013, these emissions totalled 130,693 tCO2e. The increase of operations accounted for a 58.36% increase of Scope 1 + 2 emissions in 2014, compared to 2013.

Cemig’s electricity production decreased from 27,299.470 GWh in 2013 to 26,323.243 GWh in 2014. If all other conditions were to remain unchanged between the two years and assuming a linear reduction of emissions by reducing the generation of electricity, this decrease in production would lead to a 3.58%. reduction of Scope 1 + 2 emissions.

These two factors taken together led to a 54.78% increase from 2013 to 2014.

Change in methodology	32.73%	Increased emissions

Increase in Scope 2 emissions due to a higher emission factor for the National Grid, which increased from 0.0960 tCO2e/MWh in 2013 to 0.1355 tCO2e/MWh in 2014, with Scope 2 emissions in 2013 representing 79.54% of Scope 1 + 2 emissions.

Change in boundary	0.00%	No change	There was no change in inventory boundaries of Scope 1 and 2 emissions.
Change in physical operating conditions	0.00%	No change	There were no changes in the physical operating conditions of Cemig in terms of changes in Scope 1 and 2 emissions from 2013 to 2014.
Unidentified	5.96%	Increased emissions

The 5.96% increase in Scope 1 + 2 emissions from 2013 to 2014 cannot be properly tracked; and as a result no causes were identified. All other items in this table together represented an 86.80% upsurge in emissions, with a total increase of 92.76%.

Other	0.00%	No change	No other changes in Cemig’s operations were assessed from the perspective of changes in Scope 1 or 2 emissions from 2013 to 2014.

Companhia Energética de Minas Gerais – Cemig

CC12.2 Please describe your gross global combined Scope 1 and 2 emissions for the reporting year in metric tonnes CO2e per unit currency total revenue.

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reasons for change
0.0000755236	mtCO2e	Net operational revenue (R$)	87.10%	Increase

This increase in emissions per unit of revenue from 2013 to 2014 resulted mainly from more Scope 1 and 2 emissions in 2014. It was caused principally by the higher Brazilian power system GHG emission factor and the surge in electricity generation by the Igarapé Thermal Plant, which uses fuel oil as an energy source (and over which Cemig has no control, since the dispatch of electricity in the system depends on the decisions of the ONS—Grid National Operator).

Cemig’s net operational revenue increased 3.03% in this period.

CC12.3 Please describe your gross global combined Scope 1 and 2 emissions for the reporting year in metric tonnes CO2e per full time equivalent (FTE) employee.

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reasons for change
186.2826306488	mtCO2e	Full-time employees	92.76%	Increase	This increase in emissions per full time equivalent employee from 2013 to 2014 was due mostly to the increase in Scope 1 and 2 emissions in 2014. It was caused principally by the higher Brazilian power system GHG emission factor and the surge in electricity generation by the Igarapé Thermal Plant, which uses fuel oil as an energy source (and over which Cemig has no control, since the dispatch of electricity in the system depends on the decisions of the ONS—Grid National Operator). The number of employees was unchanged from 2013 and 2014, at 7,922.

Companhia Energética de Minas Gerais – Cemig

CC12.4 Please provide an additional intensity (normalized) metric that is appropriate to your business operations.

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reasons for change
0.0560618994	mtCO2e	Other: MWh produced	99.91%	Increase	The increase in emissions from electricity produced by Cemig from 2013 to 2014 is mostly from an increase in Scope 1 and 2 emissions in 2014. This mainly was due to the Brazilian electrical system’s GHG emission factor higher and a surge in electricity generation by the Igarapé Thermal Plant, which uses fuel oil as its energy source (and over which Cemig has no control, since the dispatch of electricity in the system depends on decisions made by the Grid National Operator—ONS). Also, electricity production in 2014 was lower by 3.58%.

Companhia Energética de Minas Gerais – Cemig

CC13. Emissions Trading

CC13.1 Does the company participate in any emissions trading schemes?

No, but the company anticipates doing so in the next two years.

If the answer is “Yes” or “No, but the company anticipates doing so in the next two years”:

CC13.1b What is the company’s strategy for complying with the schemes in which you participate or anticipate participating?

Recent international negotiations have greatly impacted the carbon market. In December 2012, the first Kyoto Protocol commitment period ended and it was decided the agreement would be renewed during the Conference of the Parties, although configured differently. The agreement ended up losing a lot of its force, the value of the credits declined substantially and, currently, it is not so advantageous to enrol projects in the program. The unstable international economic climate contributed to a reduction in the productivity of the industrial companies, including carbon-intensive ones and, consequently, reduced demand for carbon credits.

Cemig has 12 projects registered under the Kyoto Protocol’s Clean Development Mechanism (CDM), through which a total reduction of 5,087,309 tCO2e is expected. Despite the current uncertainty about the value of its credits under the Kyoto Protocol, these projects show that Cemig has implemented voluntary and additional actions to reduce emissions and, therefore, is preparing for a possible scenario involving participation in an emissions trading scheme.

At the national level, the National Climate Change Policy (PNMC) establishes that the Brazilian Emissions Reduction Market (MBRE) is to be one of the instruments to reduce GHG emissions. While this market still is not a reality, it is expected to emerge in the near future. The PNMC does not set sectorial targets; rather, it states that to achieve the voluntary target set by Law 12,187/2009 of reducing Brazil’s projected emissions by between 36.1% and 38.9% by 2020, actions will be implemented that include expansion of hydroelectric supply, supply from renewable energy sources – particularly wind farms, small hydro and bio-electricity, and biofuels sources – and higher energy efficiency targets.

Companhia Energética de Minas Gerais – Cemig

Cemig’s strategic plans are designed to expand low-carbon source installed capacity. The company invests in construction of new hydroelectric plants, both SHPs (small hydroelectric plants – from 1 MW to 30 MW) and standard hydroelectric plants – over 30 MW, and in wind farms. Furthermore, it has worked hard to acquire know-how on solar photovoltaic electricity generation with the intention of making this source a significant part its own generation matrix. In 2013 and 2014, Cemig boosted its ownership interest in Renova with its sights set on a growth model designed to intensify use of different renewable sources. The key purpose of entering the controlling shareholder block of Renova is to make that company its main driver of growth in the field of renewable energy (excluding hydroelectric expansion). Renova has focused on generation of renewable electricity through wind, small hydro and solar power plants and currently owns the largest wind farm in Latin America (more than 1 GW of installed capacity), along with an extensive portfolio of projects with a capacity factor above the national average. In 2014, in the 2014 LER auction, Renova sold 42.7 MW average, corresponding to 150.4 MW of installed wind and solar power capacity: 21.8 MW average of solar power were sold, which corresponds to 106.9 MWp of installed capacity, to be generated by four solar complexes, and 20.9 MW average and 43.5 MW of installed wind power capacity was sold, to be generated by three wind farms. Both the solar complexes and the wind power farms are located in the Bahia state. Also, in 2014, the company sold 49.4 MW average on the regulated market at the A-5 New Energy Auction (LEN A-5 2014), to be generated by five wind farms representing 108.0 MW installed capacity.

In addition to the investments in electricity generation from renewable sources, Cemig has made significant investments to boost production process efficiencies to minimize distribution system electricity losses. This is its greatest source of GHG emissions. To reduce technical losses – that is, those inherent in electricity transmission through all equipment and transmission and distribution lines—Cemig invested more than R$ 280 million in 2014 to bolster the electrical system and install fixed capacitors and distribution transformers equipped with amorphous core technology (which reduces load losses by about 80%). Thus, Cemig has been getting ready to participate in a possible emissions trading market to be established in Brazil.

Other preparation strategies for participation in emissions trading schemes are listed in the document “Cemig—10 Initiatives for the Climate”, through which Cemig reaffirms its commitment to climate change. The most important initiatives in this regard include: generation of electricity from renewable sources; implementation of conservation and energy efficiency projects; projects for the natural gas sector; investments in new energy sources (as long as they are low-carbon); enhancement of process efficiencies; and transportation emission reductions.

Companhia Energética de Minas Gerais – Cemig

CC13.2 Has the company originated any project-based carbon credits or purchased any within the reporting period?

No3.

[3]	Cemig has a portfolio of 12 low-carbon electricity generation projects connected to the Brazilian electrical grid, registered under the Clean Development Mechanism (CDM), encompassing Cemig’s plants and plants in which Cemig has an ownership interest. This portfolio has the potential for annual generation of 5,087,309 carbon credits, which represents an annual reduction of emissions of 5,087,309 tCO2e. However, in 2014, these plants did not request issuance of carbon credits by the UNFCCC, so Cemig did not generate any carbon credits in the reporting year despite these plants’ operations having led to emission reductions.

Companhia Energética de Minas Gerais – Cemig

CC14. Scope 3 Emissions

CC14.1 Please account for your organization’s Scope 3 emissions, disclosing and explaining any exclusions.

Sources of Scope 3 emissions	Evaluation status	Metric tonnes CO2e	Emissions calculation methodology	Percentage of emissions calculated using data obtained from suppliers or value chain suppliers	Explanation
Purchased goods and services	Not evaluated	—	—	—	—
Capital goods	Not evaluated	—	—	—	—
Fuel-and-energy-related activities (not included in Scope 1 or 2)	Not evaluated	—	—	—

Upstream emissions from fuel and electricity purchased by Cemig were not evaluated; also were not evaluated electricity losses in the transmission and distribution of electricity consumed by Cemig. In addition, emissions from the generation of electricity purchased for resale by Cemig were not evaluated. However, it is important to note that emissions due to losses in the transmission and distribution of electricity produced by Cemig’s systems were accounted for in Scope 2. In addition, emissions from use of fossil fuels to transport oil from the refineries to Cemig’s thermal plant were recorded accounted for; such transportation is by tanker trucks, and was considered in “upstream transportation and distribution.”

Transportation and distribution (upstream)	Relevant, calculated	816.99	i) Data type and sources used, emission
factors and GWP values (global
warming potential of gas): total
distance travelled data used for
outsourced trucks that transport freight
and for trucks that transported fuel to
the Igarapé Thermal Plant. The
emission factors for fuel consumed
(diesel) and GWP values were
obtained through the Brazil GHG
Protocol calculation tool.

ii) Description of the quality of
reported emissions data: data were
obtained directly from Cemig’s
suppliers of all vehicles that
transported cargo for Cemig in 2014.

iii) Description of the methodologies,
assumptions and allocation methods
used to calculate emissions: the
calculations were made using the
Brazil GHG Protocol tool (version
2014.0).

				100%	—

Companhia Energética de Minas Gerais – Cemig

Sources of Scope 3 emissions	Evaluation status	Metric tonnes CO2e	Emissions calculation methodology	Percentage of emissions calculated using data obtained from suppliers or value chain suppliers	Explanation
Waste generated in operations	Not relevant, explanation provided	—	—	—

The Reverse Logistics and final disposal of waste are carried out by a department certified by the Environmental Management System – SGA – at Level 1, which receives the waste properly identified, sorted and packed from the areas that generated it. From January to December 2014 about 52,600 tonnes of industrial waste was disposed of in an environmentally appropriate manner, of which 52,500 tonnes were sold, recycled or regenerated (99.7%) and 171 tonnes (0.3%) were co-processed or incinerated.

The waste sold consists mainly of cables and wires, scrapped transformers, scrap metal, scrapped meters, poles, cross arms, wood chips, i.e., inert materials.

Business travel	Relevant, calculated	1,361.30	i) Data type and sources, emission
factors and GWP values (global
warming potential of gas): data
for total distance covered by
Cemig employees in air travel on
business. The emission factors
and GWP values were obtained
using the Brazil GHG Protocol
tool.

ii) Description of the quality of
reported emissions data: the
distances of all business air travel
undertaken by all Cemig’s
employees in 2014 were
calculated.

iii) Description of the
methodologies, assumptions and
allocation methods used to
calculate emissions: the
calculations were made using the
Brazil GHG Protocol tool
(version 2014.0); furthermore,
data from the site
www.gcmap.com were used to
calculate the distances between
airports.

				100%	—

Companhia Energética de Minas Gerais – Cemig

Sources of Scope 3 emissions	Evaluation status	Metric tonnes CO2e	Emissions calculation methodology	Percentage of emissions calculated using data obtained from suppliers or value chain suppliers	Explanation
Employee commuting	Relevant, calculated	586.36

i) Data type and sources used, emission factors and values of GWP (global warming potential of gas): data for total distance travelled by employees by bus were used. The emission factors and the GWP values were obtained through the Brazil GHG Protocol tool.

ii) Description of the quality of reported emissions data: the bus distances travelled by all the Cemig employee buses in 2014, as well as the type of vehicle used for these trips (home–work), were calculated.

iii) Description of the methodologies, assumptions and allocation methods used to calculate emissions: the calculations were made using the Brazil GHG Protocol tool (version 2014.0).

				100%	—
Leased assets (the company as lessee)	Not relevant, explanation provided	—	—	—	Cemig has no leased assets.
Transportation and distribution (downstream)	Relevant, calculated	5,728.50

i) Data types and sources used, emission factors and GWP values (global warming potential of gas): total fuel consumption data of vehicles of contractors who provide services for Cemig’s distribution of electricity were used. The emission factors and the GWP values were obtained through the Brazil GHG Protocol tool.

ii) Description of the quality of reported emissions data: data were provided by contractors whose vehicles provide operation and maintenance services for the electricity distribution network. 6 of the 45 contractors provided data for calculation of GHG emissions from this source.

iii) Description of the methodologies, assumptions and allocation methods used to calculate emissions: the calculations were made through the Brazil GHG Protocol tool (version 2014.0).

100%	In 2012, Cemig began to
quantify emissions from
vehicles of contractors
who provide operation
and maintenance
services for the
Distribution area.

In 2014, of the 45
companies that provide
this type of service, 6
responded with
information, which is
equivalent to 13% of the
total. It should be noted
that the contractors
participate and
contribute information
voluntarily.

Companhia Energética de Minas Gerais – Cemig

Sources of Scope 3 emissions	Evaluation status	Metric tonnes CO2e	Emissions calculation methodology	Percentage of emissions calculated using data obtained from suppliers or value chain suppliers	Explanation
Processing of sold products	Not relevant, explanation provided	—	—	—

The product Cemig sells (electricity) is not processed as is the case of an intermediate product for production of consumer goods; rather, electricity is a production process input, not an intermediate good. Thus, this emission source does not apply to Cemig.

Use of sold goods and services	Relevant, calculated	11,324,277

i) Data types and sources, emission factors and GWP (global warming potential of the gas) values used: data on consumption by end consumers of electricity generated by Cemig was used. The emission factor of the Brazilian electrical system and GWP values were obtained through the Brazil GHG Protocol tool.

ii) Description of the quality of reported emissions data: the company precisely monitors data on electricity consumption by customers.

iii) Description of the methodologies, assumptions and allocation methods used to calculate emissions: the calculations were made by the Brazil GHG Protocol tool (version 2014.0).

				100%	The main source of Cemig’s Scope 3 emissions is the consumption of electricity sold by the company and used by industrial, commercial or residential end consumers. Since the electricity sold by Cemig is transmitted on the National Grid System, the emission factor of this system was used to calculate these emissions.
End of life treatment of sold products	Not relevant, explanation provided	—	—	—	The product sold by Cemig (electricity) does not require end of life treatment since it does not generate waste to be treated or to be disposed. Thus, this source is not applicable to Cemig.
Downstream leased assets (the organization as lessor)	Not evaluated	—	—	—	—
Franchises	Not relevant, explanation provided	—	—	—	Cemig does not have franchises. Thus, this source of emissions is not applicable to the Company.
Investments	Not evaluated	—	—	—	—

CC14.2 Please indicate the verification/assurance status that applies to the company’s reported Scope 3 emissions.

Third party verification or assurance complete

If Scope 3 emissions have been subject to third party verification or assurance (complete or underway):

CC14.2a Please provide further details of the verification/assurance undertaken, and attach the relevant statements.

Companhia Energética de Minas Gerais – Cemig

Type of verification or assurance	Attach the statement	Page / section reference	Relevant verification standard	Proportion of reported Scope 3 emissions verified (%)
Reasonable assurance	GHGEmissionsCemig2014_Verification GHGEmissionsCemig2014_TemplateCDP	The entire document	ISO14064-3	100%

CC14.3 Has the company been able to compare its Scope 3 emissions for the reporting year with those for the previous year for any sources?

Yes.

If “Yes”:

CC14.3a Please identify the reasons for any change in your Scope 3 emissions and for each of them specify how your emissions compare to the previous year.

Sources of Scope 3 emissions	Reason for change	Emissions value (percentage)	Direction of change	Comments
Transportation and distribution (upstream)	Emissions reduction activities	2.07%	Emissions decrease

The distance travelled by outsourced trucks hauling cargo decreased from 2,301,688 km in 2013 to 910,016 km in 2014. This reduction was due to logistics optimization initiatives.

The distance travelled by fuel tanker trucks to the Igarapé Thermal Plant increased from 64,710 km in 2013 to 285,795 km in 2014. This increase was due to the plant’s higher production in 2014.

If all other conditions for emission sources were unchanged between the two years, this net reduction in distance would have led to a reduction of Scope 3 transportation and distribution (upstream) emissions of 2.07%, considering the two aspects mentioned above (decreased distance in cargo hauling and increased distance for fuel transportation trips).

Employee commuting	Emissions reduction activities	5.32%	Emissions decrease

Cemig analysed the bus routes of employees in Belo Horizonte (urban diesel buses), which wound up reducing the distance travelled by employees commuting by this means of transportation, with 40,324 fewer kilometres travelled in 2014 compared to 2013. This represented a 16.52% decline in GHG emissions for this transportation category.

This category was responsible for 32% of emissions from the “Employee commuting” source of Scope 3 emissions in 2013, leading to a total reduction of GHG “Employee commuting” emissions of 5.32%.

Companhia Energética de Minas Gerais – Cemig

Sources of Scope 3 emissions	Reason for change	Emissions value (percentage)	Direction of change	Comments
Employee commuting	Unidentified	22.98%	Emissions decrease

There was a decrease in the distance Cemig’s employees travelled on Minas Gerais state roads on diesel-fuelled buses, down 292,933 kilometres in 2014 compared to 2013. This represented a 48.50% reduction in GHG emissions from this transportation category. This category was responsible for 60% of the “Employee commuting” source of Scope 3 emissions in 2013, leading to a total reduction of GHG emissions from the “Employee commuting” emissions of 29.31% in total.

On the other hand, there was an increase of 287,102 km travelled by employees commuting in gasoline-fuelled light vehicles in 2014, compared to 2013, representing a GHG emissions increase of 85.48% in this transportation category. The category accounted for 7% of emissions from the Scope 3 “Employee commuting” source in 2013. Therefore, this increase in distance travelled led to an increase of total GHG emissions by the “Employee commuting” source of 6.33%.

Together, the two situations, whose causes were not analysed by Cemig, led to an overall decrease of total GHG emissions by the “Employee commuting” source of 22.98%.

Transportation and distribution (downstream)	Changes in output	50.46%	Emissions decrease

The data provided by the contractors responsible for downstream transportation pointed to a 28% reduction in gasoline consumption, 42% in ethanol and 52% in diesel. Changes in Cemig’s orders for these suppliers were the reason the companies’ consumption figures were lower.

Overall, the reductions in fuel consumption led to 50.46% lower transmission and distribution (downstream) Scope 3 emissions

Business travel	Change in methodology	19.51%	Emission decrease	Business-related airline trip distances in 2014 increased 4.1% over 2013, but the GHG emission factors were lower for short, medium and long distances. This led to a 19.51% reduction of emissions for the category.

Companhia Energética de Minas Gerais – Cemig

Sources of Scope 3 emissions	Reason for change	Emissions value (percentage)	Direction of change	Comments
Use of sold goods and services	Change in methodology	41.15%	Emission increase	The increase in the National Grid
emission factor from 0.0960 tCO2e/
MWh in 2013 to 0.1355 tCO2e/MWh
in 2014 meant that the same amount of
electricity for consumption generated
by Cemig in each of these two periods
would represent 41.15% more
emissions on the part of consumers of
this electricity in 2014, compared to
2013. Electricity consumption
emissions by Cemig’s clients
accounted for 99.93% of the
company’s Scope 3 emissions in 2014.

CC14.4 Does the company engage with any of the elements of its value chain on GHG emissions and climate change strategies?

(x)	Yes, our suppliers

(x)	Yes, our customers

( )	Yes, other partners in the value chain

( )	No, the company is not engaged

If “Yes, our suppliers”, “Yes, our customers” or “Yes, other partners in the value chain” is ticked:

CC14.4.a Please give details of methods of engagement, strategy for prioritizing engagements and measures of success.

Concerning engagement with suppliers, through the third edition of the Program for Carbon Management in the Value Chain of CTClima (Thematic Chamber of Energy and Climate Change) of the CEBDS (Brazilian Business Council for Sustainable Development), Brazil’s representative of the World Business Council for Sustainable Development (WBCSD) since 2012, Cemig has been including the GHG emission inventories of its suppliers in the Company’s information base. The purpose of the program is to work with suppliers, especially those with the highest impact on Cemig’s emissions, to prepare and publish GHG inventories, raising awareness and training the selected suppliers. Since its inception, the Program for Carbon Management in the Value Chain already has increased awareness about and trained 256 suppliers of its affiliates in how to prepare their own GHG emissions inventories. Cemig was one of the Program’s sponsors in the 2014 edition, along with 10 other CEBDS member companies. In the third edition, 123 suppliers were trained through the Program, up 22% from the prior year; 33 suppliers completed emission inventories and another four are being prepared, an increase of about 10% compared to 2013.

Engagement methods: The selected suppliers were invited to participate in workshops. The main objective is to raise awareness among participants about the need to adapt how they manage their businesses to cope with climate change. Additionally, aimed at technical training to enable preparation of GHG inventories, the workshops were used to introduce the Brazilian GHG Protocol Program’s calculation tool and how to use it. The definition of operating limits, identification and classification of the main emission sources and categorization of emissions between the three scopes were the priority subjects. The workshops were run from April to June 2014 in six different locations.

Strategy for prioritizing engagements: 50 companies were invited to participate in the program, and priority was given to small and medium sized suppliers who need help in preparing the GHG inventory.

Measures of success: Considering all suppliers to all the companies participating in the third edition of the Program, 35% (123 companies) participated in 2014’s workshops, a 22% increase compared to the second edition in 2013 (noting that Cemig participated only as of the second edition). In terms of evaluation: 49% graded the workshops “very good” and 44% as “excellent.” In terms of inventories, 80% said they intended to prepare GHG inventories. Of the 72 companies confirming interest, 46% subsequently completed them.

Companhia Energética de Minas Gerais – Cemig

Of these 123 suppliers, 33 finished their emission inventories and another four are in the preparation stage, an increase of approximately 10% compared to the 2013 edition of the Program. Cemig is continuing to run the project and will organize additional workshops to duly engage with the 50 selected suppliers. The measurement Cemig uses to gauge the success of this program is supplier participation in the workshops and actual preparation of GHG inventories after the companies conclude their training.

Cemig has introduced the Intelligent Energy (Energia Inteligente) Program for client engagement purposes. This project fosters energy efficiency in low-income communities and non-profit and philanthropic institutions that consume Cemig’s electricity. Furthermore, it promotes energy efficiency in public facilities. The Intelligent Energy Program consists of three sub-programs: “Energy for Good”, “Living Together”, and “Eco-efficient City Halls” (Energia do Bem, Conviver and Prefeituras Ecoeficientes). The “Energy for Good” program targets charities and non-profit organizations. “Living Together” program is aimed at low-income consumers. And the “Eco-efficient City Halls” program is for better municipal energy management practices. All these initiatives reduce electricity consumption by the people and entities served by the company.

Engagement methods: Cemig sets up collaborative projects with consumers selected for the program. Under the program it replaces equipment by more efficient models, refurbishes electrical systems, and teaches efficient energy use practices and an understanding of the resulting reduction of environmental impact.

Strategy for prioritizing engagements: Low-income communities and non-profit and philanthropic institutions are given priority for participating in Cemig’s Intelligent Energy Program.

Measures of success: In 2014, the “Energy for Good” program was responsible for replacing electric showers in 41 institutions for the elderly and in 14 public hospitals and charities – and replacement of 30 autoclaves and 6,638 sets of electric lighting fixtures and lamps in hospitals. The “Living Together” program installed 2,176 solar heating systems and replaced 232,445 light bulbs, 4,282 refrigerators and 110 irrigation systems with over 15 years of use at family farms through the Jaíba Project.

And if “Yes, our suppliers” is ticked, complete questions CC14.4b and CC14.4c

CC14.4b To give a sense of scale of this engagement, please give the number of suppliers with whom you are engaging and the proportion of your total spend that they represent.

Companhia Energética de Minas Gerais – Cemig

Number of suppliers	% of total spend	Comment
50	8.76%	Cemig invited 50 suppliers to participate in the third edition of the Program for Carbon Management in the Value Chain, giving priority to small and medium-sized suppliers who need help in preparing their GHG inventories.

CC14.4c If the Company has data on its suppliers’ GHG emissions and climate change strategies, please explain how you make use of that data.

How the Company makes use of the data	Please give details
Other

Cemig uses the data from these inventories to assess the scope of the Program for Carbon Management in the Value Chain. In 2014, data from some suppliers was included in Cemig’s GHG emissions inventory.

Suppliers were invited to participate in Cemig’s Program for Carbon Management in the Value Chain in 2014. Cemig is running training courses for these suppliers to boost awareness about climate change and the need to prepare GHG inventories, qualifying them to conduct this quantification process.

Companhia Energética de Minas Gerais – Cemig

Supplement Electric Energy Utilities

The following information refers to emissions from stationary sources for electricity generation and not to Scope 1 as a whole.

EU0 Reference dates

EU0.1 Please enter the dates for the periods for which you will be providing data. The years given as column headings in subsequent tables correspond to the “year ending” dates selected below. It is requested that you report emissions for: (i) the current reporting year; (ii) one other year of historical data (i.e. before the current reporting year); and, (iii) one year of forecasted data (beyond 2019 if possible).

Year ending	Start date	End date
2008	1/1/2008	12/31/2008
2014	1/1/2014	12/31/2014
2019	1/1/2019	12/31/2019

EU1 Global totals by year

EU1.1 In each column, please give a total figure for all the countries for which you will be providing data for the “year ending” periods that you selected in answer to EU0.1.

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	6,572	33,413	239,275	0.0072
2014	7,182	26,323	599,399	0.0228
2019	9,261	49,249	167,078	0.0034

EU2 Individual Country profiles

EU 2.1 Please select the energy sources/fuels that you use to generate electricity in this country (Brazil).

( ) Coal—hard

( ) Lignite

(x) Oil & gas (excluding CCGT)

( ) CCGT

Companhia Energética de Minas Gerais – Cemig

( ) Nuclear

( ) Waste

(x) Hydro

(x) Other renewables

(x) Other

Please complete the following table for the “year ending” periods that you selected in answer to EU0.1 for oil & gas (excluding CCGT).

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	131	205	239,275	1.1672
2014	131	743	577,458	0.7772
2019	131	202	157,340	0.7789

Please complete the following table for the “year ending” periods that you selected in answer to EU0.1 for hydropower.

Year ending	Nameplate capacity (MW)	Production (GWh)
2008	6,387	32,777
2014	6,950	25,110
2019	9,342	45,823

Please complete the following table for the “year ending” periods that you selected in answer to EU0.1 for other renewable sources (wind).

Year ending	Nameplate capacity (MW)	Production (GWh)
2008	1	0
2014	49	143
2019	735	2,824

Please complete the following table for the “year ending” periods that you selected in answer to EU0.1 for other sources (blast furnace gases, tar and other residual gases generated in steelmaking industrial processes).

Companhia Energética de Minas Gerais – Cemig

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	53	430	0	0.0000
2014	53	327	21,316	0.0651
2019	53	400	9,738	0.0243

Please enter total figures for this country for the “year ending” periods that you selected in answer to EU0.1.

Year ending	Installed capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	6,572	33,413	239,275	0.0072
2014	7,182	26,323	599,399	0.0228
2019	9,261	49,249	167,078	0.0034

EU3 Renewable electricity sourcing regulations

EU3.1 In certain countries, e.g. Italy, the UK, and the USA, electricity suppliers are required by regulation to incorporate a certain amount of renewable electricity in their energy mix. Is your organization subject to such regulatory requirements?

No.

EU4 Renewable Electricity Development

EU4.1 Please give the contribution of renewable electricity to your organization’s EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in the current reporting year in either monetary terms or as a percentage.

Please give:	Monetary figure		%	Comment
Renewable electricity’s contribution to EBITDA	R$	3,611 million	—	—

EU4.2 Please give the projected contribution of renewable electricity to your organization’s EBITDA at a given point in the future in either monetary terms or as a percentage.

Please give:	Monetary figure	%	Year ending	Comments
Renewable electricity’s contribution to EBITDA	—	40%	2020	We expect to maintain the percentage proportion of renewable power in the organization’s generation mix.

Companhia Energética de Minas Gerais – Cemig

EU4.3 Please give the capital expenditure (capex) planned for the development of renewable electricity capacity in monetary terms and as a percentage of total Capex planned for power generation in the current capex plan.

Please give:	Monetary figure		%	End year of capex plan	Comment
Capex planned for renewable electricity development	R$	1,270,767,000	76.00%	2017	In the current Capex plan, substantial investments are allocated in the generation business, in which 98% of the electricity generated is from renewable sources.

Companhia Energética de Minas Gerais – Cemig

CDP Sign off

CC15.1 Please provide the following information for the person that has signed off (approved) the CDP climate change response.

Name	Job title	Corresponding job category
Mateus de Moura Lima Gomes	Deputy CEO	Chief Officer (member of the Executive Board)

Companhia Energética de Minas Gerais – Cemig

6. ANNUAL AND SUSTAINABILITY REPORT 2014

ANNUAL &
Sustainability
REPORT 2014

MAIN CEMIG INDICATORS

MAIN CEMIG INDICATORS

G4-9 | G4-10 | LA6 | LA9 | EU1 | EU4 | EU28 | EU29 | EN8 | EN15 | EN31

Financial data (Economic Dimension - in R$) are consolidated according to the IFRS standard. The other data refer to the controlling company (holding) Cemig – Companhia Energética de Minas Gerais S.A. and its wholly-owned subsidiaries: Cemig Distribuição S.A (Cemig D) and Cemig Geração e Transmissão S.A. (Cemig GT) in accordance with the Global Reporting Initiative - GRI. For more information on the GRI methodology, please visit the website: www.globalreporting.org

GENERAL DATA	2010	2011	2012	2013	2014
Number of consumers - in thousands[1]	7,065	7,336	7,535	7,781	8,008
Number of employees (G4-10)	8,859	8,706	8,368	7,922	7,922
Number of municipalities served	774	774	774	774	774
Concession area - km² [2]	567,740	567,740	567,740	567,478	567,478
FEC - Number of interruptions (EU28)	6.56	7.01	7.04	6.26	5.58
DEC - Hours (EU29)	13.00	14.32	14.74	12.49	10.77
Number of plants in operation[3]	66	66	70	70	70
Installed capacity - MW (EU1)[4]	6,896	6,964	7,038	7,038	7,717
Extension of transmission lines - km (EU4)[4]	8,768	8,794	9,413	9,748	9,748
Extension of subtransmission lines - km (EU4)	16,835	16,915	17,594	17,218	16,160
Extension of the distribution network - km (EU4) — Total	453,935	467,679	493,150	486,045	491,848
Urban	91,465	104,482	108,400	98,175	99,818
Rural	362,470	363,197	384,750	387,870	392,030
ECONOMIC DIMENSION	**2010**	**2011**	**2012**	**2013**	**2014**
Net operational revenues - R$ million	12,863	15,749	14,137	14,627	19,540
Lajida or Ebitda - R$ million	4,543	5,351	5,084	5,983	6,382
Net profit (loss) - R$ million	2,258	2,415	4,272	3,104	3,137
Stockholders' equity - R$ million	11,476	11,745	12,044	12,638	11,285
Market cap - R$ million	18,220	22,694	19,292	17,629	16,812
Dividends paid - R$ million[5]	1,196	2,036	2,918	2,818	797
Dividend Yield (%)	9	11	22	9.2	23.5
ENVIRONMENTAL DIMENSION	**2010**	**2011**	**2012**	**2013**	**2014**
Resources invested in the environment - R$ million (EN31)[6]	54.3	53.4	59.4	52.4	52.8
Fleet fuel consumption (GJ)	217,553	198,640	180,407	169,470	144,780
Installed capacity free of GHG emissions (%)	97.2	97.2	97.3	97.3	97.3
Total water consumption - m³ (EN8)[7]	1,848,261	1,597,078	1,449,756	1,313,486	1,424,540
Direct CO_2 emissions - metric tons (EN15)	59,922	24,506	53,573	146,101	617,717
R&D investments on the environment (R$ million)	0.8	2.5	6.6	10.0	11.7
SOCIAL DIMENSION	**2010**	**2011**	**2012**	**2013**	**2014**
Average number of hours of training per employee (LA9)	75.66	43.18	35.50	69.6	49.37
Total resources invested in social responsibility - R$ thousand[8]	77,440	75,074	115,023	83,234	109,622
Accident frequency rate - own employees (LA6)[9]	0.41	0.25	0.23	0.34	0.34
Accident frequency rate - contracted employees (LA6)[9]	0.60	0.79	0.51	0.45	0.42

[1] The chart with the number of consumers per category is described under the item "Cemig's Market".

2

2 Contemplates changes in previous years, reflecting only the concession area of Cemig Distribuição.
3 Figures for Cemig.
4 Consolidated Cemig figures, proportionally including the stakes held in controlled / affiliated companies.
5 Dividend amount for 2014 to be proposed at the General Shareholders’ Meeting on April 30, 2015.
6 Total resources invested in the environment destined for operation, maintenance, and new ventures.
7 Total water consumed for administrative and industrial purposes.
8 Sum of resources invested in External Social Indicators and Total Internal Social Indicators For further information, see the Social Responsibility Report.
9 Number of accidents resulting in injuries with time lost, per 200,000 hours worked.
Net profit (R$ million)
2010 2011 2012 2013 2014
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
2,258
2,415
4,272
3,104 3,137
EU4 EU1 G4-23 G4-22 G4-9
S E L E C T E D G R A P H S

Areas of social investment
Health
Culture
Sport
Education
Social action
9%
26%
5%
0.28%
60%
Generation by energy source
Hydraulics
Thermal
Wind
95.39
4.07
0.54

SAIDI
2012 2013 2014
0
2
4
6
8
10
12
14
16
18
20
9.98
8.88
7.87
4.75
3.61
2.90
11.92
14.73
12.49
10.77
SAIDI - Accidental SAIDI - Scheduled Aneel Target 2014 Total
SAIFI
2012 2013 2014
0
1
2
3
4
5
6
7
8
9
5.63
5.07
4.56
1.40
1.19
1.02
8.65
7.03
6.26
5.58
SAIFI - Accidental SAIFI - Scheduled Aneel Target 2014 Total

Distribution: total energy losses
2010 2011 2012 2013 2014
0
1
2
3
4
5
6
7
8
9
10
11
12
11.04
10.25
11.11 11.25 11
Final waste disposal (t)
2011 2012 2013 2014
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
50,000
55,000
15,739
26,319
32,443
52,470
232 459 268 171
Sale, recycling or regeneration Incineration and co-processing

Administrative Water Consumption (m³)
2010 2011 2012 2013 2014
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
800,000
900,000
1,000,000
897,492
921,930
550,243
521,626 501,248
Accident frequency rate (US 200,000 criterion - labor force)
2010 2011 2012 2013 2014
0
0.05
0.10
0.15
0.20
0.25
0.30
0.35
0.40
0.45
0.50
0.55
0.60
0.58
0.36
0.44
0.42
0.40
INTRODUCTION
This is Cemig’s Annual and Sustainability Report on the year 2014. It gives information on Cemig’s performance for all of its operations, and principally, those factors that may contribute to the Company’s economic, social and environmental sustainability. It is a comprehensive corporate instrument for dialogue with all stakeholders about the Company’s activities and performance; and it also serves as a management tool for Cemig’s various divisions, showing the development of indicators and metrics related to matters over which they have responsibility.
G4-22 G4-15
A B O U T T H I S R E P O R T

All accounting data disclosed in this report have been previously audited by Deloitte Touche Tohmatsu Auditores
Independentes for the Company’s financial statements, which are presented according to International Financial Reporting
Standards (IFRS) and are available on the Cemig website. As a guarantee of overall quality and of the content of the data contained in this report, in addition to the audit of economic and financial data Cemig commissioned an independent verification, with reasonable scope – carried out by Bureau Veritas Certification – of application in this report of the principles and indicators of the Global Reporting Initiative (GRI) and the Global Compact.
If there has been any revision of the information that was presented in previous reports, for example due to reclassifications or a revision of methods of measurement, an explanation of any changes is given adjacent to the data, to maximize transparency.
In line with global trends in the production and dissemination of corporate reports, Cemig has opted to adopt the GRI G4 methodology for the production of this document (Core Version). However, so as not to affect continuity in the supply of data and indicators that has already been presented in previous reports, the Company additionally decided to issue an expanded version of this report, called the Comprehensive Version, where the indicators present in the version for the prior year (2013), which followed the GRI 3.1 methodology, are maintained and updated for the G4 version, as well as the GRI Sector
Supplement for the Utility Sector, and the report on progress in meeting the Ten Principles of the Global Compact.
The G4 Core Version is a less extensive document and, therefore, more reader-friendly, giving priority to quality and focus on the issues that are most important to the Company and its stakeholders. For each of the 11 aspects identified in the materiality test, Cemig has provided, over the length of the report, Disclosure of Management Approach (DMA): under the G4 methodology, this must include an explanation of the importance of the issue to the Corporation, how it is managed, what are the risks involved, and what are the related goals and objectives. Additionally, the Company has tried, in part, to follow
IIRC guidelines for the preparation of Integrated Reporting, which includes the firm’s business model and information on integration between programs and projects.
Both versions, G4 Core and G4 Comprehensive, are available to read or download on the Cemig website, including formats that are compatible with tablets and smartphones.
Questions regarding this report can be directed to Cemig’s Corporate Sustainability Management
(sustentabilidade@cemig.com.br) or the Investor Relations Department (ri@cemig.com.br) – there are further details on the
Company’s website.
LIMITS OF THE REPORT
The financial data presented in this report refers to the group of companies in which the holding company, Cemig
(Companhia Energética de Minas Gerais) holds a stake, except where stated in the text. The non-accounting information is primarily for the holding company and the two main wholly-owned subsidiaries Cemig Distribuição S.A. (‘Cemig Distribution’
or ‘Cemig D’) and Cemig Geração e Transmissão S.A. (‘Cemig Generation and Transmission’ or ‘Cemig GT’), but where indicated may also cover other Cemig Group subsidiaries. The accounting data is consolidated according to criteria established by Brazilian law (for more details, see Note 2 of the Standardized Financial Statements – (‘DFP’) on the
Company’s website).The name Cemig is used in reference to the group of companies. The terms Group and Company are used as a synonym for “Cemig,” unless stated otherwise in the text. The name Companhia Energética de Minas Gerais –
spelled out – is used when the reference is to the holding company alone, i.e. excluding all subsidiaries.
This report gives information on companies including Light, Taesa and Renova, in whose management Cemig participates through participation on their boards of directors and committees. Though these companies have their own reports, containing complete quantitative and qualitative information, their inclusion in this report is justified by the importance of their contribution in achieving the Group’s strategic objectives.
G4-23 G4-21 G4-20 G4-17 G4-33 G4-32 G4-31 G4-30 G4-29 G4-28 G4-23

In relation to the large hydroelectric projects that are located in Brazil’s northern region – Santo Antônio and Belo Monte – in which Cemig is a minority stockholder and not involved in the operational management nor holder of a controlling stake, this report also presents information that aims to explain their importance in the Company’s strategy and their key actions. The consortia that are building these projects have the responsibility for those projects, but Cemig has sought to provide as much information as possible about these operations.
The scope of activities covered by this report has not changed from the previous year.
MATERIALITY MATRIX
The Materiality Test is a procedure used annually by Cemig, with the maximum breadth and depth possible, to ascertain expectations of stakeholders within the organization’s area of influence, to highlight aspects to be addressed in communicating with the various publics, and to guide the Company’s management systems. Its outcomes constitute the main guide and input for construction of Cemig’s Annual and Sustainability Report on 2014.
Through an institutional process known as Stakeholder Mapping, the Company has defined the following relationship groups of interest:
Government;
Stockholders and investors;
Residential clients;
Corporate clients;
Communities (NGOs, society, universities, research centers and other social organizations);
Employees;
Suppliers; and
Media.
To perform the test, which followed the guidelines of the GRI G4 materiality principle, Cemig used a combination of input methods: external and its own internal data sources, including the Company’s Strategic Planning; research on the perception of stakeholders carried out during the year through corporate communications channels; sustainability rating agencies; news clippings published in 2014 about Cemig and its economic sector; consideration of internal policies, media analysis, organizational values, organizational climate research results, risks and opportunities, and internal perceptions collected through direct participation of key members of management.
This procedure resulted in the following Materiality Matrix, which indicates the eleven most material aspects of the study (on the right-hand side of the curve). These will be the main topics addressed in this report. The report also addresses the other aspects, but with less emphasis.
G4-27 G4-26 G4-25 G4-24 G4-19 G4-18

Materiality Matrix
IMPORTANCE OF ECONOMIC, ENVIRONMENTAL AND SOCIAL IMPACTS
(CEMIG’S POINT OF VIEW)
IMPORTANCE OF ASPECTS, ACCORDING TO INFLUENCE ON STAKEHOLDER ASSESSMENTS AND DECISIONS
Water(l)
Biodiversity(2)
Clients and consumers(3)
Fighting corruption(4)
Community(5)
Engagement(6)
Economic performance(7)
lndigenous rights(8)
System efficiency(9)
Effluents(10)
Emissions(11)
Environmental management(12)
Risk management(13)
Management of suppliers{14)
Public lighting(15)
lndirect economic impacts(16)
lnnovation(l7)
Social investment(18)
lnvestments in human rights(19)
lnvestment for growth(20)
Climate change(21)
Fines(22)
Employees(23)
Environmental responsibility(24)
Health and safety(25)
Client health and safety(26)
Share price(27)
90
80
70
60
50
40
30
20
10
0
0
20
20
30
40
50
60
70
80
90
100
The process of developing the methodology to be applied to the Materiality Test, and its final result, were subjected to independent verification by Bureau Veritas Certification.
CONTENT OVERVIEW
The Index for the GRI Indicators and Global Compact Principles at the end of this report presents a summary of all available information.
Tags throughout the text highlight the related GRI indicators, material issues (DMAs) and principles of the Global Compact –
to facilitate the reader’s ability to associate and locate the corresponding indicators or principles.
GLOSSARY
For optimum understanding of the terms used, Cemig has created a glossary, available at:
http://ri.cemig.com.br/static/enu/glossario.asp?idioma=enu
MESSAGE FROM MANAGEMENT
In his speech at the appointment ceremony of the new Executive Board on January 23, 2015, Minas Gerais State Governor
Fernando Pimentel gave the following brief description of the guidelines that will orient Cemig’s activity in the coming years:
“There will be full support from the of Minas Gerais State government for our primary objective: to reconcile the legitimate interest of stockholders, productivity, profits and development with the very legitimate interests of the employees – safe working conditions and appropriate salaries – and the interests of consumers in efficiency and quality.
There is no contradiction between seeking to provide for the legitimate desires of the stockholder, and reconciling them with the expectations of consumers and employees. This is Cemig’s great challenge, and I believe it is the great challenge for any company that has both the State and legitimate private interests as stockholders. It is a challenge which I am certain both the G4-1
M E S S A G E F R O M T H E M A N A G E M E N T

Board of Directors and the Executive Board will know how to judge.”
We have a clear perception of the challenge.
Cemig has always had, and will continue to have, a leading role in the Brazilian electricity sector, acting as one of the major groups consolidating the sector and using its experience – from its more than 60 years’ existence – in the building of major projects.
We have viable alternatives for growth, making use of the opportunities that the sector offers, as well as those which already represent a path for vigorous growth – such as the natural gas sector, and generation from renewable sources.
Clearly the greatest priority in the short term is to deal appropriately with the dispute on extension of the concession contracts of the Jaguara, São Simão and Miranda hydroelectric plants. The difficulties are many, but we are seeking the best solution for the legal dispute through negotiation with the federal government.
Another highlight is the alliance of generation assets that we have made with Vale S.A., creating a new company, Aliança
Geração de Energia S.A., which will come into being already with combined assets greater than R$ 4.5 billion, of which Cemig will have 45% ownership, starting activities in March 2015. With this association, we increase the potential of generating new business and maximizing profits in electricity generation, due to the combination of experiences in operational, financial and project management.
In electricity distribution, we have investments planned for the period 2015 to 2018, date of the next tariff review, totaling nearly R$ 3 billion, which demonstrates our commitment to the development of Minas Gerais State, and to producing quality electricity supply to our 8 million consumers in the State.
As well as its investment programs, Cemig is a company with a technical staff that is highly qualified to act firmly, together with the State and Federal governments, in improving the electricity tariff system, reducing costs of generation of electricity, and serving consumers with more quality.
To our stockholders, the message that we would like to give you at this initial moment, is to emphasize the extremely important role that you have for Cemig, and to maintain our position: that we are always together, always jointly seeking the best results for all those who form the pillars of this Company.
We will at all times work transparently, and we consider that one of our challenges is to find the ideal balance so that all our publics are fully satisfied – a dividend policy that meets stockholders’ desires, and also meets the need for growth to guarantee the market share of a company of this scale.
In relation to operational management, we will seek to meet the criteria for efficiency and quality with moderate costs, compatible with the best global and Brazilian practices. Complying with the regulatory rules will be priority for all our businesses that are regulated.
We believe that the Company’s engines of growth are our employees. So we will employ the best management practices to ensure that the people who work in our Company have full opportunity and qualification.
Everything we do is always based on the principles of sustainability and social responsibility, and this is shown in Cemig’s presence in the Dow Jones Sustainability World Index and in the Global Compact 100 index of the United Nations Global
Compact – which brings together 100 companies from all over the world that are both committed to corporate sustainability and also have leading performance in the capital markets.
As well as the challenges inherent to the Company, in 2015 we will have to deal with a greater pressure on costs of electricity, with the thermal plants being dispatched to meet the needs of consumption, due to the low level of the reservoirs of the hydroelectric plants, which has resulted from the low rainfall since the end of 2013.
In this context, Brazil’s rainfall in the coming months, as compared with historic averages, will be a determining factor for energy policy and prices of electricity in the short and medium term.
Finally, in spite of all the challenges and complexities of the electricity sector, we have confidence in the future, and we know we have the support of our employees and our stockholders for Cemig to continue to be recognized as: Brazil’s Best Energy.
Board of Directors +
JOSÉ AFONSO BICALHO
BELTRÃO DA SILVA
MAURO BORGES LEMOS ALLAN KARDEC DE MELO
FERREIRA
ARCÂNGELO EUSTÁQUIO
TORRES QUEIROZ
HELVÉCIO MIRANDA
MAGALHÃES JUNIOR
MARCO ANTÔNIO DE
REZENDE TEIXEIRA
MARCO ANTÔNIO
SOARES DA CUNHA
CASTELLO BRANCO
NELSON JOSÉ HUBNER
MOREIRA
GUY MARIA VILLELA
PASCHOAL
EDUARDO BORGES DE
ANDRADE
OTÁVIO MARQUES DE
AZEVEDO
PAULO ROBERTO
RECKZIEGEL GUEDES
Subsequent event: According to letters in the Company’s possession, several members of the Board of Directors who were elected at the Annual and Extraordinary General Meetings held concurrently on April 30, 2014 resigned in January 2015. An
Extraordinary General Meeting of Stockholders held on January 22, 2015 elected new sitting members of the Board of Directors and their respective substitute members for the remainder of the current term of office or until the Annual General Meeting to be held in April 2016. The Board of Directors is now as follows:
Sitting Members
G4-39

Audit Board +
ANDRADE AZEVEDO RECKZIEGEL GUEDES
RICARDO COUTINHO DE
SENA
SAULO ALVES PEREIRA
JUNIOR
JOSÉ PAIS RANGEL
BRUNO WESTIN PRADO
SOARES LEAL
ANA SÍLVIA CORSO
MATTE
LUIZ GUILHERME PIVA
FRANKLIN MOREIRA
GONÇALVES
WIELAND
SILBERSCHNEIDER
ANTÔNIO DIRCEU
ARAÚJO XAVIER
RICARDO WAGNER RIGHI
DE TOLEDO
CARLOS FERNANDO DA
SILVEIRA VIANNA
FLÁVIO MIARELLI
PIEDADE
TARCÍSIO AUGUSTO
CARNEIRO
BRUNO MAGALHÃES
MENICUCCI
MARINA ROSENTHAL
ROCHA
NEWTON BRANDÃO
FERRAZ RAMOS
JOSÉ AUGUSTO GOMES
CAMPOS
JOSÉ JOÃO ABDALLA
FILHO
Substitute Members
ARISTÓTELES LUIZ
MENEZES
VASCONCELLOS
DRUMMOND
LUIZ GUARITÁ NETO THALES DE SOUZA
RAMOS FILHO
LAURO SANDER BRUNO GONÇALVES
SIQUEIRA
The Audit Board was elected at the Annual and Extraordinary General Meetings of Stockholders held concurrently on April 30,
2014, and has not changed at the date of this report:
Sitting Members

Executive Board +
SIQUEIRA
MARCUS EOLO DE
LAMOUNIER BICALHO
ARI BARCELOS DA SILVA ALIOMAR SILVA LIMA
SALVADOR JOSÉ
CARDOSO DE SIQUEIRA
RAFAEL PINTO QUEIROZ
NETO
Substitute Members
MAURO BORGES LEMOS
Chief Executive Officer
MATEUS DE MOURA
LIMA GOMES
Deputy Chief Executive Officer
FERNANDO HENRIQUE
SCHÜFFNER NETO
Chief Officer for Business
Development
MÁRCIO LÚCIO SERRANO
Chief Corporate Management
Officer
EDUARDO LIMA
ANDRADE FERREIRA
Chief Officer for the Gas
Division
RICARDO JOSÉ CHARBEL
Chief Distribution and Sales
Officer
EVANDRO LEITE
VASCONCELOS
Chief Trading Officer
FABIANO MAIA PEREIRA
Chief Finance and Investor
Relations Officer
FRANKLIN MOREIRA
GONÇALVES
Chief Generation and
Transmission Officer
LUIZ FERNANDO ROLLA
Chief Institutional Relations
and Communication Officer
RAUL LYCURGO LEITE
Chief Counsel
A meeting of the new Board of Directors on January 22, 2015 appointed a new Executive Board, as follows:

CEMIG
Recognitions 2014
Listed in the Dow Jones Sustainability Index for the 15th consecutive year
3rd consecutive year in the Dow Jones Emerging Markets
Ranked incorporate sustainability index - ISE BM&FBovespa for the 10th consecutive year
Selected to the ICO2 index of BM&FBovespa for the 5th consecutive year
Selected to compose the new index of the UN Global Compact - Global Compact 100 (GC100)
Recognized by CDP as the Brazilian company leader in “Transparency” in the dissemination of information related to climate change
Classified in Standards & Poor’s credit rating as BB+ in the global scale and as brAA+ in the national scale, with a stable outlook for both
Selected by Sustainalytics (Netherlands)
Considered by the 3rd consecutive year as “Prime” by Oekom Research (Germany)
Selected to compose the 2014 MSCI Global Sustainability Indexes
COMPANY PROFILE
Companhia Energética de Minas Gerais (Cemig) operates in generation, transmission, marketing and distribution of electricity, energy solutions (Efficientia S.A.) and distribution of natural gas (Gasmig). The Cemig Group comprises the holding company (Cemig), its two main wholly-owned subsidiaries – Cemig Geração e Transmissão S.A. (‘Cemig Generation and
Transmission’, or ‘Cemig GT’) and Cemig Distribuição S.A. (‘Cemig Distribution’, or ‘Cemig D’) – and other subsidiaries and affiliates, a total of 206 companies, 18 consortia and two Equity Investment Funds (FIPs), with assets in 23 of the Brazilian states (including the Federal District), and in Chile. .
The Company also operates in exploration and distribution of natural gas (through Gasmig), and in data transmission (Cemig
Telecom). With a direct interest of 26.06%, Cemig also controls Light S.A., an electricity distributor serving 31 cities in the state of Rio de Janeiro, a region with over 11 million consumers. Cemig also has an interest of 43.36%, exercising control, in the transmission company Taesa (Transmissora Aliança de Energia Elétrica S.A.).
As part of a growth strategy increasingly aiming to expand in renewable energy sources, in 2014 Cemig became part of the control block (27.4%) of Renova, a leading company in Brazil’s wind power market, which also owns investment portfolios in solar and other renewable sources. Its main aim with this transaction is for Renova to be Cemig’s vehicle for expansion in the non-traditional renewable energy sources (i.e. other than hydroelectric).
Cemig’s stakes in the capital of its main subsidiaries and affiliates
http://www.cemig.com.br/pt-br/a_cemig/quem_somos/Documents/organograma_2014_04_30.pdf
G4-17 G4-13 G4-9 G4-8 G4-6 G4-4 G4-3
C O M P A N Y P R O F I L E
and Communication Officer

GENERATION	TRANSMISSION	DISTRIBUTION	GAS	OTHER BUSINESSES
Cemig Geração e Transmissão S.A. (Cemig GT) 100% Cemig	Cemig Geração e Transmissão S.A (Cemig GT) 100% Cemig	Cemig Distribuição S.A. (Cemig D) 100% Cemig	Cia. de Gás de Minas Gerais (Gasmig) 99.57% www.gasmig.com.br	Axxiom Soluções Tecnológicas S.A. 51% Light 49% Cemig www.axxiom.com.br
Light S.A. 26.06% Cemig www.light.com.br	Transmissora Aliança de Energia Elétrica S.A. (Taesa) 43.36% www.taesa.com.br	Light S.A. 26.06% Cemig www.light.com.br		Efficientia S.A 100% Cemig www.efficientia.com.br
Norte Energia S.A. (Belo Monte) 7.28% www.norteenergia.com.br				Cemig Telecom S.A. 99.99 % Cemig www.cemigtelecom.com.br
Santo Antônio 10% Cemig www.santoantonioenergia.com.br				
Renova Energia S.A. 27.4% www.renovaenergia.com.br				

GENERATION	TRANSMISSION	DISTRIBUTION	GAS	TRADING
Installed capacity: 7,717 MW	Total network length: 9,748 km	Total network length: 525,224 km	1.531 billion m^3 of gas sold	Market share approximately 22%

Outstanding assets and inputs contribute to Cemig's leading position as a power company: the technical capacity and quality of its workforce, recognized for its expertise both in Brazil and internationally; its base of natural resources, mainly hydroelectric (97% of its installed generation capacity is hydroelectric); access to the financial capital it needs for continuous development of its business; the inputs provided by its suppliers; plus the consideration that it gives to the needs and expectations of its stakeholders.

In all its activities Cemig seeks to achieve sustainable growth focused on creating value for its shareholders, employees, suppliers and society. Its investments in expansion of its businesses to supply the markets in which it operates, and its commitment to quality customer service, are a physical materialization of Cemig's strategic vision, which is based on the principles of sustainability and social and environmental responsibility.

The following chart illustrates Cemig's business model:

16

CORPORATE GOVERNANCE RISK MANAGEMENT AND OPPORTUNITIES
LONG TERM STRATEGIC PLAN
MISSION, VISION AND VALUES
INTERNAL POLICIES AND GUIDELINES
AC AM RR AP RO PA MT MA TO GO DF MS PI CE RN PB PE AL SE BA MG SP PR SC RS RJ ES
CHILE
GENERATION GENERATION (IN CONSTRUCTION) WIND GENERATION TRANSMISSION TRANSMISSION (IN CONSTRUCTION) DISTRIBUTION NATURAL GAS DISTRIBUTION ENERGY PURCHASE CEMIG’S FREE CUSTOMERS TELECOM-MUNICATIONS
INPUTS
CAPACITY OF THE WORKFORCE
NATURAL RESOURCES
FINANCIAL CAPITAL
SUPPLIERS
STAKEHOLDERS’ NEEDS AND EXPECTATIONS
OUTPUTS
GENERATION OF VALUE
SUPPLY TO STATE AND BRAZILIAN MARKET
CLIENT ADMIRATION
ECONOMIC AND SOCIAL DEVELOPMENT
ACTION WITH SOCIAL AND ENVIRONMENTAL RESPONSIBILITY
Cemig celebrated 62 years of operations in 2014, with 7,922 direct employees. Since its founding, on May 22, 1952, Cemig has assumed a role of leadership in economic and social development in an innovative and sustainable manner in the regions where it operates. This has led to its position as Brazil’s largest power distributor in terms of network length, and one of
Brazil’s largest power generation and transmission companies.
Learn more about Cemig’s history.
For a more detailed description of Cemig’s businesses, click here.
Click here for the organization chart showing the complete structure of the Cemig Group companies.
MISSION, VISION AND VALUES
Cemig’s management is based on the guidelines expressed in the Mission, Vision and Values set out in its Long-Term
Strategic Plan, and in its Strategic Planning.
Cemig’s Mission:
“To operate in the energy sector with profitability, quality and social responsibility.”
Cemig’s Vision:
G4-56

“To consolidate Cemig’s position, over the course of this decade, as the largest group in the Brazilian electricity sector by market value, with a presence in the natural gas market, and as a global leader in sustainability, admired by its clients and recognized for its solidity and performance.”
Cemig’s Values
The company’s values are: the beliefs and attitudes that give personality to the relationship between Cemig and people. They are nurtured, supported and sustained by: Integrity; Ethics; Wealth; Social Responsibility; Enthusiasm at Work; and
Entrepreneurial Spirit.
ETHICAL CONDUCT
Cemig has had its Statement of Ethical Principles and Code of Professional Conduct since 2004. It is issued to all employees through the Company’s corporate Intranet, and is also available on the Web. It contains 11 principles on conduct and ethical values that have become embedded in Cemig’s culture. These principles reinforce our corporate governance system and regulate the behavior, actions and professional decisions of employees, managers, directors and members of the Board of
Directors and Audit Board, as well as outsourced workers and service providers. The content of the document specifies the additional responsibilities of senior management, including board members, other management levels and employees with respect to ethical principles.
The Company has also developed its own anti-fraud policy, formally establishing that engaging in and/or concealing fraudulent and corrupt activities – in all their forms, including bribery, extortion, graft and money laundering – are unacceptable practices. This policy, approved by the Executive Board, disclosed to all employees through the firm’s corporate
Intranet and made available on the Internet, also establishes the responsibilities of the directors, managers and employees of the Company and of its wholly-owned subsidiaries.
Cemig maintains an internal control system to prevent fraud and corruption, aligned with the requirements of the U.S.
Sarbanes-Oxley Act (SOX). Highlights of the control activities that are audited annually are: orientation against unethical practices, corruption and fraud (Anti-Fraud Policy); the Whistleblower’s Channel; Human Resources policies on recruitment and remuneration; the enterprise risk management process; information security procedures; segregation of duties performed manually and those performed by computer systems; limits of autonomy; and internal control system monitoring activities, conducted by the Company’s Internal Audit Office.
Cemig has a Three-Year Internal Audit Plan, which requires assessment of all business processes at least every three years.
The objective is to ensure that procedures continue to be appropriate and fit for purpose, and that there is compliance with all laws, rules, standards and internal procedures. The decisions on which processes and companies will be audited in a year are based on the degree of risk that they represent for the business and for Cemig’s financial statements. High-risk processes are prioritized and audited more frequently (in some cases, annually), whereas audits for low-risk processes are scheduled for every three years. Among risk factors evaluated are those related to fraud. Risk factors are reviewed during the audit planning process, aiming to identify any changes that may have taken place.
No cases of corruption involving Cemig were identified through any internal audit, nor through the Whistleblower’s Channel, in
2014.
In 2014 approximately 200 newly-hired employees attended ‘Cemig First Energy’ training sessions, at which they are introduced to the Statement of Ethical Principles and Code of Professional Conduct, and given their own copy in the form of a printed guide. Cemig also makes an online training page available to all employees on its Intranet, addressing the main concepts and ethical principles. To reinforce dissemination of the Principles and their acceptance, all new employees –
simultaneously with signature of their employment contract – are required to sign a Solemn Undertaking that they are aware of and will obey the values and principles contained in the Statement of Ethical Principles and Code of Professional Conduct.
G4-56 G4-57 G4-58 HR2 SO3 SO4 SO5 GC10

In 2014 Cemig made online training on Brazil's Federal Anti-Corruption Law (Law 12,846 of 2013) available to all employees online. This law, which took effect in February 2014, specifies administrative and civil liability for legal entities that commit acts against the public administration, domestic or foreign.

As of January 2015 all contracts signed between suppliers and Cemig require the supplier to undertake: "to be aware of and comply with the rules specified in Law 12,846 of January 8, 2013 (the 'Anticorruption Law'); to refrain from committing any acts that may be contrary to the public administration, and to denounce any irregularity of which it becomes aware, through the channels made available by Cemig."

CORPORATE GOVERNANCE

GOVERNANCE MODEL AND LEADING PRACTICES DMA

G4-7
G4-34

Among numerous steps taken to create a well-structured and transparent governance model, Cemig adopts the Best Corporate Governance Practices recommendations of the Brazilian Corporate Governance Institute (IBGC). They prioritize trust, integrity, and respect for stockholders, investors, clients, employees, suppliers, society and government.

Learn more about Cemig's corporate governance model on the Company's Investor Relations website.

The following chart illustrates the structure and principal mechanisms of Cemig's corporate governance.



Shareholders Agreement
Bylaws
Internal Regulations of Board of Directors
Internal Regulations of Audit Board
Code of Ethics
Disclosure Policy
Dividend Policy
Risk and Compliance Management
External Audit
Shareholders' Meeting
Audit Board
Board of Directors
Executive Board
Corporate Executive Office
CEO
Internal Audit
Support Committee to the Board of Directors
Corporate Governance and Sustainability Committee
Human Resources Committee
Strategy Committee
Business Development and Corporate Control of Subsidiaries and Affiliates Committee
Finance, Audit, and Risk Committee
Deputy CEO
CFO and Investor Relations
Investor Relations
Corporate Governance Management
Chief Corporate Management Officer
Chief Business Development Officer
Chief Distribution and Sales
Chief Generation and Transmission Officer
Chief Counsel
Chief Institutional Relations and Communication Officer
Chief Officer for the Gas Division
Chief Sales Officer

19

Since 2001, the company has adopted the Level 1 Corporate Governance Practices of the São Paulo Stock Exchange –
BM&FBovespa. These are listed on the BM&FBovespa website.
The controlling stockholder of Cemig is the State of Minas Gerais, which owns 51% of the common (voting) shares. Another major stockholder is AGC Energia S.A., holding 32.96% of the common shares. At the EGM held on April 30, 2014, AGC
Energia nominated five of the 14 elected members of the Board of Directors. The term of office of the directors elected at that meeting expires in April 2016.
Other corporate governance practices:
Internal Regulations of the Board of Directors
Internal Regulations of the Audit Board
Distinctive by-laws
Cemig’s by-laws establish a distinctive, pro-market dividend policy, as can be seen in the Capital Markets section of this report. Among other matters, the by-laws:
– require investments to be concentrated in the Company’s core business;
– set out senior management’s obligations and limits of autonomy, based on the Long-Term Strategic Plan; and
– establish the Company’s borrowing limits, thus reducing any insolvency risk.
GENERAL MEETINGS OF STOCKHOLDERS
In accordance with current law, the Annual General Meeting (AGM) is held each year before the end of April. Extraordinary
General Meetings (EGMs) may be held at any time in the year, as necessary. Both are called at least 15 days in advance:
convocation must be published through the CVM, and on the Company’s Investor Relations website and in major national newspapers.
The dates of the meetings held in 2014, a summary of their main decisions, and the dates of meetings so far scheduled for
2015, can be found in Cemig’s Corporate Events Calendar.
In 2014 five EGMS were held as well as the mandatory AGM.
Comments, suggestions or recommendations about general meetings may be e-mailed to: ri@cemig.com.br or using the
Investor Relations website http://ri.cemig.com.br
MANAGEMENT
Cemig’s management comprises two corporate bodies: the Board of Directors, and the Executive Board. The Board of
Directors is elected by the Annual General Meeting. It elects its own Chair and Vice-Chair, and appoints the Executive Officers
– the members of the Executive Board.
The Board of Directors consists of 15 sitting members, and their respective substitute members, all elected by the stockholders. They have a range of different but complementary backgrounds and experience. Of the current sitting members, eight were elected by the controlling stockholder, the State of Minas Gerais; five by AGC Energia S.A.; and one by the investment fund FIA Dinâmica Energia. Four of the present sitting members can be described as ‘independent members’
by the IBGC criteria. All members of the Board of Directors and their substitute members serve for periods of office of two years, which may be renewed on expiration. The period of office of the current members runs until the Annual General
Meeting to be held in April 2016.
Subsequent event: A General Meeting of Stockholders made changes to the Board of Directors and the Executive Board in
G4-57 G4-51 G4-41 G4-40 G4-35 G4-37

January 2015. These are described in the opening pages of this report.
The résumés of Cemig’s management can be found here.
The Board of Directors met 27 times in 21014, making decisions on issues ranging from strategic planning to individual investment projects. At the start of each meeting, members are invited to indicate whether they have any conflict of interest in relation to the items on the agenda.
Information on the composition, election, term, principal responsibilities and duties of the Board of Directors are contained in the Internal Regulations of the Board of Directors.
Since 2006, committees of members of the Board of Directors have been formed to review and discuss, in advance, matters to be decided by the Board. The duties of each committee can be seen on the Company’s website.
Cemig’s Executive Board has 11 members, whose functions are specified in the by-laws, and meets weekly. Its members are elected and may be removed at any time by the Board of Directors, and serve for three-year terms of office, which may be renewed. They may simultaneously hold unremunerated management positions in Cemig’s subsidiaries and/or affiliates.
Their current period of office expires at the first meeting of the Board of Directors to be held after the 2015 Annual General
Meeting. The Executive Board held 65 meetings in 2014.
The Executive Board is supported by 24 management committees, two subcommittees and one commission, made up of executives from various areas of the Company, which meet whenever activated, to support the Executive Board and the
Board of Directors with optimum input and analysis when taking decisions.
The Audit Board is elected at the Stockholders’ Meeting. It is established permanently, comprising five members and their respective substitute members who, in conformity with international practice, satisfy the requirement for independence. They are elected by the Annual General Meeting of Stockholders, for a one-year term, which may be extended via re-election.
Election of members of Audit Board by the stockholders is as follows:
one member is elected by the holders of preferred shares;
one member may be elected by holders of common shares not part of the controlling group, representing at least 10%
of share capital; and
three members are elected by the controlling stockholder.
The Audit Board has the additional responsibility for reviewing all non-operational complaints forwarded to it by the Ethics
Committee. These complaints, usually initially made through the ‘Whistleblower’s Channel’ on Cemig’s Intranet, are sorted into two categories, operational and non-operational. The Audit Board considers all non-operational complaints, and proposes a course of action to be carried out by the Internal Auditors. Under the exemption allowed by Rule 10-3A of the Exchange Act,
U.S. Securities and Exchange (SEC), regulated by Release 82-1234, Cemig’s Audit Board acts as an alternative to an Audit
Committee. Cemig’s Audit Board met ten times in 2014.
The Annual and Extraordinary General Meetings held on April 30, 2014 considered a proposal for the remuneration of the
Board of Directors, the Executive Board and the Audit Board for fiscal 2013, and having received a statement in favor of it from the Corporate Governance Committee of the State of Minas Gerais, approved it. This recommendation was adopted in its entirety. The total allocation made was R$ 21,164,000.00 – to include health insurance for the executive officers, at the same level as the benefits currently given under the Health Plan to all employees of the Company. The monthly remuneration for the CEO was set at R$ 39,641.35, and at R$ 33,978.30 for each of the other Chief Officers. Amounts for paid leave, bonuses, and other benefits are adjusted proportionately. The monthly remuneration of each member of the Board of
Directors (unless they are also Executive Officers), subject to conditions related to attendance bonuses, is R$ 6,898.62 –
calculated as 20% of the average remuneration of an Executive Officer. The members of the Audit Board receive remuneration equivalent to 10% of the average amount received by Executive Officers, i.e. R$ 3,449.31. Each substitute member of the Audit Board earns R$ 2,759.45, calculated as 80% of the monthly remuneration paid to the sitting member.
See the item Remuneration of Key Management Personnel in Explanatory Note 27 to the Financial Statements.
RISK MANAGEMENT
Cemig practices corporate risk management as a tool to identify strategic and process or operational risks, to provide information enabling senior management to make optimal decisions in managing the Company’s significant risks, thus preserving the Company’s value.
Strategic risks are those related to the Company’s objectives and vision, or to the possibility of strategic decisions not achieving intended outcomes. The Company has prepared a matrix identifying these risks – including such items as: ‘Adverse hydrology / rationing,’ ‘Loss of concessions for Generation and Transmission assets’ and ‘Restraints on borrowing capacity’.
Process or operational risks can arise in the normal course of business; i.e., they are associated with people, systems and processes upon which the Company’s operations depend. Mapped risks, such as ‘Fish deaths in Cemig plants,’ ‘Reduction of reliable transmission and generation functions,’ and ‘Unavailability of transmission and generation functions’ were also grouped into a matrix.
Cemig continued its review of the matrix process in 2014. New activity included research with senior management to list prioritized risks; and mapping of risks in the value chain and subjects related to Cemig’s Social and Environmental
Improvement Program.
Cemig is continuously enhancing its Risk Management methodology and the computerized system that serves its execution, thus continuously increasing the transparency and reliability of the process. In 2014, Cemig began a project to develop new methods to assist estimating of probability of occurrence and intensity of possible loss in the event of negative outcome from several events that could adversely affect results. .
Corporate risk management is overseen by the Corporate Risk Monitoring Committee (CMRC), whose primary function is to coordinate the operation of Cemig’s risk management process.
The Company also has a Financial Risk Management Committee, to implement guidelines and monitor financial risks related to transactions that might adversely affect the Company’s liquidity or profitability; and to recommend effective protection/hedging strategies against foreign exchange, interest rate and inflation risks, in line with the Company’s overall strategy.
The principal risks to which the Company is exposed are described on Form 20-F.
Financial risk management
Investors and banks provide liquidity for Cemig’s investments. With the limits imposed by Brazilian legislation on bank lending to the public sector, Cemig has in most cases used the capital markets for financing of its projects.
A description of the principal financial transactions of Cemig and its subsidiaries Cemig D and Cemig GT is in the
Standardized Financial Statements (‘DFP’).
The risk factors to which Cemig is exposed are described in the Company’s Reference Form.
G4-47 G4-2
S T R A T E G Y

Mission, Vision and Values
Strategic Guidelines
Strategic Maps
Strategic Initiatives
CEMIG’S STRATEGY
Cemig has a structured process for strategic planning and management, in which it sets the objectives it wants to achieve by
2035. The Board of Directors conducts the strategic planning process, with participation from the Executive Board, by first defining the Company’s strategic fundamentals, represented in Cemig’s Statements of Mission, Future Vision, and Values; in
its Long-Term Strategic Plan and in its Strategic Guidelines (learn more about Mission, Vision and Values in the chapter entitled Cemig).
Cemig’s Long-Term Strategic Plan contains the Cemig Group’s Integrated Strategic Planning, and is focused on maximizing value generation, in consideration of four main groups of interaction – the pillars of Cemig’s relationship with society: clients, community, the environment and investors – through empowerment of people, and implementation of synergies, that will lead the Group to be one of the principal agents of consolidation within the Brazilian electricity sector. Learn more about the activities related to, and our reporting on, these four pillars in the following four chapters of this report: Clients and consumers, Community, Environment; and Financial results.
The principal areas of strategic challenge set out in Cemig’s Long-Term Strategic Plan are: (a) focus on execution, with improvement of operations and quality; (b) sustainable growth; and (c) identification and harnessing of synergies.
Cemig uses the Balanced Scorecard (BSC) tool to translate its strategy, and to communicate on it to stakeholders. Four strategic maps have been constructed – Corporate; Generation; Transmission; and Distribution. These contain the
Company’s challenges for each of these segments, each expressed as four headings – objectives; indicators; targets; and
initiatives – enabling the Executive Board to monitor the implementation of strategies translated from the Long-Term
Strategic Plan.

So that managers and employees know the strategies and and understand how they can contribute to its achieving, Cemig has adopted the concept of ‘unfolding’ of the strategic maps into ‘panels’ of: contributions; indicators; and actions – for each area of the organizational structure, aligned with the requirements of the Quality Management, Environment, and Health and
Safety Systems.
The objectives, indicators, targets and initiatives are monitored through a structured flow of meetings at the various hierarchical levels. The objective of this flow is to correct deviations, review and adapt the strategy as needed. The idea is to allow the entire workforce to participate in the process of planning and managing the Company’s strategy.
OBJECTIVES AND TARGETS
The following are Cemig’s principal objectives and targets for the short and medium term. All are properly aligned with the strategic plan and referenced by the materiality test. Also listed is information on the implementation status of objectives that were described in the 2013 Report.
STRATEGIC
OBJECTIVE
MATERIAL
ASPECT
TARGET STATUS DEADLINE
GRI
INDICATORS
Maximize
shareholder value,
sustainably, in
accordance with
Long-Term
Strategic Plan
Economic
performance
Limit consolidated debt to two
(2) times Ebitda (earnings
before interest, taxes,
depreciation and
amortization).
According to the
resolution of the
Extraordinary
Shareholder’s Meeting
held in 12.02.2014, the
Board of Directors
authorized,
exceptionally in 2014,
for economic situation
reasons, the limit of the
relation between net
debt and EBITDA to be
at most 2.5 times. At
the end of 2014, net
debt reached 1.8 times
EBITDA for the year, so
within the new limits.
Annual
4.9 and 4.11
Limit consolidated Net debt/
(Equity + Net debt) to 40%
According to the
resolution of the
Extraordinary
Shareholder’s Meeting
held in 12.02.2014, the
Board of Directors
authorized,
exceptionally in 2014,
for economic situation
reasons, the debt ratio
to be at most 50%. At
the end of 2014, net
debt was 51%.
Annual
The proposed
distribution of the result
of the 2014 fiscal year,
subject to the approval
of the Ordinary
Shareholder’s Meeting
held in 4.30.2015, is the
payment of 50% of net
income for the year, R$
230 million to be paid in
the form of Interest on

	Share value	Distribute at least 50% of Net profit as dividends.	Own Capital and R$ 567 million in the form of additional dividends, both to the date of 12.30.2015. As proposed, the remaining part of the dividends, R$ 797 million will be kept as mandatory dividends reserve, to be paid as soon as the financial situation of Cemig allows.	Annual	
Increase cash generation	Investment for growth	Invest R$ 1.6 billion in Cemig Geração e Transmissão	In 2014, investments of R$ 1.55 billion were made, which, added to the amount invested in 2013, resulted in a cumulative value higher than R$ 2 billion, equivalent to 127% of the target value.	2017	EC1, EC2, EC8, EU26
		Invest R$ 4.9 billion in Cemig Distribuição (Cemig D)	In 2014, investments of R$ 1.8 billion were made, which, added to 2013 investments, resulted in a cumulative amount of R$ 3 billion, equivalent to 62.7% of the target to be reached by 2017.	2017	
		Serve 1.2 million new consumers in urban areas	433,270 new consumer connections made.	2017	
	Economic performance	Increase cash generation: achieve Ebitda of at least R$ 6.447 billion	In 2014, consolidated Lajida reached R$ 6,382 million.	2017	EC1, EC2, EC8
	Water	Reduce water consumption by 4% from 2011	Reduced by 10.8% over 2011's consumption	2020	EN8, EN9, EN10
	Energy	Reduce electric power consumption by 4% from 2011	Reduced by 5.8% over 2011's consumption	2020	EN3, EN4, EN5, EN6,EN7
	Climate change	Reduce greenhouse gas emissions ($tCO2_{eq}$/MWh) by 8% from 2008	Reduced by 5.9% from 2008	2015	EN15, EN16, EN17, EN18, EN19, EN20, EN21
	Waste	99% of industrial waste recycled / regenerated or sold	In 2014, 99.67% of industrial waste was recycled / regenerated or sold	2020	EN23, EN24
		Maximum 1,772 kg of biomass affected	In 2014, 787 kg of biomass affected	2017	
		Conclude study of riparian vegetation sustainability at Volta Grande Hydro Plant as part of Ecological and Biodiversity Conservation Processes	Study is within established timetable	2016	
		Conclude Belo Horizonte	246,529 trees		

25

Ensure sustainability	Biodiversity	urban tree planting timetable, make the product a routine tool for work planning and scheduling	inventoried by December 2014; 200,000 remaining for conclusion	2015	EN11, EN12, EN13, EU13
		Incorporate Integrated Vegetation Management into the methodology as a standard procedure for establishing transmission line firebreaks	R&D was concluded aiming to prepare Integrated Vegetation Management methodology for establishing transmission line firebreaks	2017	
	Satisfy the legislation	Review 2014-2018 socio-environmental adaptation program	Socio-environmental Adaptation Program Monitoring Committee revised and approved the program	2014	HR3, HR5, HR6
		Revise Statement of Ethical Principles and Code of Professional Conduct	The Scope was prepared and contracting scheduled for 2015	2015	
		Intensify the Itinerant Ombudsman Project - Hold 1 interaction event per month (clarification of ombudsman procedures) within Cemig.	Project did not move forward, due to internal adjustments and changes to the *Way of Understanding* project	2014	
	Diversity and Equality	Prepare a reduced and simplified version of the Annual and Sustainability Report	The version was prepared and distributed to all employees	2014	HR3, EU24
	Suppliers Management	Quality index of contracted services above 80%	Target met, with 89.92%	2014	HR1, HR5, HR6
Ensure meeting the quality levels defined by the regulator	Energy quality	SAIDI lower than 10.83 hours	Met: SAIDI was 10.77 hours	2017	EU6, EU29
		SAIFI below 7.56	Met. SAIFI was 5.58.	2017	EU6, EU28
	Loss management	Total losses under 10.68%	Total losses in 2014 were 11%	2017	EU6, EU12
	Clients and Consumers	Perceived Quality Satisfaction index above 82%	The Index was 81.3%	2017	PR5
Develop strategic skills in a sustainable manner	Employees	Review the Jobs and Compensation Plan	The Jobs and Compensation plan is undergoing review - conclusion scheduled for mid-2015	2014	LA13, LA2
	Employees	Review the Performance Management Model	The Performance Management Model is being improved: completion expected mid-2015	2014	LA11
	Employees	Training Efficiency Index above 95%	Index in 2014 was 96.1%	2014	LA9, LA10
	Employees	Over 47 hours' training per employee	In 2014: 49.4 hours	2014	LA9, LA10
Establish safety as a corporate culture value	Health and safety	Conclude work for the Health and Safety Agreement	Work concluded	2014	LA5, LA6, LA7, EU16
		In the striving for Zero Accidents, achieve a workforce accident frequency rate less than 2.14	The rate was 2.01	2014	

26

Be an innovator regarding developing technological solutions for the businesses	Innovation	Disburse R$ 290 million in research and development	In 2014, more than R$ 60 million invested in more than 160 ongoing projects	By 2018	EU8

The following table presents new goals and targets established in 2014:

STRATEGIC OBJECTIVE	MATERIAL ASPECT	TARGET	DEADLINE	GRI INDICATORS
Develop strategic skills in a sustainable manner	Employees	Have training index higher than 95%	2015	LA9, LA10
	Employees	Provide over 47 hours of training per employee	2015	LA9, LA10
	Employees	Conduct new services instructional training: Minimum environmental requirements	2015	LA9, LA10
Guarantee sustainability	Communities	Develop a condensed, simplified version of the Annual and Sustainability Report	2015	HR3, EU24
	Supplier Management	Contracted service quality index higher than 80%	2015	HR1, HR5, HR6
	Water	Power Plan Planning Efficiency Index (IEPE) over 94%.	2015	EN8, EN9
Take an innovative approach in the search for technological business solutions	Innovation	Execute simultaneous meter reading and printing of power bills for 7 million clients	2016	EU8
	Health and Safety	In the striving for Zero Accidents, achieve a workforce accident frequency rate less than 2.14	2015	LA7

CONCESSIONS

Generation

The company opted not to accept the terms of PM579/12 for renewal of the 18 electricity generation concessions that had already been renewed once by the concession-granting power, and as a result it will continue to earn revenues from these assets under the terms of the concession contracts.

For the concessions for the Jaguara, São Simão and Miranda plants, whose concession expiry dates are in the 1st term, with renewal specified contractually at August 2013, January 2015 and December 2016, respectively, the Company believes that it has the right to extend the concessions on the conditions prior to PM 579, under the clauses in those contracts and under Article 19 of Law 9074/1995.

See more details on this question in Explanatory Note 16 to the financial statements.

Transmission

When Provisional Measure 579/2012 (converted into Law 12783 of January 11, 2013) provided for bringing forward of expiration of concessions, the companies that agreed to renewal of their concessions, which Cemig GT did for its transmission business, retained their Annual Permitted Revenues (RAPs), that were time in force at that time, only up to December 2012. As another consequence of the renewal of concessions, the tariff review planned for 2013 will take place only in 2018.

In January 2013, as a result of the extraordinary review of transmission revenues, the new RAPs were published. The

27

significant reduction of RAPs took place because the revenues of the transmission companies, from that point on, included only the amounts relating to Operation and Maintenance of the assets, and other charges still existing at that time.
The rules for renewal stipulated an indemnity for the assets not yet depreciated, pre-defined tariffs for the electricity of the generators, new RAPs for the transmission companies, new standards of quality to be set by Aneel, and use of the IPCA inflation index for the annual updating of revenues in annual adjustments for transmission revenues, instead of adjustment by the IGP-M index, previously used.
For the transmission companies, assets existing before May 31, 2000 will receive compensation in the future. Aneel has not yet approved the calculation methodology for the setting of the amount of this compensation. For assets existing after May
31, 2000, compensation was made based on the New Replacement Value (Valor Novo de Reposição, or VNR), which was calculated by Aneel at R$ 285 million.
With the compensation, the amounts relating to the remuneration and depreciation were removed from the RAP, which resulted in a different level of revenue for Cemig GT’s transmission operation, set at R$ 179 million (including the revenue from Itajubá), to be in effect from January through June 2013.
In July 2013 the annual adjustment of tariffs took place, and the RAP of Cemig GT was increased to R$ 199 million, with the addition of revenues from new projects as well as the adjustment of the existing revenue from the previous period. The variation in the total RAP from January to July was 11.66%.
INVESTMENTS IN GENERATION, TRANSMISSION AND
DISTRIBUTION
The Cemig Group’s growth targets, and what strategies will be used to achieve them, are established on the basis of the
Long-Term Strategic Plan. Achieving sustainable growth, focused on development of electricity generation from renewable sources, is one of Cemig’s strategic goals.
Cemig has adopted a structure for acquisitions based on partnerships with investment funds and strategic associates. Each of these partnerships establishes a vehicle for growth that enables the Company to assume a strategic and competitive position in the assets acquired, matching its expertise with the financial capacity of its partners — even though holding a minority interest.
When Cemig begins a merger/acquisition process, it considers due diligence to be of paramount importance – for evaluation, identifying, measuring and managing each risk or contingency. This is a multidisciplinary activity and involves a number of knowledge areas – technical, environmental, legal, corporate, regulatory, real-estate, accounting, tax, labor and financial.
Thus, conducting due diligence is an indispensable tool in everything related to investment as a structure adopted by the
Company for growth.
To ensure business continuity, progress in the market and reliability and availability of electricity to clients and consumers,
Cemig monitors its equity holdings by overseeing the management and development of subsidiaries and associated companies, actively participating in their management bodies, adhering to the standards of good corporate governance, ensuring compliance with business plans and planning of the investment program. The following paragraphs list some of
Cemig’s major holdings, and highlight information about each.
Belo Monte
The Belo Monte hydroelectric power plant, managed by Norte Energia S.A. .
, on the
Xingu River near the cities of Altamira and Vitória do Xingu, in the state of Pará, is under construction: approximately 70% of
D M A
Norte Energia S.A., formed to build and operate the Belo Monte Plant, is owned by private-sector and state-owned companies in the electricity sector, pension funds and investment funds, and self-producing companies. EU6 EU10 EC7
28

its building works had been completed at the end of 2014.
It comprises two sites, Belo Monte and Pimental. The first is the main, 18-turbine facility, with generating capacity of approximately 11,000 MW. The second is an auxiliary plant, with generating capacity of approximately 233 MW. When completed, Belo Monte will thus have 8.7% of Brazil’s total installed generation capacity – making it the largest wholly
Brazilian hydroelectric complex. It will also be the third largest in the world – after China’s Three Gorges (22,500 MW), and the
14,000 MW bi-national Itaipu power plant (owned jointly by Paraguay and Brazil). The total investment in the Belo Monte project was R$ 25.8 billion to date. Of this, R$ 3.7 billion has been allocated to compensatory actions.
As regards the various environmental programs that comprise Belo Monte’s Basic Environmental Project, in 2014 the
Company was able to strengthen its focus on satisfying the general and specific conditions of its Installation License. In late
2014 Brazil’s environmental regulator, Ibama, officially advised Norte Energia of the Federal Environmental Compensation
Board’s decision on funding, which, in keeping with current Brazilian law, calls for the creation and implementation of fully protected conservation areas. According to the decision, almost 90% of the amount was distributed for implementation of four existing federally protected areas managed by the Chico Mendes Institute for Biodiversity Conservation (ICMBio) and
approximately 10% for the establishment of seven protected areas to be managed by the State of Pará’s Environment and
Sustainability Secretariat (SEMA-PA). Two areas within Belo Monte’s area of influence are noteworthy. One is a wildlife refuge located in Tabuleiro do Embaubal, while the other, to be established in Volta Grande do Xingu, is an area ICMBio has suggested that Norte Energia use as a compensation zone.
Santo Antônio
At the end of 2014 the Santo Antônio hydroelectric plant had 32 rotors in operation – with combined generating capacity of approximately 2,300 MW. The plant put 15 new generating units into operation in the year. In November 2016, when it is complete and operating at full capacity, the complex will have 50 rotors, and generating capacity of 3,568 MW. It represents an investment of R$ 20 billion, and now employs 457 people.
The International Hydropower Association (IHA), a non-profit founded some 20 years ago with Unesco support, which measures the sustainability of hydropower projects, gave the Santo Antônio Plant the maximum number of top grades in its
Implementation category. Its evaluations are based on four project protocol models: early stage; preparation;
implementation; and operation. The Santo Antônio facility was included in the implementation protocol following analysis of
20 topics, with analysis under various headings – evaluation, management, stakeholder communications, stakeholder support, consent, compliance and results. All the topics require technical documentation, internal and external interviews, and verifiable evidence of sustainability. This assessment underlines Santo Antônio’s commitment to best global sustainability practices.
Light
In 2014, Light remained focused on energy loss management — primarily through modernization of metering, and legalization measures for irregular and delinquent clients. In the low-voltage segment, its modernization program investments – involving indirect metering of large commercial and industrial clients – helped boost the percentage of mass memory meter-monitored clients from 23% to 64%. Using this meter type, 9,135 upgrades were carried out in 2014, covering 14,182 clients. In the retail segment, over 189,000 electronic meters were installed, for a total of 630,000 clients being tele-metered and monitored in
2014 (detailed below), by the Measurement and Control Center (CCM) and by Zero Loss Areas (APZs). Additionally, 121,201
inspections and 50,681 normalizations were carried out, which, in 2014, generated a total of 176.9 GWh loss reduction, broken down as follows: 96.7 GWh in Energy Recovery; 51.5 GWh in Incorporated Energy; and 28.6 GWh in Load Reduction.
In parallel with the expansion of electronic measurement, modernizations, and adjustments in energy distribution, the Losses
Reduction Program continued to invest in the Light Legal Project (legal has double meaning – formally, ‘legal’, and
29

colloquially, ‘cool’ / ‘acceptable’), which focuses on the regularization of irregular and delinquent clients. In 2014, eleven (11)
new Zero Loss Areas (APZs) were implemented, covering approximately 215,000 clients. At the end of year the project had thirty-seven (37) APZs in operation, covering almost 630,000 clients. Commercial losses in these regions fell from 50% to
18.6% by November 2014. Initial timely payments, which had stood at 90%, reached 97.16% in November 2014.
Renova
In 2014, the Board of Directors of Renova Energia S.A. (Renova) approved a capital increase by issue of 87,196,901 common shares, without par value, of which 87,186,035 were subscribed by Cemig GT. Cemig GT’s stake in Renova thus increased to
27.4% of the total stock and 36.8% of its voting stock.
On July 4, 2014, the Brazilian Regulator, Aneel, published a notice in Brazil’s federal Official Gazette that Renova’s 14 wind farms – which had contracted supply at the 2009 Reserve Energy Auction (LER) — had begun commercial operation. From that point, their supply (total installed capacity of 294.4 MW) began to be calculated per the terms of the commercial contract between Renova and the CCEE (Electricity Trading Chamber). Until the start of commercial operation, these facilities had been receiving revenue for energy sold, under contract.
On October 13, 2014, Aneel published Dispatch 4108, dated October 10, approving startup of commercial operations for six of
Renova’s wind farms, the supply from which had been contracted at the 2010 LER. As of October 11, the power from these facilities (total installed capacity 167.7 MW) began to be calculated under the terms of the commercial contract between
Renova and the CCEE.
In addition to start of commercial operation of these wind farms, another important step in 2014 was the November 24 announcement of a joint venture between Renova and Sun Edison Brasil, to build 1 GW of solar energy projects in Brazil.
Renova’s sales in the Regulated Market in 2014 were as follows:
1) – at the LER (‘Reserve Energy’) auction:
42.7 MW average, representing 150.4 MW in installed wind and solar energy capacity, comprising:
8 MWa of solar energy, corresponding to 106.9 MWp of installed capacity, to be generated by four facilities; and
9 MWa of wind energy, based on 43.5 MW of installed capacity, to be generated by three wind farms.
– all these wind and solar facilities are in the state of Bahia, near the Alto Sertão complex;
2) – and at the 2014 A–5 ‘New Energy’ (‘LEN’) auction:
49.4 MWa, to be generated by five wind farms with installed capacity of 108.0 MW.
In the free market, Renova sold a total of 308.0 MWa in 2014 – corresponding to 676.2 MW of installed capacity – from a project owned 50%/50% by Renova and Cemig.
The Zeus Project
In 2014, Renova signed a contract for a 50% stake in the ‘Zeus’ Project, to build 25 wind farms, with installed capacity for
676.2 MW, in Jacobina, in the state of Bahia. On completion of this transaction Cemig will control 50% of the total and voting capital of a listed company to be created by Renova to hold all contracts related to the project.
Madeira Energia
In partnership with pension funds, through the FIP Melbourne Investment Fund (Fundo de Investimento em Participação
Melbourne), Cemig GT increased its ownership interest in Madeira Energia S.A. (Mesa), a wholly owned subsidiary of Santo
30

Antônio Energia S.A., which holds the concession to operate the Santo Antônio hydroelectric plant on the Madeira River in the state of Rondônia. FIP Melbourne acquired 10.3% of the stake that Andrade Gutierrez Participações S.A. held in Mesa.
Retiro Baixo
Cemig GT signed a contract with Orteng Equipamentos e Sistemas S.A. and Arcadis Logos Energia S.A. to purchase 49.9% of the total share capital of Retiro Baixo Energética S.A. (RBE). RBE, an unlisted company, holds the concession for the Retiro
Baixo hydroelectric plant on the lower course of the Paraopeba River in the state of Minas Gerais, with installed capacity of
83.7MW and assured energy level of 38.5 MW average.
Ampliação (Power Expansion) Project:
The Ampliação Project is Cemig’s strategic initiative to increase the installed capacity of Small Hydroelectric Plants (SHPs):
Salto do Paraopeba, owned by Horizontes Energia S.A.; Poço Fundo, owned by Cemig GT; and Paraúna, owned by the
Brazilian federal government and under Cemig GT’s administration. The project seeks to increase levels of generation capacity and energy output through increases in installed capacity and better use of the hydro potential.
Aliança
In 2014 Cemig obtained authorization from governmental agencies to establish Aliança Geração de Energia S.A., a joint venture to be subscribed by transfer of ownership interests in the following power generation assets: Porto Estrela, Igarapava,
Funil, Capim Branco I and II, Aimorés and Candonga, and others, giving Aliança total installed capacity of 1,158 MW (652
MWa). The two partner companies – Vale and Cemig GT – will respectively own 55% and 45% of the share capital. Aliança will be a platform for consolidation of the generation assets owned by the parties in generation consortiums and future electric power projects. The Company is expected to be operational in January 2015.
Gasmig
In 2014, Cemig acquired Petrobras’s 40% stake in Companhia de Gás de Minas Gerais – Gasmig.
In 2014 Gasmig sold 1.531 billion m³ of natural gas – 3.0% more than in 2013 – of which 0.447 billion m³ was purchased by thermoelectric power plants, and 1.085 billion m³ by other sectors of the economy, for revenue of R$ 1.675 billion.
This 3.0% increase in sales came mainly from a 4.18% increase in sales to the industrial sector. Consumption of natural gas by thermal plants remained essentially at the same level as in 2013 – with slim growth of 0.78% in 2014.
At the end of 2014, Gasmig’s clients were a total of 1,825 consumers, in 34 municipalities of Minas Gerais State: a) 110 large and medium-sized industrial companies; b) 177 small industrial companies and commercial / service establishments; c) 84
Vehicle Natural Gas (VNG) resale points; d) 2 Industrial Compressed Natural Gas (ICNG) distribution companies; e) 2 Vehicle
Compressed Natural Gas (VCNG) distribution companies; f) 2 companies in the cogeneration, generation and HVAC segment;
g) 1,446 residential units; and h) 2 thermoelectric power plants. Of this total of clients, 94 are new customers with contracts signed in 2014.
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Gas sales (%) in 2014 by segment
Industrial
Cogeneration and Generation
Thermal generation
General and commercial use
Automotive
Residential
67.89
0.01 29.17
0.55
2.36
0.02
In 2014, Gasmig invested R$ 61.4 million to expand distribution networks in the state of Minas Gerais, building 64.8 km of gas pipelines in the Belo Horizonte Metropolitan Area, in the South of Minas, in the Vale do Aço region and in Juiz de Fora, meeting the needs of commercial and industrial segment consumers.
Gasmig’s other 2014 highlights included:
- The significant scale of its industrial clients as a percentage of total sales and revenues.
- Entry into the market of co-generation, generation and climate control in the second half of 2014.
- Sales to the automotive segment (vehicle natural gas) 6.8% lower than in 2013, due to market contraction.
- Opening of two new VNG fueling stations: one in the Vale do Aço and the other in the South of Minas, bringing this economical and sustainable fuel option to two significant gateways in the Minas Gerais hinterlands.
- Participation in VNG conversion projects for municipal, as well as Cemig’s own, fleets. The “I’m going Gas” campaign –
which offered bonuses to drivers who adapted their vehicles to VNG use – ended on December 31, 2014, having attracted over 4,500 participants, most of whom (61%) were taxi drivers.
- Increase of 11.9% in the segment of general users – which mainly comprises small industrial companies and commercial establishments consuming up to 2,000 m³/day. Gasmig has significant growth potential in this segment, particularly within the universe of clients that can be captured through expansion of networks in urban areas and industrial districts. This market segment provides a vital offset for swings in consumption by the industrial market.
- To widen service to non-residential urban clients, Gasmig continued work on the South Ring Project, installing distribution networks and expanding service to more clients in a number of Belo Horizonte neighborhoods. The networks already in operation in Belo Horizonte, Contagem, Nova Lima, Juiz de Fora, Poços de Caldas (South of Minas Gerais State) and Ipatinga
(Vale do Aço “steel valley” region) posted a 101.3% increase in consumption from 2013. Implementations in the Belo
Horizonte metro area are continuing on schedule and with excellent market acceptance.
- Bringing Natural Gas To The Hinterlands – In 2013, Gasmig launched its first initiative to deliver natural gas supply to hinterland areas, the “GNC Governador Valadares–Itabira Project.” A 1.7 km network was built to supply natural gas for the project, and Gasmig distributed an average volume of 2,791 m³/day to connected clients in 2014. In August 2014, another project was launched, to supply natural gas, through a structuring project supplied by Liquefied Natural Gas (LNG), to
32

industrial companies in the city of Pouso Alegre. The first stage of implementation of this local distribution network, in Varginha, is scheduled to start up in 2015.

Taesa

Transmissora Aliança de Energia Elétrica S.A. (Taesa) is a private company controlled by Cemig GT – which owns 42.38% of the voting stock and 43.36% of the total stock – and by the investment fund FIP Coliseu, which owns, builds and operates transmission lines throughout Brazil. It has been the driving force for Cemig's growth in the transmission sector.

In 2014, Taesa began operations at São Gotardo II and signed a concession agreement with the city of Mariana. It made complete studies for all the auctions that were held, but did not win any of them. In October 2014, FIP Coliseu renewed its participation in the Stockholders' Agreement, while Santander withdrew.

Taesa is occupying an increasingly significant market position. It reported 2014 net profit of R$ 689 million, and invested R$ 2.15 million in environmental initiatives. A highlight was the "*Vida boa com energia*" ('Great Life with Power') project, part of the Social Communication and Environmental Education Program, which meets demands of Aneel, Ibama and other environmental bodies. The following is a map Taesa's transmission lines:

Taesa - Map of trasmission lines per concession


RR
AP
AM
PA
MA
PI
CE
RN
PB
PE
AL
SE
AC
RO
TO
BA
MT
GO
DF
MG
ES
MS
SP
RJ
PR
SC
RS
CAPTION – CONCESSIONS
NOVATRANS
TSN
GTESA
PATESA
ETEO
ETAU
BRASNORTE
NTE
ATE
ATE II
ATE III
STE
TBE

In 2014, a total audience of 19,209 people received the benefits of Taesa's Social Communication and Environmental Education Program. They included property owners, teachers and students – all living in the vicinity of Taesa facilities.

33

Distribution Development Plan (PDD)
The aim of this program is continuous expansion of availability of electricity, with the quality, safety and quantities required by clients, while also promoting social and economic development in Cemig D’s concession area – through the investment in electricity assets that is necessary to increase and improve the Company’s distribution services.
The Program comprises work at high, medium and low voltages to expand, strengthen, overhaul and renew Cemig D’s assets.
This includes: construction and expansion of substations; expansion, strengthening and renovation of high-, medium- and low-voltage distribution lines; and replacement and installation of equipment in medium-voltage substations and distribution lines.
The five-year investment cycle, in conformity with sector regulations, covers the years 2013–2017. Investments totaling R$
3.74 billion have been approved, distributed among the following macro-projects:
High-voltage expansion and reinforcement.
Service to consumers and accessing parties (“Cemig Participation”).
High-voltage system refurbishment.
High-voltage operation and maintenance.
Medium- and low-voltage customer service in urban markets.
Medium- and low-voltage customer service in rural markets.
Low- and high-voltage supplementary program (“Cemig Participation”).
Third-party safety (“Cemig Participation”).
Renovation of medium and low voltage networks.
Medium- and low-voltage operation and maintenance.
Metering changeover / Boundary Metering.
Environment.
Telecommunications.
These investments are to ensure sustainability of the distribution business, optimize value for stockholders through profitability and cash flow, and ensure customer satisfaction through the continuous supply of electricity. The means to this end are: ever-greater efficiency in operational processes; compliance with regulator-established quality requirements; and
reduction of losses – in other words, guaranteeing the market’s access to safe and quality energy, in a way that also satisfies all environmental requirements. Evidence that this is being achieved can be clearly seen from the improvements in the indicators of Client Satisfaction, Energy Quality and Reduction of losses.
ELECTRICITY INCLUSION INITIATIVES
With the publication of Aneel Normative Resolution 488 of May 15, 2012, and to serve those who registered to receive electricity in rural areas within its concession area, Cemig produced its Rural Area Electric Power Distribution Services
Universalization Plan, for implementation over the period 2012–2014. Aneel-established targets for 2014 were partially met, hampered only by population increases in some regions of the concession area and the complexity of the construction timetable.
New targets were established for the Universalization Plan following publication of Aneel Dispatch No. 2,344, of July 17, 2012, which stated that the Company had not provided universal access in the rural areas in which it operates. The new targets were for service to a potential client list, initially, of 56,177 beneficiaries (figure supplied by Aneel). Those interested in joining the Rural Universalization initiative need to visit a Cemig Service Center (presenting required documentation) and request connection.
In 2014, Cemig suggested postponement of the Universalization Plan, proposing new targets and deadlines for 2016. EU26
34

However, Aneel rejected this request.
At the end of 2014 Cemig D was serving 93.8% of the rural consumers registered in its concession area. This existence of the shortfall is basically due to natural growth of the consumer base, usually the result of subdivision of rural properties – and the increase of the population living in the countryside.
Access to electricity has become an instrument of social integration and economic improvement for the countryside communities served. It improves quality of life; offers comfort; facilitates opportunities to enhance health and safety;
increases job opportunities and income; adds value in production, marketing and conservation of rural products; expands access to information; furthers the acquisition of durable goods; and encourages the permanent return of families to the countryside – providing some relief in mitigation of the effect that cities have suffered from an uncontrolled exodus from the countryside.
For Cemig, investment in this market means expansion of its client base, contributing to a strategic aim of improvement in its cash flow.
The two main Cemig programs to increase electricity access are:
Rural Electrification Program
Within the Universalization Plan it presented to Aneel, Cemig D continues to bring service to rural areas, further building on the Luz para todos (“Light for Everyone”) program – of which it completed all the projects in its concession area in December
2011.
The target of Cemig’s Rural Electrification Plan is to provide installation, free of charge, of one electricity line per property, for load of up to 50 kW. In 2014 Cemig brought power to approximately 6,000 new consumer units. Approximately R$ 70 million in investments covered the work required to build new networks and also respond to requests for service in places where the network was already available for installation. Of these calls, approximately 1,000 were requests to increase load, from clients seeking to expand rural activities on their properties.
Urban Market Client Service
Since 2006, when the regulator certified that it deemed Cemig D’s concession area to have been universalized, Cemig D has met all service requests it has received. In 2014 it connected no less than 235,000 new consumer units. This number is the total of connections that required building of new network, and requests for connection in places where the network was already available.
CEMIG’S BRAND AND REPUTATION
Cemig has been researching the value of its brand and its reputation since 2007. The goal is to have an increasingly strong brand and a constantly improving reputation.
Brand Value
Since Cemig begun assessing the value of its brand, this valuation has been carried out by the company Brand Finance. This valuation increased by 8% from 2013 to 2014 – reflecting (i) perception of increase in the strength of the brand, and (ii)
perception by clients and investors of better performance.
This rise to its highest level since measurement began consolidates a recovery after the worst effects of Provisional Measure
No. 579 of 2012 (Brazilian Law No. 12,783/2013).
35

Cemig Brand Value (R$ million)
2007 2008 2009 2010 2011 2012 2013 2014
800
900
1,000
1,100
1,200
1,300
1,400
1,500
1,600
1,700
1,800
1,900
890
1,340
1,297
1,503
1,277
1,409
1,368
1,662
1,277
1,429 1,439
1,662
Brand Value Revised with guidance
Reputation
The Reputation Institute (RI), contracted by Cemig, uses RepTrak™ Deep Dive methodology to evaluate the degree of the public’s esteem, admiration, trust for and empathy with the Company. From this data, RI creates its overall Pulse reputation index.
In 2014, Cemig’s Pulse Index was 62.7 – an increase of 0.8 point over 61.9 in 2013.
Pulse Index
2007 2008 2009 2010 2011 2012 2013 2014
50
52
54
56
58
60
62
64
66
68
70
68
64
68.8
69.8
64.6
58.8
61.9
62.7
INNOVATION
The quest for innovation is one of Cemig’s strategic objectives. Through technology solution research for its many businesses, it aims to sustain long-term growth. The main arms of these efforts are its Research and Development (R&D)
Program, and its Alternative Energy Source projects, which are described below.
D M A
GC9
36

Research and Development projects
Cemig sees technology as a business development factor that adds value to its products and services. One of the strategies adopted to guarantee constant technological improvement and encourage innovation is the creation of partnerships and exchanges with universities, research centers and companies interested in promoting technological excellence in Minas
Gerais.
Through its Strategic Technology Management, which forms technological strategies aligned with the entrepreneurial guidelines, Cemig seeks to ensure use of the most appropriate technologies, as well as rapid responses to changing scenarios. This keeps it prepared for the frequent adjustments that must be made within a dynamic and competitive market.
Cemig’s Research and Development Program (R&D) generates processes, new methodologies, software, materials, devices and equipment designed to improve electrical systems and operating processes, and also heighten personal safety and property security – benefiting the Company, the sector, and society as a whole.
Cemig invests 1% of its annual net operating revenue in R&D and Energy Efficiency. Over the past 15 years it has invested in over 450 R&D projects, over a wide a variety of subjects. Solutions are developed to problems ranging from engineering and environmental challenges to energy efficiency, operational efficiency and alternative energy sources.
In 2014 alone, there were over 160 projects at various stages of development, for investment of more than R$ 60 million.
Cemig calculates its INOV indicator annually: investment in the year as a percentage of the Company’s net operating revenue.
In 2014, the INOV index was 0.31%.
To safeguard intellectual and industrial property, Cemig’s Trademarks and Patents Office promotes and centralizes activities related to the procurement of registered trademarks, patents and computer programs. The benefits of patenting include the possibility of marketing inventions, and stimulation of creativity. Patenting also promotes the Company’s image, and bolsters workplace efficiency through use of increasingly appropriate technologies. With 51 patents filed since 1992, Cemig is the electricity utility in Brazil with the largest number of patents registered with the country’s National Industrial Property Institute
(INPI). Nine patents were granted to the Company in 2014, and nine new patent applications were filed and are pending.
To date, there have been no financial gains recorded from the sale of rights or royalties for use of patents. However, Cemig has enjoyed a competitive advantage over its rivals through the exclusive use of its patents, especially in relation to workplace safety and operational efficiency, which have generated tangible productivity gains.
Major R&D projects developed in 2014
The State of Minas Gerais Energy Balance Sheet
In a task delegated to it by the state’s Energy Council (Coner), every year Cemig produces an Energy Balance Sheet for the
State of Minas Gerais – a comprehensive survey of sources, uses and allocations of energy in the state in the year. In
December 2014 it was published for the 28th year – giving the figures for 2012 – updating the historical series of data for the period since 1978. It is available for download.
The publication presents important and essential data for studies related to integrated energy planning, energy efficiency, technology management, socioeconomic activities, greenhouse gas emissions and sustainable development. Once again this edition shows the preponderant share of the state’s energy coming from renewable sources.
Technical and commercial steps to including solar photovoltaic generation in the Brazilian energy matrix
This project aims to identify technical and economic bottlenecks related to getting photovoltaic generation systems connected to the Brazilian grid. The study conceives: implementation of a business model; design and installation of a pilot plant optimized for technical and economic performance; specific research into performance of systems; assessment of EC2 EC4 EN7 EU7 EU8
37

positive and negative effects on the distribution network; and further studies focusing on improving the regulatory framework and tax regime.
Power generation using biogas from bio-digestion of vinasse
In 2014, R&D Project GT453, a partnership with Methanum Engenharia Ambiental and Efficientia, was completed. Its main aim was to develop a purification system for biogas originating from vinasse for generation of electricity. The pilot unit was installed at the Monte Alegre plant (of the Adecoagro Group) in Minas Gerais, and supplied with biogas generated from a vinasse methanizing plant which has been in constant operation since the 2010 crop year, producing 15m³ biogas/m³ of vinasse with an H2S concentration of approximately 30,000ppmV (unlike other processes where the concentration is not more than 5,000ppmV). A patent application for this invention is being prepared.
Though the planned cost of this project was approximately R$ 723,000, it was completed under budget for R$ 682,000
(Cemig contributed R$ 152,000 in 2014). This indicates a financially viable process, and one that promises to increase capacity for generation of power at the point of delivery (thus also reducing infrastructure costs of a sales network). To this end, implementation of the projects provides increasing incentive for development of such new alternative energy sources, creating new business opportunities for Cemig in the biomass segment, and reducing renewable energy investments that are often more costly.
Learn more about R&D here.
Energy alternatives
From Cemig’s perspective, the term ‘energy alternatives’ embraces the entire energy chain, including: transportation, processing, technological routes, provision and storage, energy efficiency and end-use of energy. As these are integral and mutually dependent elements in the energy matrix, the world of energy alternatives includes new technologies, distributed generation, smart grid design, electric vehicles, energy efficiency and the best use of traditional energy resources. Thus, as is demonstrated in the figure above, one fact about energy alternatives is that they are interconnected.
38

ENERGY ALTERNATIVES
DISTRIBUTED GENERATION
SMART GRID
ELETRIC VEHICLES
ENERGY EFFICIENCY
SUSTAINABLE USE OF NON-RENEWABLES
PRESENT AND FUTURE ENERGY MATRIX
ALTERNATIVE TECHNOLOGICAL SOURCES
Cemig monitors state-of-the-art technologies, and has focused its efforts on development of new technological routes and new business options in the energy field. Due to its expertise, Cemig is in constant demand to participate in groups and on committees, such as the Energy Committee of the Federation of Industries of the State of Minas Gerais (Fiemg); the Minas
Gerais State Committee on Biodiesel Policy; the Minas Gerais State Energy Plan development group, in association with State
Foundation on the Environment (Feam) and the Minas Gerais State Department for the Environment (Semad); as well as the group that is developing a Municipal Climate Change Plan in association with the City of Belo Horizonte. The impacts associated with energy alternatives are essentially positive or have positive intentions, and offer the following possibilities:
39

Reduce use of fossil fuels along with reduction of greenhouse gases	Minimize load on primary and natural resources directly resulting from climate change due to greenhouse gases
Develop more sustainable technologies	Create scientific, technical and technolog cal competencies – impacts may include: training / qualifications; scientific publication; development of industrial chains – with potential results for industrial production and patents – and potential economic effects.
Creation of energy configurations	Local and regional development

Impacts are identified through the research process or technological evaluation. Management is based on recommendations, policies and guidelines on energy alternatives, which are issued mainly through technical documents, and also through the positioning of leading professionals on this subject.

The *Mineirão* Solar Photovoltaic Plant, a massive photovoltaic array on the roof of the iconic *Mineirão* football stadium of Belo Horizonte, Minas Gerais, started operation in April 2014 – in time for the stadium to host Soccer World Cup games later in the year. It was built for investment of approximately €3.7 million. With peak generating capacity of 1.42 MW, it is now the largest photovoltaic plant in terms of power generation installed at any stadium in the world – able to provide energy equivalent to the consumption of approximately 1,200 mid-sized homes.

Learn more about the principal alternative energy projects currently being carried out: http://www.cemig.com.br/en-us/Company_and_Future/innovation/Energy_Alternatives/Pages/energy_alternatives.aspx

CLIENTS AND CONSUMERS

CLIENTS AND CONSUMERS DMA

Consumer Relationship

Cemig's business mission and future vision statements make clear the strategic importance of striving for service excellence and client and consumer satisfaction. Issues related to clients and consumers are important Company priorities, regularly monitored by management and stockholders.

There is in practice a direct link between each employee and client satisfaction – in that the employees' variable compensation is in part dependent on the Company's score in the Aneel Consumer Satisfaction Index (IASC).

Adoption of this position has several positive effects:

- Compliance with regulatory indicators of quality, continuity of supply, and customer satisfaction.

40

Recognition for Cemig in the form of awards – an important example is the No. 1 position in Época magazine’s
‘Complaint Line’ award (researched by the magazine’s website of that name, a leading consumer complaints forum) –
for the second year running.
Recognition through satisfaction surveys – leading examples are the Aneel Residential Consumer Satisfaction Index
(IASC), and the Perceived Quality Satisfaction Index (ISQP) published by Brazilian Electricity Distributors’ Association
(Abradee).
Increase in the valuation of the brand, and Cemig’s high reputation in the markets it serves.
The area of client satisfaction carries with it regulatory risks: a concession holder may be penalized financially by regulators
(such as Aneel) or administrative bodies (such as consumer protection and defense agencies, such as Procons) in relation to these indices, and may also be punished, in several ways, for misconduct. Preventive measures that have been adopted include compliance with all requirements, standards and regulatory targets – as well as involuntary measures aiming, in keeping with the Company’s vision, to achieve consumers’ admiration.
The results of management activities in relation to service and client satisfaction are evaluated using performance indicators based on Balanced Scorecard (BSC) tools. These indicators establish goals to stimulate improvement of performance, and measure it by various means:
performance of service channels – e.g. waiting times, call center service levels, response times, time from service request to fulfillment, duration and frequency of complaints, clients’ reviews of customer service staff;
performance of the electricity system – e.g. frequency and duration of complaints on operational failures, disconnection index, performance on critical days, etc.;
satisfaction indices; and
indices related to safety experienced and perceived by the public in interactions with the electrical system.
These indicators provide a permanent motive for continuous improvement of customer service and satisfaction. An example in 2014 was the creation of Cemig’s app ‘Cemig Atende’(‘Cemig at your Service’) for iOS and Android platforms.
Other notable initiatives:
Simultaneous reading and printing of electricity bills
The On-Site Billing process uses handheld meter readers with built-in processing capacity to calculate the client’s electricity bill on-site, printing it immediately on a portable thermal printer. This saves up to 14% of the cost of printing and delivering electricity bills; and the improved transparency results in greater client satisfaction.
This is an offline process, with no instantaneous connection to the central database. It was rolled out in February 2013, and by January 2015 was serving 3.7 million clients, or 47.4% of Cemig’s market. The current target is 7 million clients, by
December 2016.
The success of the process is seen in the 2014 ISQP satisfaction survey, in which the item Electricity bill was once again a highlight, with a client satisfaction score of 89.8% – showing sustained improvement over three years. Satisfaction with the items Time between delivery and due date and Payment date improved by 5.3 and 4.0 percentage points, respectively, from
2013.
E-delivery of electricity bills
This new digital option fits well with a corporate guideline of adding technologies to reduce costs without compromising quality. Cemig offered it for the first time via its ‘Virtual Branch’ website in July 2013: clients can receive not only bills but also power outage warnings, bank debit notices, and a range of other company and related information.
41

This option helps clients feel they are contributing to sustainability and preservation of the environment.
As of December 2014, approximately 44,000 clients had chosen to switch to electronic electricity bills.
Street lighting
Aneel Normative Resolution 414 of 2010 ordered electricity concession holders to transfer their public lighting assets to local governments by December 31, 2014. This was to comply with Article 30, Section V of Brazil’s 1988
Federal Constitution, which gives municipalities the competency of “organizing and providing, directly or by concession or permission, the public services of local interest” – and gives municipalities the exclusive power to charge the population for the funds necessary to finance public lighting, using concession holders’ electricity bills for the purpose. Cemig has been executing this process of transfer since 2013 – working with the Minas Gerais State
Regional Development and Urban Policy Unit (SEDRU), and representatives of municipalities and intermunicipal associations. In some cases this involves organizing municipal governments into consortia for financial and scale gains in a tender process. Moreover, Cemig has helped municipalities organize maintenance: specifying suitable materials, disseminating technical standards and guidelines, and emphasizing necessary safety considerations.
Aneel has recognized Cemig’s distinctive work in this field for public authorities in its concession area.
CONSUMER SATISFACTION
The Aneel Consumer Satisfaction Index (IASC) and the Perceived Quality Satisfaction Index (ISQP) are important consumer perception tools that help Cemig improve the services it provides.
In 2014 Cemig’s IASC score increased by 6.77 points, from 61.98 in 2013 to 68.75 in 2014 – an increase of 10.92% in absolute terms, and still above the industry average for the nation and for the Southeast region, as this charts shows:
Client Satisfaction - IASC
2009 2010 2012 2013 2014
60
62
64
66
68
70
68.14
70.25
64.51
61.98
67.54 68.75
65.87
59.86
59.28
68.50
66.74
64.41
61.51
60.38
67.74
Cemig Southeast Region Brazil
Note: data collection for the IASC was not held in 2011.
The 2014 ISQP returned a client rating of 81.3 for Cemig – an improvement of 3.7% percentage points from 2013 (77.6%) and a contrast to the downward trend of previous years, as shown:
PR5
42

Perceived Quality Satisfaction Index (ISQP)


85
84
83
82
81
80
79
78
77
76
75
81.43
80.52
80.55
78.86
77.60
81.30
2009
2010
2011
2012
2013
2014

This reversal of the downward trend in IASC and ISQP results in 2014 reflects the success of Cemig's client outreach strategy, a series of actions brought together and approved by the Company's Client Committee. Highlights include the '*Coffee with Cemig*' initiative, which invites clients, mainly housewives, to chat about company activities; launch of new service channels, such as the Cemig Customer Service App for smartphones and tablets; and, especially, Cemig's actions to improve service – such as the Distribution Development Program (PDD) which, among other objectives, aims to reduce the frequency and duration of outages.

The Medium Voltage Client Satisfaction Index (ISMT) ascertains levels of large clients' satisfaction with the distribution company's product quality and services. In 2014, telephone interviews were conducted with 550 clients in the A4 tariff subgroup (Medium Voltage: 2.3 to 25 kV), resulting in a satisfaction index of 82.2%.

The prefectures of municipalities in Cemig's concession area are periodically asked to complete a survey that results in the Municipal Government Satisfaction Index (ISPM) – taken once within the four-year term of office of each administration. In 2014, face-to-face interviews were held with 280 mayors from all the regions of Minas Gerais, representing a sampling of 36% of all municipal administrations in Cemig's service area. The result was a satisfaction rating of 75%. The survey evaluated responses on: electricity supply quality and continuity; information and guidelines provided for municipalities; globalized billing; customer service for municipal governments (behavior, relationship, organization); image; social and environmental responsibility; construction works, and other services; after-sale support on construction and other services; relationship; negotiation of accounts in arrears; and public lighting.

This index has risen by 4.7% from 2009 to 2014.

RELATIONSHIP CHANNELS

Cemig makes a number of relationship channels available, invests in innovation and offers energy conservation guidelines as part of its criteria for rendering responsible services.

Cemig's Consumer Council represents collective interests and works to defend them, putting forward suggestions, cooperating in oversight, and forwarding complaints and grievances to Cemig about general electrical energy supply conditions. In 2014 it held five regular meetings with representatives from the Industrial and Residential consumer categories. The main subjects of discussion were tariffs, electricity supply quality, satisfaction index, the situation of the distribution companies, and the matrix of energy sources. Highlights in 2014 were the meetings held in new regions of the

43

state, educative information supplied to members of the Consumer Council about electricity sector issues, holding of a public hearing to address supply issues, and participation of members of the Consumer Council at electricity industry events.

Cemig has a mix of relationship channels that includes online, in-person and telephone options. All are governed by the concepts of respect and transparency, seeking always to provide clients with increasing convenience, reliability and comfort.



Cemig Fácil Service Branches
Cemig Fácil Service Points
Government
Integrated Service Centers (UAI)
Support (Video and Telephone)
In-Person customer service
Relationship Channel Mix
Online customer service
Cemig App
Social Networks
Text messaging
Chat and E-mail
Virtual Branch
Telephone customer service
Call Center
Interactive Voice Response (IVR)
'Cemig Plus' Medium Voltage

Consumers can receive in-person customer service through the *Cemig Fácil* ('Easy') Customer Care Network, available at 155 service branches and 622 service points in 774 municipalities in the concession area. Telephone services – the '*Fale com Cemig*' or 'Talk to Cemig' facility – are available to all clients 24/7 by dialing 116.

Cemig also offers customer service by text messaging ('*Cemig Torpedo*') – via the number 29810 – for three types of subject: (1) power outages; (2) request for balance payable; and (3) request for meter reading.

A highlight in 2014 was the visual redesign of the Virtual Branch, to make it more user-friendly and 'navigable'. Clients have 24/7 access to all the services of the Virtual Branch, using only their personal or corporate tax number and a password.

The chart below illustrates the distribution of over 32 million customer service contacts in 2014:



Use of Cemig customer service channels
Government
120,049
Text messaging
459,164
Sales Center
577,021
Cemig Plus
802,557
Interactive Voice Response
1,147,903
Virtual Branch
8,142,199
Branch + Support
9,538,079
Call Center
11,524,638
0
2,000,000
4,000,000
6,000,000
8,000,000
10,000,000
12,000,000

44

Since 2013 Cemig has offered customer service through social networks, including Facebook (Facebook.com/Cemig.atende)
and Twitter (Cemig_atende). These channels aim to provide greater interactivity with and between Cemig clients, in a channel where users can request all the services and information available and receive straightforward and objective answers to questions, and also tips on use of electricity. In 2014 these channels reached approximately 1.3 million people and made
58,900 customer service contacts. Cemig currently has 10,000 Twitter followers. The performance of the Talk to Cemig channel in its relationship with clients through social networks was so significant that, in 2014, it was nominated for Época magazine’s Reclame Aqui (‘Complaint Line’’) award, in the Public Services – Electricity category, for the second year running.
Customer service has evolved with technology and, in 2014 Cemig launched the ‘Cemig Customer Service’ (Cemig Atende)
app for smartphones and tablets – available for free download via Google Play (Android) and Apple’s App Store (iOS). Easy to
use, the application provides services, account history, important tips and a consumption simulator, offering clients an energy use estimate for their main domestic appliances. By the end of 2014 Cemig had made 7,794 customer service contacts through this app, or an average of 72 per day. The year also increased the number of clients agreeing to receive their bills by
e-mail – which rose to 46,700 clients at the end of the year, saving the Company approximately R$ 303,000.
Cemig also seeks to offer the best possible service and interaction to clients with special needs. As well as all Cemig’s Inperson
Client Service Branches having been upgraded to comply with the accessibility required by Brazilian Standard (ABNT-NBR)
9050. These needs are also met by the Talk to Cemig toll-free number (0800-723-8007), the Cemig online channels, the
Cemig text message service for the hearing impaired, and the new Cemig Customer Service app for smartphones and tablets.
The online channels can also be used by client with special needs through dedicated devices and adapted software. Other services can be requested via the website, such as registration and information, electricity use for vital needs, and receipt of electricity bills in Braille.
All the client channels have information security in place protecting all client information against violation of privacy or data loss. As well as its information security policy, Cemig has comprehensive internal procedures and forms of control for data security, as well as producing bulletins and information campaigns on data security directed to employees. Cemig does not in any way sell or make commercial use of its clients’ data.
Cemig’s Ombudsman
The office of Cemig’s Ombudsman has a track record of quality in handling of demands passed to the Company by
Aneel. In 2014 this office was selected by the regulator to implement a pilot project for a nationwide scheme, called
‘Pathway to Understanding’ (Caminho do Entendimento). In this approach, any complaint filed with Aneel – even if it has not come through any of a utility company’s service channels – is handled by the company’s Ombudsman, who then deals directly with the client. If the case is resolved, the matter is concluded without any need for further involvement by the regulator. Data collected in the pilot project period (August–December 2014) showed a 62.81%
reduction in Cemig’s exposure to the regulatory body, as client problems were solved within the company context, avoiding involving the regulator in any further demands, such as appeals. Following the experiment at Cemig, as from January 1, 2014 Aneel has implemented the ‘Pathway to Understanding’ procedure in all of Brazil’s electricity distributors.
The electricity sector was in the news in 2014 on many fronts – with the media highlighting, for example: the drought, affecting hydroelectric reservoirs; activation of the thermoelectric plants; the resulting increased electricity rates in ‘flagged’ periods of increased generation cost; rate increases above inflation; the rate for low-income users;
the transfer of responsibility for public lighting; and ‘universalization’ of supply. This constant presence in the media has made citizens more aware of industry issues – and the number of contacts with the Ombudsman increased by
43% from 2013, to 61,132. Of these contacts, 56,000 were requests for information.
PR8
45

Requests for Information 2014


Electricity bill deliveries
2.68%
Connection request
2.95%
Change of account holder
3.08%
Second copy of electricity bill
4.04%
Reconnection request
6.54%
Public lighting
6.71%
Consumer complaints
7.82%
Balance payable
12.97%
Others
13.24%
No supply at consumer unit
16.53%
Other subjects
23.44%
0
3
6
9
12
15
18
21
24

A total of 30,830 direct contacts were made with the regulator about Cemig in 2014 – an increase of 10.5% from 2013. Of these, 7,688 became cases and were referred to Cemig's Ombudsman for attention.

It had been planned to expand the *Traveling Ombudsman* project in 2014; but this was prevented by the internal adjustments and adaptations necessary for the *Pathway to Understanding* initiative. Expansion of interaction with other areas of the Company is planned for 2015, mainly for publicizing the Pathway to Understanding project. This will be an important step in strengthening the Ombudsman as a channel for resolution of complaints – and identifying opportunities for internal improvements.

ELECTRICITY SUPPLY QUALITY

Distributors are subject to assessment of the quality of service and product that they provide to consumers, and a prominent measure used for this is assessment of outages. These measurements focus on: the average outage Duration and Frequency indicators SAIDI and SAIFI; the Individual outage frequency and duration indicators DIC and FIC; and the Maximum consumer outage duration indicator DMIC.

To meet the standards imposed by the regulatory agency and expected by clients, Cemig is continuously further developing operational management and organization of logistics to handle emergencies; and carrying out performance inspections and preventive maintenance on substations, transmission lines and distribution networks. It also invests in training its professionals in state-of-the-art technologies, and standardization of work processes. The goal is to guarantee quality in the power supply and, hence, client and consumer satisfaction.

The SAIDI (duration) and SAIFI (outage) indicators contribute to the effectiveness of these activities. They distinguish between scheduled outages and those caused by accidents. (Continuous improvement of the network calls for occasional programmed outages.)

The charts below show the changes, in the last three years, in Cemig's total indicators of average outage duration (SAIDI, measured in hours) and average outage frequency (SAIFI, a number). Note the reduction of total SAIDI by almost four hours, and the decline in SAIDI and SAIFI due to accidents for the third consecutive year. In 2014 the Company met the goals set by Aneel for both indicators. These results reflect investments made by Cemig in preventive maintenance, such as, for example: clearing vegetation along transmission line pathways; tree pruning; replacement of cross-arms; maintenance of structures;

46

replacement of poles, transformers and damaged cables; and work such as network shielding, and reworking and interconnection of circuits. Another important move was a network-wide upgrade of standards in technology – through systematic investment in automation of the system, including automatic and remote restart of supply following outages.
SAIDI
2012 2013 2014
0
2
4
6
8
10
12
14
16
18
20
9.98
8.88
7.87
4.75
3.61
2.90
11.92
14.73
12.49
10.77
SAIDI - Accidental SAIDI - Scheduled Aneel Target 2014 Total
SAIFI
2012 2013 2014
0
1
2
3
4
5
6
7
8
9
5.63
5.07
4.56
1.40
1.19
1.02
8.65
7.03
6.26
5.58
SAIFI - Accidental SAIFI - Scheduled Aneel Target 2014 Total
If a distributor fails to meet individual continuity indicators (DIC, FIC, DMIC and Outage Duration on Critical Days (DICRI)), it is
obliged to compensate the consumer financially. The table below shows a significant reduction in such compensation in the period from 2012 to 2014, of 55.8%, due to investments and restructuring of systems and processes. In other words, the investments made in the Distribution Development Plan (PDD) have led to the standards set by the regulator being met, and improvement in client satisfaction – as well as reducing any compensation payments.
47

YEAR	COMPENSATION (R$ MILLIONS)
2012	36.4
2013	24.3
2014	20.3

PR1

CONSUMER HEALTH AND SAFETY

PR3 PR4 PR7

There are of course no labeling requirements for electricity – but Cemig invests in communications on safe use of electricity, both by campaigns in the media and by providing multiple relationship channels that offer information to consumers. Other information – about social, environmental and economic impacts – is available to the public in, among other sources, the Annual and Sustainability Reports, which are on the website. All Cemig's communications obey the recommendations of the Brazilian Corporate Communications Association (Aberje); its advertising agencies obey the Brazilian Advertising Self-Regulation Code, established by the Brazilian Council for Self-Regulation in Advertising (Conar).

EU25

Cemig carries out a variety of accident prevention activities and campaigns addressed to the general public, including: lectures and presentations at construction sites and in schools, calendars with electricity safety tips, public service spots on radio and internet media, and the TV and radio safety campaign featuring the 'Angel Gabriel'. The number of accidents involving the general public was 19% lower in 2014 than 2013:

NUMBER OF ACCIDENTS INVOLVING THE PUBLIC	2012	2013	2014
Non-lethal accidents	82	114	96
Lethal accidents	29	28	19

In December 2014, there were 192 legal actions in progress for accidents to the public, involving fatalities and injuries. In 2014, 25 of these actions were heard: 5 were rejected; 3 were upheld; 4 were upheld in part; and 11 were settled out of court.

TARIFFS

Tariffs are an important subject for Cemig – especially for its Distribution and Transmission businesses. In both cases, all the revenues from the businesses are earned either in the form of tariffs – in Distribution, or as Annual Permitted Revenue (RAP), in Transmission. After Law 12,783 of January 11, 2013, the generation business has gained added importance, due to the early renewal of concessions, and introduction of the concept of Annual Generation Revenues (RAG).

Because it operates in a regulated market, Cemig's tariffs are regulated and enforced by the Brazilian electricity regulator, Aneel (National Electricity Agency). As well as setting rates, Aneel also determines the cost associated with each type of consumer, which is used to calculate the different tariffs for the different voltages consumed.

To identify and manage regulatory risks, Cemig takes action to monitor and analyze the evolution of the regulatory context governing electricity services – and proposes changes to maximize and safeguard the Company's results, in alignment with the interests of clients and consumers. Working jointly with others, the Company plays an effective role at public hearings held by Aneel, proposing changes and criteria for methods of calculating rates for retail and wholesale supply, transmission, and the other ways in which Cemig provides electricity services.

The approach to tariff management uses the indicator *Projected vs. Actual Revenue* – which assesses the effectiveness of the forecasts that Cemig has made based on knowledge of rates and authorized revenues. The Board of Directors evaluates this indicator periodically, and possible points of enhancement and divergence are assessed, within the process of continuous improvement. In this way, preventive and/or corrective measures are adopted so as to ensure that management mechanisms adhere to company goals. All Cemig's regulatory processes are monitored and reviewed regularly by the Committee for Regulatory Affairs (CAR), made up of representatives of all management departments. The committee is responsible for evaluating and offering proposals for contributions at public hearings held by Aneel and the Mining and Energy Ministry.

48

There is also an automated computer system for Monitoring of Regulatory Obligations (‘Condor’), which monitors deadlines and compliance with requests and obligations imposed by industry bodies. The indicator Level of Fulfillment of Regulatory
Obligations (‘Icor’) regularly evaluates this monitoring system.
The main risks relating to this subject can be classified as:
- Legal risks: Lawsuits and injunctions challenging the results of processes of Tariff Reviews or Tariff Adjustments. For these risks, the Company provides its legal bodies and advisers with all the information relating to the business and its regulation, to provide a robust foundation for arguments and defense in any proceedings.
- Regulatory risks: The regulator has the power to introduce changes in the regulatory framework that affect the business.
These risks are monitored; steps are taken aiming to safeguard the Company’s interests; and the Company acts jointly with industry bodies to strengthen positions, and propose contributions to the regulatory framework – with full rationale and grounds – aiming to mitigate regulatory impact.
The Brazilian Federal Constitution obliges Cemig D to collect taxes directly, on consumer invoices, and pay them on to the competent authorities – these taxes include the PIS, Pasep and Cofins federal taxes, and the state ICMS tax. The state of
Minas Gerais has roughly 2.8 million residential clients who are exempt from ICMS tax because they consume less than 90
kWh/month. The consumer’s electricity bill also includes a charge for the Public Lighting Contribution (CIP), which is set by municipal governments – Cemig D collects this fee and passes it on to municipalities. Payment of this contribution by consumers assigns the responsibility for services of project design, implementation, expansion, operation and maintenance of public lighting facilities to municipal governments.
In the 774 municipalities in Minas Gerais where Cemig distributes power, more than 660,000 consumers are located in areas classified as rural, and about one million are classified as low-income. These clients pay a subsidized, lower tariff: consumers of up to 30 kWh/month get a discount of approximately 65%; those consuming between 31 kWh and 100 kWh get 40%; and
those consuming between 101 kWh to 220 kWh get a discount of 10%.
The Annual Tariff Adjustment
This occurs annually in April, except in years when there is a revision of rates. Its purpose is to pass on non-manageable costs in their entirety and make monetary adjustment for manageable costs, as established in the Tariff Review. The index for adjustment of manageable costs is the IGP–M, but in addition, an X-Factor is deducted which is designed to capture productivity, following the method of a price-cap regulatory model.
On April 7, 2014, Aneel adjusted the rates Cemig can charge for electricity upward by an average of 16.33%, effective from
April 8, 2014 through April 7, 2015.
The increase was 14.24% for residential consumers; an effective average of 12.41% for consumers in the industrial and services category consuming medium- and high-voltage supply; and 15.78% for those consuming at low voltage.
Cemig Distribution itself retains only 25.8% of the total amount it charges on the consumer’s electricity bill – using it for investments, its expenses, and to cover depreciation. The remaining 74.2% goes into purchase of electricity (39.8%), sector charges (4.9%), transmission charges (3.5%), ICMS tax passed on to the State government (21%), and the Pasep and Cofins taxes (5%) passed on to the federal government.
The key cost increase in 2014 was the expense of purchasing supply, due to the significant degree of use of thermoelectric plants, which began in 2013. The increase in costs for energy purchase from 2013 to 2014 was R$ 679 million. This component alone accounts for 7.80% of the tariff adjustment.
Cemig D’s next annual Tariff Adjustment is in April 2015, and the next multi-year Tariff Review is in April 2018.
49

Tariff Bands – and Flags
Aneel has instituted a tariff ‘flag’ mechanism, taking effect in 2015, to send consumers a signal of when electricity generation
– and thus the tariff they pay – will be more expensive in their region.
The green ‘flag’ indicates that conditions are good for generation: the tariff is unchanged. Meanwhile yellow and red flags will indicate ‘less favorable’ and ‘critical’ conditions for generation, resulting in surcharges to tariffs.
The Electricity Trading Chamber (CCEE) will run a central clearing account for the extra funds raised by the flag system.
Distributors will pay their Flag Tariff revenues into the central account, and receive back balances each month based on realized cost of thermally-generated electricity and the effects of exposure to the spot market.
CUSTOMERS IN ARREARS
Aneel regulates the procedure for suspension and reconnection of electricity, through Normative Resolution 414/10.
Supply is suspended for non-payment of the electricity bill, preceded by a warning, with proof of delivery, and 15 days’
minimum advance notice. When reconnecting, the distributor must obey these deadlines:
Normal reconnection in an urban area: 24 hours
Normal reconnection in a rural area: 48 hours
Emergency reconnection in an urban area: 4 hours
Emergency reconnection in a rural area: 8 hours
The period is counted from notification of payment, settlement of the debt in the distributor’s system or a request for reconnection made between 8 a.m. and 6 p.m. on business days. Notification after 6 p.m., or on a non-business day, takes effect at 8 a.m. on the next business day.
The table below shows the numbers of consumers disconnected, for different periods between actual disconnection and reconnection (i.e. not from request to reconnection) in 2014.
There were 429,366 disconnections in 2014 due to non-payment of electricity bills.
Cemig uses a wide range of tools and media other than disconnection, in its attempts to reduce default: payment requests by
e-mail, text message and letter, negative credit reports, re-disconnection when the consumer reconnects without permission, disconnection with meter seal (biodegradable), administrative collection, e-mail negotiation through dedicated staff, special negotiation campaigns, negotiated payment at pre-litigation and pre-hearing stages, and collection through the courts.
RELATIONS WITH CORPORATE CLIENTS
Cemig’s corporate clients provide a significant percentage of its total sales volume, and consequently, revenue: approximately
40%, in recent years.
With this strong basis established (it has approximately 22% of Brazilian market share), Cemig is making efforts to increase this share by building a service structure.
DURATION OF DISCONNECTION AMOUNT OF TIME OF DISCONNECTION
< 48 hours 169,606
48 hours – 1 week 39,927
1 week – 1 month 32,283
1 month – 1 year 36,014
> 1 year 7,761
EU27
50

Cemig has dedicated staff departments for overseeing risk in contracting energy purchases, and others for customer service by individual the sector of the economy (mining, automotive, steel, agribusiness, etc.). Each client is monitored internally by a
Cemig liaison agent, responsible for the relationship.
Management’s efforts to analyze business risk, and the oversight of each corporate client and its economic sector, represent a recognition of these clients’ importance, since any decline in this portfolio would result in a substantial decline in net profit.
Accordingly, the company has established an Electricity Trading Policy, containing guidelines to be obeyed by Cemig’s management and applied in its relations with its various clients, in both the Regulated and the Free Markets.
This policy calls for presentations to the Board of Directors in the final quarter of each year on the following subjects:
Forecasts for the various markets to be served, with forecasts for average prices and tariffs.
Forecast for energy purchased to serve demand.
Forecasts for Tariff Adjustments and Reviews, in average numbers, over a horizon of two Review cycles.
Outlook for average prices in auctions and bilateral contracts.
Indicative forecasts for the Spot Price (‘Price for Settlement of Differences’, or PLD).
Risk mitigation strategies (for the action and/or products adopted), and criteria for determining under- or overcontracting by Cemig Distribution S.A.
Another management tool is a monthly report focusing on contracts signed for over R$ 16 million, and also contracts canceled with value over that level. This is one way of overseeing client management and the status of gains and losses. The
Board of Directors is directly involved in this effort, monitoring possible contract terminations, or the signing of new deals.
Finally, a customer satisfaction survey is conducted every two years for medium- and high-voltage clients (including corporate clients). Criteria such as client relationship quality, price, supply quality, client satisfaction and service communication channels are assessed. Based on the results of this survey, decision makers draw up a plan for action/improvements, in which all activities are monitored.
CHARACTERISTICS OF THE MARKET
The Cemig Group’s electricity market
The Cemig Group sells electricity through its distribution company, Cemig Distribution (Cemig D), its generation and transmission company Cemig Generation and Transmission (Cemig GT), and wholly-owned subsidiaries: Horizontes Energia,
Termelétrica Ipatinga, Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia.
Cemig’s consolidated electricity market comprises sales to (I) Captive consumers in Cemig’s concession area in the State of
Minas Gerais; (II) Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (III) other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; (IV) distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (V) the
wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE), eliminating transactions between companies of the Cemig Group.
The total volume of electricity transacted by Cemig in 2014 was 67,416 GWh, or 4.2% more than in 2013.
Sales of electricity to final consumers totaled 49,324 GWh, or 8.7% more than in 2013. Sales in the Regulated and Free
Markets, totaling 14,146 GWh, were down 12.3%, while sales in the CCEE were up 23.9%, with a total of 3,946 GWh.
The number of clients billed by Cemig in December 2014 was 8,008,205, or 2.9% more than in December 2013. Of this total,
8,008,153 are end consumers, and 52 are other agents in Brazil’s electricity sector. G4-8 EU3
51

The market for the Cemig Group is laid out in the following table, with a breakdown of the transactions executed in 2014, as compared to 2013.
This chart shows a breakdown of the Cemig Group’s market, in terms of sales volume and number of consumers, in 2014:
Breakdown of supply
Number of Consumers
ITEM
VOLUME SUPPLIED (GWh)
CHANGE (2013 TO 2014)
2013 2014
Sales to final consumers 45,394 49,324 8.7%
Residential 9,473 10,014 5.7%
Industrial 23,452 26,026 11.0%
Commercial and Services 6,035 6,395 6.0%
Rural 3,028 3,390 12.0%
Government 861 891 3.5%
Public lighting 1,267 1,298 2.4%
Public services 1,242 1,272 2.4%
Own consumption 35 38 8.6%
Wholesale market sales1 16,127 14,146 -12.3%
Regulated Market - ACR 11,716 5,347 -54.4%
Free Market - ACL 4,411 8,799 99.5%
Sales through the CCEE2 3,186 3,946 23.9%
TOTAL 64,707 67,416 4.2%
1 For Distributors, sales in the ACR; for Traders and Generators, sales in the ACL
2 Sum of monthly purchases (–) and sales (+).
52

Sales to final consumers
Residential
Residential consumption, which accounts for 14.9% of the energy sold by Cemig, totaled 10,014 GWh in 2014, or 5.7% more than in 2013.
Consumption in this category is associated with:
a. the addition of 196,587 consumers, expanding this consumer category by 3.1%;
b. higher temperatures in 2014 than 2013, causing a rise in ownership and use of air conditioners and fans in residences; and
c. an increase of 2.2% in average monthly consumption per consumer – to 131.2 kWh/month, the highest level since 2001.
Industrial
Electricity billed to captive and free consumers in Minas Gerais and other states was 38.6% of the total volume sold by the
Cemig Group, at 26,026 GWh in 2014, an increase of 11.0% from 2013.
Within this category the growth figures were:
a. 13,7% in the volume billed by Cemig GT to free clients in Minas Gerais and other States, as a result of:
addition of new clients to the Cemig GT portfolio, mainly outside the state of Minas Gerais, and redirecting of available supply to the free market, with the termination of several regulated market contracts in
December 2013;
ITEM
NO. OF CONSUMER UNITS
DEC. 2013 DEC. 2014
Final consumers 7,781,454 8,008,153
Residential 6,249,373 6,445,960
Industrial 77,184 77,132
Commercial and Services 709,500 719,955
Rural 670,529 687,778
Government 60,463 62,164
Public lighting 3,861 4,027
Public services 9,788 10,389
Own consumption 756 748
Wholesale market 1 54 52
Regulated Market - ACR 36 35
Free Market - ACL 18 17
Total 7,781,508 8,008,205
1 For Distributors, sales in the ACR; for Traders and Generators, sales in the ACL.
53

b. volume of electricity billed to free clients by the wholly owned subsidiaries 1.4% higher; and
c. an increase of 0.8% in the volume of electricity billed to captive clients of Cemig D.
Commercial and Services
The electricity used by captive and free clients in Minas Gerais and other states was 9.5% of the total volume of electricity traded by the Cemig Group in 2014, at 6,395 GWh, or 6.0% more than in 2013.
This reflects 5.9% growth in the volume billed to captive consumers of Cemig D, and growth of 7.5% in the volume billed by
Cemig GT to free clients located in Minas Gerais and other states.
Factors in the increase are:
a. connection of 10,446 new captive clients, increasing Cemig D’s client base in this category by 1.5%;
b. addition of 9 new free clients, in Minas Gerais and other states, increasing Cemig GT’s number of clients in this category by 13.2%;
c. weather conditions in 2014 – temperatures above historic monthly averages – leading to installation of new air conditioning equipment at small businesses and services, and greater use of climate control equipment in general in the various sectors in this category; and
d. the dynamics of the services sector.
Rural
Electricity used by the rural construction category, at 3,390 GWh, was 11.9% more than in 2013, and was 5.0% of the total traded by the Cemig Group in 2014.
The increase in consumption by these consumers is associated with weather, in particular:
a. rainfall levels in early and late 2014 were below the expected historical average for the rainy season; and
b. higher temperatures throughout the year spurred growth in consumption for irrigation by 16.5%, and in consumption for other agricultural activities by 9.7%.
Other consumer categories
Supply to other categories – government, public services, Cemig’s own consumption, and public lighting – totaled 3,405 GWh in 2014, or 3.3% more than in 2013, and was 5.2% of the total volume of electricity transacted by the Group.
Sales in the Free Market and the Regulated Market
In the Free and Regulated Markets, Cemig sold a total of 14,146 GWh to other agents in the electricity sector in 2014 – this was 12.3% less than in 2014.
Cemig’s sales in the Regulated Market were down 54.4% from 2013, due to ending of contracts made under the 2005
Regulated Market (ACR) auction (made for supply in 2006 through 2013).
Meanwhile sales on the Free Market to other electricity sector agents were up 99.5% in 2014, at 8,799 GWh, as Cemig’s team took advantage of commercial opportunities, resulting in new contracts for spot market sales.
Sales in the CCEE
Sales in the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) were 3,946 GWh, or 23.9%
more than in 2013, on a higher volume of placement of available energy contracts by Cemig GT.
54

Balance of Electric Energy

EU12

EU2

SOURCES AND USES OF SUPPLY – January to December 2014 – Cemig Group (wholly-owned companies)

TOTAL RECEIVED
89,856 GWh

Produced	24,650
Own Generation	23,411
Self-producers	632
Affiliated companies	1,035
Losses in national grid	(428)

Purchased	65,206
Itaipu	6,255
Regulated Contracts[1]	12,650
Purchased in MRE[2]	6,700
Purchased in CCEE	18,296
Bilateral Contracts	11,930
CCEN	1,100
CCGF	7,291
Received in local grid[3]	276
Proinfa[4]	643
Co-generation	65

SALES, DISTRIBUTION
89,856 GWh

Sold	83,574
Losses in local distribution network	5,817
Losses in national grid	465

Sales by Cemig D in the Captive Market	27,011
Sales by Cemig GT in the Free Market	31,111
Allocation to self-producers	967
Affiliated companies	1,255 [5]
Cemig GT sales to distributors	4,791 [6]
Sales in the MRE	124
Sales in the CCEE	18,315

Figures are for the Cemig Group's wholly-owned companies: Cemig D, Cemig GT, Capim Branco, Cemig PCH, Horizontes, Rosal, Sá Carvalho and TPP Barreiro. Intercompany transactions are excluded.

[1] CCEARs' = Electricity Sales Contracts in the Regulated Market.
[2] MRE = Electricity Reallocation Mechanism.
[3] Local grid = Cemig's own local distribution network.
[4] Proinfa = Alternative Energy Sources Incentive Program.
[5] Bilateral Contracts' of the companies *Sá Carvalho, Horizontes, Pai Joaquim, Rosal,* and *Barreiro* and *Ipatinga* thermal plants.
[6] Sales by Cemig GT in the Regulated Market (ACR).

EFFICIENCY AND ENERGY CONSERVATION

EU7

Cemig's Smart Energy Program

Cemig's Energy Efficiency Program has been creating projects to orient the population on the correct use of electricity since the 1980s, when the National Electricity Conservation Program (Procel) was created. In 2008, Aneel Resolution 300 required distribution concession and permission holders to invest in energy efficiency, and since then R$ 340 million has been invested in putting new technologies in place, and strengthening of a culture of rational use of electricity through activities to enhance awareness, and the use of more efficient equipment.

Cemig's Energy Efficiency program, called "Smart Energy" (*Energia Inteligente* – EI), is based on providing incentives to change habits. It leads to a reduction and elimination of waste through good practices while preserving natural resources. EI projects are targeted to low-income clients, non-profit institutions, municipal governments, the private sector and educational institutions. Noteworthy EI initiatives include: donation of solar water heating systems to replace electric showers; replacement of obsolete autoclaves; exchange of incandescent bulbs for compact fluorescents; and the replacement of irrigation systems by micro-aspersion systems in the *Jaíba* project.

Some highlight EI initiatives in 2014 were:

- *Replacement of showers with solar water heating systems in low-income housing developments:* Two projects are currently under way: *Conviver Solar I* and *Conviver Solar II*. Some 2,176 solar water heating systems have been installed in low-income housing developments, and 10,880 light bulbs have been replaced, for a total investment of some R$ 12.9 million. Energy savings totaled 555 MWh/year, with reduction of 440 kW in peak demand.

- *Replacement of showers in public hospitals and philanthropic institutions with solar heating systems:* Installations were completed at 14 public and philanthropic institutions, creating savings of 829 MWh/year and reduction of 2,159 kW in peak

55

demand. Investment in 2014 was R$ 1.9 million.
- Replacement of showers with solar heating at Elderly Care Homes: This project plans to install 20,800m2 of solar collectors at 508 care homes in Minas Gerais. Of these, 41 systems were completed in 2014, saving 700 MWh/year, with demand reduced by 308 kW – for investment of R$ 832,644.61.
- Replacement of autoclaves at hospitals: This program replaces old and inefficient autoclaves with new and efficient models, bringing hospitals up to Anvisa and Health Ministry standards for sterilization facilities. Thirty autoclaves were replaced, at 18 hospitals, in 2014, with expected energy savings of 804 kW, and reduction of 3,190 MWh/year in demand, for investment was
R$ 1.45 million.
- Hospital Lighting Project: This project involves replacement of obsolete lighting systems at public hospitals by high performance systems using mirror lamps, bulbs and electronic ballasts with the Procel seal of approval. This project served nine hospitals in 2014, with installation of some 6,638 lighting fixtures and efficient tubular fluorescent bulbs, reducing peak demand by 201 kW and saving some 874 MWh – for investment of R$ 1.9 million.
- Rural energy efficiency projects through the ‘Energy Farm’ (Fazenda Energética), in Uberaba, Minas Gerais: This is a project to modernize irrigation systems using drip and micro-aspersion methods to save energy, and water. Replacement of obsolete irrigation methods with more efficient systems can achieve savings currently assessed at approximately 57% in electricity and 44.5% in water. Installation of 110 irrigation systems was completed in the Jaíba Irrigation District in 2014, achieving savings of 939 MWh/year, and reducing peak demand by 290 kW, for investment of some R$ 1.15 million.
- The ‘Living Together’ Project (Projeto Conviver): This project was begun in 2006, with activities throughout Cemig D’s entire concession area. It orients low-income clients on measures to take for energy efficiency. A total of R$ 15,455,410.99 was invested in 2014, providing help to more than 55,000 families – resulting in savings of 17,177 MWh/year, and reduction in demand of 6,342 kW. In 2014, 4,282 old refrigerators were replaced by new refrigerators carrying the Procel seal of approval;
and 232,445 incandescent bulbs were exchanged for compact fluorescents. The old refrigerators and bulbs collected by
Cemig were recycled. This project fosters significant gains through reductions in payment arrears, and energy losses, in the communities served. A total of 1,698 illegal connections to electricity supply were regularized, and 1,186 debt settlements achieved, for a total of R$ 572,460.41. In addition, 201 training sessions on energy efficiency and the proper and safe use of energy were held, benefiting about 9,500 people.
In addition to helping reduce energy losses by replacing obsolete equipment, the energy efficiency program offers another benefit to communities: establishment of fuller access to normal usage of citizenship, in that installation of an electricity meter gives the user an electricity bill, and thus a ‘proof of address’, so useful in banking and bureaucratic transactions.
For further information on the EI (Cemig’s Smart Energy plan) see:
http://www.cemig.com.br/en-us/Company_and_Future/Sustainability/Programs/Energy_Efficiency/Pages/default.aspx
In 2014, with investment of over R$ 50 million, Cemig complied with the regulatory requirement for allocation of investment totaling 0.5% of Net operational revenues, plus certain amounts not recognized – with investment of R$ 27 million for lowincome consumers, more than the obligatory R$ 22.1 million.
The table below summarizes the main projects executed in 2014:
56

ACTION	TARGET PUBLIC	QUANTITY	INVESTMENT (R'000)	ENERGY SAVINGS (MWh/YEAR)	REDUCTION IN PEAK DEMAND (KW)	EMISIONS AVOIDED (tCO_2e)
Showers replaced by solar heating	Low-income housing projects	2,176 solar heating systems	12,970	555	444	49.4
Showers replaced by solar heating	Public hospitals and philanthropic organizations	14 entities	1,900	829	2,159	73.8
Showers replaced	Care homes for the elderly	41 systems	832	700	308	62.3
Autoclaves replaced	Public hospitals	30 autoclavs in 18 hospitals	1,400	3,190	804	283.9
Obsolete lighting in public hospitals replaced by high yield systems	Public hospitals	Approx. 6,638 installations replaced with efficient tubular fluorescent in 9 public hospitals	1,900	874	201	77.8
Farming energy efficiency projects	Small irrigation systems – Jaíba, Minas Gerais	110 irrigation systems	1,100	939	290	83.6
Living Together Project – orientations on energy efficiency	Low-income clients	57,000 families served 4,282 refrigerators replaced; 232,445 compact fluorescent lamps.	15,400	17,177	6,342	1,528.7
TOTAL	-	-	35,502	24,264	10,548	2,159.5

Efficientia

Since 2002, Cemig's wholly-owned subsidiary *Efficientia* has been mainly implementing energy efficiency projects, usually through performance-based contracts.

Some of the projects on which Efficientia began execution in 2013 are now in the final phase of implementation, scheduled for startup in 2015. Other projects, negotiated with clients in 2014, are at start of works stage, for completion in 2015 or 2016. The figures given below for these contracts are based on expected energy savings calculated from the preliminary diagnostics.

Actual energy savings are assessed in accordance with the *International Performance Measurement and Verification Protocol* (IPMVP®) for energy savings. In 2014, Efficientia signed contracts with clients in the industrial and services sectors for projects to modernize lighting systems and generation of photovoltaic energy, as shown below:

- *Natura:* Modernization of the industrial illumination system, using LED technology (expected savings 309 MWh/year). Investment: R$ 434,354.00.
- *Algar Tech:* Development and implementation of a Solar Photovoltaic Plant (expected generation 466 MWh/year). Investment: R$ 1,204,724.54.
- *Tecidos Miramontes:* Development and implementation of a Solar Photovoltaic Plant (expected generation 90.50 MWh/year). Investment: R$ 451,112.60.

The energy efficiency projects put in place by Efficientia, as well as saving energy, reduce power offtake at peak times for the

57

electricity system, and are thus also demand-side management projects.
Additionally, the photovoltaic generation projects are investments in distributed generation. The investment planned for these projects in 2015 is R$ 1,655,837.14.
In recent years Efficientia has completed several projects for clients in the sugar-alcohol industry that were installing or expanding plants in Minas Gerais. In 2014 works were completed on the connection of the Santa Vitória Thermoelectric Plant to the grid, under the supervision of Efficientia. This is a co-generation sugarcane bagasse plant able to generate up to 20
MW.
To strengthen opportunities for new business, Efficientia launched a new website in 2014. A lighter layout and changes in the information architecture, reflecting internal changes in the company, help to further de-mystify the subject of energy efficiency – while enabling entirely new business models to be presented. You are invited to click here for more details.
MANAGEMENT OF LOSSES
Controlling electricity losses is one of Cemig’s strategic goals, since they represent revenue foregone and, indirectly, impact the environment: increases in emissions of greenhouse gases, for instance. We account Total Distribution Losses (IPTD) as the sum of technical losses (PPTD) and non-technical losses (PPNT). Technical losses in the distribution system are inherent to the transport of energy through transmission and distribution lines and equipment. They are influenced by, among other factors, dispatch conditions at generating stations, works in progress on strengthening the network, behavior of the consumer market, and adoption of specific loss-reduction measures. Non-technical losses involve deficiencies or irregularities in measurement and/or billing of consumer units, and also illegal connections to the distributor’s network.
Total distribution losses in 2014 were assessed as 11%. This compares to a maximum regulatory target of 10.85% by the end of 2017. In setting regulatory targets for the 3rd Tariff Review Cycle, Aneel made significant changes in its method for calculating technical losses, creating challenges for Cemig. The 2014 target was not met, but by only a small margin.
Improvement of these results depends on both manageable and non-manageable factors, and Cemig will continue to make efforts to improve the manageable factors, to meet the target. Approaches to the manageable factors include: study for proposals to reconfigure the high-voltage line system, focusing on reducing technical losses; participation in an overall, integrated planning of the electrical system; analysis of the reduction in technical losses provided by structural works;
executing the medium voltage reactive compensation plan, installing 225 automatic capacitor banks; checking the regularity of consumers’ metering equipment through onsite inspections; and replacement of obsolete or non-standard meters. Nonmanageable factors include: north-south flows; reservoir levels; load seasonality; and clandestine connections to the grid in non-regularized areas.
EU12
58

Distribution: total energy losses



12
11
10
9
8
7
6
5
4
3
2
1
0
11.04
10.25
11.11
11.25
11
2010
2011
2012
2013
2014

Technical losses in 2014 were assessed at 8.81%, and non-technical losses at 2.19%.

Aneel measures non-technical losses with reference to the low-voltage market. Taking this into account, non-technical losses for the low-voltage market invoiced by Cemig in 2014 were 5.81%.

Two highlights of action taken in 2014 to minimize technical losses:

- Investment in construction projects to strengthen the medium and low voltage electricity system, for a total of R$ 44.7 million; and investment of R$ 226.3 million to expand and strengthen the sub-transmission system (69 to 230 kV).
- The medium-voltage reactive compensation project: Preparation of a reactive compensation plan, for installation of 225 banks of automatic capacitors by 2016, (projected investment of R$ 9.0 million), with planned reduction of R$ 4.2 million in associated technical losses (corresponding to 23.6 GWh) per year.

Other action in the year has included: Prospecting of new network and conductor technologies; studies for circuit reconfiguration to increase the operating efficiency of the electricity system; and establishment of criteria for limiting levels of technical losses in medium and low voltage circuits.

The actions avoided generation of 3,197.4 tons of CO_2.

To reduce non-technical losses, R$ 10.23 million was invested in 2014 (through November) in inspection programs of 55,917 consumer units with suspected irregularities. Taking into account the potential for collection of payment for past supply and added future revenue resulting from regularization, Cemig estimates the gain from this campaign at R$ 65.2 million (corresponding to 153 GWh).

These actions avoided emissions totaling 20,729 tCO_2.

Other important aspects of the efforts in 2014 to reduce non-technical losses:

- The system of selection of target consumers was improved, including: development and use of statistical models to assist selectors; digital registry of process documents (e.g. Incident Reports, Inspection Reports, photos); and storage through appropriate document management ('Gedoc') software:
- these methods achieved a 27% success rate for inspections seeking inappropriate installations; the result was an energy gain of 1.39 MWh per inspection – this figure being 9.44% higher than in 2013.
- Systems for calculating irregularities, and inspection report management, were improved and automated – resulting in

59

a 28% increase in productivity.
Bills were sent for a total of 28,274 items of irregular consumption, with 98.70% compliance.
R$ 3.19 million was invested to replace 35,200 obsolete or non-standard meters, representing an increase in revenue of R$ 1.61 million (corresponding to 4.06 GWh);
A total of 1,468 illegal connections were legalized, representing a reduction of R$ 1.41 million (corresponding to 3.6
GWh) in losses.
Cemig’s Task Force to Prevent and Combat Commercial Losses worked with Civil and Military police departments, the
Public Prosecutor’s Office, government and the press, focusing on characterization of fraud, legalization of clandestine connections, and a communication program to raise the awareness of society about the damage caused by illegal connections.
NET PROFIT FOR THE PERIOD
Cemig reports net profit of R$ 3.137 billion for 2014, compared to net profit of R$ 3.104 billion in 2013 – or an increase of
1.06%.
The main changes in net profit are described as follows:
Net profit (R$ million)
2010 2011 2012 2013 2014
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
2,258
2,415
4,272
3,104 3,137
OPERATIONAL REVENUE
Operational revenue breaks down as follows:
D M A
EC2 EC1 G4-17
F I N A N C I A L R E S U L T S
60

OPERATIONAL REVENUES			
R$ thousand	2013	2014	Change %
Revenue from supply of electricity	14,741,288	17,232,105	16.9%
Revenue from use of the electricity distribution systems (TUSD)	1,007,802	854,945	-15.2%
CVA and Other financial components in tariff increases	-	1,106,675	-
Transmission revenue			
Transmission concession revenue	404,040	556,633	37.8%
Transmission construction revenue	91,176	80,358	-11.9%
Transmission indemnity revenue	20,673	420,013	1931.7%
Distribution construction revenue	883,801	861,437	-2.5%
Transactions in electricity on the CCEE	1,193,262	2,348,483	96.8%
Other operational revenues	1,047,583	1,704,609	62.7%
Taxes and charges applied to Revenue	-4,762,345	-5,625,680	18.1%
NET OPERATIONAL REVENUE	14,627,280	19,539,578	33.6%

Revenue from supply of electricity

Revenue from total sales of electricity in 2014 was R$ 17.232 billion – or 16.90% more than in 2013, when this revenue was R$ 14.741 billion.

Learn more about supply to Cemig's various client segments in the chapter on Clients and Consumers.

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig's own consumption, was R$ 14.922 billion in 2014 – or 18.46% more than in 2013 (R$ 12.597 billion).

The higher revenue in 2014 was the result of several factors:

- The annual tariff adjustment for Cemig D effective from April 8, 2013 (full effect in 2014), with average effect on consumer tariffs of 2.99%.
- The annual tariff adjustment for Cemig D effective from April 8, 2014, with average effect on tariffs for captive consumers of 14.76%.
- The quantity of electricity supplied to final consumers in 2014 – which was 8.66% higher in 2014.

Revenue from supply to other concession holders

Revenue from electricity sold to other concession holders in 2014 was R$ 2.310 billion, 7.74% more than in 2013 (R$ 2.144 billion).

Although the volume of electricity sold to other concession holders was 12.28% lower in the year, at 14,146,109 MWh, than in 2013 (16,127,376 MWh), the increase in revenue resulted from the average sale price being 20.68% higher, at R$ 159.16 per MWh in 2014, compared to R$ 132.94/MWh in 2013.

61

The increase in average price was mainly due to the reduction of supply of electricity in 2014, which in turn was the result of the lower level of reservoirs.
Revenue from Use of Distribution Systems (the TUSD charge)
This is revenue from charging of the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or
TUSD), to Free Consumers, for transport of electricity sold. In 2014 this revenue was R$ 855 million, 15.18% less than in 2013
(R$ 1.008 billion). The difference is mainly in Cemig Distribution, with: (a) lower industrial activity in the sector – reflected in
10.3% lower volume of energy transported; and (b) the tariff impact for Free Consumers as from April 8, 2013, with reduction of the TUSD by 33.22%, which began to be offset by the increase of 8.79% as from April 8, 2014.
The CVA Account and Other financial components in tariff increases
Due to the alteration in the concession contracts of the electricity distributors, the Company began to recognize the balances of non-manageable costs to be passed through to the next tariff adjustment of Cemig D, representing a revenue of R$ 1.107 billion in 2014. This is explained in detail in Explanatory Note 13 to the financial statements.
Revenue from transactions in the Electricity Trading Chamber (CCEE)
Revenue from transactions in electricity on the CCEE was R$ 2.348 billion in 2014, compared to R$ 1.193 billion in 2013 – an increase of 96.81%. This basically reflects the increase of 161.88% in the average price in the wholesale market, resulting from the low level of reservoirs of the hydroelectric plants in 2014 (R$ 688.89/MWh in 2014, compared to R$ 263.06/MWh in
2013).
Other operational revenues
Cemig’s other operational revenues are as follows:
The higher figure in 2014 was mainly due to inclusion of the revenue from supply of gas, R$ 422 million, because of the change in the accounting system due to consolidation of Gasmig, as from October 2014.
Taxes and charges applied to Revenue
Taxes and charges applied to revenue in 2014 were R$ 5.626 billion, or 18.12% higher than in 2013 (R$ 4.762 billion). This mainly reflects the increases in Revenue, to which they are applied.
OPERATIONAL COSTS AND EXPENSES (EXCLUDING FINANCIAL
REVENUE/EXPENSES)
OTHER OPERATIONAL REVENUES
R$ thousand 2013 2014 Change %
Supply of gas - 422,379 -
Charged services 9,793 11,136 13.7%
Telecoms services 126,638 134,672 6.3%
Services rendered 122,570 117,767 -3.9%
Subsidy payments received 672,562 790,011 17.5%
Rental and leasing 57,395 80,707 40.6%
Others 58,625 147,937 152.3%
TOTAL 1,047,583 1,704,609 62.7%
62

Operational costs and expenses, excluding Financial Revenue (expenses) in 2014 were R$ 14.451 billion, 28.6% more than in
2013 (R$ 11.232 billion). There is a breakdown of Operational costs and expenses in Explanatory note 25 to the financial statements.
The following paragraphs comment on the main variations:
Electricity purchased for resale
The expense on electricity purchased for resale in 2014 was R$ 7.428 billion, which compares to R$ 5.207 billion in 2013 – an increase of 42.65%. The main factors are:
The expense on purchase of electricity in the free market in 2014 was R$ 477 million higher, due to higher trading activity, and also due to the higher price of electricity in 2014 due to low reservoir levels at the hydroelectric plants.
Cemig D (Distribution) had involuntary exposure to the spot market in 2014, as well as being exposed to the higher price of electricity, due to the low levels of the hydroelectric plants’ reservoirs. This resulted in the company having an expense in this market of R$ 1.263 billion in 2014, compared to R$ 304 million in 2013.
The expense on electricity from Itaipu Binacional was 18.31% lower in 2014, at R$ 830 million in 2014, than in 2013
(R$ 1.016 billion), reflecting a volume of electricity purchased 28.74% lower, at 6,254,980 MWh in 2014, compared to
8,777,227 MWh in 2013. This electricity is priced in dollars, and the effect of this reduction in quantity was partially offset by the appreciation of the dollar against the Real in 2014. The average exchange rate for the dollar in invoices in
2014 was R$ 2.35, compared to R$ 2.16 in 2013 – an increase of 8.80%.
Charges for use of the transmission network
Charges for use of the transmission network totaled R$ 744 million in 2014, compared to R$ 575 million in 2013, an increase of 29.39%.
This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.
This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.
Operational provisions
Operational provisions in 2014 totaled R$ 581 million, compared to R$ 305 million in 2013, an increase of 90.49%. This arises mainly from the following items:
A provision of R$ 195 million made in 2014, comprising: R$ 166 million on the valuation of the put option for shares in
Parati, and R$ 29 million from the same effect in the put options, between Cemig GT and private pension plan entities, for shares in SAAG (investment in Madeira Energia). For more details please see Explanatory Note 14.
Provisions for employment-law legal actions R$ 71 million higher in 2014 (at R$ 242 million, compared to R$ 171 million in 2013). This mainly reflects a provision of R$ 127 million in 2014 resulting from the salary increase of 3% in real terms for the employees – which was the outcome of labor court arbitration, sought by representatives of the employees, on an annual collective employment agreement. More details are in Explanatory note 22.
Personnel
The expense on personnel was R$ 1.252 billion in 2014, 2.49% less than in 2013 (R$ 1.284 billion). This mainly reflects an extraordinary expense of R$ 78 million in 2013 on the PID Voluntary Retirement Program.
63

Raw materials and inputs for production of electricity

Expenses on raw materials and inputs for production of electricity in 2014 totaled R$ 282 million, compared with R$ 56 million in 2013 – an increase of 403.57%. This mainly reflects the need for acquisition of a higher quantity of fuel oil in 2014, for the Igarapé thermoelectric plant, which was dispatched more in this year due to the low level of water in the hydroelectric reservoirs.

Construction cost

Infrastructure Construction costs in 2014 were R$ 942 million, 3.38% less than in 2013 (R$ 975 million). This line records the Company's investment in assets of the concession in the period, and is fully offset by the line *Construction revenue*, in the same amount.

EBITDA (EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION)

Cemig's Ebitda was 23.06% higher in 2014 than 2013.

EBITDA – R$ '000	2013	2014	CHANGE %
Net profit for the period	3,104	3,137	1.1%
+ Provision for income tax and Social Contribution tax	950	1,343	41.4%
+ Financial revenue (expenses)	308	1,101	257.5%
+ Depreciation and amortization	824	801	-2.8%
EBITDA	5,186	6,382	23.1%

Ebitda margin in 2014 was 32.66%, which compares to 35.45% in 2013 – lower, among other factors, due to lower total equity gain in subsidiaries.

EBITDA (R$ million)



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
5,186
6,382
35.45
32.66
2013
2014
EBITDA - R$ million
EBITDA margin - %

INCOME TAX AND SOCIAL CONTRIBUTION TAX

64

In 2014, the expense on income tax and the Social Contribution tax totaled R$ 1.343 billion, on pre-tax profit of R$ 4.479 billion, an effective rate of 29.96%. In 2013, the expense on income tax and the Social Contribution tax totaled R$ 950 million, on pre-tax profit of R$ 4.054 billion, an effective rate of 23.43%.
In 2013, the expense on income tax and the Social Contribution tax totaled R$ 950 million, on pre-tax profit of R$ 4.054 billion, an effective rate of 23.43%. There is a reconciliation of these effective rates with the nominal tax rates in Explanatory Note 10 to the financial statements.
NET FINANCIAL REVENUE (EXPENSES)
Cemig reports financial expenses in 2014 of R$ 1.101 billion, which compares with a net financial expense of R$ 308 million in 2013.
In 2013 Cemig received final judgment in its favor, against which there is no further appeal, in its action challenging the legality of Paragraph 1º of Article 3 of Law 9718, of November 27, 1998, which had sought to expand the taxable calculation base for the Pasep and Cofins contributions on Financial revenue and Other non-operational revenues, in relation to the period 1999 through January 2004. In a consequent decision authorization was given to transfer the credit to its subsidiaries, as to 51.93% for Cemig D, and 48.07% for Cemig GT, and for these credits to be used to offset other federal taxes. Of the total gain of R$ 313,100, R$ 127,429 was recognized as reversal of Pasep and Cofins, and R$ 185,671 as revenue from monetary updating.
The breakdown of Financial Revenues and Expenses is in Explanatory Note 26 to the consolidated financial statements.
LIQUIDITY AND CAPITAL RESOURCES
Cemig’s business is capital intensive. Historically, the company has a need for capital to finance the construction of new generation facilities and expansion and modernization of the existing generation, transmission and distribution facilities.
Company’s liquidity requirements are also affected by its dividend policy. Cemig finances its liquidity and capital needs principally with cash generated by operations and, on a lesser scale, with funds from financing.
Cemig believes that present cash reserves, generated by operations, will, together with expected funds from financings, be sufficient to meet its liquidity needs over the next 12 months.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents at December 31, 2014 totaled R$ 887 million, compared to R$ 2.202 billion on December 31, 2013.
On December 31, 2014 none of our cash nor cash equivalents was in any other currencies than the Brazilian Real.
CASH FLOW FROM OPERATIONS
The totals of Net cash generated by operational activities in 2014 and 2013 were, respectively, R$ 3.734 million and R$ 3.515 billion. The higher net cash from operational activities in 2014 mainly reflects the higher net profit in 2014, after adjustment for items not affecting cash flow.
CASH USED IN INVESTMENT ACTIVITIES
The Company used net cash of R$ 4.299 billion in investment activities in 2014, compared to net cash inflow of R$ 2.503 billion from investment activities in 2013. This mainly represents the acquisitions of equity interests in 2014, in which the highlights were Renova, Madeira Energia and Gasmig. For more details please see Explanatory Note 14.
65

CASH FLOW IN FINANCING ACTIVITIES
Net cash flow consumed by financing activities in 2014 totaled R$ 750 million, comprising amortizations of financings totaling R$ 1.394 billion, and payments totaling R$ 3.917 billion in dividends and Interest on Equity, partially offset by receipt of funds totaling R$ 4.562 billion from financings.
Net cash flow consumed by financing activities in 2013 totaled R$ 5.735 billion, comprising amortizations of financings totaling R$ 3.601 billion, and payments of R$ 4.600 billion in dividends and Interest on Equity, partially offset by receipt of funds from financings totaling R$ 2.467 billion.
FUNDING AND DEBT MANAGEMENT POLICY
Cemig seeks to maintain its credit quality at satisfactory levels that denote low credit risk, to be able to benefit from financial costs that are compatible with the profitability of the business, and to show that the process of expansion of Cemig’s activities has been carried out in a sustainable way.
In 2014 total funding of R$ 4,562 million was raised, mainly for the significant program of investments, led by Renova and
Santo Antônio, and in the distribution business.
The details of funding raised are given in Explanatory Note 19 to the financial statements.
All issues by Cemig GT have the endorsement of its parent company, Cemig.
Bebt indexors at December 31, 2014
IPCA
CDI
IGP-M
RGR
URTJ
48%
42%
5%
4%
1%
The composition of Cemig D’s debt is a reflection of the sources of funding available to its subsidiaries – bank credit, used for rolling over of debt; and issues of debentures and promissory notes, in which a significant portion has been indexed to the local interest rate – and also its intention to avoid exposure to debt in foreign currency (currently 0.29%). The average cost of
Cemig’s debt is 7.05% p.a. in real terms.
The Company’s debt management centers on: lengthening of tenors; limitation of indebtedness to the levels specified by the by-laws (Net debt/Ebitda = 2 and Net debt/(Stockholders’ equity + Net debt) = 40%); reduction of the cost of financing; and
preservation of the Company’s payment capacity, while avoiding pressures on cash flows such as might suggest refinancing risk.
66

The Company’s debt at December 31, 2014 was R$ 13,509 million, with average tenor of 4.1 years. The concentration of maturities in 2015 results from short-term transactions made in 2014, and the Company expects it to be refinanced on satisfactory terms.
This chart shows the present amortization timetable:
Debt amortization timetable (R$ million)
2015 2016 2017 2018 2019 2020 2021 After 2021
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
5,500
6,000
6,500
5,921
2,139
1,701
1,324
567 707 702
1,079
In 2014 the risk rating agency Moody’s lowered its debt ratings for Cemig GT and Cemig D, from Baa3 to Ba1 and from Aa1.br to Aa2.br. Standard & Poor’s and Fitch made no change to their risk ratings for Cemig GT and Cemig D in the year.
DISTRIBUTION OF ADDED VALUE
The Distribution of Added Value (Distribuição do Valor Adicionado, or DVA) is an indicator of the Company’s importance for society in general, and a measure of the Company’s generation of wealth: the added value created in 2014 was measured as
R$ 13,209 million, compared to R$ 11,568 million in 2013.
67

Distribution of Added Value - 2013
Government
Personnel
Stockholders
Other
Retained
49%
13%
14% 11%
13%
Distribution of Added Value - 2014
Government
Personnel
Stockholders
Other
Retained
50%
12%
10%
14%
14%
CAPITAL MARKETS AND DIVIDENDS
Cemig’s shares were initially listed on the stock exchange of Minas Gerais State on October 14, 1960, and have been traded on the São Paulo stock exchange (Bovespa) since 1972 – under the tickers CMIG3 for the ON – common – shares, and
CMIG4 for the preferred shares (PN). Since October 2001 Cemig’s stock has been listed at Corporate Governance Level 1 on the São Paulo stock exchange (Bovespa). Since 1993, ADRs for Cemig shares have traded on the New York stock exchange
(tickers CIG and CIG.C) – and at Level 2, since 2001; and Cemig shares have traded on the Madrid stock exchange (as
XCMIG) since 2002.
Share prices
The closing prices of Cemig’s shares in São Paulo (Bovespa), New York (NYSE) and Madrid (Latibex) in 2013 and 2014 were as follows:

Total trading volume on the Bovespa in the preferred shares (CMIG4) in 2014 was R$ 17.7 billion, a daily average of approximately R$ 71.4 million. With this volume, our preferred share is one of the most traded on the Bovespa, providing investors with security and liquidity.
The average daily trading volume in ADRs representing the preferred shares on the New York stock exchange was the equivalent of the volumes traded in the Brazilian market when converted into Reais, which underlines Cemig’s position as a global investment option. In 2014 the ADR for the preferred shares (CIG) traded US$ 8.9 billion, with a daily average of approximately US$ 35.4 million.
Both of Cemig’s shares that trade on the Bovespa outperformed the Brazilian electricity sector index – the IEE – in 2014. The preferred shares (CMIG4) rose 16.06% and the common shares (CMIG3) 20.0%.
Share price variation in 2014
CMIG4 CMIG3 CIG CIG.C IBOV DJIA IEE
-3
0
3
6
9
12
15
18
21
24
16%
20%
1%
4%
-3%
8%
4%
Market capitalization is calculated as the totality of the company shares at market price on the closing day of each year.
SHARES TICKER CURRENCY CLOSE OF 2013 CLOSE OF 2014
Cemig PN CMIG4 R$ 14.01 13.14
Cemig ON CMIG3 R$ 14.2 13.8
ADR PN CIG US$ 5.86 4.9
ADR ON CIG.C US$ 6.39 5.35
Cemig PN (Latibex) XCMIG Euro 4.39 4.01

Cemig - Market Capitalization (R$ million)
2010 2011 2012 2013 2014
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
18,000
20,000
22,000
24,000
18,220
22,694
19,262
17,629
16,812
These charts show changes in our stock prices over recent years, compared to the Bovespa Index - IBOV and the Dow Jones
Industrial Average - DJIA:
6/1/2010
12/1/2010
6/1/2011
12/1/2011
6/1/2012
12/1/2012
6/1/2013
12/1/2013
6/1/2014
12/1/2014
-50
0
50
100
150
200
250
CMIG4 CMIG3 IBOV
1/30/2009 1/30/2015
March December September June March December September June
2010 2011 2012 2013 2014

6/1/2010
12/1/2010
6/1/2011
12/1/2011
6/1/2012
12/1/2012
6/1/2013
12/1/2013
6/1/2014
12/1/2014
-30
0
30
60
90
120
150
CIG CIG.C DJIA
1/30/2009 1/31/2015
March December September June March December September June
2010 2011 2012 2013 2014
Cemig’s Dividend Policy
Cemig, through its bylaws, assumes the undertaking to distribute a minimum dividend of 50% of the net profit for each year.
Additionally, extraordinary dividends can be distributed each two years, or more frequently, if cash availability permits.
The dividends are usually paid in two equal installments: by June 30 and December 30 of the year following the business year on the results of which they are based.
Dividends and Interest on Equity declared in corporate action by the Company during the year of 2014 reached R$ 4,394 million, as follows:
R$ 2,859 million relating to the profit reserve existing at the end of the 2013 business year:
R$ 1,704 million in extraordinary dividends (declared June 27, 2014);
R$ 1,100 million in extraordinary dividends (declared November 7, 2014); and;
R$ 545 million in additional dividends (declared on April 30, 2014);
R$ 230 million in Interest on Equity (declared on December 26, 2014), for the 2014 business year, to be accounted against the minimum obligatory dividend for 2014 – proposed to the Annual General Meeting of Stockholders in April
2015.

Dividend Yield (%)



24
22
20
18
16
14
12
10
8
10.4%
12.4%
22%
9.2%
23.5%
2010
2011
2012
2013
2014

Proposal for allocation of net profit

The Board of Directors will propose to the Annual General Meeting, to be held in April 2015, that the profit for 2014 fiscal year, in the amount of R$ 3,137 million, and the balance of retained earnings, related to realization of the Valuation Adjustments Reserve in the amount of R$ 71 million, should be allocated as follows:

- R$ 797 million, corresponding to 25% of the net profit, as dividends, by December 31, 2015, as follows:
  - R$ 230 million in Interest on Equity;
  - R$ 567 million as complementary dividends;
- R$ 2,411 million to be held in Stockholders' equity as follows:
  - R$ 798 million corresponding to 25% of the net profit, to be held in the Reserve for obligatory dividend not distributed, to for payment as and when the Company's financial situation permits;
  - R$ 1,584 million in the Retained profits reserve, to fund the Company's consolidated planned investments in 2015, as per a capital budget; and
  - R$ 29 million in the Tax incentive reserve, for tax incentives ascertained in 2014 as a result of investment in the region of Sudene.

INTERNAL PUBLIC

CEMIG'S INTERNAL PUBLIC DMA

Cemig's management of its internal public aims to enhance employee well-being in a manner aligned with continuous improvement in organizational performance. Thus it is focused on development, analysis and improvement of the employees, the entrepreneurial structure, and the working conditions – with a permanent emphasis on employee health and safety. These principles, are indeed fundamental assets. In particular, our Human Resources Policy – especially in relation to work safety, occupational health and wellbeing, the Code of Conduct and Ethical Principles, and other manuals and internal guidelines – ensures standardized actions and decision-making encompassing all Cemig employees.

72

Development and decisions on the Company’s Human Resources Policy and its related management processes regard the employees’ well-being as a central factor, as well as the question of financial return for the Company. The Internal Instruction
Manual is one of management’s tools, offering standardized guidance on subjects such as recruitment and selection, career and compensation management, attendance, and workplace accidents, with instructions available to all employees.
Another tool used to manage these concerns is the Organizational Climate Survey, which is also particularly useful as a source of data. In 2014 the survey used a new method – validated by the consulting organization Great Place to Work –
based on the concept that an excellent workplace environment is one that emerges from the relationships that the employees experience in their day-to-day work. The model for the analysis was based on central principles such as trust, credible leadership, and employees feeling they are treated impartially and with respect, coupled with the pride they feel toward their work, and peer-to-peer relationships. The Company’s score was 63.7, with positive highlights in: safety; recognition of the importance of one’s work for the company; and good personal treatment regardless of color, race or gender. Key points for improvement indicated by the survey were: transparency; and relationship with and recognition from people in leadership positions. Improving the organizational climate leads to increased workforce productivity and, consequently, better results for the Company.
Noteworthy among the 13 actions based on results of the 2014 Climate Survey were: progress in revision of the Jobs and
Remuneration Plan; continuation of reformulation of the succession management process; continued improvement of the performance management process, concentrated on employee development; implementation of the new tool for Internal
Mobility; and structuring of knowledge management initiatives. The labor union and other employees monitor all action related to the Jobs and Remuneration Plan through presentations and updates.
In 2014 Cemig and union groups signed a ‘Health and Safety Compact’, to plan and implement creation of an interactive process based on trust, respect and active staff participation in matters relating to employee health and safety, as reflected in the ‘Live Wire – Powered Up’ (Linha Viva – Energizada) program.
Continuing programs from 2014, a variety of goals and targets have been mapped out for 2015. These include completion and implementation of processes that will have a strong impact on personnel management, deriving from action plans drawn up on the basis of indicators, surveys and interviews by HR staff members (e.g. health professionals, social workers and technical instructors).
STAFF PROFILE
In addition to administering its own staff, the Company also manages employment contracts and relations with workers hired as temporary labor, apprentices that are minors, and trainees. Temporary work contracts are those that provide for specific, temporary conditions of a limited duration, for which there is no possibility of filling the opening in any other way; the trainee program seeks to offer professional development opportunities for students enrolled in universities and technical study programs, by joining theory and practice; and the Cemig-Cesam Apprenticeship Program offers teenagers from poor backgrounds a chance to develop new skills through professional apprenticeships under the supervision of Cemig employeetutors.
This table shows a profile of the Company’s workforce.
LA12 LA1 G4-10

Only one employee of Cemig is not bsed in the Southeast region; all others work in the state of Minas Gerais. Of the total headcount, 231 people, or 2.92%, have disabilities. This table gives the breakdown of employees by gender, race and employment category:
Employees by race and gender
0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500
Yellow
White
Mixed
Black
Indigenous
Not stated
5
782
252
32
0
16
23
4,461
1,933
329
8
81
Female Male
CEMIG’S OWN EMPLOYEES
Year
Leadership position Higher education Technical level
Male Female Male Female Male Female
2014
212 29 1,050 288 5,572 770
241 1,338 6,342
2013
212 31 1,053 290 5,614 721
243 1,343 6,335
2012
251 35 924 235 6,104 819
286 1,159 6,923
Temporary
Year
Temporary labor Interns Underage apprentices
Male Female Male Female Male Female
2014
9 15 140 137 96 71
24 277 167
2013
149 252 171 165 117 138
401 336 255
2012
204 271 257 248 123 132
475 505 255
Year
Total
Male Female
2014
6,835 1,087
7,922
2013
6,880 1,042
7,922
2012
7,279 1,089
8,368

Employees by category
Technical / operational
University graduate
Leadership position
6,343
1,338
241
Of employees as a whole, the largest number are in the 41 to 50 age range. In senior management, 78% are over the age of
50, as shown:
Ages of Executive Officers and Board Members
Under 30
From 30 to 50
Over 50
4%
18%
78%

Employees by age group
Over 50
41 to 50
31 to 40
up to 30
1,482
3,889
1,733
818
Outsourced workers are managed on the basis of the specific contracts that they make with the individual departments that contract them. This also applies to health and safety issues, which are present at the various stages of contracting. More details are available in the item Suppliers.
With the new conditions of regulation in the sector, Cemig continues to seek greater efficiency and ever-closer alignment with sector standards and benchmarks. The policy to assist retirement for employees already qualifying continued in 2014. Based on studies and planning in line with corporate strategy, the Company hired new employees to fill vacancies resulting from retirements under the Early Retirement Plan of 2013, restoring the balance of numbers and technical resources.
In 2014, the overall staff turnover percentage was 2.71%. A total of 207 new employees were hired under public exams –
37.68% were women, 62.32% men – and 217 people left the Company, 15.67% women and 84.33%, men. The considerable
(11.32%) variation from the previous year is because there was an early retirement plan in 2013 (though none in 2014). The higher percentage of terminations in 2014 reflects the much larger (61.3% higher) volume of applications for retirement.
This movement had a direct effect on staff training and development – for which the aim, as shown in the corporate strategic map, is sustainable development of strategic skills. In addition to providing training for the new employees, these efforts sought to retain the critical knowledge of those who left the Company in 2014.
DIVERSITY AND EQUALITY OF OPPORTUNITY
One of Cemig’s principal values is a commitment to Ethics. This is a value of such importance to Cemig that in its Declaration of Ethical Principles and Code of Professional Conduct, under Principle No. 4 (‘Professional Integrity’), the Company
undertakes to foster diversity and non-discrimination on grounds of race, gender, appearance, age, religion, political ideology or time of employment with the Company.
Cemig is a signatory of the United Nations’ Global Compact, which encourages practices to eliminate any kind of employment discrimination. It has issued a Corporate Social Responsibility booklet disseminating practices specified in the Compact and in Social Accountability standard 8000 – SA 8000, which encourages creation of good and dignified working conditions.
Concerned to meet employees’ needs, Cemig offers guidance and support through its Employees with Disabilities Program.
This benefit reimburses 50% of certain expenses of employees who are physically handicapped, or of physically and/or mentally handicapped dependents. These expenses may be for tuition at special schools, a variety of therapy options (art
GC2 GC1 GC6 LA12

therapy, music therapy, play therapy, hydrotherapy, equine therapy, swimming, physiotherapy, speech/hearing therapy), prostheses, disposable diapers, or other needs, subject to prior analysis by the Company’s Medical Department.
Situations thought to involve discrimination can be reported through the Company’s anonymous complaint hotline. In 2014, the Ethics Commission received no complaints concerning discrimination.
A traditionally male working environment, Cemig has sought to hire and encourage women to join its staff in both technical and management positions. It offers equal opportunity and differentiated benefits, such as pre-natal, post-partum and newborn care in the first three months of life, and daycare assistance.
The Company employs 1,087 women engaged in jobs ranging from technical and operational duties to executive management positions. Of this total, 26.13% are black or of mixed race. The women in the Company have a higher level of schooling than the men: 57.77% of all women at the Company have university training, and only 30.66% of the men. In senior management, women are 3.57% of the Board of Directors, and 9.09% of the Executive Board.
At Cemig, men and women have equal prospects for promotion, and the fact that women assume a higher degree of family responsibility than men, which sometimes has an impact on individual availability, does not constitute a disadvantage. There have even been cases of appointing a woman to a managerial position while she was on maternity leave, and on the first day back from maternity leave – demonstrating that the Company truly respects the particularities of a woman’s situation. At the end of the day, what really matters is an individual’s professional profile and job qualifications.
The next charts show ratios between salaries and compensation of men and women in Cemig:
Base salary: women’s as proportion of men’s
Leadership Positions University Level Technical/Operational
0
0.10
0.20
0.30
0.40
0.50
0.60
0.70
0.80
0.90
1
1.10
1.01
0.90
1.03
LA13 HR3

Total compensation women’s as a proportion os men’s
Leadership Positions University Level Technical/Operational
0
0.10
0.20
0.30
0.40
0.50
0.60
0.70
0.80
0.90
1
1.10
1
0.85 0.85
The average compensation for women is lower than the average for men in two categories – University Level, and
Technical/administrative/operational Level. This reflects the higher number of men who work in situations exposed to risk, entitling them to hazardous-duty pay differentials.
COMPENSATION, BENEFITS AND PREPARATION FOR RETIREMENT
Intending at all times to maximize its attractiveness as an employer, Cemig’s compensation strategy aims for a positioning that is compatible with the market, offering competitive benefits and programs fostering employee welfare. Its Jobs and
Compensation Plan describes job positions based on their nature and complexity, as well as the knowledge an applicant needs to do the work. Compensation levels are determined by a specific method taking into account assessment of responsibilities. The Jobs and Compensation Plan is currently under review, with completion expected in mid-2015 (an extension of the original deadline from end-2014). It will aim to adjust the plan to new developments in the business, in alignment with the other HR processes – aiming always to attract, develop and retain the best professional talent. The Jobs and Compensation Plan also sets criteria for horizontal and vertical advancement, which take into account employee performance, among other factors.
Ratios between the lowest base salary paid by Cemig and the current minimum wage, for operational employees, such as
Overhead Line Electricians, are shown below – based on the pay scales in effect on December 31, 2014.
Since 1997 Cemig has paid profit shares to its employees. The Profit Sharing Plan (Participação nos Lucros e Resultados, or
PLR) is based on meeting corporate targets that ensure alignment with strategic goals. In addition to this trigger, only employees who score a minimum weighted average percentage in meeting their specific corporate targets are eligible for variable compensation. Payment of PLR is calculated in multiples of salary, which vary with the levels of responsibility within the organizational structure.
In addition to its compensation programs, Cemig offers a series of benefits managed by itself, by its pension plan, Forluz, and by its health plan (Cemig Saúde). These include:
COMPANY CEMIG H CEMIG GT CEMIG D
(Lowest base salary) / (minimum salary in effect) on Dec. 31, 2014 3.54 2.13 2.00
(Lowest compensation) / (minimum salary in effect) on Dec. 31, 2014 3.58 2.77 2.60
LA2 EU15 EC5 LA10 EC3 LA2

- *Benefits administered directly by Cemig:* Advance against monthly salary paid on the 15th of the month; advance against Christmas bonus any month of the year at employee's request; vacation loans; reimbursement of certain expenses of employees and/or dependents with disabilities; education assistance; funeral assistance; paternity leave (in cases of illness incapacitating the mother); salary supplement for employees on INSS leave of absence; five consecutive days' leave for civil marriage, instead of the 3 days granted by law; 5 days' leave to care for a sick relative; meal/food vouchers maintained for 6 months if absent from work due to illness, and for 30 months if due to a workplace accident.
- *Private pension plan benefits* administered by *Forluz.*
- *Benefits administered by Cemig Saúde:* Health expenses for medical consultations, tests, outpatient care, hospital admissions, surgery, obstetric care and dental treatments for employees and dependents. Cemig also offers health improvement programs, administered by *Cemig Saúde,* such as the anti-smoking program 'Fresh Air' (*Novos Ares*) and the obesity program 'Weight in the Balance' (*Peso em Equilíbrio*).

Cemig also offers a voluntary Retirement Preparation Seminar. Employees may also sign up an adult who is a family member or close friend. This is an opportunity to discuss the moment of retirement and its repercussions at the personal and family level; receive a medical and psychological assessment for this phase of life; and attend presentations on activities such as entrepreneurship and volunteer work. Nine of these events were held in 2014, with 246 participants. Forluz offers a *Retirement and Finance Education Program* ('*Para Viver Melhor*') which addresses questions such as budget management, investments, getting out of debt and how to live better within one's financial possibilities. The table below shows the percentages of employees meeting the conditions for retirement, now and by 2024.

EMPLOYEES WHO ARE ENTITLED TO RETIRE (%)					
FROM 2015 TO 2019			FROM 2020 TO 2024		
LEADER	UNIVERSITY DEGREE	TECH OP LEVEL	LEADER	UNIVERSITY DEGREE	TECH OP LEVEL
1.14	3.16	13.61	1.02	3.40	19.04

ORGANIZATIONAL LEARNING

EU14 EU18

Cemig invests continuously in building and managing corporate knowledge. Cemig's corporate university, *UniverCemig,* has been reformulating corporate training processes. Since its foundation in 2008 it has forged alliances and streamlined company training systems and activities. The changes gradually implemented include a survey of demands, simplification of corporate instructions and administration of the knowledge that is critical to sustainability of the business.

Training actions are designed to respond to corporate initiatives, performance evaluation, the annual needs survey and research into problem situations affecting business areas. These complementary alternatives make it possible to act on key points of attention in developing individual and corporate skills and knowledge. In this context, in addition to formal training, UniverCemig has taken part in a variety of Corporate Education and Knowledge Management initiatives. In 2014, as well as training technical staff, it has taken strong initiatives with partnerships in areas of strategic support, which have resulted in training sessions on information security, the anticorruption law and prudent investment.

Another initiative has been the development of a methodology for identifying and retaining critical knowledge. This involves mapping of critical knowledge and skills – to mitigate the risk of loss of productivity resulting from employees leaving the company or changing jobs.

UniverCemig has been steadily moving closer to Cemig employees through improvement and adaptation of the SAP Learning platform. This is one more step toward streamlining and optimizing of systems, and will enable staff to directly access and manage their own training via the intranet, while giving UniverCemig more effective control and oversight of training activities.

79

In addition, in light of the importance of developing its value chain, the Company offers discounts through UniverCemig on courses for its suppliers so they can develop and train their employees. Widening the attention focused on this constituency, and seeking to upgrade the teams that have been hired, UniverCemig and the engineering and job safety departments have drawn up a matrix of training sessions for companies contracted by Cemig. Some 2,204 employees from other companies took part in 2014, totaling 62,255 training hours and providing billing of R$ 669,000 for Cemig. The effect of these activities is to improve Cemig’s customer service, guide training of suppliers’ future electricians, enable improvements in the quality of the
Company’s distribution services, and help improve health and safety conditions for the workforce. UniverCemig training is an option for suppliers and can be made available to companies that are not associated with the group.
The impact of this commitment to corporate development can be seen in the quantitative results obtained. In 2014,
UniverCemig offered 24,700 participations and 384,917 man-hours of training for Cemig’s own employees. The total invested in training and development activities (including training for employees outside UniverCemig) was R$ 37.5 million, which breaks down to R$ 4,742.25 per Cemig employee. In addition to the number of training hours, it is important to assess program effectiveness. To this end, Cemig has developed a Training Efficiency Index – which achieved a score of 96.1% in
2014, higher than the 95% target set for the year.
Hours of training, by gender
Female
Male
9%
91%
LA9

Average hours of training, per employee, per category
Leadership University level Technical level Cemig
0
5
10
15
20
25
30
35
40
45
50
55
60
65
39.40
60.20
47.46
49.37
The training target established for 2014 was 47 hours per employee, and it was exceeded.
The distance training program offered by UniverCemig is another option for transmitting information and knowledge on matters of wide interest quickly to a large audience. In 2014, Cemig invested R$ 59,977.00 in distance training, for a total of
13,448 employee participations, saving some R$ 2.2 million in expenses that would have been incurred for in-person training.
Another development program with results beneficial to both employees and the company is the training in Defensive,
Effective and Responsible Driving. Cemig has teams on streets and highways 24 hours a day, contributing to essential driver awareness and skills to prevent traffic accidents, injuries and fatalities. In 2014, 1,117 employees took the course Defensive
Driving for Cars and Light trucks; 346 employees enrolled in Defensive Driving for Heavy Vehicles; and 305 employees took the course in Driving a 4x4 under Adverse Conditions. The increase in employee awareness of traffic safety can be seen in the decline in the number of events per driver involving excessive speed in dry weather (75.3%) and in rainy weather (87.3%) –
which helped reduce accidents involving company vehicles by nearly 23% in 2014 from 2013.
Outsourced sub-contractors providing security for Cemig’s industrial and other property were given training and updating courses in 2014 including aspects of human rights. One of the aims of this program is to expand political and practical understanding of affirmation of Human Rights, perceiving the complexity and diversity of human beings and their rights. This also includes respect for diversity of sexual orientation and the rights of women (combating gender violence), children, teenagers, the elderly and individuals with special needs – in other words combating all discriminatory practices in the workplace. In 2014, 100% of the company’s 198 security guards were trained in matters involving occupational health and safety and human rights, accounting for 64.71% of Cemig’s full security staff.
PERFORMANCE MANAGEMENT
The aim of Cemig’s performance management is to link personnel management to organizational strategy by establishing targets and agreements for individual development. At Cemig, this process is accomplished through application of multidimensional performance evaluations and goals. For goal assessment, every year each employee is evaluated on the basis of previously agreed targets, both corporate as well as specific; the results are reflected in variable compensation to be awarded individually. All employees also are the subject of annual multidimensional evaluations. For technical administrative/operational and university level staff, the multidimensional assessment makes use of the 180° method. Those in management are subject to a 360° appraisal – involving self-evaluation and assessment by peers, direct superiors, clients
LA11 HR2 HR7

and subordinates.
Due to changes in performance evaluation methods, this process did not take place in the 2013/2014 cycle. Budget allocations for individual salary adjustments were based on the result of the performance evaluation for the three previous cycles. On this basis, in 2014, of 1,634 employees eligible for individual salary increments, 729 were awarded an adjustment –
or 44.61% of those eligible, and 9.20% of all Cemig employees. Performance management is being improved, with all enhancements scheduled to be implemented before the end of 2015.
LABOR AND UNION RELATIONS
Through its public adherence to the Global Compact, and also internally through its Human Resources Policy, Cemig recognizes unions as legitimate representatives of employees, and respects employees’ union affiliation choices. The
Company has set up a specific department to deal with labor union relations, and maintains constant contact with these entities, seeking always to use all means that are acceptable from a business point of view to achieve negotiated solutions in an ethical and respectful fashion.
The negotiations for the current Collective Bargaining Agreement (ACT - Acordo Coletivo de Trabalho), valid for the
2014/2015 period, between the Company and the unions are underway, with the parties engaged in evaluating the economic clauses, which may be revised annually, in accordance with a decision by the Regional Employment-law Appeal Court (TRT).
As per this ACT, the Company brought forward a 6.34% salary adjustment, and adjusted the economic clauses by the same percentage, while also granting additional meal vouchers. The 2014/2015 ACT to be signed, as well as the TRT’s Regulatory
Judgment, covers 100% of employees.
The Regulatory Judgment maintained the same points in the ACTs as in previous years: payment of day-shift and night-shift overtime; bonuses; a ceiling for financial aid for technical courses or university study; advance payment of the first installment of the end-of-year Bonus; assistance benefits; paid time for union leaders to transact union business, with provisional job stability; funding allocations for salary adjustments in accordance with the Jobs and Compensation Plan;
regulations for the Internal Accident Prevention Committees, to include union participation; medical health inventory;
oversight of contractors with regard to job safety; and notification of serious or fatal accidents.
Cemig considers the right to strike legitimate. However, since Cemig provides essential public services, Law 7783 of 1999 requires union entities or workers to give 72 hours’ formal prior notice. During the negotiations held in 2014, when discussing renewal of the economic clauses in the regulatory judgment, there was a one-day work stoppage, in which approximately 10%
of the employees participated.
If a strike does occur, the Company has an Operational Emergency Committee, responsible for a Contingency Plan to maintain the Company’s essential services.
In union relations, Cemig:
allows total freedom of participation in unions by employees, even offering the service of discounting a union contribution from payroll and paying it to the union;
has 161 current employees serving as officers of unions representing staff;
has 131 employees who have been granted provisional job stability due to their union activities; and
has rules for conduct of sector meetings between union representatives and employees at Company facilities, and rules ensuring access for union leaders to Company facilities, in compliance with ILO Convention 135.
OCCUPATIONAL SAFETY, HEALTH AND WELL-BEING
In keeping with the first principle of its Declaration of Ethical Principles and Code of Professional Conduct, Cemig’s policy for
Occupational Safety, Health and Well-being policy (OSHW) translates one of the goals from the Company’s corporate
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strategic map: to make Safety a key corporate value. This policy establishes the issue as being of major significance to the
Company’s business and for appropriate protection of its entire workforce, including own, sub-contracted and outsourced employees. Performance in OSHW directly affects the organizational climate, and can also have an impact on the Company’s brand and reputation, as well as creating legal and labor contingencies.
Identification, assessment and control of risks to safety, health and well-being are important principles of Company policy.
Other key precepts are: a proactive approach to actions for prevention; compliance with legislation and internal standards;
workers’ right to refuse exposure to unsafe situations; and responsibility of the employee, regardless of rank, for failing to live up to the commitment to promote Safety, Health and Well-being.
As a ramification of this policy, Cemig:
– posts the OSHW Technical Manual, containing a series of mandatory internal instructions, on its Intranet;
– conducts periodic audits and establishes criteria and procedures for holding people liable and imposing penalties for failure to uphold policy, standards, instructions, procedures or orientations; and
– posts other information and campaigns on its website to encourage practices that can steadily reduce the number of accidents and cases of illness, not only in Cemig but in the industry as a whole, and also for clients.
As a result of this management strategy, at the end of 2013 the Health and Safety Compact was signed, which resulted in the formation of a task force in early 2014, made up of Cemig and union representatives, to foster joint actions to consolidate
Safety as a company value, and to make considerations of health and safety a flourishing component of the organizational climate. Nine meetings were held over the course of the year, resulting in the following highlights:
improvement in the flow of communication between teams of Live Wire electricians and the Distribution Operations
Center (COD), including dissemination of information, changes of methodology and input of human and technological resources;
improvements in training, information distribution and organization of electricians’ work;
implementation in Belo Horizonte of a pilot project in Work Gymnastics, to fortify the bone structure of the Live Wire electricians;
study of ergonomic improvements in the forthcoming refurbishment of Cemig’s vehicle fleet;
study of the Jobs and Compensation Plan;
a Live Wire Workshop, with participation by representatives of all Live Wire electrician crews, to discuss issues addressed by the Health and Safety Compact.
In addition, aiming to achieve more precise and proactive control in managing risks of workplace situations, Cemig is implementing a new management model, called Hira-Cemig. It develops scenarios through numeric risk profiles that take into account: a) existing hazards; b) the probability of hazards resulting in harm to people; c) mitigation through existing control measures; and d) increased potential of risks as a result of psycho-social hazards. Based on international standards and models, the new model allows for management of internal and external changes, verification of compliance with the legislation in force, planning and implementation of new measures for control, their validation with workers and direct supervisors, and identification of ergonomic demands, when analysts discover a need to dissect production processes in their search for solutions.
Cemig also has a variety of other tools that help in managing and monitoring OSHW at the Company, such as:
Risk analysis, carried out prior to each operational activity. The specific aspects of each situation are taken into account, including workers’ physical and mental condition in the period before they start the activity;
the Monitoring and Auditing System for Analysis of Safety Practices (SIMASP), which standardizes and streamlines work safety inspections and provides data for the Safety Practice Indicator (ISP) – a measure of compliance with occupational safety and health requirements and procedures in the work of the company’s own staff and sub-

contractors; .
the Job Risk and Accident Monitoring System (SMART), which is run each month for accident management, generating statistical reports based on the registration of accidents, broken down by type;
the Environmental Risk Prevention Program (PPRA), required by law: this is executed annually at each company facility, and consists of anticipating, recognizing, evaluating and controlling physical, chemical and biological risks, serving as one of the sources for drawing up Hira-Cemig risk profiles;
the Interlude for Safety – a forum held monthly for presenting and discussing issues relating to OSHW, and sometimes used for alignment with policy and dissemination of information. The meetings in late 2014 dealt with the subjects Electricity (NR-10), Confined Spaces (NR-33) and Working at Heights (NR-35).
Other tools for monitoring employee health and well-being include periodic and special medical inventories, psychological evaluations and social inventories, conducted locally where employees are on duty.
In 2014, a joint study was conducted in areas affected by the Law 12,783 of 2013, which resulted in Cemig returning control of certain hydroelectric plants to the federal government. Some 200 employees took part in this study, consisting of three phases:
Emotional reaction / acceptance;
Study of the group expectations in relation to Cemig;
Listing of individual expectations.
The Inner Happiness and Well-being program (FIB) was extended, which seeks to heighten Cemig employees’ collective and individual sense of well-being. FIB uses bio-psychological techniques based on body-and-mind science. .
Some of
the practices have also even been included in courses at UniverCemig. Another ongoing health promotion program run by the
Company is Vital Energy, whose chief aim is to raise employee awareness on the importance of the quality of life at home as well as at work. A detailed description of this and other programs can be accessed here.
In light of technological developments in the electricity sector, with a consequent need for review of working methods, the
Company maintains internal committees that address technical matters directly or indirectly related to OSHW issues, in addition to actively participating in a variety of working groups at the national level, as well as on ABNT (Brazilian Technical
Standards Association) commissions and study groups.
Cemig operates 73 Internal Accident Prevention Committees (CIPAs), which cover 100% of all employees and are made up of their representatives, employers and union groups. They operate autonomously and independently to work on prevention of accidents and occupational diseases.
Results of Indicators
As a result of various company actions and programs oriented towards matters of Occupational Safety, Health and Wellbeing, accident indicators have shown a steady downward trend in the past 10 years, both for the company’s own staff and for sub-contractors.
Cemig has a computerized system in which all accidents occurring on the Company’s premises involving its own staff, subcontractors or subcontracting firms are registered, as are accidents involving the public in the Company’s concession area.
Accident Frequency and Severity Rates are monitored, with the adoption of the guidelines referenced in Brazilian Standard
ABNT NBR 14280.
Data on sub-contractors are managed by the contracting departments.
Specific physical exercises stimulate the balanced functioning of the body’s glands, which results in the achievement of physical and psychological well-being, as scientifically proven.
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ACCIDENT TYPE	CATEGORY	2012	2013	2014
Workplace accidents without lost time	Own employees	47	38	36
	Outsourced	194	159	119
	Total	241	197	155
Workplace accidents with lost time	Own employees	16	23	24
	Outsourced	169	90	75
	Total	185	113	99
Occupational diseases	Own employees	1	-	-
	Outsourced	ND	ND	ND
	Total	ND	ND	ND
Lost days	Own employees	639	411	886
	Outsourced	1,627	2,427	1,937
	Total	2,266	2,838	2,823
Absenteeism rate	Own employees	1.50	1	1
	Outsourced	ND	ND	ND
	Total	ND	ND	ND
Work-related fatalities	Own employees	-	1	-
	Outsourced	2	3	2
	Total	2	4	2

The two fatalities occurred in 2014, in a single event, where two employees of a subcontracting firm were on a motorbike and were involved in a traffic accident (collision). The Company and its sub-contractors have a variety of actions, campaigns and training methods in place, focused on prevention of traffic accidents.

Cemig's Lost-Time Injury Frequency Rate – the LTFR indicator – for all workers in 2014 was 2.03, an all-time low for the Company, and within the target set for the year. The indicator for sub-contractors was 2.13, and for the Company's own staff, 1.70. These figures are in accordance with ABNT NBR Standard 14280, which Cemig adopts. Cemig's figures for LTFR on the US 200,000-man-hour basis are as follows:

SAFETY INDICATORS US 200,000 CRITERION	2010	2011	2012	2013	2014
LTFR – Own employees	0.40	0.25	0.23	0.34	0.34
LTFR – Outsourced	0.53	0.76	0.51	0.45	0.42
LTFR – Labor force	0.58	0.63	0.44	0.42	0.40

SUPPLIERS AND CONTRACTORS

MANAGEMENT OF SUPPLIERS DMA

HR4 HR5 HR6 G4-12

Three main documents – Cemig's Supply Policy; its Declaration of Ethical Principles and Code of Professional Conduct; and its Anti-fraud Policy – orient Cemig's relations with the supply chain, backed and expressed by the Supplier Relations Manual, permanently available on Cemig's *Suppliers'* website – which was inaugurated in 2009 during the First Cemig Suppliers' Meeting.

Based on these policies, principles and guidelines, five priority commitments have been defined as a strategy for managing the supply chain: (1) commitment to the public good, and respect for the principles of legality; (2) commitment to business ethics; (3) commitment to equality before the law; (4) commitment to transparency; and (5) commitment to social and environmental responsibility.

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These pledges are in keeping with the Principles of the UN’s Global Compact, of which Cemig is a signatory.
Because its controlling stockholder is in the public sector, and is thus subject to the Law on Public Competitions (Law
8666/1993), Cemig does not engage in direct contracting of suppliers, nor does it preferentially hire local suppliers. However, a large number of local suppliers are registered on the website, and 62,103 of the 77,433 suppliers listed there in 2014 were from the Company’s home state of Minas Gerais, or 80.2% of the total. The proportion of outlays with local suppliers in 2014 was 79.39% for materials acquisitions, and 81.13% for services, so that overall 80.37% of expenditure goes to Minas Gerais suppliers.
The supplier relationship begins with a rigorous registration process, in which candidates must satisfy legal, technical, financial, social, environmental and health and safety criteria to participate in tenders.
Bids must be in compliance with the terms of calls for bids, and the required documents must be submitted upon signing of the contract, which includes environmental, social and governance clauses. Candidates must pass the Technical Industrial
Evaluation (ATI) – for suppliers of materials, or the Technical Contractor Evaluation (ATE) - for the service suppliers, and be compliant with the Social-environmental Responsibility practices specified in the SA 8000, ISO 14001, OHSAS 18001 standards and the Global Compact. In 2014, 63 ATI visits to register suppliers and 74 ATE visits to register contractors were conducted, all of them including environmental requirements.
Processes for registration, bidding and contracts will not be completed if the supplier is not compliant with all the employment, tax and environmental legislation. Selection of suppliers is by competitive bid, since the Company is subject to
Law 8666, and therefore a bidder may be excluded if not compliant with legal requirements – such as the law against child labor, or other degrading or compulsory labor, and the clauses protecting human rights. Cemig encourages certain other supplementary items, such as implementation of ISO standards for Social and/or Environmental Responsibility, so that its value chain will disseminate good practices.
As described in the Chapter on Ethical Conduct, starting in January 2015 Cemig has included drafting on all contracts requiring the supplier to undertake: “to be aware of and comply with the rules specified in Law 12,846/2013, of August 1, 2013
(the ‘Anti-corruption Law’); to abstain from committing acts likely to be harmful to the public administration; and to report the practice of any irregularities of which it may be aware through the reporting channels made available by the contracting party.”
These requirements are constantly checked during execution of contracts, to see whether the conditions laid down in the call for bids are being maintained – in all the supply chains. And payment for services rendered is contingent on submission of documents proving payment of the employment-law-related charges on payroll, and of the employees’ salaries themselves –
so that contractual penalties can be applied if a supplier is not meeting its social obligations.
Cemig’s principal action in relation to its supply chain is preventive (during the registration phase); but there are mechanisms for mitigation (fines, and cancellation of contract) and remediation (for example follow-up on termination of employees of sub-contracted companies).
A further procedure has recently been formalized: an assessment of risks to sustainability in the supply chain, in all purchasing processes in progress at Cemig and its subsidiaries. This assessment examines any economic, environmental and social responsibility risks to which the company is exposed due to the actions of its suppliers. These risks could cause damage to Cemig’s brand, image or reputation in the eyes of the numerous stakeholders, or losses relating to the market and the Company’s competitiveness, with the possibility even of criminal or civil liability being urged against the Company. The
Company also seeks to use management of the supply chain as an opportunity to improve its financial performance over the long term.
Accordingly, the company has identified which of its suppliers have high sustainability risk, considering the potential negative impacts that could result from serious non-compliances on their part. The identification of materials, services and suppliers
LA14 EN32 HR10 GC10 GC6 GC5 GC4 EC9

that pose a high risk to sustainability is reviewed annually, prompting follow-up and oversight of suppliers from the registration stage through to technical evaluation and oversight of contract execution.
For already approved suppliers, there are extensive requirements and diligence involved in mapping potential risks, and the probability of their realization, and their tangible and intangible impacts in terms of financial value or of strategic importance to the Company. This analysis is conducted to measure risks and losses that could result from failures, in the supply chain, to uphold environmental, social and governance legislation and requirements.
Among factors considered as having the potential to generate negative impacts are: environmental operating permits, products and services, waste management, water use permits, fundamental human rights considerations, child labor and compulsory labor, freedom of association, working, occupational health and safety conditions, business ethics, corruption and anti-trust practices.
To prevent and mitigate risk, the Company adopts risk management measures that, primarily, include transparency in all bidding processes. In addition, Cemig encourages improvement in the management of its service providers through a contractual clause requiring amortization of any penalty payments by as much as 50%, if compliance is proven with requirements such as: ISO 9001, ISO 14001 and OHSAS 18001 certifications; proof of training of technical staff; and having service managers enrolled in or graduated from corporate management courses.
For suppliers with low performance grades or showing negative or potentially negative conduct in assessments, inspections or audits, penalties may be imposed in the form of penalty payments, warnings, meetings, cancellation of orders or contracts, or revocation of approvals; or internal proceedings for suspension of registration – depending on the seriousness and/or recurrence of the circumstances in question.
In 2014, Cemig initiated 42 administrative proceedings: 32 were for breach of contract (failure to meet deadlines, non-delivery of items, irregular service); one for serious accidents; two for irregularities in specific work projects; and 7 were cases to ascertain the legitimacy of bidding procedures.
To measure the performance of suppliers or contractors, Cemig uses the IQSC (Contracted Services Quality Index), which combines indices of quality with social and environmental considerations. Cemig’s suppliers achieved a global IQSC of
89.92% in 2014.
Details on this KPI are available online at: http://www.cemig.com.br/enus/
suppliers/Documents/LINK%205%20PDF%20ING%20rev%20final.pdf
To ensure supplier oversight, Cemig maintains its practice of daily inspections of contractors: there were 10,258 safety inspections to analyze Safety Practices, which can be expressed as a total of 184,465 man-hours inspected. Service quality inspections, which are also routine procedures, to assess the quality of services and waste management, totaled 58,294 procedures – summing emergency and commercial services.
In all cases, throughout 2014 Cemig maintained – and monitored contractors’ compliance with – its requirement for obligatory declaration by new suppliers (and those renewing registration) that they do not employ minors under 18 on night, hazardous or unhealthy work, nor employ minors under 16 for any kind of work (Law 8666/93).
Other forms of monitoring, evaluation and control of the supply chain include: internal audits, by audit teams that are independent of the supply chain and of contract management; ISO 9001, ISO 14001 and OHSAS 18001 audits conducted by third parties; and oversight of contracts by managers.
MANAGEMENT HIGHLIGHTS AND PROGRESS IN 2014
Start of service for logistical operations in Cemig’s materials supply chain HR11 EN33 LA1

Coordinated logistics can reduce costs, enhance specialization, improve operational data management and maximize operational efficiency, providing effective service quality to the client while streamlining operating costs.
In June 2014 Cemig put in place an integrated logistical operation for materials and transport of special loads. This will not only provide a financial gain but improve lead times for consumer connections and in the company’s works on maintenance and expansion of its electricity system.
The Cemig Suppliers Award – 2014 edition
As a way of encouraging quality in the provision of goods and services, and also recognizing the synergy achieved in reaching common goals with the Company, a number of suppliers of materials and services were honored at the 5th annual Cemig
Suppliers Awards event held in May 2014.
In 2014, a universe of 625 suppliers received purchase orders or contracts from Cemig. Of these, the awards singled out 69 suppliers for performance based on criteria such as quality, safety, guarantees and price. Of this total, 38 achieved a grade of excellence in ‘Assured Provision of Materials.’ They won plaques in recognition of their services – and as well as trophies, they also received certificates exempting their deliveries from prior inspection of goods by Cemig for a period of one year.
Three suppliers were recognized for their Social and Environmental Responsibility practices; and in the Job Safety category four were considered to be of significant benefit to society. This special recognition of contributions to job safety is a feature introduced to these awards in 2013.
Program for carbon management in the value chain
The 3rd edition of the Program for Carbon Management in the Value Chain, developed by the Chamber for Energy and Climate
Change of the Brazilian Business Council for Sustainable Development (CEBDS), Brazil’s representative on the World Business
Council for Sustainable Development (WBCSD), has been raising the awareness of 250 suppliers of member companies and has trained them to draw up their own Greenhouse Gas (GHG) emission inventories since 2012.
Cemig was one of the Program’s sponsors in 2014, together with another 10 CEBDS member companies. Some 123 suppliers were given training – an increase of 22% in engagement from 2013. And 33 suppliers completed their emission inventories, while another four are drawing them up – an increase of approximately 10% in relation to 2013.
COMMUNICATION CHANNELS WITH SUPPLIERS
Cemig has created a Procurement Website for supplier engagement. It is an open, direct-interaction channel that gives access to all procedures for tender processes; publishes and executes contracts; and fosters supplier interaction and followup on processes and results. It also enables suppliers to post proposals and bids, register authorizing documentation and take part in electronic auctions.
The site is accessible to the public and allows stakeholders in general to follow these processes, contributing to greater transparency and authenticity.
E-mails of complaints and suggestions have been a standard feature for all management units engaged with suppliers.
Cemig has now restructured and standardized this system for e-mail communication, in 2014 – for improved visibility, and to encourage use by other stakeholders. The most frequent requests have been for explanations and information about tenders and contracts. The complete inventory of contact and interaction with suppliers could be summed up as: phone, e-mail, publications in the Official Gazette (Diário Oficial), PEC (Procurement Portal) exchanges during online auctions, fax, correspondence, meetings and visits to address specific questions.
All requests for information received through any of the channels are analyzed and forwarded for appropriate treatment

No complaints of an environmental nature were recorded in 2014.
In December 2013, Cemig was served with an infringement notice by Brazil’s Employment Ministry arising from an inspection made at a company participating in a consortium of service providers in the Belo Horizonte metropolitan region related to electricity distribution. Cemig presented its defense to the Minas Gerais Regional Labor Bureau, an agency of the Employment Ministry.
As noted previously, all Cemig’s service contracts include obligations that seek to ensure complete compliance with
Brazilian law, including those concerning amounts payable by the employer under the employment and social security laws, and in particular, health and safety conditions.
The requirements specified in the Company’s bidding processes and contracts are checked for compliance during execution of the contracts – including the payment obligations due to employees under the employment laws, health and safety criteria, and procedures relating to adequate execution of services.
In 2013, numerous safety inspections were also conducted at the company in question. The documents obtained and inspections performed by Cemig indicated that the employees’ due payments under the employment laws were being regularly paid; the legal working shift was being obeyed – a minimum of 11 hours between shifts – and employees were being properly compensated for services rendered.
In addition, Cemig demanded submission of a statistical table of overtime hours worked. The documents submitted by the contractor did not show that employees worked an excessive number of hours. Furthermore, it was established that all employees had received specific training for the services they were executing.
Cemig notified the company in question about the violations identified in the enforcement actions, and accompanied the corrective measures adopted. When it ascertained that some violations persisted, Cemig applied the penalties stipulated in the contract.
In the second half of 2013, the Contractor was served notice to regularize the violations, and incurred penalties for breach of contractual obligations.
In addition, Cemig took appropriate measures, having applied contractual penalties that had been specified, and started Administrative Proceedings, in which the contractor has full right of defense. These resulted in the following sanctions:
Rescission of the contract with the Company; and
Suspension of the contractor from the Cemig supplier registry, and its right to take part in tenders by Cemig, its subsidiaries and affiliates for a period of two years, counting from the first business day after the publication (on January 31, 2014) of the result of the administrative proceeding in the Federal Official Gazette
(DOU – Diário Oficial da União).
The penalties adopted by Cemig were published in the DOU on January 31, 2014.
To guarantee the employment–law rights of the Contractor’s employees, and bearing in mind the suspension of the company in question, Cemig monitored the process of termination of employment contract of each one of the employees, to ensure that due payment of wages and benefits was made, and also the official ratifications of these terminations with the labor union representing the group.
Cemig has endeavored to see to it that any workers interested would be accepted at other companies holding valid contracts with Cemig for services in distribution networks.
The Company has intensified its inspection activities to ensure that contracted services are executed with due
LA15

preservation of quality and, above all, with appropriate health and safety conditions for the workers involved.
In July of 2014, an Employment-law Court issued an interim remedy ordering the Federal Government to abstain from including the name of Cemig in the Federal List of Defaulting Debtors (Cadin), or if it had included it, to exclude it, in all matters arising from fines applied under the infringement notices as they applied to Cemig.
THE IMPORTANCE OF COMMUNITY RELATIONS
Cemig bases its relations with communities near its project sites on actions guided by a sense of shared responsibility, and by stimulating local economic and social development. It acts in accordance with its Community Communication Policy, which specifies guidelines to indicate what strategy the Company should adopt, and is used to establish criteria for business decisions involving local communities.
Maintaining a communication process ensures quality engagement with a broad spectrum of stakeholders. In all Company interactions, care is taken to respect and listen to those who have direct contact with Cemig or are affected by any of its activities. At new facilities or others administered by the Company, contact with communities occurs throughout the year, via education projects, encouragement of handicraft production and local activities, rainfall alerts, periodic visits and training sessions geared towards assistance and keeping up with local developments.
Employees who perform field activities and interact directly with communities identify requests for engagement opportunities. After the appeals are analyzed, they are followed up through the business communication department, which is responsible for diagnostics, planning and execution.
Cemig uses a variety of tools for developing and implementing these actions. One is the Social-environmental Diagnosis, which it carries out for each project. This involves a qualitative survey of opinion makers to identify community perceptions of
Cemig’s image and role in the region, on the basis of which a methodology keyed to local habits and customs is developed.
Every three to five years a new study is carried out to measure people’s knowledge of Cemig’s program and image. Another tool is the Communication Plan, which seeks to keep the public informed about the company, with emphasis on disruptions that might affect people’s daily lives directly or indirectly, in terms of expectations and demands associated with operation and maintenance.
In addition to the tools for engagement already noted, the Company also organizes institutional contacts, meetings, lectures and events, news clipping summaries, press releases, visits to facilities, creation and distribution of materials and informational items, while also conducting opinion surveys, among other things. All information gathered in the field is systematically compiled in periodic reports.
Communication agents assigned to engage the public through the Face-to-Face program, in rural Minas Gerais, are another bridge between the Company and the community. They make direct contact, and are present at the Company’s projects wherever there is significant need for this attention. They are responsible for holding regular meetings and for developing and disseminating all kinds of communication packages. All the requests they gather are passed on in reports, which are analyzed and generate action plans. In 2014, Cemig made more than 250 visits serving more than 20 municipalities in the Irapé region, where the program is in pace permanently.
The Company recognizes the importance, and particularities, of every community. It endeavors, based on an in-depth analysis
D M A
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C O M M U N I T Y

of socio-environmental diagnostics and surveys, to define key difficulties and needs, and based on this understanding to offer assistance through actions and social projects. This community relations strategy in the Company’s areas of influence has various results, including:
Building of credibility and a perception of the Company’s commitment to addressing public demands.
Contribution to local development through shared responsibility; promotion of well-being, culture and sports;
Stimulation of local economic and social development, providing access to electricity, and serving low-income communities through energy efficiency programs;
Respect and attention for those affected by an activity or who have direct contact with the Company.
One highlight in 2014 was the Company’s Proximity program. Bringing the Company’s community relations activities together into a single stream, this includes a series of meetings which give the public an explanation of the operational and safety procedures at Cemig’s hydroelectric plants, instructive information about climate conditions and environmental aspects, and even guided tours of its power stations – and collects requests from the public. It also establishes partnerships with local leaders, official agencies, media and other agents responsible for safety and preventing flood damage, such as Civil Defense, the Fire Department and the Military Police. In the past three years this program was offered at 31 hydroelectric plants, reaching a public of 1,400 visitors.
Cemig has created a wide range of socio-environmental activities in connection with its projects. A good example is the series of meetings with local leaders and residents at the Sete Lagoas Solar Plant in 2014, and the associated environmental education program, which attracted some 1,400 students – in tandem with a tree-planting project in the district where construction is in progress, conceived as a response to concern for the neighboring community’s well-being.
Some of these activities respond to particular conditions. An example is Araxá, where an environmental education program was offered to the public affected by construction of the Araxá 2–Jaguara Transmission Line, which runs from the municipalities of Araxá and Sacramento in Minas Gerais to Rifania in São Paulo state. The aim of the program is to make information available, through a range of communication tools and channels, to those who are directly affected. These lines of action are identified and prioritized in response to the needs and expectations of the communities where Cemig operates, as captured by diagnostic surveys executed through the Communication Plan.
The Irapé Power Plant
Special attention was given to the social and environmental program at the Irapé Hydroelectric Plant. This included a remodeled strategy for communication with the community, to achieve maximum interaction. Today, there is a dedicated field communicator for face-to-face visits, to provide information about Cemig and to keep track of local demands from the affected communities, the urban population in the surrounding area and residents in municipalities indirectly involved in the project – and to be a channel for information with the local press, NGOs and political and religious leaders. A specific website about the plant was created in 2014, which will be a further tool for informing the public about works and activities in the vicinity.
TERRITORY MANAGEMENT
To build substations, power plants and repeater stations, Cemig sometimes has to acquire the property of residents in communities where the company is establishing a project, or rights of way to implement distribution and transmission lines, or distribution networks. To guide this process, an internal instruction, ‘Social and Environmental Negotiations at Cemig’ and
Aneel Normative Resolution 560 of July 2, 2013 provide orientation on areas declared to be of public utility for the purposes of expropriation and establishment of rights of way needed for installation of electrical generation, transmission and distribution facilities.
GC1 EC9 EU22

Feasibility studies carried out by specific internal teams identify people who will be affected by projects. These studies ascertain whether the options for routes will affect preservation areas, legal-reserve areas, or sites being or to be divided for new housing; whether recent improvements will need to be eliminated; whether owners accept the proposed project;
amounts of compensation to be paid; and other issues. The best route is chosen after analysis of these studies.
No families were displaced in 2014, but 555 negotiations were conducted with owners for implementation of 39 Cemig projects, involving approximately R$ 8.2 million. None of these negotiations prompted any lawsuits against Cemig (sparing the Company additional expense). Cemig respects the individual integrity of each citizen, and the history and culture of the communities affected by projects, and also values amicable negotiations – seeking to compensate property owners with the fair market price, based on appraisals drawn up in accordance with Brazilian Association of Technical Standards - ABNT NBR
14.653.
In addition to outreach initiatives with the communities in areas where Cemig and its subsidiaries operate, also important are some of the initiatives involving firms in which the Company does not have a controlling interest. Cemig’s participation in these other development projects is part of its strategic objective to diversify its business and growth via holdings in largescale hydroelectric plants. The size of these projects gives rise to a variety of demands, which are dealt with by the construction consortia, and government agencies, without involving Cemig, which is a minority shareholder.
The main social initiatives adopted by these companies in 2014 are described below.
Light
In 2014, Light maintained its partnerships with the state government, operating in areas where Police Pacification Units -
UPPs were set up, to renovate and extend low- and medium-voltage networks, install and replace transformers, install distribution poles, and conduct client registration and re-registration, as well as actions sponsored by the Efficient
Community Program. Nearly R$ 330 million was invested in the program to reduce electricity distribution losses in 2014, with
Light allocating R$ 16.9 million to network improvements and R$ 40.1 million for installation of 40,357 meters in these pacified communities. In other areas with high loss rates, R$ 28.8 million was spent on network improvements, and R$ 143.8 million on installation of 148,480 new meters. Of this total, an additional R$ 49.0 million was invested in normalization of
49,886 low-voltage clients, and R$ 6.9 million for 842 medium-voltage clients.
At the same time, R$ 22.3 million was invested in the Efficient Community program, which replaces refrigerators and incandescent light bulbs with more efficient alternatives, and provides education on rational and safe electricity consumption.
It can be highlighted that the current priority of the Efficient Community program is Light’s Energy Losses Reduction
Program. In a new mode of relating to clients, Light encourages energy efficiency while disseminating social benefits and helping to improve the quality of life for residents of these communities by enabling them to adapt consumption to what they can afford. The company benefits from reduced electricity theft and fewer account defaults.
Belo Monte
As a result of the decision to build the Belo Monte Hydroelectric Plant, 3,784 families, or about 15,000 people, were relocated in the period from January to December 2014. Of this number, 1,785 families from the urban area of Altamira were relocated to urban resettlement communities in Jatobá, São Joaquim, Casa Nova and Água Azul, while 474 received compensation. In rural areas, 367 families received letters of credit, and 1,158 indemnities were paid in cash.
The charitable component of the Belo Monte projects is organized by the Belo Monte Social Welfare Forum - FASBM, structured as a committee, with commissions and sub-committees on specific issues. The Forum consists of 26 local and regional representatives, including town governments, associations, labor unions, cooperatives, the federal agencies Ibama and Funai, and the Federal University of Pará - UFPA. From its creation in July 2011 through December 2014, 77 meetings
GC2

were held with a total of 1,935 participants.
The Program to Encourage Professional Training and Development of Productive Activities is another highlight initiative which, through December 2014, has trained a total of 1,107 participants in Senai and Sebrae courses offered to the public in areas directly influenced by Belo Monte, focusing on opportunities generated by the project. At the same time, 328 local companies have been registered and assisted through the differentiated purchasing system developed by the Suppliers’
Development Network of the Federation of Industries of the State of Pará - Fiepa. It is designed to bring together Norte
Energia’s local suppliers and the construction and assembly consortia building the Belo Monte Plant, to stimulate the region’s business environment and prioritize local purchasing.
Renova
The Social Communication Program of the Alto Sertão I, II and III Wind Complexes seeks to promote a channel for interaction and exchange of information with communities in the Complex’s areas of influence about the operation and building of
Renova Energia’s wind farms. It also disseminates environmental control measures to control, monitor and mitigate any impacts that the construction and operation of the wind farms may cause.
The Alto Sertão I and II Wind Complexes (in operation), and the Alto Sertão III Wind Complex (under construction) are in the municipalities of Caetité, Igaporã, Guanambi, Pindaí, Urandi, Riacho de Santana and Licínio de Almeida. The various publics that interact in this program comprise social agents from the areas of influence that are categorized as (a) priority zones:
Directly Affected Areas - ADAs, Areas of Direct Influence - AIDs and Areas of Indirect Influence - AIIs; and (b) secondary zones:
other municipalities in the Productive Sertão and the Velho Chico Identity Territories, and state-government bodies.
The methodology for this program aims to encourage participation by local groups before, during and after construction of wind farms.
In the pre-implementation phase in 2014, meetings were held to introduce the Alto Sertão III Wind Complex Project in six municipalities – Caetité, Igaporã, Pindaí, Urandi, Licínio de Almeida and Riacho de Santana. The meetings were held together with the local government authority, attended by 33 participants. A further 22 meetings were attended by 1,211 people from
ADA and AID communities.
For the construction and operational phases, the meetings of the Project Oversight Commission - CAE were a key factor. This
Commission was established to oversee the implementation and operation of the projects, including environmental programs to be implemented as conditions of the Installation and Operating Licenses. One of the main contributions the CAE can achieve is greater engagement among agents involved in the project, enhancing positive effects, and anticipating problems that could arise from construction and operation of the wind farms. In addition, it provides a forum where plans and environmental licensing programs can be discussed transparently and democratically.
Also in 2014, Renova Energia continued its quarterly meetings with groups from the Alto Sertão I and II Wind Complexes –
which both started commercial operation during the year. These commissions are made up of the following groups: NGOs, officials and councilors of municipal government, community leaders and representatives of civil society and the business community. The Project Oversight Commission of the Alto Sertão I comprises 11 active members and their respective substitute members; that of the Alto Sertão II has 20 active members, also each with a substitute member.
CORPORATE CITIZENSHIP AND PHILANTHROPY
In line with its Vision, Mission and Values, Cemig creates shared value, joining philanthropic strategies and corporate citizenship with business objectives and promoting economic and social development of the communities in which it operates. Fostering the social transformation of local communities was one of the themes identified in Cemig’s materiality matrix that reinforces the aspirations and expectations of its various stakeholders.

To this end, Cemig has developed a strategy for sustainable community development, creating sustainable value in partnership with government entities (state Health, Education and Culture Secretariats, federal Sports and Health Ministries)
and philanthropic institutions (through the AI6% and Account Exemption Programs), while also relying on the engagement of employees (AI6%, and the Volunteer Group) and society (clients donating to the Programa de Apadrinhamento [‘Sponsorship
Program’] through their monthly power bills).
Operating in an emerging market, Cemig has defined the priorities of its strategy for Corporate Citizenship and Philanthropy as follows:
social and educational development;
strengthening the cultural sector; and
increasing its participation in the sports sector, bolstering the Company’s brand and image in the market and in society.
Cemig’s Sponsorship Policy is codified in a document that reiterates the Company’s commitment to management transparency, making public the funding assumptions, underpinnings and origins that guide its decisions regarding sponsorships, support programs, partnerships and the use of federal incentive laws in its various social, cultural and sports investments.
Cemig also has prepared an internal Service Instruction establishing duties and responsibilities for all agents involved, designed to ensure sound management of social projects. The following Cemig programs, which strive to enhance social and educational development, are particularly notable:
Grant Program;
Sponsorship Program;
FIA and AI6% Programs;
Health Projects;
Energy Efficiency Program. .
Through the Grant Program, Cemig offers a 25% discount on electricity bills based on average consumption over the last 12 months to philanthropic institutions, at a locked-in rate in Reais. To participate in the Program, the eligible social assistance entities .
must
possess a Certificate of Good Standing issued by the Development Secretariat. In 2014, the program’s discounts benefited
1,125 organizations with an aggregate of reductions in their electricity bills totaling R$ 6,734,440.00. The program generates savings for institutions that can be used for social welfare purposes. It also reduces power bill payment defaults, since only institutions that are compliant with Cemig can receive the benefit.
The Sponsorship Program involves the collection of third-party donations (sponsors) in favor of the institutions, through electricity bills, which are wholly transferred to their bank accounts. Sponsors who enroll in the program can choose which registered institutions to benefit and the amount to be debited on the electricity bill. In 2014, approximately 332 institutions received an aggregate R$ 43.825 million in donations through the program. Thus, using its energy billing system, Cemig can establish partnerships within society (clients, who become sponsors of the institutions) that benefit society and, thus, enhance its image as a company committed to the development of local communities. The institutions, for their part, receive secure donations making use of Cemig’s infrastructure and capillarity, without their having any costs of their own on communication or printing of billing and/or payment slips.
The AI6% Program aims to encourage Cemig employees and retirees to transfer up to 6% of their income tax to Funds for
Children and Teenagers (FIAs). In 2014, the FIA transfer incentive program involved 2,158 Cemig employee volunteers,
Described in the Clients and Consumers chapter, Energy Efficiency and Conservation item.
Long-stay institutions for the elderly - ILPI (nursing homes); daily child care center; Association of Parents and Friends of
Exceptional Children – APAE; shelter; hostel; halfway house; casa-lar (house-home) and recovery center for drug addicts;
and health services entities.

earmarking funds to 102 municipalities and benefiting 193 institutions. The amount allocated by the employees was
R$ 1,353,389.00; the Company’s matching investment was R$ 2,500,000.00. In total, some R$ 3,853,389.00 was transferred to help approximately 24,814 children and teenagers.
Corporate Volunteer Program
Aiming to expand engagement of its employees in social causes, in 2014 Cemig changed the structure of its Social
Responsibility Committee, which now includes a group of company volunteers who are responsible for establishing the
Corporate Volunteer Program’s guidelines and standards, organizing and managing voluntary initiatives in alignment with corporate strategy. The committee encourages and supports the involvement of its employees in volunteer activities that benefit communities.
This is in fact a revitalization of an existing program Cemig has run for many years, based on initiatives that have been very successful with its employees. We can mention two of these:
AI6%: previously reported in this item.
“V-Day”: a date focused on mobilizing and fostering solidarity actions, held annually in a previously selected community. It is conducted in partnership with several Cemig group companies to encourage employees to volunteer.
In 2014, 17,187 hours were dedicated to the Volunteer Program, including its planning and organization, as well as technical visits and participation in courses and conferences by members of the Corporate Volunteer Group — resulting in an average of 2.17 hours/employee.
In Health, Cemig participated for the second consecutive year in Health Ministry Programs in conjunction with the government of Minas Gerais through the Health Secretariat, as follows:
Pronas – National Program for Health Care, benefiting 10 entities;
Pronon – National Program for Oncology Support, benefiting three entities in Minas Gerais state.
Strengthening the cultural sector is also one of the Company’s Corporate Citizenship priorities. To foster culture, Cemig assists local society through generation of recreational opportunities, while preserving the memory and identity of the communities in which it operates. This extends to the Company’s own history, as well, because Cemig has strong national and Minas Gerais-state cultural roots. These initiatives also boost Cemig’s reputation with its various stakeholders; for example, as a company that protects cultural heritage and encourages artistic expression.
Cemig partners with the Minas Gerais State Culture Secretariat in its cultural initiatives, a policy that ensures alignment with public policies — a strategic factor for assertively choosing projects it wants to sponsor or wishes to participate in to assure continuity of structuring actions in this field.
The two main programs are:
Cemig Cultural – A program that encourages research and development of artistic languages and free entrance, and thus has become a basic investment for the development of the cultural market and contributes to sustaining permanent education spaces.
Filme em Minas (Film it in Minas) – A program to stimulate audiovisual creation that is heating up the audiovisual production market in the state of Minas Gerais. It encourages adoption of new languages and formats that reveal the state’s cultural plurality and diversity.
Cultural sponsorships benefited a total of 164 projects in 2014, with investments of R$ 7.4 million in own funds and R$ 20.2 million in transfers through tax incentive laws.
Another one of the Company’s objectives is to uphold Cemig’s commitment to the realities and demands of the local environments in which it operates, contributing to the development of sports in line with public policies enacted by communities. For the community, the program helps meet social recovery and citizenship goals, especially for children and teenagers, by encouraging sports and generating opportunities for local youths to become athletes. For Cemig, the program enhances its image as a company committed to the development of healthy habits and the welfare and development of the communities involved.

In 2014, the Company invested a total of R$ 8.4 million in sports and received the *Prêmio Empresário Amigo do Esporte* (Sport-Friendly Entrepreneur Prize) awarded by the Sports Ministry; it was also named the company that most invests in sport in the state of Minas Gerais.

One of Cemig's prominent sports projects is *Versol*, which was created to promote social inclusion and citizenship awareness in children and youths from low-income backgrounds, providing socialization paths through sports, vocational training courses geared to the nautical labor market, environmental education and the restoration of elements of nautical culture. For children aged 9-15, the sports development program offers sailing initiation courses and training through practical and theoretical classes in swimming, sailing (dinghy and Optimist classes) and rowing. From age 16, students receive professional training, including Outboard Engine Mechanics and Ecotourism courses. Begun in 2010, the project is a partnership between Cemig, the Três Marias city government and *Instituto Rumo Náutico*, the sailing institute directed by the Grael brothers. More than 1,500 students have been through the program in the last four years.

The following table presents the Company's social investments.

INVESTMENT AREA	2013 (R$)		
	OWN FUNDS	WITH TAX BENEFITS	TOTAL
Culture	6,566,990	18,263,899	24,830,889
Eductaion	1,200,000	-	1,200,000
Sport	-	3,794,304	3,794,304
Health	-	5,564,501	5,564,501
Social actions	5,973,221	41,870,762	47,843,983
FIA / AI6% / Donations	5,973,221	5,470,762	-
Smart Energy Program	-	36,400,000	-
Total	13,740,212	69,493,466	83,233,678

INVESTMENT AREA	2014 (R$)		
	OWN FUNDS	WITH TAX BENEFITS	TOTAL
Culture	7,438,611	19,377,222	26,815,833
Eductaion	-	286,950	286,950
Sport	-	5,425,102	5,425,102
Health	-	9,485,692	9,485,692
Social actions	6,734,440	57,040,099	63,774,539
FIA / AI6% / Donations	6,734,440	5,527,301	-
Smart Energy Program	-	51,512,799	-
Total	14,173,051	91,615,065	105,788,116

96

Origin of social investment funds



49%
14%
2%
35%
Own
Employees
Tax benefits
Subsidies

Areas of social investment



60%
9%
26%
5%
0.28%
Health
Culture
Sport
Education
Social action

ENVIRONMENT

ENVIRONMENTAL STRATEGY

Cemig's environmental strategy seeks to balance development, environmental protection, preservation of biodiversity, rational use of natural resources, and compliance with environmental legislation, with the Business Mission and Vision and the Company's Strategic Planning. In its formulation, current and future risks and opportunities, challenges, medium- and long-term scenarios and the expectations of the public with whom Cemig interacts are considered. Cemig's Environmental and Biodiversity policies, Climate Change Commitment and also internal procedures orient this entire process. These documents were prepared to highlight the alignment of the Company's planning and strategic management with the sharing

97

PILLARS
Reinforce Cemig’s actuation in socioenvironmental questions
Minimize the environmental risk, avoiding fines,
challenges and lawsuits
Strengthen the image of a sustainable Company
DRIVERS
Preparing Cemig for future environmental issues
Conserving the fish population
Appropriate waste management
Appropriate vegetation management
Climate change management
Water management
PROGRAMS AND INITIATIVES
The Peixe Vivo (“Fish Alive”) Program
Tree Management Program
Management of corporate goals to reduce intensity of
greenhouse gas emissions, water and electricity consumption
Carbon risk assessment in new enterprises
Relationship with the community and environmental bodies
Maintenance of Environmental Management Systems
Strengthening of reverse logistics
Reservoirs management
of value with employees and with society in regions where it operates.
The Socio-Environmental Adaptation Program is multiannual and takes a cross-sectional approach throughout Cemig. It is the tool that details corporate strategy at a tactical level, in which the strategic guiding points are established. Through a prioritization matrix, the operation of the strategy is driven based on definition of programs and initiatives with their respective responsibilities, actions, goals, objectives, indicators and allocation of resources – comprising topics such as:
Biodiversity, Water and Climate Change. The goals relative to these and other topics are shown under the item Strategy in this report.
The involvement of Cemig’s many stakeholders through activities networks and the building of partnerships to help prepare and implement all programs is considered to be of fundamental importance. The environmental strategy, and its tactical and operational implementation, are presented below.
The Environmental Compliance Committee, composed of representatives of Cemig’s departments, periodically monitors the implementation of the Socio-Environmental Adaptation Program.
ENVIRONMENTAL MANAGEMENT
The Environmental Management System – SGA permits adoption of best practices for minimizing environmental risks and optimizing operating costs. Acting preventively, it aims to minimize potential environmental impacts, reduce environmental incidents, prepare employees appropriately for emergency response, and achieve greater assertiveness in conducting the environmental strategy and fulfilling commitments to the appropriate authorities.

Through adoption of the ISO 14001:2004 standard, or an Internal Management System called SGA Level 1

Certification of the Environmental Management System by the NBR ISO 14001 is only possible for areas that have an environmental license. Because many facilities were built before the current environmental legislation, although they had good environmental management practices, they were prevented from being certified, and are thus involved in the corrective licensing process with the environmental agencies. In response, Cemig developed SGA Level 1 as a step towards ISO 14001 certification. In fact, over time, the facilities that were obtaining environmental permits succeeded, after the first external audit, in being recommended for certification through ISO 14001, demonstrating the strictness of the SGA Level 1 practice.

designed on the basis of the principles of NBR ISO 14001:2004, the areas now operate in a controlled manner that is focused on compliance with legal requirements for environmental management. To ensure control, both systems are verified by independent audits carried out by a certification body accredited by Inmetro (the Brazilian National Metrics, Quality and Technology Institute).

Regardless of certification of the Environmental Management System, 100% of Cemig's activities must obey the minimum requirements of environmental suitability, which are governed by internal procedures, and are periodically audited by the Company's Internal Auditors. At the end of 2014, this procedure was revised, with training being scheduled for 2015.

The table below presents data on the coverage of Cemig's Environmental Management System, ensuring 100% coverage of energy generated, transmitted and distributed to consumers:

CEMIG'S ENVIRONMENTAL MANAGEMENT SYSTEM: PLAN COVERAGE			
ACTIVITY	ISO 14001	SGA LEVEL 1	MINIMUM REQUIREMENTS[4]
Generation[1]	52%	46%	2%
Transmission[2]	56%	44%	0%
Distribution[3]	12%	7%	81%

[1] Percentages related to total MW generated.

[2] Percentages related to total length of GT transmission lines.

[3] Percentages related to number of consumers.

[4] The Minimum Requirements only exist where the SGA based on ISO 14001 or Level 1 has not been implemented.

As well as the activities described above, the following corporate support areas are also certified by ISO 14001: Asset and Industrial Security; and Corporate Education and Knowledge Management, the scope of which includes the UniverCemig Campus at the Corporate University in Sete Lagoas City.

GC7 GC8

Environmental compliance

Cemig continues to work for completion of full environmental recognition procedures for all the Company's projects. Some 75.3% of Cemig GT's projects are duly licensed, and 24.7% are currently in the process of obtaining their respective environmental permits. At Cemig D, 71.4% of its projects are licensed, and 28.6% are undergoing the licensing process.

The facilities that are in the licensing process were built prior to the licensing legislation and are therefore in the corrective licensing process. It should be noted that Cemig promptly fulfilled all legal and regulatory requirements, and is waiting for these licenses to be issued.

Risks related to the environmental licensing process are described in the Reference Form:

http://cemig.infoinvest.com.br/ptb/11474/FRE_CemigH_2014_11.11.2014_small.pdf

– and in items 7.5 and 4.12 of Form 20-F:

http://cemig.infoinvest.com.br/enu/11366/20F2013_ing.pdf

Cemig was served with 29 notices of environmental infringements in 2014. However, these have not resulted in payment of

99

fines. Cemig is currently dealing with the demands, and has issued responses to the respective Public and Environmental authorities.

Funds Invested

As of this report, Cemig no longer will inform the environmental investments in new projects, because IFRS 11 accounting practices have been adopted and that only consolidates information from wholly owned subsidiaries.

EN29 EN31

In 2014, Cemig invested approximately R$ 52.8 million for environment purposes. The funds were used for waste management - R$ 1.1 million, R&D projects - R$ 11.7 million and the remaining R$ 40 million was spent on compliance with environmental conditions, and environmental improvements. The Environmental Adaptation Committee, as mentioned in the Environmental Strategy section, periodically reviews the prioritization and allocation of these resources.

The environmental investments were subdivided into capital investments, expenses and R&D projects as shown in the following table:

FUNDS INVESTED IN THE ENVIRONMENT (R$)				
	2011	2012	2013	2014
Capital investments	10,970,000	16,960,000	6,579,000	3,872,000
Total expenses	36,820,000	35,810,000	35,779,958	37,219,780
P&D	5,579,625	6,663,207	10,017,000	11,746,000

Materials

EN1

Materials from non-renewable sources and greater intensity of use and operational significance consumed by Cemig and the respective quantities consumed are described in the following table. There was a slight reduction in the Company's total consumption of materials. This change is justified by the fact that 2014 was the last year of the Aneel tariff cycle, and that during the year projects were brought forward due to the Soccer World Cup. Moreover, also in the year responsibility for street lighting was transferred to the municipalities, following a change in legislation.

YEAR	DISTRIBUTION TRANSFORMERS (units)	CONCRETE POLES (units)	CABLES (m)	CABLES (kg)	METERS (unit)	STREET LIGHTING - LAMPS, RELAYS, BALLASTS, ARMS, OUTLETS, CORDAGE, IGNITORS, ETC. (unit)
2010	9,623	38,509	8,568,304	1,546,142	383,645	2,124,812
2011	7,138	36,729	9,941,812	2,038,986	761,259	1,094,624
2012	13,393	49,001	11,915,226	2,606,570	548,993	744,091
2013	14,209	52,243	10,795,817	2,684,791	843,185	734,429
2014	11,938	38,598	8,901,101	1,453,548	480,704	698,406

Waste

EN2 EN23 EN24

Reverse logistics and final disposal of waste are the responsibility of a certified section in Level 1 of the Environmental Management System, which receives waste that has been duly identified, separated and packed by the areas that generated it. From January to December 2014, approximately 52,600 tons of industrial waste was disposed of in an environmentally appropriate manner: 99.7% was sold, recycled or regenerated and 0.3% co-processed or incinerated.

The disposed waste consists mainly of cables and wires, transformer scrap, scrap metal, scrapped meters, poles, cross-arms, wood shavings and residue. The sale of 52,300 tons of such waste generated R$ 9 million, an increase of approximately 1%

100

over the previous year’s revenues.
In 2014, R$ 312,000 was spent to dispose of 243 tons of solid waste impregnated with oil, light bulb shards, solvents and
IPEs. This represented a decrease of 33.9% over the previous year, a result of less waste impregnated with oil and broken bulb debris.
Of total oil waste disposed of, the Company regenerated and reused 114 tons of insulating oil. This measure, besides offering environmental benefits such as non-processing of contaminated waste, enabled Cemig to save some R$ 940,000 in oil acquisition expenditure alone, without taking into account waste disposal costs.
The amount of oil-permeated waste decreased 38.1% from 2013, the result of better control of equipment maintenance activities, which directly contributed to reducing disposal costs by R$ 48,800.
There were no significant spills or leakages in 2014.
Final waste disposal (t)
2011 2012 2013 2014
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
50,000
55,000
15,739
26,319
32,443
52,470
232 459 268 171
Sale, recycling or regeneration Incineration and co-processing
Hazardous and non-hazardous wastes (t)
2013 2014
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
50,000
55,000
1,400 981
31,311
51,660
Hazardous Non-hazardous

The increased generation of non-hazardous waste can be explained by the works on the *Distribution Development* Program.

In 2014, no waste materials contaminated by PCBs

Polychlorinated biphenyls: used as an insulator in electrical equipment. See:http://www.mma.gov.br/port/conama/processos/30BB387D/GuiaPCB_VersaoFinal2.pdf.

were sent for disposal. Electrical equipment contaminated with PCBs, when taken out of operation, will be sent for decontamination, or incinerated through a contract with a company licensed to perform that service, in 2015.

ENERGY

EN3 EN6 EN7 EN30 EU11 GC8

The following table presents Cemig's energy consumption, by type.

TOTAL ENERGY CONSUMPTION (GIGAJOULE - GJ)									
YEAR	ELECTRICITY	CHANGE FROM PREVIOUS YEAR (%)	FLEET FUEL, EMERGENCY GENERATORS, EQUIPMENT AND MACHINERY	CHANGE FROM PREVIOUS YEAR (%)	THERMAL PLANT FUEL	CHANGE FROM PREVIOUS YEAR (%)	TOTAL	CHANGE FROM PREVIOUS YEAR (%)
2010	167,735	+1.64	219,146	-6.35	291,481	-64.5	678,362	-44.4
2011	168,740	+0.60	202,931	-7.4	101,315	-65.24	472,986	-30.27
2012	159,345	-5.57	183,195	-9.72	545,986	+438.9	888,526	+87.85
2013	157,487	-1.17	171,896	-6.17	1,923,927	+252.37	2,253,310	+153.6
2014	158,993	+0.96	146,568	-14.73	8,044,681	+318.14	8,350,242	+270.58

Total energy consumption rose by 270.58%, mainly due to the *Igarapé* thermoelectric plant's fuel consumption, because the facility generated power throughout 2014 – in 2013 it had been in a phase of equipment commissioning. The energy intensity of the *Igarapé* plant was 0.06569; that is, 0.06569 MWh was consumed for each MWh of energy generated. There was also a significant increase in fuel consumption at the *Barreiro* thermoelectric plant, due to the high level of electricity it generated.

Despite the small increase in electricity consumption in 2014, Cemig's fuel consumption reduction goal was met, down 5.8% compared to 2011 – the target base year.

For more information about Cemig's Objectives and Targets, please click here.

Fuel consumption was reduced by 14.73%,

To calculate this percentage, the oil consumption by the thermal plant and the diesel s-10 by the fleet were not considered.

mainly due to Cemig's fleet management practices. Since 2010, Cemig's fleet replacement program has optimized vehicle supervision practices. This represented savings of approximately R$ 2.1 million. Fleet optimization in this period was possible because all vehicles replaced since 2010 come with an Electronic Management System installed. The tool permitted continuous monitoring of vehicle operations from 2010 to 2014, leading to a reduction of 584 units.

The table below presents Cemig's different electricity generation sources, by installed capacity and net capacity. It should be noted that 97.2% of the power generated comes from sources that do not emit greenhouse gases.

SOURCE	CEMIG'S INSTALLED CAPACITY - MW				NET GENERATION - MWh			
	2013	%	2014	%	2013	%	2014	%
Hydraulic	6,639,033	96.6	6,949,791	96.8	26,635,887	97.6	25,110,028	95.4
Thermal – fuel oil	131,000	1.9	131,000	1.8	167,506	0.6	742,967	2.8
Thermal – process gases	52,900	0.8	52,900	0.7	312,665	1.1	327,339	1.2
Wind	48,804	0.7	48,804	0.7	183,412	0.7	142,909	0.5
TOTAL	6,871,737	100	7,182,495	100	27,299,470	100	26,323,243	100

WATER DMA

102

Cemig’s generating capacity is predominantly hydroelectric. In the last 15 years, 43 projects totaling 1,800 MW were added.
Currently, 79 plants, with 7,330 MW, represent 95.53% of the Company’s installed capacity; they manage more than 3,500 km² of reservoirs.
Since water is the main raw material for Cemig’s electricity production – and a resource that is sensitive to changes in climate, vulnerable to the consequences of exploitation of other natural resources, seriously impacted by human activities and subject to the regulatory environment – the Company takes water management and conservation issues very seriously.
The National Electricity System Operator (ONS) has the responsibility for deciding on dispatching of the hydro and thermal generation plants connected to Brazil’s national grid. The ONS is a private-law, non-profit, civil association established on
August 26, 1998 by Law No. 9648/98, as amended by Law No. 10848/04 and regulated by Decree No. 5081/04. It is responsible for coordinating and controlling the operation of the generation and electricity transmission facilities in the Grid, under the supervision and regulation of the National Electricity Agency, Aneel.
Cemig’s operation of reservoirs for generation of hydroelectric power essentially requires consideration of the multiple uses of water by other users in a river basin; and this in turn, leads to the need to take into account a range of constraints —
environmental, safety, irrigation, human consumption, waterways and bridges, among others — which Cemig rigorously respects. In periods of severe drought, as experienced in 2013 and 2014, monitoring and prediction of reservoir levels, and constant dialogue with government, civil society and users, have been central to ensuring continuity for both power generation and also other uses of this vital resource.
Três Marias – Managing water’s many uses
For example, in the last three rainy seasons rainfall was up to 60% less than expected in the São Francisco River
Basin, where the Três Marias hydro plant is located. Cemig met with many of the basin’s stakeholders to arrange joint actions to safeguard the multiple uses of the plant’s reservoir. As a result, even with the depletion of the reservoir, the Três Marias plant was able to contribute to the continuous supply of water to the city of Pirapora, and also to other users downstream, such as the Jaíba Project, an important agricultural center in the North of Minas
Gerais state. This integrated action involved the following partners: the National Water Agency (ANA), the National
Electricity System Operator (ONS), the São Francisco Valley Development Company (Codevasf), the Pirapora and
Jaíba Project irrigation associations, the Federal and the State Committees for the São Francisco River Basin, and
municipalities located downstream on the São Francisco river and surrounding the Três Marias lake.
With the use of Cemig’s reservoir management measures – such as downstream environmental tests, setting of new machinery operating levels, simulations of future reservoir storage quantities and water capture point levels – it was possible to avoid depletion of the reservoir’s stock of water. The plant’s water flow control policies, discussed and approved by stakeholders during the 2014 dry season, were reviewed during the 2014–2015 wet season, aiming to replenish the lake and prepare for scarcities in the 2015 dry season.
The following chart gives data on water storage at Cemig’s main reservoirs on December 1, 2014, compared to the same period of 2013 – it shows the lower availability of water in 2014, which led to significant depletion of the storage inventory of these reservoirs.
EN26 EN9

Usable volume (% of long-term average)


50
45
40
35
30
25
20
15
10
5
0
33.76
11.51
32.74
15.92
40.21
32.44
33.17
11.28
46.55
6.32
21.44
4.81
Camargos
Emborcação
Irapé
Nova Ponte
Queimado
Três Marias
Dec. 1, 2013
Dec. 1, 2014

Even though its hydroelectric generation process per se does not consume water, Cemig is a major user of this resource and, therefore, actively participates in joint decision-making bodies and forums, monitoring and proposing decisions for the electricity sector, and helping reconcile the multiple uses of water in the river basins. It participates in all water resource forums in its areas, such as the National and State Water Resource Councils, River Basin Committees, Technical Chambers and Working Groups. With its efforts focused on Minas Gerais, Cemig is a participant in 20 state and five federal River Basin Committees. It also is a member of the Brazilian Electricity Generation Companies' Association (Abrage), and in 2014 served as coordinator of the Water Resources Working Group (GTRH). For more details on Cemig's participation in institutional organizations, please click here.

Cemig periodically reviews water management indicators, which demonstrate the Company is moving toward meeting its goals and makes it possible to intervene when necessary. Of particular note is the Plant Energy Planning Efficiency Ratio (IEPE), which measures the efficiency of the energy operations of Cemig's hydroelectric plants, comparing actual power generation with optimum generation levels. It tracks observed flows, maintenance of generating units and the resolution of operational constraints. This indicator is aligned with the Increase operational efficiency strategic objective in Cemig's corporate business strategy map. A higher result means water use planning for power generation is better. In 2014, because there were practically no leakages in the plants because of the low water flows during the period, the IEPE result exceeded the target of 91%, reaching 94%.

Non-Compliance with Operating Restrictions - NARO is another indicator applied, which reflects the number of failures to comply with operating constraints in the operation of Cemig's reservoirs: these include environmental, electrical, generating unit availability, flood control and minimum level aspects. This indicator is aligned with the corporate map of the Generation business in terms of ensuring reliability of operations, and has a direct impact on results, since failure to resolve operational constraints carries risks to the Company's image as well as costs associated with any damages to society or regulatory fines. This dimensionless indicator monitors the type of restriction violated: for example, environmental, flood control, electrical and those related to the generating units. In 2014, Cemig remained within the stipulated target.

To fully ensure regularity in relation to the various uses of water, grants of generation-related concessions are linked to technical studies of the project. These take into account the permissible flow, reservoir characteristics and electrical bus requirements. Cemig manages 220 water resource use processes, which are related to all of the Company's activities, of which 39 are processes of registry for minimal use and 181 are grant processes.

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This link accesses the map showing Cemig’s grant locations.
Hydrometeorological monitoring
Cemig conducts initiatives enabling accurate management of potential impacts to its business resulting from water availability issues. It preventively invests in practices that put it in a more secure situation in relation to various possible scenarios. Among the up-to-date techniques and equipment used are the Storm Location System (SLT), the
Hydrometeorological Telemetry and Monitoring System (STH), hydrologic simulation mathematical models, and weather and climate forecasting tools.
Cemig currently operates a hydrometeorological network of 241 monitoring points, with 95 for measuring rain, 68 for river flow rates, 37 accompanying reservoir levels, and 41 weather stations that monitor rainfall, temperature, humidity, wind speed and direction, solar radiation and atmospheric pressure. These stations are distributed in strategic locations in the states of
Minas Gerais, Goiás and Espírito Santo and the data is received in real time at the Company’s Belo Horizonte headquarters.
The radar equipment acquired by the Company in 2011 as the primary tool for improving the accuracy of its hydrological forecasts enables higher levels of operational safety at its hydroelectric plants and for the general public. It is also of great strategic importance to the control and operation of hydroelectric reservoirs. Through early information about the direction and intensity of rainstorms, it is possible to estimate the amount of water that will reach a reservoir, and thus adjust operations to minimize the effects of floods on populations and on the plant itself. Further, the Company may issue warnings to Civil Defense authorities about storms that could have serious consequences for the population, making it possible to take preventive action. Click here for more details.
Prevention and preparation for emergency situations
The security of Cemig’s dams is grounded on best Brazilian and international practices at all stages of the process. The security program involves field procedure inspections, collection and analysis of instrumentation data, planning and monitoring of maintenance services, analysis of results and classification of structures. Inspection frequency is based on structure classification. Each dam’s vulnerabilities are continuously and automatically calculated and monitored by the Dam
Control and Safety System (‘Inspector’). Developed through an R&D project, Inspector incorporates deterioration georeferencing tools, enabling comprehensive analysis of each dam’s behavior.
Both Cemig’s own professionals and a multidisciplinary team of recognized outside consultants regularly conduct safety reviews. These reviews go carefully into all matters relating to the safety of the dams, which are carefully investigated by highly-qualified specialists.
Cemig is the pioneer in Brazil in the preparation of emergency plans for potential dam burst scenarios. Its studies on the subject were undertaken in 2003 and specific emergency plans for each dam are currently available. In-company training drills for these Emergency Action Plans (PAEs) are conducted, testing contact information, communications, resources and the emergency response decision-making process between the various individuals involved.
Emergency actions external to the Company, focused on evacuation of people from risk areas, are regarded as the responsibility of the public protection and civil defense authorities. In this case, Cemig’s job is to communicate effectively with these institutions and provide support within its areas of competence and attributions.
Risk analysis
Based on its Risk Management System, Cemig analyzes scenarios and determines the degree of financial exposure needed to support the Company’s strategic decisions and to establish control measures. Currently, the following risks have been mapped: silting up and rupture of reservoirs; weather forecasting errors; loss of SHP physical offtake guarantee levels due to
EU21

decreased water availability; regulatory and price structure changes; and potential conflicts with other stakeholders (which might result either from prolonged drought or from floods due to excessive rainfall). For more details on this subject, please access:

http://cemig.infoinvest.com.br/enu/11366/20F2013_ing.pdf

http://www.cemig.com.br/en-us/Company_and_Future/Sustainability/Documents/CDP2014_english.pdf

Water quality monitoring

Designed to minimize risks associated with the quality of reservoir water, and assessing the impact of its activities, Cemig regularly monitors a network covering Minas Gerais' major river basins (43 reservoirs) and more than 200 stations collecting physical, chemical and biological data. All data generated are stored in the *Siságua* database, part of the database of the Minas Water Management Institute (IGAM), with a view to standardizing information and making it available to the public. Access: http://www2.cemig.com.br/sag/

Results from nine specific parameters are used to calculate the Water Quality Index (WQI), which indicates the degree of contamination of water from rivers and reservoirs by organic materials, nutrients and solids, which are usually indicators of pollution associated with domestic waste. The table below shows the WQI results in the second half of 2014 for some of Cemig's plants:

PLANT	BODY OF WATER	IQA		QUALITY LEVEL	BRACKET
Cajuru	Pará	88		Excellent	90 < IQA < 100
Jaguara	Grande	88.83		Good	70 < IQA < 90
Machado Mineiro	Pardo	81		Average	50 < IQA < 70
São Simão	Paranaíba	86.93		Poor	25 < IQA < 50
Volta Grande	Grande	89.66		Very Poor	0 < IQA < 25

To classify reservoirs by degrees of water quality degradation, the Paraná Environmental Institute has developed a Reservoir Water Quality Index (IQAR). Designed to understand the main trophic, morphometric and hydrological characteristics of its reservoirs and their trends over time, Cemig has begun calculation of the IQAR index for the reservoir of the *Volta Grande* plant, as a R&D project. The results for the month of July 2014 classified this body of water as 'little degraded' – showing low depletion of dissolved oxygen, high water transparency, low density of cyanobacteria, small amounts of organic and inorganic nutrients, and low water standing time.

Consumption of water and effluent

EN8 EN9 EN10 EN22

Cemig's total water consumption in 2014 was 1,424,540 m^3, according to the details in the next chart.

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Water consumption (m³)
Artesian wells
Surface capture
Public supply
161,922
718,345
544,273
Cemig’s total administrative water consumption was 501,248 m³, including public water supply, surface water and wells, as shown in the chart below. Cemig has reduced its administrative water consumption by 45.6% over the last four years.
Administrative Water Consumption (m³)
2010 2011 2012 2013 2014
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
800,000
900,000
1,000,000
897,492
921,930
550,243
521,626 501,248
Consumption of industrial water used for cooling of thermal plants totaled 923,292 m3 – an increase of 16.6% compared to
2013, reflecting mainly the fact that the Igarapé plant was dispatched for nearly the entire year of 2014.

Industrial Water Consumption (m³)
2010 2011 2012 2013 2014
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
800,000
900,000
1,000,000
948,789
896,107 899,513
791,860
923,292
In spite of the increase, the goal of reducing total water consumption was achieved: consumption in 2014 was 22% below that of 2011.
For more information about Cemig’s Objectives and Targets, please click here.
The Company’s thermal plants do not generate effluents because the production processes at the Barreiro and Ipatinga thermal plants recirculate used water; and at Igarapé water is returned to the river after use. The water they use is sourced both from the river surface and also from the public supply.
Effluents generated in administrative units are disposed of in public sewage systems, or controlled septic tanks, and do not directly affect waterways. The industrial activity of power generation activity per se does not consume water, so is not accounted in the figure for Cemig’s total consumption. In 2014, 400,998 m³ of sanitary effluents were generated.
BIODIVERSITY
With a predominantly renewable matrix of sources, Cemig and biodiversity are intrinsically interlaced. Its operating area contains two terrestrial hotspots: . the
Cerrado and the Atlantic Forest; and in terms of aquatic ecosystems, Cemig is responsible for managing more than 3,500 km² of fresh water in its reservoirs.
The Company operates in a number of different fields of business. For each project, it conducts special studies to evaluate and establish environmental programs to control, mitigate and compensate negative impacts, and maximize positive ones –
in a synergy between research, innovation and practical solutions which, coupled with Cemig’s expertise, is able to add value to society and to the biomes in which it operates.
The main environmental impacts of Cemig’s businesses in these environments are on (i) fish communities, which inhabit waterways in which the Company is operating projects; and (ii) trees, which interact with transmission and distribution lines.
Cemig’s Biodiversity Policy formalizes the importance of these aspects.
Due to the large number of power plants that Cemig manages, the impacts on fish populations and, consequently, on economic activity related to fishing where these projects are located, is great, and raises substantial environmental issues.
Cemig thus devotes significant attention and control to those impacts.
D M A
Highly threatened areas and of great biological significance for the entire planet.
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Similarly, being Brazil's largest electricity distributor in total length of lines and networks, Cemig understands how seriously vegetation can interfere with electricity lines and, thus, prioritizes action to mitigate the risk of power outages through sustainable vegetation management practices.

Fish Care

The main environmental program linked to the strategic environmental aim Manage impacts on biodiversity, and its respective guideline Preserve fish populations, the *Peixe Vivo* ('Fish Alive') Program operates on three fronts: fish and watershed conservation programs, production of scientific knowledge to support these programs, and the promotion of community involvement in the planned activities.

To measure the impact of its power projects on fish life, the Company uses an internal indicator that reflects the efficiency of protective measures for hydroelectric plant maintenance and operation. The Affected Biomass indicator measures the amount of fish (in kg) impacted by plant maintenance and operations. Since its implementation in 2007, the actions developed by the program enabled a 77% reduction in the total Affected Biomass at the facilities, even making it possible to avoid power generation interruptions or potential fines due to environmental damage. In the years 2008–2014, there was a single penalty in 2012, amounting to R$ 27,500.55. For more details, please see Form 20-F, page 49.

In 2014, the Affected Biomass indicator was 787 kg, whereas due to these impacts the internal limit inherent to the process is 1,882 kg. This represents a decrease of 66.7% compared to 2013, as illustrated in the chart below.

Affected Biomass (kg)


3,300
3,000
2,700
2,400
2,100
1,800
1,500
1,200
900
600
300
0
1,017
1,685
3,180
2,360
787
2010
2011
2012
2013
2014

For more information, please access Cemig's *Objectives and Targets* here.

EN12

In addition to encouraging scientific research and knowledge about Brazilian fish life, the *Fish Alive* Program promotes biological diversity and seeks to conserve natural environments, important targets established by the National Biodiversity Policy. The adoption of scientific criteria for decision-making purposes, the establishment of partnerships with other institutions and modification of practices based on the information gathered are the principles that guide the *Fish Alive* program.

Moreover, disclosure of the information is of great importance to society, ensuring transparency of the program and creating opportunities for the community to express its concerns and offer suggestions.

109

In 2014, research by the Fish Alive program was presented at important meetings, including with the Secretary of State for the Environment and Sustainable Development and other power utilities. In addition, the First Symposium on the Results of the Fish Alive Program was organized, during which the findings on the risk of fish deaths at Cemig’s plants were presented to employees, defining best practices to mitigate direct impacts of power plants on fish life. The Program is currently developing 14 scientific projects in partnership with research institutions, involving more than 200 students and researchers.
These partnerships have resulted in more than 240 technical paper publications to date, and the program has been referenced nationally and internationally for the fish conservation measures it has put into practice and for the dialogue it has generated with the community in a number of countries and states. Along with community involvement, this academic achievement has helped create more efficient conservation programs and practices, leading to coexistence of power projects and fish in Brazilian rivers. In 2014, it placed among the top 10 for the 12th Benchmarking Brazil Awards in 2014, and, for its
best fish conservation practices, was winner in the Improved Fauna category in the fifth edition of the Hugo Werneck Prize competition.
A total of R$ 6,052,155 was invested in the Fish Alive Program in 2014, of which R$ 1,834,969 was earmarked for research and development projects.
For more information, please see: http://www.cemig.com.br/enus/
Company_and_Future/Sustainability/Programs/environmental_programs/peixe_vivo/Pages/default.aspx
The Cemig Stocking Program includes fish introduction activities at three of its own stations: Volta Grande, Itutinga and
Machado Mineiro, and two partnership stations (Codevasf, Gorutuba, and Três Marias). In 2014, the Company produced about 661,000 fingerlings, a reduction of approximately 53% compared to 2013, totaling 14 tons. Some 72 fish stocking operations were conducted in reservoirs and rivers basins where Cemig has projects, with 2,591 people from local communities in 42 Minas Gerais municipalities participating. The main reason for the reduction in fingerling production was occurrences of the golden mussel (Limnoperna fortunei) mollusk .
in the
reservoir of the Volta Grande hydroelectric plant, which made fish stocking there unfeasible.
The golden mussel is a bivalve mollusk originating in Asia. Due to its ability to reproduce and spread quickly, and having virtually no predators in the Brazilian fauna, these mussels propagate rapidly, and so are considered an invading species.
The following can be mentioned as damage caused by the golden mussel: loss of aquatic vegetation; occupation of space and competition for food with native mollusks; damage to fish communities, because the decline of the mollusks decreases the fish food supply; the clogging of water and mains, sewer and irrigation pipes; the clogging of water intake systems for power generation purposes, leading to frequent interruptions for cleaning and raising the cost of production;
damage to navigation, prejudicing buoys and piers, engine structures and vessels.

Number of Fingerlings (thousands)
2010 2011 2012 2013 2014
0
200,000
400,000
600,000
800,000
1,000,000
1,200,000
1,400,000
525,141
910,280
804,858
1,404,052
661,000
The following are the environmental programs implemented and/or supported by the Fish Alive team.
At the Santo Antônio hydroelectric plant, an important result of the effort to conserve fish populations was the rescue operations carried out during construction of plant. The technique developed to prevent mass fish deaths on the site made it possible to rescue and release fish in about 6 minutes, avoiding any environmental damage. In 2014 alone, the following operations were carried out:
44 rescues of fish in turbines, totaling 9,343 kg.
6 rescues in spillways (Main and Supplementary), totaling 13,006 kg of fish.
2 rescues in the Fish Transposition System, totaling 202,900 kg removed from the canal and released in the Madeira
River.
Highlights also include publication of the book Fish of the Madeira River, which was the result of work by hundreds of scientists. It presents some ichthyologic rarities and more than 40 specimens new to scientific investigation. The book is a contribution to academic and scientific knowledge as well as an inspiration to young scientists.
Because of the concern for fish species at risk that are sold to the aquarium market, in 2014 Norte Energia – which is building the Belo Monte Hydroelectric Plant – succeeded in developing a protocol for raising the acari-zebra ornamental fish. The acari-zebra is on the ICMBio’s list of species banned from collection for commercial use, due to predatory exploitation over
INDICATORS OF PEIXE VIVO (FISH ALIVE) PROGRAM 2014
Fish conservation programs and River basin
management
Investment in fish research and management
projects (R$)
6,052,155
Biomass Affected (kg)1 787
Research
Starting in Science (students) 27
Master’s degree (students) 17
Doctorate (students) 14
Researchers (post doctorate, technical support
and researchers)2 74
Scientific production 59
Relationship with the community
Versol Project (students) 202
Participants in fish stocking 2,591
1 Weight of dead fish in kg resulting from plant maintenance and operations.
2 The data of “Researchers 2014” is composed by post doctorate, technical support and researchers.

the years caused by its high value in the international market.
Vegetation management
The Company invests in the professional development of direct and indirect employees, and development of work methods and planning and management tools – to improve the interaction of the electricity system with urban and rural vegetation, and to help maintain environmental quality in the communities where it operates.
Cemig currently employs outside specialists exclusively dedicated to planning and executing the pruning process. The results achieved have been a lower number of power outages caused by trees, and less need for future intensive pruning.
This table shows the reduction of power outages caused by trees:
This indicator declined further in 2014, confirming the effectiveness of the procedures in place and reflecting Cemig’s efforts toward preventive maintenance and improvements in distribution networks to guard against environmental threats, including adverse weather such as severe winds and storms that could knock down trees. This reduction also saves the Company expenses on financial compensation to consumers for shortfalls from not complying with supply continuity levels (DIC, FIC,
DMIC and DICRI), which can be due to falling trees. Also contributing to the improved results were innumerable actions under the Trees and Networks Management Program (“Premiar”), established in March 2009.
Cemig continued to partner with the city of Belo Horizonte to take inventory of the city’s urban trees, aiming to develop a planning and maintenance tool for public trees that meets the needs of both institutions. The goal is to complete the inventory and deploy it as a routine planning tool, creating a work schedule by 2015. Some 246,529 trees were surveyed in
2014, and another 200,000 remaining for completion of the project.
The inventory work consists of describing the physical state of every tree in the city located on public streets or fronting urban real estate, involving 57 attributes, which are posted to a geo-referenced database – making it possible to record the number, type, location and heath of each one of the city’s trees. And the project creates a planning tool for control of the maintenance of the trees, optimizing the available budget. In the year, 242 trees were planted and 58 trees considered unsafe were removed.
For more information about Cemig’s Objectives and Targets, please click here.
As a forum for discussing best tress care practices, and enhancing the work of professionals involved in urban planning, distribution of electric energy and forestation measures, Cemig organizes the Urban Forestry Circuit, an event that visits various cities in Minas Gerais. Four events were held in 2014 – in Araxá, Diamantina, Viçosa and Belo Horizonte – the latter with decisive participation by the Regional Engineering and Agronomy Council of (CREA/MG). About 500 people attended the meetings, from the scientific community, local governments, non-governmental organizations and other interested stakeholders, and a wide range of subjects were addressed, including planning and maintenance of urban forests, tree risk assessment and professional tree care practice. Another event in Belo Horizonte was a seminar, Urban Forestry in BH –
Public Health, Quality of the Environment and of Life, which dealt with the role of various actors in the planning process, especially the contributions from the municipal legislature.
Assessment of trees at risk is also the subject of a Research and Development Project currently in progress: creation of a
Mobile Laboratory equipped with tree analysis instrumentation. This would evaluate tress consistently and comprehensively,
OUTAGES CAUSED BY TREE ACCIDENTS WITHIN CEMIG’S DISTRIBUTION SYSTEM
2010 32,239
2011 33,541
2012 32,189
2013 31,337
2014 29,163
EU13 EN13 EN12 EN11

and thus minimize risks in rainy periods – and disseminate knowledge to the appropriate organizations on the importance of monitoring these situations throughout the year.
In 2014 an R&D project on development of Integrated Vegetation Management methodology for transmission line pathways was completed, indicated a significant reduction of costs of up to 40% from introducing of a new method of vegetation control. The approach involves replanting with natural but slow-growing species, which also deter return of the taller species, to reduce the cost of control – requiring fewer man-hours, and removal only occasional examples of species not covered in the original plan. Cemig plans to see this method applied as standard 2015.
For more information about Cemig’s Objectives and Targets, please click here.
A total of 13,515 tree seedlings were distributed in 2014 for urban use to 24 municipalities, donated by the Itutinga Forest
Nursery. There were 33 requests for seedlings, of which 28 were fulfilled the same year. As well as producing urban tree seedlings for municipal government forest nursery service agreements, Cemig also produces native species seedlings for riparian forest replanting along the banks of its reservoirs, tributaries and springs, in partnership with local farmers.
For recovery of riparian forests around its reservoirs, Cemig produces and donates native species tree seedlings to farmers, non-governmental organizations, municipalities, schools, research institutions and companies operating in rural areas. Fortytwo municipalities were benefited in Minas Gerais, involving 13 Cemig hydroelectric plants, in 2014, and reforestation was begun of a 40 ha area on the banks of the São Simão hydroelectric plant reservoir – in partnership with local landowners, meeting the target of 40 ha/year set for this reservoir. Cemig is also reforesting 38 hectares on the banks of the Rosal hydroelectric plant reservoir. After planting, reforestation areas are monitored and undergo maintenance for two years. To learn more about Environmentally Protected Areas, production of seeds and seedlings and other information about the importance of biodiversity for Cemig, click here.
Find out more about the R$&D Project Effectiveness and sustainability of riparian forests of the Volta Grande Reservoir in the conservation of ecological processes and biodiversity at this link: http://prociliar.ufop.br
Use this link to access the Biodiversity Report published in 2014 – a materialization of Cemig’s commitment to transparency for stakeholders through publication of its main biodiversity conservation activities.
CLIMATE CHANGE
Cemig’s climate change practices are in line with its business strategy, formalized since 2012 through a commitment entitled
‘10 Climate Initiatives’ defining the Company’s lines of action. The involvement of senior management and discussion of the most significant issues makes these practices especially effective. This commitment can be seen in Cemig’s establishment of voluntary targets for reducing emissions, power consumption and energy losses — even though the Company has low
GHG emissions.
Within this corporate vision, Cemig pays special attention to the development and consolidation of a predominantly renewable energy matrix. The increased stake in Renova Energia (currently the owner of the largest wind power complex in
Latin America), and development of new technologies (especially solar power generation), have led to increase of clean energy sources into the Company’s matrix and diversification of its businesses, directed to a low-carbon economy. For more information on Cemig’s objectives and goals click here.
Cemig identifies potential risks and opportunities and seeks solutions to adapt to and mitigate possible effects that may impact its businesses. It therefore invests in practices that lead to greater safety regarding the multiple scenarios of probable risks related to climate change. For minimizing the physical climate change risks, the Company uses modern techniques and equipment. These include Weather Radar, Storm Location (SLT), and Telemetry and Hydrometeorological Monitoring (STH)
systems, as well as several mathematical models for hydrological simulation, weather and climate forecasting. More information can be found in the Cemig’s report under the CDP.
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When considering acquisition of new assets, Cemig takes account of regulatory risks related to climate change, conducting due diligence evaluation of carbon risk to assess the possible financial impacts of increased GHG emissions, due to the possibility of having to cover the cost of emissions due to new regulations.
Cemig takes account of climate change factors in managing its value chain, working in partnership with its suppliers, who are its stakeholders. One of the initiatives being developed over the last two years is participation in the Value Chain Carbon
Management Program, being developed and coordinated by the Brazilian Business Council for Sustainable Development
(CEBDS) in partnership with consultants KPMG international and other large Brazilian companies. In 2012–2014, this program has raised suppliers’ awareness about climate change and given them the tools and knowledge to conduct their own greenhouse gas emission inventories based on the GHG Protocol tool. For more information visit:
http://www.cemig.com.br/enus/
Company_and_Future/Sustainability/Programs/climate_changes/Documents/CEBDS%20Gestao%20de%20Carbono_ING%202014.PDF
A new phase of the CEBDS program, in partnership with Schneider Electric, will review and advise suppliers how to identify
GHG reduction opportunities in their production processes, helping generate cost reductions.
At the other end of the value chain, Cemig also offers initiatives to electricity consumers. The Smart Energy Program aims to promote energy efficiency in low-income communities, non-profit institutions and public facilities that are consumers of
Cemig’s supply. And Cemig also has a wholly-owned subsidiary operating in energy efficiency, Efficientia, which since 2002 has been planning and installing energy efficiency projects in companies’ facilities – mainly Cemig industrial clients.
See more details on Cemig’s climate change initiatives at:
http://www.cemig.com.br/enus/
Company_and_Future/Sustainability/Programs/climate_changes/Documents/DezIniciativasClimaING.pdf
CDP Climate Change
Cemig has responded to the CDP questionnaire since 2007. The resulting report is a rigorous survey of risks and opportunities for the Company’s business arising from climate change, and its own monitoring and control measures. Cemig sees the CDP as a management tool, in a context of increasing production of information and consistent carbon management initiatives.
In 2014 the CDP recognized Cemig as the leading company in Brazil in terms of excellence in transparency of information and business strategy in relation to climate change. It conducts its questionnaire every year. In 2014, when 52 large Brazilian companies answered the questionnaire, Cemig obtained the highest score in transparency –
with 98 out of a total of 100 points.
This was the third consecutive year that Cemig has been recognized by the organization, and the first in which it obtained the top score in the category. The assessment takes into account the level of detail and the quality of responses, based on a set of criteria such as management of risks and opportunities, measurement results, and emissions management, as well as the Company’s overall climate change strategy.
To access the CDP 2014 Report, use:
http://www.cemig.com.br/en-us/Company_and_Future/Sustainability/Documents/CDP2014_english.pdf
In 2014, Cemig published its Greenhouse Gas Emissions Inventory, verified by independent audit. The full document can be accessed at:
http://www.cemig.com.br/enus/
Company_and_Future/Sustainability/Programs/climate_changes/Documents/Cemig_2013_greenhouse_gas.pdf

EMISSIONS
In 2014, Cemig’s direct emissions totaled 617,717 tCO2e – and were 4.8% of the Company’s total calculation of Greenhouse
Gas (GHG) emissions. Scope 1 emissions were higher than in 2013 because the amount of time the Igarapé thermoelectric plant operated was significantly greater in 2014. Igarapé has installed capacity of 131 MW, and operates when required by the Brazilian Grid. In 2014, it operated for 6,541 hours – compared to 1,653 hours in 2013. This resulted in Igarapé’s CO2 emissions being 577,922 tCO2e in 2014 – compared to 130,985 tCO2e in 2013. The resulting final intensity of Cemig’s direct emissions in 2014 was 0.023467 tCO2e/MWh, well below the emission factor for the whole grid, of 0.1355 tCO2e/MWh.
It should be noted that the dispatching decisions in Brazil are taken by the National Electricity System Operator (ONS), weekly, based on current and past volumes of hydroelectric and thermal generation, and after analyzing forecasts of future supply flows, expected growth in electricity consumption, and data on the pace of growth in supply (new plants and expansion).
When hydrology is favorable and reservoir water storage levels are high, dispatching of thermal power plants is minimized, and hydroelectric generation is prioritized. When hydrology is unfavorable and storage levels are low, or, also, to increase security that there will be supply for the market, or if, for example, there is uncertainty about generation expansion programs, the ONS will tend to increase thermal generation. Hydroelectric generation can be reduced to raise levels of water storage in the flow-regulating reservoir system.
This list shows Cemig’s Scope 1 greenhouse gas emission sources:
At Cemig’s Scope 2, indirect emissions in 2014 were measured as 858,014 tCO2e, which represents 6.7% of the Company’s total emissions. Of this total, 99.19% is attributed to energy losses in power transmission and distribution systems. Note that
Scope 2 is strongly influenced by the emission factor attributed to the national grid, which was 41.08% higher in 2014, at
0.1355 tCO2e/MWh, compared to 0.0960 tCO2e/MWh in 2013.
This list shows Cemig’s Scope 2 greenhouse gas emission sources:
Cemig’s largest sources of emissions are principally in Scope 3: emissions that derive from the Company’s activities but occur in sources that it neither owns nor controls. The main source of emissions calculated in Scope 3 is electricity consumption by Cemig’s end consumers. In 2014, the Company recorded a 5% increase in total sales, which generated a
48.15% increase in indirect emissions over 2013 – again highlighting the increase in the national grid’s emission factor, used for the calculation of emissions.
CEMIG - SCOPE 1 EMISSION SOURCES
Corporate fleet – fuel consumption
Aircrafts and small boats consumption
Emergency generators
Fuel used in startup and operation of the thermoelectric plant by process gas - Barreiro plant
Fuel used by Igarapé thermoelectric plant
Machinery and equipment
SF6 emissions from electrical equipment
Refrigeration and air-conditioning gas emissions
Fertilizers used in production of seedlings and plantings
Fuels used by forklifts and cranes
CEMIG – SCOPE 2 EMISSION SOURCES
Electricity consumption in administrative and operational units
Electricity technical losses in Transmission and Distribution systems
EN30 EN21 EN20 EN18 EN17 EN16 EN15

The list of Cemig’s Scope 3 emission sources is as follows:
The chart below represents Cemig’s total direct and indirect greenhouse gas emissions in 2014.
Total emissions by scope (tCO2e)
Scope 1 Scope 2 Scope 3
0
1,000,000
2,000,000
3,000,000
4,000,000
5,000,000
6,000,000
7,000,000
8,000,000
9,000,000
10,000,000
11,000,000
12,000,000
617,717 858,014
11,332,770
For more information about Cemig’s GHG emissions, please see the emissions inventory by clicking this link.
The emissions of sulfur dioxide (SO2) and nitrogen oxides (NOx) .
come from the combustion of fuels by thermoelectric power plants and vehicles. The 228% increase in SO2 emissions, and the 31% increase in NOx emissions, from 2013, was mainly due to the high level of operation of the Igarapé thermal plant: it was dispatched during the entire year of 2014.
Clean Development Mechanism – CDM projects
Cemig has Clean Development Mechanism (CDM) projects at different stages of analysis for award of Certified Emission
Reductions (CERs), involving large and small hydroelectric plants, and solar and wind power plants, as follows:
CEMIG – SCOPE 3 EMISSION SOURCES
Outsourced transportation of materials, solid waste and equipment
Air travels
Gasoline, alcohol and diesel used by Distribution contractors
Electricity consumption by final consumers
Outsourced transportation of employees
SO2 and NOx are gases that cause acid rain. The SO2 and NOx values shown in the Total Emissions (t) table include emissions generated by vehicles.
TOTAL EMISSIONS (t)
YEAR SO2 NOx
2010 421 78
2011 475 109
2012 551 150
2013 962 187
2014 3,049 259
EN19

PROJECT	STATUS	ESTIMATE OF ANNUAL REDUCTION, tCO_2e	WEB INFO
Guanhães: 4 SHPs, 44 MW	Registered	62,949	http://cdm.unfccc.int/Projects/DB/RINA1280831660.48/view
Baguari Hydro Plant: 140 MW	Registered	63,234	http://cdm.unfccc.int/Projects/DB/SGS-UKL1282040767.96/view
Cachoeirão SHP: 27 MW	Registered	26,400	http://cdm.unfccc.int/Projects/DB/RINA1305214649.79/view
Renova Wind Farms (2009 contract): 129 MW	Registered	117,424	http://cdm.unfccc.int/Projects/DB/LRQA%20Ltd1349355823.93/view
Solar Settesolar: 3 MW	Registered	942	http://cdm.unfccc.int/Projects/DB/RWTUV1356098187.07/view
Renova Wind Farms (2010 contract): 162 MW	Registered	166,924	http://cdm.unfccc.int/Projects/DB/BVQI1350473592.78/view
Pipoca SHP: 20 MW	Registered	17,051	http://cdm.unfccc.int/Projects/DB/RINA1339141027.8/view
Paracambi SHP: 25 MW	Registered	33,993	http://cdm.unfccc.int/Projects/DB/RINA1392324439.94/view
Santo Antônio Hydro Plant	Registered	4,015,196	http://cdm.unfccc.int/Projects/DB/PJR%20CDM1356613142.79/view
Renova Wind Farms (2009): 164 MW	Being Registered	150,801	http://cdm.unfccc.int/Projects/Validation/DB/XMPL2JRB0KUCLA2A31XXO20P0YLASJ/view.h
Renova Wind Farms (2011): 213 MW	Being Registered	215,666	http://cdm.unfccc.int/Projects/Validation/DB/G5GTD3EVZK265RRN4LQK9QF3AK0W5K/view.h

ANNEXES

AWARDS RECEIVED BY CEMIG IN 2014

117

Cemig selected for inclusion in the Carbon Efficient Index (ICO2)
Developed by BM&FBovespa and the BNDES, this indicator signals to national and international capital markets that Brazil and the Brazilian companies listed are in alignment with the most advanced discussions on climate change. This is the 5th consecutive time that Cemig has been included in the ICO2. (Holding company)
Oekom Research: Prime (B–) status for 3rd consecutive year
The German-based sustainability rating agency Oekom is one of the world’s leading agencies classifying corporate investments by sustainability, with over 17 years’ experience. Prime classification qualifies Cemig for investments by institutions that work with the Oekom criteria (this category currently totals 90 billion euros). This is the 3rd consecutive year in which Oekom has been awarded Cemig Prime (B–) status. (Holding company)
100-Brazilian-companies corporate governance ranking by América Economia and Delta Economics &
Finance
This study by Delta Economics & Finance exclusively for América Economia Brasil magazine analyzed the governance practices of the 100 companies with the highest volume of trading on BM&F Bovespa. (Holding company)
Brazilian Environmental Benchmarking
The Benchmarking Program is an independent seal of sustainability that recognizes and shares best sustainability practices adopted by Brazilian companies and institutions. With a focus on quality in managerial practices, it identifies companies and managers as leaders and benchmarks for the excellence of their practices. Cemig was ranked 9th, for its Fish Alive Program.
(Cemig GT)
IR Magazine Awards Brazil
This award is given by IR Magazine Awards Brazil based on a survey to identify outstanding Investor Relations professionals in Brazil. This year Cemig won in the Public Services category. (Holding company)
Featured in “Anuário Telecom”
Cemig Telecom was voted Featured Company of the Year by Anuário Telecom in the Corporate Services Category. (Cemig
Telecom)
The Best in Dinheiro
Sponsored by IstoÉ Dinheiro, this award goes to companies that have most distinguished themselves in 28 sectors. In 2014,
Cemig won in the Electricity category. (Holding company)
Latam–Stars Index ranking
This index drawn up by consultants Management & Excellence (M&E), ranks actions by companies considered the best in sustainable management in Latin America. Cemig is one of the eight Brazilian companies among the 16 winners, and the only company from the electricity sector. (Holding company)
The Anefac–Fipecafi–Serasa Transparency Trophy

The Transparency Trophy is given to companies practicing outstanding transparency in their accounting information, as reflected in the quality of the annual report and consistency of data reported, among other factors. Cemig is among the winners for the 11th time in a row, in the category “Public Companies with Billing above R$ 5 billion.” (Holding company)
Inova Telecom Program
The project Support for Technological Innovation in the Telecommunications Sector, developed jointly by CemigTelecom with
Teracom Telemática Ltda. for use in access networks with virtualized functions defined by software, was selected by the
Inova Telecom Program, a joint initiative by Finep and the Brazilian Development Bank (BNDES), with participation by the
Ministries of Science, Technology and Innovation, Health, and Communications. (Holding company)
Dow Jones Sustainability Index
The Dow Jones Sustainability World Index (or DJSI World) is a worldwide stock index created in 1999 as the first-ever stock index of companies listed on the New York Stock Exchange that are global leaders in sustainability – understood to be those most capable of creating value for stockholders in the long term through risk management associated with environmental and social as well as economic factors. Cemig is included in the DJSI World for the 15th consecutive year. (Holding company)
Ranked among 10 most transparent by the Carbon Disclosure Project (CDP)
With the highest score among participating Brazilian companies, Cemig was selected by the Carbon Disclosure Project (CDP
– 2014 edition) as a leader in transparency in terms of business strategy information for climate change management. This is the third consecutive year in which Cemig has been recognized by the CDP, and the first time it has achieved the highest score in this category. (Holding company)
Harvard Business Review: Ranking of world’s best executives
Former Cemig CEO Djalma Bastos de Morais is one of three Brazilian executives who has remained in the ranking of CEOs drawn up by the Harvard Business Review. He ranks first among his compatriots, 30th worldwide, and as the best executive in the utilities sector (electricity, gas and water services). (Holding company)
Aberje Award – 1st placed
Cemig’s program Attitudes that Move the World took first place in the category Communication of Corporate Sustainability
Programs in the Awards given by Aberje (Brazilian Corporate Communications Association) for the Minas Gerais and Center-
West regions of Brazil. (Holding company)
Child-Friendly Company
Recognition by the Municipal Council for the Rights of Children and Teenagers (CMDCA) of Belo Horizonte. CMDCA raises funds through allocations of income tax from partner companies and individuals for actions to protect and uphold the rights of Belo Horizonte’s young people. (Holding company)
Abap Sustainability Award
This award by the Brazilian Association of Advertising Agencies (Abap) recognizes corporate actions to promote cultural, social and environmental development of the state of Minas Gerais. Cemig won the prize in the Special category. (Holding company)

Época/Reclame Aqui Service Quality Award

The winners of this prize organized by *Época* magazine and the *Reclame Aqui* ('*Complaints Line*') website are chosen by popular vote on the *Reclame Aqui* site. Cemig was the winner in the *Public Service – Electricity* category for the second year in a row. (Cemig D)

BM&FBovespa Corporate Sustainability Index (ISE)

2014 was Cemig's 10th consecutive year of inclusion in this index of companies selected for commitment to sustainability, quality, transparency and accountability. Inclusion takes into account multiple factors including analysis of balance between the financial, social, environmental and climate change dimensions. (Holding company)

Leaders of Brazil Award

Sponsored by the Business Leaders Group (*Grupo de Líderes Empresariais*) and the media organization SBT, this award recognizes companies and leaders for efforts to position Brazil at a world leadership level. This was the second consecutive year in which Cemig received this Award. (Holding company)

Best Friend of Sports in the State

The Brazilian Sports Ministry recognized Cemig for its support for sport and athletics in Minas Gerais, as the company that made the largest funding contribution under the Federal Sports Incentive Law, for the 5th consecutive year. (Holding company)

Hugo Werneck Award for Sustainability & Love of Nature

This award is sponsored by the *Sou Ecológico* ('I'm Ecological') Group established by *Revista Ecológico* magazine. The *Fish Alive* Program won the prize for Best Example in Fauna. (Cemig GT)

Funcoge Award

Cemig received the trophy in the *Strategic Business Management* category from Coge (Corporate Management Committee Foundation), for its work *Strategic Real Estate: An Invitation to Operational Efficiency*. (Holding company)

CONSOLIDATED SOCIAL STATEMENT

1) TAX BASE	2014			2013		
	AMOUNT (THOUSAND R$)			AMOUNT (THOUSAND R$)		
Net Revenue (NR)	19,539,578			14,627,280		
Operating Income (OI)	5,580,398			4,362,471		
Gross Payroll (GP)	1,109,968			1,038,555		
2) INTERNAL SOCIAL INDICATORS	AMOUNT (THOUSAND R$)	% OVER GP	% OVER NR	AMOUNT (THOUSAND R$)	% OVER GP	% OVER NR
Allowance	79,436	7.16	0.41	75,221	7.24	0.51
Compulsory social charges	294,767	26.56	1.51	282,123	27.16	1.93

120

Private pension plan	78,644	7.09	0.40	77,058	7.42	0.53
Health	44,369	4.00	0.23	44,546	4.29	0.30
Safety and medicine at work	21,372	1.93	0.11	18,716	1.80	0.13
Education	604	0.05	-	463	0.04	-
Culture	-	-	-	78	0.01	-
Training and professional development	37,553	3.38	0.19	27,125	2.61	0.19
Kindergartens or day-care assistance	2,183	0.20	0.01	2,102	0.20	0.01
Profit Sharing	238,664	21.50	1.22	228,763	22.03	1.56
Other	16,657	1.50	0.09	18,422	1.77	0.13
Total - Internal Social Indicators	814,249	73.37	4.17	774,617	74.57	5.29
3) EXTERNAL SOCIAL INDICATORS	**AMOUNT (THOUSAND R$)**	**% OVER OI**	**% OVER NR**	**AMOUNT (THOUSAND R$)**	**% OVER OI**	**% OVER NR**
Education	287	0.01	-	1,200	0.03	0.01
Culture	26,816	0.48	0.14	24,831	0.57	0.17
Other Donations / Grants / ASIN Project / Sports	66,699	1.20	0.34	51,638	1.18	0.35
Total of Contributions to the Society	93,802	1.68	0.48	77,669	1.78	0.53
Taxes (excluding social charges)	6,749,772	120.96	33.54	5,605,824	128.50	38.32
Total - External Social Indicators	6,843,574	122.64	35.02	5,683,493	130.28	38.85
4) ENVIRONMENTAL INDICATORS	**AMOUNT (THOUSAND R$)**	**% OVER OI**	**% OVER NR**	**AMOUNT (THOUSAND R$)**	**% OVER OI**	**% OVER NR**
Related to the operation of the company	52,838	0.95	0.27	181,300	4.16	1.24
In Programs and / or external projects	-	-	-	-	-	-
Total of Investments in Environment	52,838	0.95	0.27	181,300	4.16	1.24
Regarding the establishment of annual targets to minimize toxic waste and general consumption during	(X) has no goals () meets from 0 to	() meets from 51 to 75%		(x) has no goals () meets from 0 to	() meets from 51 to 75%	

121

production / operation and
increase efficiency in the
use of natural resources,
the company:
50% ( ) meets from 76
to 100%
50% ( ) meets from 76
to 100%
5) STAFF INDICATORS 2014 2013
Number of employees at
the end of the period
7,922 7,922
Number of admissions
during the period
217 776
Number of outsourced
employees
ND ND
Number of trainees 277 336
Number of employees over
45 years old
3,596 3,375
Number of women working
in the company
1,087 1,042
% of management
positions held by women
12.03 12.76
Number of black people
working in the company
2,546 2,542
% of management
positions held by black
people
14.11 13.17
Number of individuals with
disabilities or special
needs
230 85
6) RELEVANT
INFORMATION
REGARDING
CORPORATE
CITIZENSHIP
2014 2015 GOALS
Relationship between the
highest and the lowest
compensation in the
company
32.26 There are no goals
Total number of work
accidents to be considered
with employees
88 There are no goals
The social and
environmental projects
developed by the company
were defined by:
( ) Board of
Directors
(X) Board
of
Directors
and
Managers
( ) All
employees
( ) Board of
Directors
(X) Board
of
Directors
and
Managers
( ) All
employees
The safety and health
standards in the workplace
( ) Board of
Directors and
(X) All
employees
( ) Everyone
+ CIPA
( ) Board of
Directors and
(X) All
employees
( ) Everyone

GRI INDEX
were defined by: Managers Managers + CIPA
Regarding the freedom of
labor union organization,
the right to collective
bargaining and internal
representation of the
employees, the company:
( ) does not
get involved
(x) follows
the
OIT
standards
( )
encourages
and follows
the OIT
(x) will not
get involved
( ) will
follow the
OIT
standards
( ) will
encourage
and
follow the
OIT
The private pension plan
covers:
( ) Board of
Directors
( ) Board
of
Directors
and
Managers
(X) All
employees
( ) Board of
Directors
( ) Board
of
Directors
and
Managers
(X) All
employees
The Profit Sharing include:
( ) Board of
Directors
( ) Board
of
Directors
and
Managers
(X) All
employees
( ) Board of
Directors
( ) Board
of
Directors
and
Managers
(X) All
employees
When selecting suppliers,
the same ethical
standards, and social and
environmental
responsibility standards
adopted by the company:
( ) are not
considered
( ) are
suggested
(X) are
required
( ) will not be
considered
( ) will be
suggested
(X) will be
required
Regarding the participation
of employees in voluntary
work programs, the
company:
( ) does not
get involved
( )
supports it
(X)
organizes
and
encourages
it
( ) will not get
involved
( ) will
support it
(X) will
organize
and
encourage
it
Total number of
complaints and criticism
from consumers:
in the
company
___ND__
in Procon
___ND__
in Court
___ND__
in the
company
___ND__
in Procon
___ND__
in Court
___ND__
% of complaints and
resolved reviews:
in the
company
___ND__%
in Procon
___ND__%
in Court
___ND__%
in the
company
___ND__%
in Procon
___ND__%
in Court
___ND__%
TOTAL ADDED VALUE
TO BE DISTRIBUTED (IN
THOUSAND R$)
IN 2014: IN 2013:
Distribution of Value
Added (DVA)
50.23% Government and 10.33%
shareholders
11.98% employees, 14.08% third parties
and 13.42% withheld
48.46% Government and 13.84%
shareholders
13.46% employees, 11.25% third parties
and 12.99% withheld
. Sectoral indicators G4-32

GRI INDICATORS
2014
OBSERVATION
S
INFORMATION
VERIFIED
IMPACTS
INTERNAL EXTERNAL
G4
Strategy and
Analysis
G4-1
Provide a
statement from
the most senior
decision-maker
of the
organization
(such as CEO,
chair, or
equivalent
senior position)
about the
relevance of
sustainability to
the organization
and the
organization’s
strategy for
addressing
sustainability.
No x x
G4-2
Provide a
description of
key impacts,
risks, and
opportunities.
Yes x x
Organizational
Profile
G4-3
Report the name
of the
organization.
No - -
G4-4
Report the
primary brands,
products, and
services.
No - -
G4-5
Report the
location of the
organization’s
headquarters.
No - -
G4-6
Report the
number of
countries where
the organization
operates, and
names of
countries where
either the
organization has
significant
operations or
No - -

that are
specifically
relevant to the
sustainability
topics covered
in the report.
G4-7
Report the
nature of
ownership and
legal form.
No - -
G4-8
Report the
markets served
(including
geographic
breakdown,
sectors served,
and types of
customers and
beneficiaries).
No - -
G4-9
Report the scale
of the
organization.
No - -
EU1
Installed
capacity, broken
down by primary
energy source
and by
regulatory
regime.
No - -
EU2
Net energy
output broken
down by primary
energy source
and by
regulatory
regime.
No x x
EU3
Number of
residential,
industrial,
institutional and
commercial
customer
accounts.
No x -
EU4
Length of above
and
underground
transmission
and distribution
lines by
regulatory
regime.
No x x
Allocation of
CO2 emissions
There was no

EU5 allowances or
equivalent,
broken down by
Carbon Trading
Framework.
funding through
carbon credit
trading.
No - -
G4-10
Report the total
number of
employees and
workforce by
employment
contract,
employment
type, region and
gender.
Yes x x
G4-11
Report the
percentage of
total employees
covered by
collective
bargaining
agreements.
Yes x -
G4-12
Describe the
organization’s
supply chain.
Internally, Cemig
meant by their
supply chain
operations
Generation,
Transmission
and Distribution.
However, it still
must be
considered other
agents that are
not part of
Cemig Group,
such as
suppliers of
goods and
services that act
upstream and
downstream the
supply chain
considered by
Cemig. All these
agents are
included in the
report.
No x x
G4-13
Report any
significant
changes during
the reporting
period regarding
the
organization’s
size, structure,
ownership, or its
supply chain.
No x x
Cemig always

G4-14
Report whether
and how the
precautionary
approach or
principle is
addressed by
the organization.
considers the
principle of
caution in cases
of risk
management in
the planning of
and developing
new business
operations.
During planning,
all factors are
considered that
may present
risks to the
health and
safety of
employees,
suppliers,
customers and
the general
public.
No x x
G4-15
List externally
developed
economic,
environmental
and social
charters,
principles, or
other initiatives
to which the
organization
subscribes or
which it
endorses.
No x x
G4-16
List
memberships of
associations
(such as
industry
associations)
and national or
international
advocacy
organizations in
which the
organization:
Holds a position
on the
governance
body;
Participates in
projects or
committees;
Provides
substantive
funding beyond
routine
membership
dues; Views
membership as
Cemig
participates in
the following
associations:
Brazilian
Electricity
Distributors
Association
(ABRADEE),
Federation of
Industries of the
State of Minas
Gerais (FIEMG),
and the Brazilian
Business
Council for
Sustainable
Development
(CEBDS).
No x x

strategic.
Identified
Material Aspects
and Boundaries
G4-17
List all entities
included in the
organization’s
consolidated
financial
statements or
equivalent
documents;
Report whether
any entity
included in the
organization’s
consolidated
financial
statements or
equivalent
documents is
not covered by
the report.
No x x
G4-18
Explain the
process for
defining the
report content
and the Aspect
Boundaries;
Explain how the
organization has
implemented the
Reporting
Principles for
Defining Report
Content.
Yes x x
G4-19
List all the
material Aspects
identified in the
process for
defining report
content.
Yes x x
G4-20
G4-21
For each
material aspect,
report your
Aspect Limit
within the
organization.
For each
material aspect,
Water. Yes x x
Biodiversity. Yes x x
Customers and
Consumers. Yes x x
Community. Yes - x
Economic
Performance.
Yes x x
Employees. Yes x -

report your
Aspect Limit
whithout the
organization.
Supplier
Management.
Yes x x
Innovation. Yes x x
Investment for
Growth.
Yes x x
Climate Change. Yes x x
Health and
Safety.
Yes x x
G4-22
Report the effect
of any
restatements of
information
provided in
previous reports,
and the reasons
for such
restatements.
No x -
G4-23
Report
significant
changes from
previous
reporting
periods in the
Scope and
Aspect
Boundaries.
No x -
Stakeholder
Engagement
G4-24
Provide a list of
stakeholder
groups engaged
by the
organization.
Yes x -
G4-25
Report the basis
for identification
and selection of
stakeholders
with whom to
engage.
Yes x -
Report the
organization’s
approach to
stakeholder
engagement,
including
frequency of
engagement by
To gather
information
about the
demands of
stakehoders,
several existing
relationship
channels were
used, since the
shops for
service to
customers,
suppliers and
employees, up

G4-26
type and by
stakeholder
group, and an
indication of
whether any of
the engagement
was undertaken
specifically as
part of the report
preparation
process.
clipping
newspapers,
through sources
of internal and
external data to
the Company. In
general, the data
sources has no
particular
schedule to be
updated; better
than that, are
updated in real
time as soon
happen any
news or contact
stakeholders.
No x -
Report Profile
G4-27
Report key
topics and
concerns that
have been raised
through
stakeholder
engagement,
and how the
organization has
responded to
those key topics
and concerns,
including
through its
reporting. Report
the stakeholder
groups that
raised each
of the key topics
and concerns.
No x x
G4-28
Reporting period
(such as fiscal
or calendar year)
for information
provided.
No - -
G4-29
Date of most
recent previous
report (if any).
No - -
G4-30
Reporting cycle
(such as annual,
biennial).
No - -
G4-31
Provide the
contact point for
questions
regarding the
report or its
contents.
No - x
Report the ‘in

G4-32
accordance’
option the
organization has
chosen; Report
the GRI Content
Index for the
chosen option;
Report the
reference to the
External
Assurance
Report, if the
report has been
externally
assured. GRI
recommends the
use of external
assurance but it
is not a
requirement to
be ‘in
accordance’
with the
Guidelines.
No x x
G4-33
Report the
organization’s
policy and
current practice
with regard to
seeking external
assurance for
the report.
Yes x x
Governance
G4-34
Report the
governance
structure of the
organization,
including
committees of
the highest
governance
body. Identify
any committees
responsible for
decision-making
on economic,
environmental
and social
impacts.
No x x
G4-35
Report the
process for
delegating
authority for
economic,
environmental
and social
topics from the
highest
No x -

governance
body to senior
executives and
other
employees.
G4-37
Report
processes for
consultation
between
stakeholders
and the highest
governance
body on
economic,
environmental
and social
topics. If
consultation is
delegated,
describe to
whom and any
feedback
processes to the
highest
governance
body.
No x x
G4-39
Report whether
the Chair of the
highest
governance
body is also an
executive officer
(and, if so, his or
her function
within the
organization’s
management
and the reasons
for this
arrangement).
Does not apply
to Cemig’s
governance
model.
No - -
G4-40
Report the
nomination and
selection
processes for
the highest
governance
body and its
committees, and
the criteria used
for nominating
and selecting
highest
governance
body members.
No x x
Report
processes for
the highest
governance

G4-41
body to ensure
conflicts of
interest are
avoided and
managed.
Report whether
conflicts of
interest are
disclosed to
stakeholders.
No x x
G4-47
Report the
frequency of the
highest
governance
body’s review of
economic,
environmental
and social
impacts, risks,
and
opportunities.
No x -
G4-48
Report the
highest
committee or
position that
formally reviews
and approves
the
organization’s
sustainability
report and
ensures that all
material Aspects
are covered.
Executive
Board.
No x -
G4-51
Report the
remuneration
policies for the
highest
governance
body and senior
executives for
the below types
of remuneration
Report how
performance
criteria in the
remuneration
policy relate to
the highest
governance
body’s and
senior
executives’
economic,
environmental
and social
objectives.
No x -
Ethics and

Integrity
G4-56
Describe the
organization’s
values,
principles,
standards and
norms of
behavior such
as codes of
conduct and
codes of ethics.
No x x
G4-57
Report the
internal and
external
mechanisms for
seeking advice
on ethical and
lawful behavior,
and matters
related to
organizational
integrity (e.g.,
ombudsman).
Yes x x
G4-58
Report the
internal and
external
mechanisms for
reporting
concerns about
unethical or
unlawful
behavior, and
matters related
to organizational
integrity, such
as escalation
through line
management,
whistleblowing
mechanisms or
hotlines.
Yes x x
Management
approach and
performance
indicators
Economic
Performance
Electric utilities
sector-specific
disclosures on
management
approach
Availability and
Reliability

EU6	Planning to ensure short and long-term electricity availability and reliability (Information).		No	x	x
	Aspect: Demand-side management (DSM)				
EU7	Demand-side management programs including residential, commercial and industrial programs (Information).	See Energy Efficiency item.	No	x	x
	Aspect: Research and Development				
EU8	Research and development activity, and expenditure aimed at providing reliable electricity and promoting sustainable development (Information).		Yes	x	x
	Aspect: Decommissioning of plants				
EU9	Provisions for decommissioning of nuclear power plants (Information).	Not applicable.	No	-	-
	Economic Performance Indicators				
	Aspect: Availability and Reliability				
	Planned capacity against projected electricity demand over the				

135

EU10	long-term, broken down by energy source and regulatory regime.		No	x	x
	Aspect: System Efficiency				
EU11	Average generation efficiency of thermal plants by energy source and by regulatory regime.	The average efficiency of thermal plants in 2014 was 23.67% at UTE Ipatinga, 24.55% at UTE Barreiro and 32.97% at UTE Igarapé.	No	x	x
EU12	Transmission and distribution losses as a percentage of total energy.		Yes	x	x
	Economic Performance				
	Aspect: Economic Performance				
EC1	Direct economic value generated and distributed.		No	x	x
EC2	Financial implications and other risks and opportunities for the organization's activities due to climate change.		No	x	x
EC3	Coverage of the organization's defined benefit plan obligations.		Yes	x	-
EC4	Financial assistance received from government.		Yes	x	x
	Aspect: Market Presence				
	Ratios of standard entry level wage by gender				

136

EC5 compared to
local minimum
wage at
significant
locations of
operation.
Yes x -
EC6
Proportion of
senior
management
hired from the
local community
at significant
locations of
operation.
Cemig has no
specific
standard for
hiring local
employees. As it
is a mixed
capital
company,
contracting can
only be
accomplished
through public
tender.
No - -
Aspect: Indirect
Economic
Impacts
EC7
Development
and impact of
infrastructure
investments and
services
supported.
No x x
Aspect:
Purchasing
Processes
EC9
Proportion of
spending on
local suppliers
at significant
locations of
operation.
No - x
Environmental
Performance
Environmental
Performance
Indicators
Aspect:
Materials
EN1
Materials used
by weight or
volume.
Note about this
indicator: Report
in-use inventory
of solid and
liquid, high level
and low level
No x x

	PCBs in equipment.				
EN2	Percentage of materials used that are recycled input materials.		No	x	x
	Aspect: Energy				
EN3	Energy consumption within the organization.		Yes	x	x
EN5	Energy intensity.	The intensity in the product was 0.08812354 in 2014.	No	x	x
EN6	Reductions in energy consumption.		Yes	x	x
EN7	Reductions in energy consumption demands for products and services.		Yes	x	x
	Aspect: Water				
EN8	Total water withdrawal by source. **Note about this indicator:** Report total amount of water used for processing, cooling and consumption in thermonuclear plants, including the use of water in ash handling.		Yes	x	x
EN9	Water sources significantly affected by withdrawal of water.		Yes	x	x
EN10	Percentage and total volume of water recycled and reused.	The amount of water recycled or reused by Cemig is insignificant.	Yes	x	x
	Aspect: Biodiversity				

138

EN11	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas.		Yes	x	x
EN12	Description of significant impacts of activities, products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas. **Note about the indicator:** Include: Maintenance of transmission line corridors; fragmentation and insulation, and impacts of thermal disposal.		Yes	x	x
EU13	Biodiversity of offset habitats compared to the biodiversity of the affected areas.		Yes	x	x
EN13	Habitats protected or restored.		Yes	x	x
	Aspect: Emissions				
	Direct greenhouse gas (GHG) emissions (Scope 1). **Notes about the indicator: Report CO_2 emissions per MW/h by country or regulatory**				

139

EN15	**regime, for:** Net generation from total generating capacity; Net generation from total fossil fuel generation; Net delivery estimate for end users. Include emissions from own generation, as well as gross purchased energy, including line losses.		Yes	x	x
EN16	Energy indirect greenhouse gas (GHG) emissions (Scope 2). **Notes about the indicator: Report CO_2 emissions per MW/h by country or regulatory regime, for:** Net generation from total generating capacity; Net generation from total fossil fuel generation; Net delivery estimate for end users. Include emissions from own generation, as well as gross purchased energy, including line losses.		Yes	x	x
EN17	Other indirect greenhouse gas (GHG) emissions (Scope 3).		Yes	x	x
EN18	Greenhouse gas (GHG) emissions intensity.		Yes	x	x
EN19	Reduction of greenhouse gas (GHG) emissions.		Yes	x	x
EN20	Emissions of ozone-depleting substances	Information not available.	No	x	x

140

	(ODS).				
EN21	NOx, SOx, and other significant air emissions by type. **Comments on the indicator:** Report emissions per MWh net generation.		Yes	x	x
	Aspect: Effluents and Waste				
EN22	Total water discharge by quality and destination **Comments on the indicator**: include thermal discharge.		Yes	x	x
EN23	Total weight of waste by type and disposal method. **Comments on the indicator:** Include PCB waste. Report on nuclear waste using IAEA definitions and protocols. Report mass and activity of spent nuclear fuel sent for processing and reprocessing per year. In addition, report radioactive waste produced per net MWh nuclear generation per year. Report (in terms of mass and activity) low/intermediat e level waste and high level waste separately, based on IAEA radioactive waste classification.		Yes	x	x

141

	This should also include waste produced from reprocessing activities, where data is available.				
EN24	Total number and volume of significant spills.	In 2014, there were no significant spills.	Yes	x	x
EN25	Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel Convention[2] Annex I, II, III, and VIII, and percentage of transported waste shipped internationally.	Cemig does not engage in the international transport of waste.	Yes	-	x
EN26	Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by the reporting organization's discharges of water and runoff.		Yes	x	x
	Aspect: Products and Services				
EN27	Extent of impact mitigation of environmental impacts of products and services.	Cemig believes that the impacts are not significant. Existing relevant projects are related to biodiversity and have been reported in the EN12 indicator.	No	-	x
	Percentage of products sold	The Company's main product is			

142

EN28	and their packaging materials that are reclaimed by category.	electricity, which due to its nature does not require packaging.	No	-	-
	Aspect: Compliance				
EN29	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations.		Yes	x	-
	Aspect: Transportation				
EN30	Significant environmental impacts of transporting products and other goods and materials for the organization's operations, and transporting members of the workforce.		Yes	x	x
	Aspect: Overall				
EN31	Total environmental protection expenditures and investments by type.		Yes	x	x
	Aspect: Environmental Assesment of Suppliers				
EN32	Percentage of new suppliers that were screened using environmental criteria.		Yes	x	x
	Significant actual and potential negative				

143

EN33 environmental
impacts in the
supply chain
and actions
taken.
Yes x x
Social
Performance
Performance
Indicators
Related to Labor
Practices and
Decent Work
Aspect:
Employment
EU14
Programs and
processes to
ensure the
availability of a
skilled
workforce.
No x -
EU15
Percentage of
employees
eligible to retire
in the next 5 and
10 years broken
down by job
category and by
region.
Yes x -
EU16
Policies and
requirements
regarding health
and safety of
employees and
employees of
contractors and
subcontractors.
Yes x x
LA1
Total number
and rate of
employee
turnover by age
group, gender,
and
region. Commen
ts on the
indicator: For
the employees
leaving
employment
during the
reporting period,
provide the
average length
of tenure of
employees
leaving broken
down by gender
Yes x -

	and age group.				
LA2	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by major operations.		No	x	-
LA3	Return to work and retention rates after parental leave, by gender.	In 2014, maternity leave was granted to 19 women, of whom 6 began 2015 on maternity leave, while the other 13 returned to work following the conclusion of their leave. In total, 18 women returned from maternity leave in 2014, of whom, only a housekeeper asked to have her employment terminated. Upon examination 12 months after return from leave, there was a 100% retention rate. Among men, in 2014, 120 had the right to paternity leave. All returned to work after the leave period ended.	No	x	-
EU18	Percentage of contractor and subcontractor employees that have undergone relevant health and safety training.		Yes	x	-
	Aspect: Labor Relations				
	Minimum notice				

145

LA4
period(s)
regarding
significant
operational
changes,
including
whether it is
specified in
collective
agreements.
No x -
Aspect:
Workplace
Health and
Safety
LA5
Percentage of
total workforce
represented in
formal joint
management–
worker health
and safety
committees that
help monitor and
advise on
occupational
health and
safety
programs.
No x -
LA6
Type of injury
and rates of
injury,
occupational
diseases, lost
days, and
absenteeism,
and total
number of
workrelated
fatalities, by
region and by
gender.
Yes x -
LA7
Workers with
high incidence
or high risk of
diseases related
to their
occupation.
According to
Occupational
Medicine,
Cemig’s
employees are
subject to the
risk of diseases
caused by
accidents and
diseases not
caused by the
work itself
(occupational
diseases).
No x -
Health and
safety topics

LA8 covered in
formal
agreements with
trade unions.
Yes x -
Aspect: Training
and Education
LA9
Average hours
of training per
year per
employee by
gender, and by
employee
category.
Yes x -
LA10
Programs for
skills
management
and lifelong
learning that
support the
continued
employability of
employees and
assist them in
managing career
endings.
Yes x -
LA11
Percentage of
employees
receiving regular
performance
and career
development
reviews, by
gender and by
employee
category.
No x -
Aspect: Diversity
and Equal
Opportunities
LA12
Composition of
governance
bodies and
breakdown of
employees per
employee
category
according to
gender, age
group, minority
group
membership,
and other
indicators of
diversity.
Yes x -
Aspect: Equal
Remuneration
for Men and

Women
LA13
Ratio of basic
salary and
remuneration of
women to men
by employee
category, by
significant
locations of
operation.
Yes x -
Aspect:
Evaluation of
Suppliers’ Labor
Practices
LA14
Percentage of
new suppliers
that were
screened using
labor practices
criteria.
Yes x x
LA15
Significant
actual and
potential
negative
impacts for
labor practices
in the supply
chain and
actions taken.
Yes x x
Human Rights
Performance
Indicators
Aspect:
Investments
HR1
Total number
and percentage
of significant
investment
agreements and
contracts that
include human
rights clauses or
that underwent
human rights
screening.
No - -
HR2
Total hours of
employee
training on
human rights
policies or
procedures
concerning
aspects of
human rights
No x -

that are relevant
to operations,
including the
percentage of
employees
trained.
Aspect: Anti-
Discrimination
HR3
Total number of
incidents of
discrimination
and corrective
actions taken.
No x -
Aspect:
Freedom of
association and
collective
bargaining
HR4
Operations and
suppliers
identified in
which the right
to exercise
freedom of
association and
collective
bargaining may
be violated or at
significant risk,
and measures
taken to support
these rights.
No x x
Aspect: Child
Labor
HR5
Operations and
suppliers
identified as
having
significant risk
for incidents of
child labor, and
measures taken
to contribute to
the effective
abolition of child
labor.
No x x
Aspect: Forced
or Compulsory
Labor
Operations and
suppliers
identified as
having
significant risk

HR6
for incidents of
forced or
compulsory
labor, and
measures to
contribute to the
elimination of all
forms of forced
or compulsory
labor.
No x x
Aspect: Safety
Practices
HR7
Percentage of
security
personnel
trained in the
organization’s
human rights
policies or
procedures that
are
relevant to
operations.
Yes x -
Aspect: Human
Right Evaluation
of Suppliers
HR10
Percentage of
new suppliers
that were
screened using
human rights
criteria.
Yes x x
HR11
Significant
actual and
potential
negative human
rights impacts in
the supply chain
and actions
taken.
Yes x x
Company’s
Social
Performance
Indicators
Aspect:
Emergency and
disaster
prevention and
preparedness
EU21
Contingency
planning
measures,
disaster/emerge
ncy
Yes x x

management
plan and training
programs, and
recovery/restora
tion plans.
Aspect:
Community
SO1
Percentage of
operations with
implemented
local community
engagement,
impact
assessments,
and
development
programs.
Yes x x
EU22
Number of
people
physically or
economically
displaced and
compensation,
broken down by
type of project.
Yes x x
Aspect:
Combatting
Corruption
SO3
Total number
and percentage
of operations
assessed for
risks related to
corruption and
the significant
risks identified.
Yes x x
SO4
Communication
and training on
anti-corruption
policies and
procedures.
Yes x x
SO5
Confirmed
incidents of
corruption and
actions taken.
Yes x x
Aspect: Public
Policy
SO6
Total value of
political
contributions by
country and
Being a joint
stock company,
Cemig cannot
and does not
make financial
contributions to
No - -

recipient/benefi
ciary.
politicians,
parties or
related
institutions.
Aspect: Unfair
Competition
SO7
Total number of
legal actions for
anti-competitive
behavior, antitrust,
and
monopoly
practices and
their outcomes.
The Company
was not
prosecuted, nor
were any
administrative
proceedings
brought against
it for violations
of the
competitive
order (neither for
practices of
trust, monopoly
or unfair
competition). All
of Cemig’s
acquisitions,
prior to taking
effect, must be
approved by the
Administrative
Council for
Economic
Defense (CADE),
an authority
linked to the
Brazilian
Ministry of
Justice.
No x -
Aspect:
Evaluation of
Suppliers on
Impacts to
Society
SO9
Percentage of
new suppliers
that were
screened using
criteria for
impacts on
society.
Yes x x
SO10
Significant
actual and
potential
negative
impacts on
society in the
supply chain
and actions
taken.
Yes x x

Product liability
indicators
Aspect: Client
Health and
Safety
PR1
Percentage of
significant
product and
service
categories for
which health
and safety
impacts are
assessed for
improvement.
No x -
PR2
Total number of
incidents of noncompliance
with
regulations and
voluntary codes
concerning the
health and
safety impacts
of products and
services during
their life cycle,
by type of
outcomes.
There were no
non-compliance
cases related to
this aspect.
No x x
EU25
Number of
injuries and
fatalities to the
public involving
company assets
including legal
judgments,
settlements and
pending legal
cases of
diseases.
Yes x x
Aspect:
Labelling of
Products and
Services
PR3
Type of product
and service
information
required by the
organization’s
procedures for
product and
service
information and
labeling, and
percentage of
significant
products and
No - x

service
categories
subject to such
information
requirements.
PR4
Total number of
incidents of noncompliance
with
regulations and
voluntary codes
concerning
product and
service
information and
labeling, by type
of outcomes.
No - x
PR5
Results of
surveys
measuring
customer
satisfaction.
Yes x x
Aspect:
Marketing
Communications
PR6
Sale of banned
or disputed
products.
Not applicable. No - -
PR7
Total number of
incidents of noncompliance
with
regulations and
voluntary codes
concerning
marketing
communications
, including
advertising,
promotion, and
sponsorship, by
type of
outcomes.
No x x
Aspect: Client
Privacy
PR8
Total number of
substantiated
complaints
regarding
breaches of
customer
privacy and
losses of
customer data.
No x x
Aspect:

Compliance
PR9
Monetary value
of significant
fines for noncompliance
with
laws and
regulations
concerning the
provision and
use of products
and services.
Cemig was cited
7 times by Aneel
in 2014,
generating fines
totaling R$
60,840,938.07.
Cemig has
controls with
annual targets
for the reduction
of fines received
through
processes and
specific internal
controls, which
are focused
directly on an
effort to reduce
initial amounts
levied. In 2014
there was an
administrative
level decision
regarding 5
fines, which
related to three
infringement
notices issued
by ANEEL in
2013 and two
others in 2014.
The value of
these 5 fines, for
2014, taking into
consideration
the decisions of
previous years,
was R$
47,131,004.58.
Following the
decisions during
this year, the
value increased
to R$
33,728,911.04,
and was then
reduced by
28.4%, which is
equivalent to a
Reduction of
Regulatory Fines
Index (IRMR) of
45.5%; close to
the 2014 target
of 46.1%.
No x -
Aspect:
Compliance
Percentage of

EU26	population unserved in licensed distribution or service areas.		Yes	x	x
EU27	Number of residential disconnections for non-payment.		Yes	x	x
EU28	Power outage frequency.		Yes	x	x
EU29	Average power outage duration.		Yes	x	x
EU30	Average plant availability factor by energy source and by regulatory regime.	Average availability by source of energy in 2014 (%): Hidraulics: 94.74 Wind: 89.60 Thermal: 84.02	No	x	x

GLOBAL COMPACT	
Human Rights	
GC1	Principle 1 : Businesses should support and respect the protection of internationally proclaimed human rights;
GC2	Principle 2: Make sure that they are not complicit in human rights abuses.
Labour	
GC3	Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;
GC4	Principle 4: The elimination of all forms of forced and compulsory labour;
GC5	Principle 5: The effective abolition of child labour; and
GC6	Principle 6: The elimination of discrimination in respect of employment and occupation.
Environment	
GC7	Principle 7: Businesses should support a precautionary approach to environmental challenges;
GC8	Principle 8: Undertake initiatives to promote greater environmental responsibility; and
GC9	Principle 9: Encourage the development and diffusion of environmentally friendly technologies.
Anti-Corruption	
GC10	Principle 10: Businesses should work against corruption in all its forms, including extortion and bribery.

156

INDEPENDENT VERIFICATION STATEMENT

BUREAU VERITAS' INDEPENDENT ASSURANCE STATEMENT

INTRODUCTION

Bureau Veritas Certification Brasil(Bureau Veritas)has been engaged by Companhia Energética de Minas Gerais S.A. (Cemig) to conduct independent assurance of its 2014 Annual Sustainability Report (the Report), coveringevaluation of the report content, quality and the reporting boundary. The information and its presentation in the Report are the sole responsibility of the management ofCemig. Bureau Veritas' responsibility was to provide independent assurance according to the scope defined below.

SCOPE OF WORK

Assurance conducted on the Report, that included in its criteria the requirements set out in the Guidelines and Principles[1] of the Global Reporting Initiative GRI-G4 (2013) and Electric Utility Sector Supplement[3].

The assurance process was conducted to meet the requirements of a Type 2 assurance engagement as defined by AA1000 2008 Assurance Standard[2] (AA1000 AS).

The Assurance over the accuracy and reliability of the reported performance data and information relates solely to the companies Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. concerning the period from 1 January to 31 December 2014.

Excluded from the scope of our work is assurance of any information relating to:

- Activities outside the defined assurance period;
- Statements of position (expressions of opinion, belief, goals or future intention)on the part of Cemig;
- Economic and financial information contained in this Report which has been taken from financial statements verified by independent financial auditors;
- Inventory of Greenhouse Gas (GHG) emissions in its entirety.

1 Materiality, Stakeholder Inclusiveness, Sustainability Context, Completeness, Balance, Comparability, Accuracy, Timeliness, Clarity, and Reliability
2 Published by *AccountAbility: The Institute of Social and Ethical Accountability*http://www.accountability.org.uk, including the Principles of Materiality, Responsiveness and Completeness.

3 Sustainability Reporting Guidelines & Electric Utility Sector Supplement, Version 3.0/EUSS Final Version

157

METHODOLOGY

Our work was conducted using Bureau Veritas' internal protocol for the Independent Assurance of Sustainability Reports, based on current best practiceand included the following activities:

1. Interviews with the personnel responsible for material issues and Report content;
2. Analysis of documentary evidence provided by Cemig in relation to the reporting period (2014);
3. Desk review of Cemig's stakeholder engagement activities and response to stakeholders through the reporting process;
4. Evaluation of the method used to define material issues and aspects included in the Report, taking into account the sustainability context and the scope of CEMIG's activities;
5. The following facilitieswere visited:Head Office in Belo Horizonte (MG); Logistic and Material Administration MS/LA.

The process was designed to provide a high level of assurance concerning the nature and extent of Cemig's adherence to the AA1000 AS accountability principles, and a high level of assurance concerning the reliability of specified performance information within the report, providing a sound basis for our conclusions.

TECHNICAL REPORT

- CEMIG sets out a documented method for the analysis of Materiality and the establishment of the material issues for inclusion in the Report. We evidenced the application of this method in 2014, which encompassed an extensive global analysis of sustainability trends, and consults with internal functions of CEMIG, responsible for engagement with stakeholders (including local governments) identified for the Materiality analysis. Communication records between internal and external stakeholders relating to the materiality assessment were also reviewed. We considered the method used by CEMIG and its results to be appropriate;
- CEMIG continued to publish its short and medium term Objectives and Targets, in line with the strategy of the company, accounting for the company's performance in 2014;
- CEMIG resubmitted its Inventory of Greenhouse Gas emissions for independent external certification in compliance with the NBR ISO 14064 standard. The data used to compile the EN3, EN4, EN16, EN17 and EN19 GRI indicators were derived from this inventory;
- Concerning the recovery of riparian woodlands, CEMIG explains that the company donates saplings of native species, but it monitors only the projects for the recovery of the margins of the reservoirs that are under the company's responsibility;
- It is positive that CEMIG reports upon measurement and monitoring systems adopted for business contingency planning, as well as the management plan and training programs for disasters/emergencies (EU21 indicator);

158

,.. Regarding the lndex of Satisfaction with the Quality Perceived (ISQP) information was evidenced regarding the actions taken by the company to improve its performance with clients, which are followed up and validated by the CEMIG Clients Committee;
,.. CEMIG continued to publish information about projects, programs and actions of companies in which it has an interest. Such information was gathered from queries raised concerning material issues associated with the companies in question;
,.. lnformation on human rights management in the supply chain of the Distribution Business was evidenced, related mainly to criteria of registration, selection and contracting of suppliers. However, there was limited information on the systematic monitoring of human rights, social, environmental and labor practices concerning CEMIG’s suppliers;
,.. Significant improvements in the methodology for collecting quantitative data for the Report was seen, as well as training for the employees engaged for this purpose (Respondents) across the identified 11 material issues. During field visits more precise data consolidation and a better understanding of the information was also evidenced;
,.. CEMIG sets out a new communication flow regarding environmental fines and non- monetary sanctions and the data and information obtained to comply with indicator EN28 was deemed to be reliable;
.a. The channels for grievances used by CEMIG do not fully meet the criteria set out in GRI key performance indicator for environmental and social grievances (EN34, 5011);
.a. During the course of the assurance, inconsistencies identified in the Report regarding one or more principies of the GRIG4 were satisfactorily revised;
,.. lt was noted that recommendations made in the assurance Statement for the previous reporting period were addressed by CEMIG in this reporting cycle, with the exception of one. For continuity, that recommendation is maintained below, alongside new recommendations from this assurance cycle.
RECOMMENDATIONS FOR THE NEXT CYCLE CEMIG should:
,._ lmprove its management of human rights, labor practices, environmental and social responsibility in its supply chain, establishing a monitoring system for the requirements it sets out in contracts and procedures applicable to suppliers;
... lmprove the system for collecting and consolidating information concerning the SOB indicator (fines and non monetary sanctions for non compliance with laws and regulations), given that there was no evidence of centralized management of this issue, making difficult the collection of associated data (recommendation from previous cycle, updated);
... lmprove the management of environmental and social grievances, with the standardization of the reporting channels used, enabling grievance follow up, concerning it’s classification, quantification, handling and solution.
CONCLUSION
As per the scope of the assurance, the information and data presented in the Report were deemed to be accurate, free from significant error or misrepresentation, accessible and understandable to stakeholders.

The Report provides a fair and balanced representation of CEMIG’s sustainability performance.
We conclude that the Report adheres to the Principies of content and quality of the GRI-G4 guidelines, and fulfils the criteria of the option Essential.
STATEMENT OF INDEPENDENCE, IMPARTIALITY ANO COMPETENCE
Bureau Veritas is an independent professional services firm that specializing in Quality, Health, Safety, Social and Environmental management with more than 180 years history in providing independent assurance services.
No member of the assurance team has any commercial links with CEMIG, its Directors or Managers beyond that required of this assignment. We have conducted this assurance independently, and it is our opinion that there has been no conflict of interest.
Bureau Veritas has implemented a Code of Ethics across its business to maintain high ethical standards across staff in their day to day business activities.
CONTACT US
Bureau Veritas Certification: www.bureauveritascertification.com.br/faleconosco.asp
Phone (11)2655-9000.
São Paulo, April 20 75.
Alexander Vervuurt
Lead-assuror
Bureau Veritas Certification - Brasil
Click here to access the statement in PDF format.
CREDITS
Coordination
Cemig Corporate Communication Management (CE) Cemig lnvestor Relations Management (RI)
Cemig Corporate Sustainability Management (SE)

Graphic design
Perfil 252
Consultancy in planning, data collection, analysis of indicators and drafting
Keyassociados
Photographs
Cemig Acquis
Shutterstock Image Bank
Elderth Theza
Eugênio Paccelli
Marco Mendes/Lumini Fotografia
Translation
Dash Documentos Eletrônicos Ltda
Corporate Information
Companhia Energética de Minas Gerais – Cemig
Avenida Barbacena 1200
30190-131 Belo Horizonte, MG
Brazil
Brazilian Corporate Tax Number (CNPJ): 17.155.730/0001-64
Telephone: 116 or 0800 7210 116
www.cemig.com.br
Cemig Distribuição S.A.
Avenida Barbacena 1200, 17th floor, A1 Wing
Belo Horizonte, MG
30190-131
CNPJ: 06.981.180/0001-16
Cemig Geração e Transmissão S.A.
Avenida Barbacena 1200, 12th floor, B1 Wing
Belo Horizonte, MG
30190-131
CNPJ: 06.981.176/0001-58
Custodian Bank
Banco Itaú S.A.
ADR Depositary Bank
Citibank Shareholder Services

7. XX ANNUAL MEETING CEMIG-APIMEC – GUIDANCE 2015-2019

Guidance for 2015–2019
Belo Horizonte, May 25, 2015
Presenting executive: Fabiano Maia Pereira

Disclaimer
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyses from the point of view of our Senior Management, in accordance with their experience, and also on factors, such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.
Important factors that can lead to significant differences between actual results and the projections about future events or results include alterations that may be considered necessary in Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied in such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by the Company, we recommend consulting the section Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

Main assumptions for 2015-2019
Guidance

Cemig will continue to grow in the long term, with capital discipline, while preserving additional value generation and return on shareholder’s investments.
Cemig will adopt numerous initiatives to achieve the intended results – operational efficiency, synergy gains, and growth both through acquisitions and through interests in new enterprises.
Cemig will maintain a trading policy in line with the short and medium-term challenges, focusing on revenue optimization of the group.
Cemig will seek to maintain its generation and distribution concessions in a balance manner and following with the interests of both its stockholders and consumers.
2015-2019 guidance: Main assumptions

Our proactive response to the challenges would focus on:
Productivity – We will continue seeking greater productivity in all processes within all the companies in the Group, including practices such as benchmarking, automation, combat of fraud and default, re-engineering of processes, and optimization of routines, among others.
Synergies – Part of this initiative is the quest to find synergies between companies amongst the group, especially with Light. Since 2014, Cemig D (Distribution) has been developing a formal joint operation program with Light.
Trading strategy focused on maximizing profit at all times.
Be proactive in managing debt profile at all times.
Investment focus on rigorous capex allocation in selected projects that are most profitable to the Group.
These initiative and others were considered in preparing this Guidance for 2015-2019.
Main assumptions for 2015-2019 guidance

Cemig D (Distribution)

Market growth expectation of 3% between 2016 and 2019
Source: Cemig.
Source: Cemig.
Size of Cemig’s markets – YoY Changes, %
Cemig’s markets – Size, MWh
Captive
market
Total Free Market
Captive
market
Free Market
6,0%
4,0%
2,0%
0,0%
-2,0%
-4,0%
-6,0%
-8,0%
-10,0%
2015
2016
2017
2018
2019
1,8%
-2,4%
-8,9%
2,7%
1,7%
0,1%
4,9%
3,9%
3,4%
5,1%
4,0%
3,3%
3,1%
2,7%
2,0%
27
16
2015
28
16
2016
29
17
2017
30
18
2018
31
18
2019

Cemig expects average tariff to fall and ‘Portion B’(*) to be stable
Source: Cemig.
* Assuming that the present concession contracts are maintained.
Portion B
Average tariff
50%
40%
30%
20%
10%
0%
-10%
-20%
2015
2016
2017
2018
2019
39.1%
0.8%
2.2%
5.3%
2.0%
-13.4%
-0.6%
-3.6%
0.4%
-4.1%

Expected productivity gains over 2016– 2019 Costs increasing below market growth
Opex Average tariff
Source: Cemig.
115
110
105
100
95
90
2015
2016
2017
2018
2019
100
100
106
103
113
104

Investments in full compliance with regulatory requirements.
Constant June 2015 R$ million
Capex 2015–2019
Source: Cemig.
Total 5,060
Infrastructure/other
344
Subtotal 4,258
Client funds
802
Item Total planned, multi-year
Electricity system
3,914

Constant June 2015 R$ million
Ebita Guidance 2015-2016
Source: Cemig.
2300
2100
1900
1700
1500
1300
1100
900
700
500
2015
2016
Year
2015
2016
Lower limit
1,046
1,094
Upper limit
1,336
1,398

Cemig GT (Generation and Transmission)

Average prices and the GSF
(Generation Scaling Factor)
Prices – R$/MWh
Source: Cemig.
Average price
Constant June 2015 R$
400
350
300
250
200
150
100
50
2015
2016
2017
2018
2019
1,20
1,00
0,80
0,60
0,40
0,20
0,83
215
0,93
188
1,03
182
1,00
184
1,02
177
GSF

Constant June 2015 R$ million
Capex 2015-2019
Source: Cemig.
Total 2,570
Item Total planned, multi-year
Generation
340
Injections of capital
1,229
Transmission
1,001
Assets contribution: Aliança Norte, Santo Antônio, Belo Monte, Itaocara.

2015–2016
Ebitda Guidance
Constant June 2015 R$ million
Source: Cemig.
Consolidated Ebitda using IFRS criterion.
The R$ 4.095 billion excludes a non-recurring gain of R$ 735mn resulting from the Aliança transaction.
5500
4500
3500
2500
1500
500
2015
2016
4,095.00
Year
2015
2016
Lower limit
3,721
2,911
Upper limit
4,830
3,939

CEMIG PARENT COMPANY

Constant June 2015 R$ million
Capex 2015-2019
Source: Cemig.
Other 5
Total 667
Item Total planned, multi-year
Capital injections
662
Capital contributions: Jacobina, Cemig PCH, Cemig Overseas, Horizontes Energia, and Efficientia.

Ebitda Guidance 2015–2019
Constant June 2015 R$ million
The R$ 6.099 billion excludes a non-recurring gain of R$ 735mn resulting from the Aliança transaction.
Source: Cemig.
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
2015
2016
2017
2018
2019
6,834.30
6,099.30
5,434.80
5,943.15
4,611.65
5,947.30
4,642.55
5,982.75
4,686.80
5,981.25
4,730.05

Investor Relations
Telephone: (55-31) 3506-5024
Fax: (55-31) 3506-5025
Email: ri@cemig.com.br
Website: http://ri.cemig.com.br

8. XX ANNUAL MEETING CEMIG-APIMEC – SUPPLY AND DEMAND CEMIG GT AND THE NATIONAL GRID

Supply and demand
Cemig GT and the national grid
Presenting executive: Marcus Vinícius de Castro Lobato

The Brazilian National Grid
Source: PMO (Monthly Operation Program), May 2014.
Analysis by Cemig based on a GDP growth forecast of 4.8% over the 2014-2018 (1st four-month revision, 2014) period.
Assumes withdrawal of thermal projects that sold energy in new auctions that were not developed.
MW (average)
90,000    80,000    70,000    60,000    50,000    40,000     30,000    20,000    10,000
            Hydro    Wind / Bio    Reserve         Thermal     Market     Surplus, MWh     Surplus (%)
2014     50,871     2,448             1,498         15,612         65,985             2,944             4.5%
2015     53,580     2,525             1,692         16,264         69,337             3,032             4.4%
2016     55,600     3,127             2,093         16,399         72,216             2,910             4.0%
2017     58,722     3,264             2,093         16,399         75,299             3,085             4.1%
2018     59,755     4,067             2,685         16,317         78,641             1,498             1.9%

The Brazilian National Grid
Source: PMO (Monthly Operation Program), May 2015.
Analysis by Cemig, based on a GDP forecast growth of 2.5% over the 2015-2019 (1st four-month revision, 2015) period.
Assumes withdrawal of thermal projects that sold energy in auctions that were not developed.
MW (average)
90,000    80,000    70,000    60,000    50,000    40,000     30,000    20,000    10,000
            Hydro     Wind / Bio     Reserve     Thermal     Market     Surplus, MWh     Surplus (%)
2015     52,689         3,503         1,689         15,642     64,979             6,854             10.5%
2016     54,062         3,453         1,815         15,626     67,459             5,682             8.4%
2017     55,898         4,122         2,211         15,939     69,717             6,243             9.0%
2018     59,452         5,133         2,575         16,440     72,573             8,452             11.6%
2019     59,908         5,899         2,575         19,028     75,541             9,295             12.3%

Cemig GT: Supply/Demand chart presented in 2014 (1)
Figures presented
last year:
at the 19th APIMEC
(May 27, 2014)
Components
Average MW
5,500    5,000    4,500    4,000    3,500    3,000     2,500    2,000    1,500    1,000    500    0
Excess production and secondary supply transacted in spot market 2013
Probable renewals
Own resources*
Availble for sales or trading
Regulated Market sales (to distributors)
Intermadiation of contracts
Free Market sales (free consumers, and traders)
Operational agreement
(*) Assumes exclusion of Hydroelectric Plants of which the second concession period expires in coming years.
Maintains the Jaguara, São Simão and Miranda plants.
2013      2014    2015      2016    2017       2018    2019      2020    2021      2022
111         111      111        111      111        111      111         111      111        111
1,429      579      498        398       398        398      398        398      398        398
2,352    3,580    2,685    2,573    2,252    2,138     1,959    1,731    1,396    1,385
702        621        715      853         828      615        615      415      215         215
450        579        465      751       1,123    1,394    1,653    2,127    2,185    2,193
                         1,693     1,740     2,221    2,075    2,185    2,413    2,882    2,886

Cemig GT: Supply/Demand chart presented in 2014 (2)
Figures presented
last year:
at the 19th APIMEC
(May 27, 2014)
Components
Average MW
Excess production and secondary supply transacted in spot market in 2013
Probable renewals
Own resources*
Available for sales or trading
Regulated Market sales (to distributors)
Intermediation of contracts
Free Market sales (free consumers, and traders)
Operational agreement
(*) Assumes exclusion of Hydroelectric Plants of which first or second concession expires in the coming years.
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2013
111
1,429
2,352
702
450
2014
111
579
3,580
621
308
2015
111
498
2,685
715
186
465
2016
111
398
2,573
853
177
751
2017
111
398
2,252
828
304
1,123
2018
111
398
2,138
615
47
1,394
2019
111
398
1,959
615
82
1,653
2020
111
398
1,731
415
314
2,127
2021
111
398
1,396
215
778
2,185
2022
111
398
1,385
215
788
2,193

Cemig GT: Supply/Demand chart for 2015
Available for sales or trading
Intermediation of contracts
Regulated Market sales (Distributors)
Free Market sales (Free Consumer, and Traders)
New Free Market Sales (Free Consumers, and Traders)
Operational agreement
Own resources*
Excess accounted in the spot market in 2014
Free Market sales made after May 2014
(*) Assumes exclusion of Hydroelectric Plants under first or second concession contacts that expire in the coming years.
(**) Takes into account the asset transfer and contracts to Aliança Geração de Energia S.A.
Average MW
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2014
110
579
3,552
658
382
2015
528
2,681
182
525
82
2016
253
2,583
214
663
140
2017
253
2,347
283
638
81
2018
253
2,235
302
425
10
2019
253
1,876
267
425
153
2020
253
1,657
207
225
379
2021
253
1,322
137
25
895
2022
253
1,230
87
25
1,028
2023
253
237
1,412

Cemig GT: Supply/Demand
Available for sales or trading
Intermediation of contracts
Sales in regulated market (Distributors)
Sales in Free Market (Free Consumers, and Traders)
Operational agreement
Average MW
Own resources*
Excess accounted in the spot market in 2014
(*) Assumes exclusion of Hydroelectric Plants under first or second concession contracts that expire in the coming years.
(**) Takes into account the asset transfer and contracts to Aliança Geração de Energia S.A.
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2014
110
579
3,552
658
382
2015
528
2,863
525
82
2016
253
2,797
663
140
2017
253
2,630
638
81
2018
253
2,537
425
10
2019
253
2,143
425
153
2020
253
1,865
225
379
2021
253
1,459
25
895
2022
253
1,317
25
1,028
2023
253
714
237
1,412

Cemig GT: Supply/Demand
Own resources*
Probable renewals
Available for sales or trading
Intermediation of contracts
Sales in regulated market (Distributors)
Sales in Free Market (Free Consumers, and Traders)
Average MW
Operational agreement
Excess accounted in the spot market in 2014
(*) Assumes exclusion of Hydroelectric Plants under the first or second concession contracts that expire in the coming years.
(**) Takes into account the asset transfer and contracts to Aliança Geração de Energia S.A.
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2014
110
579
3,552
658
382
2015
528
2,863
525
82
2016
253
2,797
663
140
174
2017
253
2,630
638
81
412
2018
253
2,537
425
707
2019
253
2,143
425
153
931
2020
253
1,865
225
379
1,451
2021
253
1,459
25
895
1,597
2022
253
1,317
25
1,028
1,636
2023
253
714
237
1,412
2,125

Cemig GT: Supply/Demand
Own resources*
Probable renewals
Excess accounted in the spot market in 2014
Available for sales or trading
Intermediation of contracts
Sales in regulated market (Distributors)
Sales in Free Market (Free Consumers, and Traders)
Operational agreement
Average MW
(*) Assumes exclusion of Hydroelectric Plants under the second concession contract that expires in the coming years. Includes Jaguara, São Simão and Miranda hydro plants.
(**) Takes into account the asset transfer of assets and contracts to Aliança Geração de Energia S.A.
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2014
110
579
3,552
658
382
2015
528
2,863
525
1,607
2016
253
2,797
663
174
698
1,707
2017
253
2,630
638
412
938
1,850
2018
253
2,537
425
707
858
1,759
2019
253
2,143
425
931
778
1,922
2020
253
1,865
225
1,451
2,148
698
2021
253
1,459
25
2,664
1,053
2022
253
1,317
25
1,636
2,797
1,135
2023
253
714
237
2,125
3,181
1,023

Investor Relations
Telephone: (55-31) 3506-5024
Fax: (55-31) 3506-5025
Email: ri@cemig.com.br
Website: http://ri.cemig.com.br

304